1934 ACT FILE NO. 001-15264

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
___________________

FORM 6-K
___________________

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2012
___________________

Aluminum Corporation of China Limited
(Translation of Registrant's name into English)
___________________

No. 62 North Xizhimen Street
Haidian District, Beijing
People's Republic of China 100082
(Address of principal executive offices)
___________________

         Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F      X       Form 40-F

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(1): __________

         Indicate by check mark if the registrant is submitting the Form 6-K in papers as permitted by Regulation S-T Rule 101(b)(7): __________

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                No      X

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Aluminum Corporation of China Limited (Registrant)
Date June 8, 2012	By /s/ Liu Qiang Name: Liu Qiang Title: Company Secretary

Certain statements contained in this announcement may be regarded as "forward-looking statements" within the meaning of the U.S. Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual performance, financial condition or results of operations of the Company to be materially different from any future performance, financial condition or results of operations implied by such forward-looking statements. Further information regarding these risks, uncertainties and other factors is included in the Company's filings with the U.S. Securities and Exchange Commission. The forward-looking statements included in this announcement represent the Company's views as of the date of this announcement. While the Company anticipates that subsequent events and developments may cause the Company's views to change, the Company specifically disclaims any obligation to update these forward-looking statements, unless required by applicable laws. These forward-looking statements should not be relied upon as representing the Company's views as of any date subsequent to the date of this announcement.

About the Company
Our contact information of this release is:

*	Business address: No. 62 North Xizhimen Street, Haidian District, Beijing, People's Republic of China, 100082
*	Telephone number: (86-10) 8229 8103
*	Website: http://www.chalco.com.cn
*	Contact person: Liu Qiang, Company Secretary

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubts to any aspect of this circular or as to the action to be taken, you should consult your stockbroker or other licensed securities dealer, registered institution in securities, bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Aluminum Corporation of China Limited, you should at once hand this circular to the purchaser or the transferee or to the bank, licensed securities dealer, registered institution in securities or other agent through whom the sales or transfer was effected for transmission to the purchaser or the transferee.

This circular appears for information purposes only and does not constitute an invitation or offer to acquire, purchase or subscribe for securities of the Company or the Common Shares of SouthGobi.

CHALCO

中国铝业股份有限公司

ALUMINUM CORPORATION OF CHINA LIMITED *

(A joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2600)

Financial Advisor to the Company

BNP PARIBAS
CORPORATE & INVESTMENT BANKING

MAJOR TRANSACTION IN RELATION TO A TAKEOVER OFFER TO ACQUIRE UP TO 60% OF THE ISSUED AND OUTSTANDING COMMON SHARES IN SOUTHGOBI RESOURCES LTD.

This supplemental circular should be read together with the AGM Circular.

A letter from the Board containing details of the Offer is set out on pages 17 to 42 of this circular. The Offer contemplated under the Lock-up Agreement is subject to the approval by the shareholders of the Company at the AGM. A notice convening the AGM to be held at the Company's conference room at No. 62 North Xizhimen Street, Haidian District, Beijing, the People's Republic of China at 9:30 a.m. on Friday, 29 June 2012 was set out in the AGM Circular.

A reply slip and a form of proxy for use at the AGM are enclosed in the AGM Circular and are also published on the website of the Stock Exchange (www.hkexnews.hk). Shareholders who intend to attend the AGM shall complete and return the reply slip in accordance with the instructions printed thereon before Saturday, 9 June 2012. Shareholders who intend to appoint a proxy to attend the AGM shall complete and return the form of proxy enclosed in the AGM Circular in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the AGM and voting in person if you so wish.

8 June 2012

* *For identification purpose only*

CONTENTS

Pages

"AGM"	the 2011 annual general meeting of the Company expected to be held on 29 June 2012 to, among others, consider and approve the Offer
"AGM Circular"	the shareholders' circular of the Company dated 15 May 2012 in which the Company, among others, set out the resolutions to be considered and approved at the AGM
"Applicable Securities Laws"	the *Securities Act* (British Columbia) and the regulations thereunder and all other applicable Canadian, United States, Hong Kong and such other securities Laws as the Offeror deems applicable
"Board"	the board of directors of the Company
"Chinalco"	Aluminum Corporation of China (中國鋁業公司), a state-owned enterprise and the controlling shareholder of the Company holding directly and indirectly approximately 41.82% of the total issued share capital of the Company
"Common Share(s)"	the currently outstanding common share(s) of SouthGobi and for the purpose of the Offer include common shares of SouthGobi that may become outstanding prior to the closing of the Offer
"Company"	Aluminum Corporation of China Limited (中國鋁業股份有限公司), a joint stock limited company established in the PRC with limited liability, the A shares, H shares and American Depositary Receipts of which are listed on the Shanghai Stock Exchange (601600), HKEx (2600) and the New York Stock Exchange (ACH), respectively
"Company Shareholder Approval"	approval of the Offer by a majority of the votes cast by holders of ordinary shares in the capital of the Company at a duly called meeting of the Company or, if permitted by the Listing Rules, by a resolution in writing signed by holder of a majority of the Shares in the capital of the Company
"Company Subsidiaries"	the subsidiaries of the Company
"Competent Person"	has the meaning given to it under Rule 18.01(3) of the Listing Rules

"Consultancy Agreement(s)"	the consultancy agreement(s) entered into on 27 March 2012, by the Company and employee(s) of SouthGobi, pursuant to which the Company has agreed to engage certain employee(s) of SouthGobi as consultant(s) for up to 12 months as from a termination of their employment or for a period of 12 months less the notice period actually served by the consultant(s) on their resignation but not earlier than the Share Transfer Date
"Cooperation Agreement"	the cooperation agreement entered into on 27 March 2012, between the Company and SouthGobi, pursuant to which the Company has undertaken to provide support services to the SouthGobi Group to further develop the SouthGobi Group for the benefit of the SouthGobi and its shareholders
"C$"	Canadian dollar(s), the lawful currency of Canada
"Director(s)"	the director(s) of the Company
"Enlarged Group"	the Group as enlarged by SouthGobi Group upon Completion
"Governmental Entity"	(a) any sovereign nation, government, state, province, country, territory, municipality, quasi-government, administrative, judicial or regulatory authority, agency, board, body, bureau, commission (including any securities commission), instrumentality, court or tribunal or any political subdivision thereof, or any central bank (or similar monetary or regulatory authority) thereof, any taxing authority, any ministry or department or agency of any of the foregoing; (b) any entity exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to government, including any court; (c) any stock exchange; or (d) any corporation or other entity owned or controlled, through stock or capital ownership or otherwise, by any of the foregoing entities established to perform a duty or function on its behalf

"Group"	the Company and its subsidiaries
"HK$"	Hong Kong dollars, the lawful currency of Hong Kong
"HKEx" or "Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"IFRS"	International Financial Reporting Standards
"Ivanhoe" or "IVN"	Ivanhoe Mines Ltd., a Canadian mineral exploration and development company headquartered in Vancouver, British Columbia and its shares are listed on the TSX (IVN) and the New York Stock Exchange & NASDAQ (IVN)
"Latest Practicable Date"	4 June 2012, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein
"Law"	any applicable laws, including international, national, provincial, state, municipal and local laws, treaties, statutes, ordinances, judgments, decrees, injunctions, writs, certificates and orders, notices, by-laws, rules, regulations, ordinances, or other requirements, policies or instruments of any Governmental Entity having the force of law
"Listing Rules"	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited
"Lock-up Agreement"	the lock-up agreement entered into on 1 April 2012 (Vancouver time) by the Company and IVN, pursuant to which the Offeror has agreed to make the Offer, and IVN has agreed to tender to the Offer all of the Common Shares held or subsequently acquired by it during the Offer Period, all on the terms and subject to the conditions set forth therein
"Locked-up Shareholder"	Ivanhoe
"Major Transaction"	has the meaning given to it under Rule 14.06(3) of the Listing Rules

"Material Adverse Effect"	when used in connection with a person, any effect that is, or could reasonably be expected to be, material and adverse to the financial condition, properties, assets, liabilities (including any contingent liabilities that may arise through outstanding, pending or threatened litigation or otherwise), obligations (whether absolute, accrued, conditional or otherwise), businesses, operations, or present or future results of operations of that person and its subsidiaries taken as a whole, whether before or after giving effect to the transactions contemplated by the Lock-up Agreement, other than any effect: (a) resulting from the announcement of the Lock-up Agreement or the transactions contemplated by the Lock-up Agreement; (b) relating to general political, economic or financial conditions, or securities or capital markets generally in Canada, the United States, Mongolia, China, Hong Kong or elsewhere; (c) relating to any changes in currency exchange rates, interest rates or inflation; (d) affecting the global mining industry in general; (e) relating to any of the principal markets served by that person's business generally (including the business of that person's subsidiaries) or shortages or price changes with respect to raw materials or metals (including coal); (f) relating to a change in the market trading price or trading volume of securities of that person; (g) relating solely to the failure by that person to meet any earnings, projections, forecasts or estimates, whether internal or previously publicly announced; (h) relating to any change in applicable generally accepted accounting principles, or as a result of any reconciliation of financial data into International Financial Reporting Standards;

(i) relating to any change in Law;

(j) resulting from compliance with the terms of the Lock-up Agreement or resulting from actions or inactions to which the other party has expressly consented, in writing; provided that the causes underlying such effect referred to in clauses (f) or (g), respectively, may be taken into account when determining whether a Material Adverse Effect has occurred and provided further, however, that such effect referred to in clause (b), (c), (d), (e), (h) or (j) above does not primarily relate to (or have the effect of primarily relating to) that person and its subsidiaries, taken as a whole, or materially disproportionately adversely affect that person and its subsidiaries, taken as a whole, compared to other companies of similar size operating in the industry in which that person and its subsidiaries operate; or

(k) resulting from any existing, pending or threatened legal proceedings of which Offeror has been notified in writing on or before the date hereof or which has been disclosed in any document filed by or on behalf of SouthGobi or IVN with any securities commission or similar securities regulatory authority in any of the provinces or territories of Canada

"MNT"	Mongolian tugrugs, the lawful currency of Mongolia
"MRAM"	Mineral Resources Authority of Mongolia
"Offer"	means an offer to be made by the Offeror to all of the SouthGobi Shareholders to acquire:

(a) not less than fifty-six percent (56%) and up to (but not more than) sixty percent (60%) of the aggregate of:

(i) the issued and outstanding Common Shares as at the date the Offer is made to all of the shareholders of SouthGobi, plus

(ii) the issued and outstanding Common Shares that are issued upon the exercise of the convertible securities subsequent to the date the Offer is made to the SouthGobi Shareholders,

of such Common Shares held by each Shareholder to whom the offer is made (the "**Individual Allocation**") at a purchase price of C$8.48 per Common Share, and

(b) if permitted by Applicable Securities Laws, concurrently in such offer the further right:

(i) to those SouthGobi Shareholders that have accepted the offer described in paragraph (a) and who have deposited as to their full Individual Allocation, and not withdrawn at the Expiry Time any, of their Common Shares and

(ii) if less than an aggregate of sixty percent (60%) of all of the issued and outstanding Common Shares described in paragraph (a)(i) and (ii) of this definition (the "**Aggregate Offer**") are deposited under such offer and not withdrawn at the Expiry Time,

to deposit additional Common Shares on the same terms and conditions as contained in such offer in excess of their Individual Allocation, up to a maximum number of Common Shares that *pro-rata* to all other SouthGobi Shareholders that are entitle to and properly exercise this right would result in such offer achieving up to the Aggregate Offer

"Offer Document"	the offer and circular to be issued by the Offeror in respect of the Offer as required by Applicable Securities Laws
"Offer Period"	the period during which the Offer will remain open, the details of which are set out in the paragraph headed "The Offer – Offer period" in this circular

"Offer Price"	the offer price of C$8.48 (equivalent to approximately HK$65.97) for each Common Share pursuant to the Offer
"Offeror"	the Company or any of its subsidiaries currently existing or to be established as nominated by the Company
"Ordinary Course"	means in respect of a person the conduct of the business of that person in the ordinary course consistent with past practice in all material respects and in compliance with applicable Laws, and the use of reasonable best efforts to preserve intact its present business organization and goodwill, to keep its contractual or other real property interests, mining leases, mining concessions, mining claims, permits or other property, mineral or proprietary interests or rights or other legal rights and claims in good standing, to keep available the services of its officers and employees as a group and to maintain satisfactory relationships with suppliers, distributors, employees, joint venture parties and others having business relationships with it
"Required Regulatory Approvals"	means approvals, decisions and confirmations (including by way of any expiration, waiver or termination of any relevant waiting period in relation to any Governmental Entity), as well as any other material approvals, decisions and confirmations that the parties agree, acting reasonably, are required in order to complete the Offer including, for greater certainty: a) the *Competition Act* approval; b) the *Investment Canada Act* approval; c) the Company Shareholder Approval; d) receipt of necessary approvals from each of the following Government Entities in China, being the National Development and Reform Commission, the Ministry of Commerce, and the State Administration of Foreign Exchange

"Roma"	Roma Appraisals Limited, commissioned by the Company to prepare a Valuation Report on the mine assets of SouthGobi pursuant to the requirements under Chapter 18 of the Listing Rules
"Runge"	Runge Asia Limited (Minarco-MineConsult), commissioned by the Company to prepare a Competent Person's Report on the mine assets of SouthGobi pursuant to the requirements under Chapter 18 of the Listing Rules
"Share(s)"	the share(s) of the Company
"Share Transfer Date"	the date on which the Company has acquired at least one Common Share, provided, however, that the acquisition of up to 10,000 Common Shares (either by way of a single transaction or through multiple transactions resulting in an aggregate holding of not more than 10,000 Common Shares) inadvertently made by the Company in good faith shall be deemed not to be an acquisition of Common Shares for the purpose of this definition if the Common Shares so acquired are promptly sold and disposed by the Company upon discovery of such inadvertent Share acquisition
"Shareholder(s)"	the holder(s) of share(s) of the Company
"SouthGobi"	SouthGobi Resources Ltd., a company incorporated in Canada with limited liability under the legislation of the Province of British Columbia and its Common Shares are listed on the TSX (SGQ) and HKEx (1878)
"SouthGobi Group"	the SouthGobi and its subsidiaries
"SouthGobi Shareholder(s)"	the shareholder(s) of SouthGobi
"TSX"	the Toronto Stock Exchange
"US$"	United States dollars, the lawful currency of the United States
"Valuation Report"	has the meaning given to it under Rule 18.01(3) of the Listing Rules

"Winsway"	Winsway Coking Coal Holdings Limited, a company incorporated in the British Virgin Islands with limited liability, the shares of which are listed on HKEx (1733)
"Winsway Resources"	Winsway Resources Holdings Limited, a company incorporated under the laws of the British Virgin Islands with limited liability and indirectly wholly-owned by Mr. Wang Xingchun, and which holds approximately 43.12% of the total issued share capital of Winsway as of 23 April 2012

Unless otherwise stated, all references to a time or date in this circular are references to Hong Kong time and date.

This glossary of technical terms contains terms used in this circular in connection with the Enlarged Group. As such, these terms and their meanings may not correspond to standard industry meaning or usage of these terms.

"assay"	qualitative or quantitative analysis of a substance to determine its components; the result of such an analysis
"beneficiation"	the dressing or processing of coal or ores for the purpose of (i) regulating the size of a desired product, (ii) removing unwanted constituents, or (iii) improving the quality, purity, or assay grade of a desired product
"bituminous coal"	bituminous coal, has greater than 14% volatile matter (dry, mineral-matter-free-basis) and gross calorific value of greater than 10,500 British Thermal Units per pound (moist, mineral-matter-free-basis), as defined in ASTM D388-12 – Standard Classification of Coal by Rank. Its forms include thermal coal, which is used to generate electricity, and coking coal, which is an important fuel and raw material used in the steel and iron industries
"coking coal"	coal used in the process of manufacturing steel. It is also known as metallurgical coal
"fault"	a fracture in rock along which the adjacent rock surfaces are differentially displaced
"feasibility study"	as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), a comprehensive technical and economic study of the selected development option for a mineral project that includes appropriately detailed assessments of realistically assumed mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations together with any other relevant operational factors and detailed financial analysis, that are necessary to demonstrate at the time of reporting that extraction is reasonably justified (economically mineable). The results of the study may reasonably serve as the basis for a final decision by a proponent or financial institution to proceed with, or finance, the development of the project. The confidence level of the study will be higher than that of a Pre-Feasibility Study.

"high volatile A bituminous coal"	high volatile A bituminous coal with heating valve over 14,000 British Thermal Units per pound (equivalent to 7,778 kilocalorie per kilogram) (moist, mineral-matter-free basis) as defined under the ASTM D388 Standard Classification of Coal by Rank
"high volatile B bituminous coal"	high volatile B bituminous coal with heating valve between 13,000 and 14,000 British Thermal Units per pound (equivalent to 7,223-7,778 kilocalorie per kilogram) (moist, mineral-matter-free basis) as defined under the ASTM D388 Standard Classification of Coal by Rank
"indicated mineral resource"	as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological grade and grade continuity to be reasonably assumed
"inferred mineral resource"	as deferred in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), that part of a mineral resource for which the quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate technique from locations such as outcrops, trenches, pits, working and drill holes
"interburden"	barren rock material, either loose or consolidated, between coal seams, that must be removed during open pit mining

"JORC Code"	Australasian Code for Reporting Exploration Results, Mineral Resources and Ore Reserves prepared by The Joint Ore Reserves Committee of the Australasian Institute of Mining and Metallurgy, Australian Institute of Geoscientists and Minerals Council of Australia (2004 Edition)
"lignite"	the lowest rank of coal with gross calorific value of less than 8,300 British Thermal Units per pound (moist, mineral-matter-free-basis), as defined under the ASTM D388 Standard Classification of Coal by Rank. Lignite tends to be found in relatively young coal deposits that were not subjected to extreme heat or pressure, is crumbly, has high moisture content and is mainly used as fuel at power plants to generate electricity
"measured mineral resource"	as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is that part of a mineral resource for which quantity, grade or quality, densities, shape and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity
"metallurgical coal"	see "coking coal"
"mineral reserve"	as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is the economically mineable part of a measured or indicated mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A mineral reserve includes diluting materials and allowances for losses that may occur when the material is mined

"mineral resource"	as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilised organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge
"NI 43-101"	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators, as the same may be amended from time to time, being the instrument published by the Canadian Securities Administrators governing the reporting of exploration results, mineral resources and mineral reserves
"open pit"	the main type of mine designed to extract minerals close to the surface; also known as "open cut"
"overburden"	barren rock material, either loose or consolidated, overlying a coal seam, that must be removed during open pit mining
"preliminary feasibility study"	as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is a comprehensive study of a range of options for the technical and economic viability of a mineral project that has advanced to a stage where a preferred mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, is established and an effective method of mineral processing is determined. It includes a financial analysis based on reasonable assumptions on mining, processing, metallurgical, economic, marketing, legal, environmental, social and governmental considerations and the evaluation of any other relevant factors which are sufficient for a Qualified Person, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve

"premium coal" — coal that could potentially be used as pulverised coal injection ("**PCI**") coal or a high-quality thermal coal

"probable reserve" — as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is the economically mineable part of an indicated and, in some circumstances, a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"proven reserve" — as defined in NI 43-101, (as updated on 30th June 2011) by reference to CIM definition Standards on Mineral Resources and Mineral Reserves (27th November 2010), is the economically mineable part of a measured mineral resource demonstrated by at least a preliminary feasibility study. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified

"qualified person" — as defined in NI 43-101, (as updated on 30th June 2011) is an individual who

(a) is an engineer or geoscientist with a university degree, or equivalent accreditation, in an area of geoscience, or engineering, relating to mineral exploration or mining;

(b) has at least five years of experience in mineral exploration, mine development or operation, or mineral project assessment, or any combination of these, that is relevant to his or her professional degree or area of practice;

(c) has experience relevant to the subject matter of the mineral project and the technical report;

(d) is in good standing with a professional association; and

(e) in the case of a professional association in a foreign jurisdiction, has a membership designation that

(i) requires attainment of a position of responsibility in their profession that requires the exercise of independent judgment; and

(ii) requires

A. a favourable confidential peer evaluation of the individual's character, professional judgement, experience, and ethical fitness; or

B. a recommendation for membership by at least two peers, and demonstrated prominence or expertise in the field of mineral exploration or mining

"reverse circulation drilling" — also known as RC drilling, the drilling mechanism is a pneumatic reciprocating piston known as a hammer driving a tungsten-steel drill bit. Reverse circulation is achieved by blowing air down the rods; the differential pressure creating air lift of the water and cuttings up the inner tube which is inside each rod

"seam" — a stratum or bed of coal or other mineral; generally applied to large deposits of coal

"splits" — the division of seam of coal into two or more horizontal sections by intervening rock strata

"strip ratio" — the ratio of the amount of waste removed (in bank cubic metres) to the amount of coal or minerals (in tonnes) extracted by open pit mining methods

"thermal coal" — also referred to as "steam coal" or "steaming coal", thermal coal is used in combustion processes by power producers and industrial users to produce steam for power and heat. Thermal coal tends not to have the carbonisation properties possessed by metallurgical coals and generally has lower heat value and higher volatile content than coking coal

"underburden"	barren rock material, either loose or consolidated, underlying a coal seam, that must be removed during open pit mining
"waste"	the sum of overburden, interburden and underburden that must be removed during open pit mining

Mineral Resource and Mineral Reserve – CIM Standards

Unless otherwise specified, all references in this circular to "mineral reserves", "mineral resources", "measured", "indicated" or "inferred" resources or to "proven" or "probable" reserves are to these terms as defined in the CIM Standards.

CHALCO
中国铝业股份有限公司
ALUMINUM CORPORATION OF CHINA LIMITED*

(A joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock Code: 2600)

Executive Directors:
Mr. Xiong Weiping *(Chairman)*
Mr. Luo Jianchuan
Mr. Liu Caiming
Mr. Liu Xiangmin

Non-executive Directors:
Mr. Shi Chungui
Mr. Lv Youqing

Independent non-executive Directors:
Mr. Zhang Zhuoyuan
Mr. Wang Mengkui
Mr. Zhu Demiao

Registered office:
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

Principal place of business:
No. 62 North Xizhimen Street
Haidian District, Beijing
The People's Republic of China
Postal code: 100082

Principal place of business in Hong Kong:
Unit 3103, 31st Floor
Office Tower, Convention Plaza
1 Harbour Road, Wanchai
Hong Kong

8 June 2012

To the Shareholders

Dear Sir or Madam,

MAJOR TRANSACTION IN RELATION TO A TAKEOVER OFFER TO ACQUIRE UP TO 60% OF THE ISSUED AND OUTSTANDING COMMON SHARES IN SOUTHGOBI RESOURCES LTD.

INTRODUCTION

On 2 April 2012, the Board announced that the Offeror proposed to acquire up to (but not more than) sixty percent (60%), but not less than fifty six percent (56%), of the issued and

* *For identification purpose only*

outstanding Common Shares of SouthGobi by way of a partial offer under the relevant Canadian laws and regulations. The Company may nominate one of its subsidiaries currently existing or to be established to implement the Offer and acquire the Common Shares in SouthGobi. The Offer will be conditional on the fulfillment and/or, where applicable, waiver of conditions of the Offer as set out in the Lock-up Agreement, and be made for a cash consideration of C$8.48 (equivalent to approximately HK$65.97) for each Common Share. The Offer constitutes a Major Transaction for the Company under Chapter 14 of the Listing Rules.

The purpose of this circular is to provide you with further details in relation to SouthGobi, the Offer and other information in accordance with the Listing Rules.

THE OFFER

Terms of the Offer

The Company entered into the Lock-up Agreement with the Locked-up Shareholder, IVN, on 1 April 2012 (Vancouver time), pursuant to which the Company proposed to acquire up to (but not more than) sixty percent (60%), but not less than fifty six percent (56%) of the (i) issued and outstanding Common Shares as at the date the Offer is made to all of the shareholders of SouthGobi, plus (ii) issued and outstanding Common Shares that are issued upon the exercise of the convertible securities subsequent to the date the Offer is made, by way of a takeover bid in accordance with Applicable Securities Laws and the relevant Canadian laws and regulations. The Company may nominate one of its subsidiaries currently existing or to be established to implement the Offer and acquire the Common Shares. The Offer is to be made in accordance with the terms and conditions set forth in the Lock-up Agreement as follows:

For each Common Share: C$8.48 (equivalent to approximately HK$65.97) in cash.

The Offer Price represents:

(a) a premium of 35.90% over the 20 trading day volume weighted average price of the Common Shares on the TSX prior to Friday, 30 March 2012 (inclusive); and

(b) a premium of 28.10% over the closing price of the Common Shares as quoted on the TSX of C$6.62 (equivalent to approximately HK$51.9) on Friday, 30 March 2012.

For illustration purposes only and based on the Offer Price of HK$65.97 per Common Share, the Offer Price also represents:

(a) a premium of 28.83% over the 20 trading day volume weighted average price of the Common Shares on the HKEx prior to Friday, 30 March 2012 (inclusive); and

(b) a premium of 28.86% over the closing price of the Common Shares as quoted on the HKEx of HK$51.20 on Friday, 30 March 2012.

For the avoidance of doubt, the Offer Price of HK$65.97 as disclosed above is calculated based on the exchange rate of C$1.00 = HK$7.78 as quoted on 30 March 2012 and is disclosed for the purpose of illustration only. No representation is made and there is no assurance that the Common Shares listed on the Stock Exchange will be eventually purchased by the Offeror at such exchange rate.

The Offer Price was determined after arm's length negotiations, taking into account various factors, including, among others, the share prices of SouthGobi, the current market conditions in the relevant jurisdictions including Hong Kong and Canada, the strategic values and long-term benefits for the Company as disclosed in the paragraph headed "Reasons for and Benefits of the Offer" below, as well as the business strength and prospect of SouthGobi. Given that SouthGobi is dual listed in Hong Kong and Canada therefore its trading is inevitably affected by the market conditions in both jurisdictions. The trading volume and the trading prices in both jurisdictions have been carefully studied before arriving at the appropriate premium for the Offer Price by the management.

Details of the Offer will be provided at the time of the despatch of the Offer Documents which will not be despatched before 28 June 2012.

Total Consideration for the Offer

On the basis of the Offer Price, the entire issued share capital of 181,887,124 Common Shares as at the Latest Practicable Date and assuming the Offer is accepted in full, the aggregate amount payable by the Offeror pursuant to the Offer will be C$925.4 million (equivalent to approximately HK$7,199.9 million based on the exchange rate of C$1.00 = HK$7.78); assuming the Offer is accepted at 56%, the aggregate amount payable by the Offeror pursuant to the Offer will be C$863.7 million (equivalent to approximately HK$6,719.9 million based on the exchange rage of C$1.00=HK$7.78). For the purpose of the Unaudited Pro Forma Financial Information as at 31 December 2011 and for illustrative purpose, the consideration in Appendix III is calculated based on 56% of the total number of shares outstanding as at 31 December 2011 rather than the Latest Practicable Date. The differences of approximately RMB93 million represented the effect of additional shares issued and changes in the exchange rate from 1 January 2012 to the Latest Practicable Date.

The total consideration for 60% of the interests in SouthGobi represents an approximately 7.9% premium over US$857.4 million (equivalent to approximately HK$6,670.6 million, the corresponding valuation of the mining assets which are the subjects to the Major Transaction); the total consideration for 56% of the interest in SouthGobi represents an approximately 7.9% premium over US$800.2 million (equivalent to approximately HK$6,225.9 million, the corresponding valuation of the mining assets which are the subjects to the Major Transaction). Apart from the valuation of the mining assets, the Company also took into account the following factors, which are not reflected by the valuation of mining assets, in arriving at the Offer Price:

a. the Major Transaction reflects the Company's consistent efforts to realize its strategic needs of entering into the coal sector by acquisition, which had been communicated with its Shareholders;

b. the Company expects the Enlarged Group to achieve positive synergy effects from the Major Transaction which is not taken into account by the Valuation;

c. a fair control premium that typically exists in most takeover transactions;

d. other minority interests such as SouthGobi's 19.9% equity interest in Aspire Mining Limited which has not been taken into account in the scope of the Valuation Report; and

e. whereas Chapter 18 of the Listing Rules does not allow include inferred resources into the valuation, markets (included, but not limited to Canada, Australia etc) usually count value to inferred resources. Therefore, a premium is expected to reflect the value of inferred resources out of the valuation, especially SouthGobi is dual listed in both Canada and Hong Kong.

Based on the above, the Directors consider the Offer Price represents a fair and reasonable term of the Major Transaction.

It is intended that the funding required to complete the Offer will be satisfied by the Company's internal fund and/or loans extended by external banks. While the proportion of funding between internal fund and external loans had not been fixed as at the Latest Practicable Date, the Company will structure and arrange the terms for the financing for the Offer in due course and in such manner that is in the best interests of the Company and the Shareholders as a whole.

Offer Period

The Offer shall be made in accordance with the Applicable Securities Laws. The Offer Period is currently expected to commence on or before 5 July 2012 and shall expire no earlier than 5:00 p.m. (Vancouver time) on the 36th day after the commencement of the Offer, subject to the right of the Offeror to extend as set out below from time to time the period during which Common Shares may be deposited under the Offer (such date, as the same may be extended, is referred to herein as the "**Expiry Date**" and such time on such date, as the same may be extended, is referred to herein as the "**Expiry Time**").

Under Applicable Securities Laws the Offeror may, in its discretion and from time to time, extend the Expiry Date to such later date as it determines. However under the terms of the Lock-up Agreement, it is not required to extend the Offer beyond 180 days after the initial date of the Offer and IVN has the right to terminate the Lock-up Agreement if the Offer has not closed within that time.

In addition to the right to extend the Expiry Date, the Offeror may, under the Lock-up Agreement in its sole discretion, modify or waive any term or condition of the Offer, provided that the Offeror shall not, without the prior consent of IVN:

(a) amend or modify the Minimum Tender Condition as defined in the paragraph headed "Conditions of the Offer pursuant to the Lock-up Agreement" below to greater than 56% of the Common Shares that are outstanding at the time of initial take-up of Common Shares under the Offer;

(b) waive the Minimum Tender Condition, as it may be amended or modified pursuant to the above paragraph, unless the Offeror can and, after such waiver, does take up and pay for a number of Common Shares equal to not less than 56% of the Common Shares that are outstanding at the time of the initial take-up of Common Shares under the Offer;

(c) impose additional conditions to the Offer;

(d) decrease the cash consideration per Common Share;

(e) decrease the number of Common Shares in respect of which the Offer is made;

(f) change the form of consideration payable (other than to add additional consideration or consideration alternatives); or

(g) vary the Offer or any terms or conditions thereof (which, for greater certainty, does not include a waiver of a condition or an extension of time) in a manner which is adverse to IVN.

If the Offeror amends, modifies or waives the Minimum Tender Condition as permitted and takes up and pays for any Common Shares pursuant to the Offer, the Offeror shall extend the Offer to the extent required to ensure that the Expiry Date shall be not less than twenty (20) days from the date of such amendment, modification or waiver.

Should the Common Shares tendered under the Offer exceed 60% of the number of SouthGobi Common Shares for which the Offer is made, the Offeror will take up and pay for the Common Shares on a pro rata basis so as to acquire the 60% maximum offer. All shareholders of SouthGobi, including IVN, will be subject to the same take-up of Common Shares on this pro rata basis should the acceptance of the Offer exceed 60% maximum. Further terms on the payment arrangement under the Offer will be set out in the Offer Document to be despatched to the registered SouthGobi Shareholders in due course.

Pursuant to the Lock-up Agreement, the Company and IVN have principally agreed that the Offeror may, should it consider necessary or desirable, proceed with the Major Transaction by alternative means (such as a plan of arrangement or amalgamation) whereby the Offeror will achieve the result to the Offeror of the acquisition of that percentage of Common Shares as contemplated by the Offer within substantially equivalent time periods and on economic terms and other terms and conditions including, without limitation, tax treatment and form and amount of consideration per Common Share that are substantially the same as those contemplated by the Offer, then subject to SouthGobi having agreed in writing, IVN agrees to support the completion of such alternative means in the same manner by voting its Common Shares in favor of the alternative means and shall otherwise fulfill its covenants contained in the Lock-up Agreement, with all necessary changes being made to give effect thereto. As at the Latest Practicable Date, the Company does not have an intention to adopt any alternative form to proceed with the Major Transaction. Should the Company decide to proceed with the Major Transaction with a different form or arrangement, relevant disclosure will be made as soon as practicable.

As at the Latest Practicable Date, there is no guarantee or security in place for the purpose of the Offer. Should there be any relevant update, the Company will make further announcement as soon as practicable.

Conditions of the Offer pursuant to the Lock-up Agreement

Notwithstanding any other provision of the Lock-up Agreement, the Offeror shall have the right to withdraw the Offer and not take up and pay for, or to extend the period of time during which the Offer is open and postpone taking up and paying for, any Common Shares deposited under the Offer, unless all of the following conditions are satisfied or, where applicable, waived by the Offeror at or prior to the Expiry Time:

(1) there shall have been validly deposited pursuant to the Offer and not withdrawn at the Expiry Time that number of Common Shares which constitutes at least 56% of the outstanding Common Shares calculated on a fully-diluted basis (the "**Minimum Tender Condition**");

(2) the Required Regulatory Approvals shall have been obtained on terms satisfactory to the Offeror, acting reasonably; and any other requisite government and regulatory approvals, waiting or suspensory periods (and any extensions thereof), waivers, permits, consents, reviews, sanctions, orders, rulings, decisions, declarations, certificates and exemptions (including, among others, those of any stock exchanges or other securities or regulatory authorities) that are, as determined by the Offeror, acting reasonably, necessary or advisable to complete the Offer shall have been obtained, received or concluded or, in the case of waiting or suspensory periods, expired or been terminated, each on terms and conditions satisfactory to the Offeror, acting reasonably;

(3) the Lock-up Agreement shall not have been terminated by IVN or by the Offeror in accordance with its terms;

(4) the Offeror shall have determined, acting reasonably, that (i) no act, action, suit or proceeding, in each case that is not frivolous or vexatious, shall have been taken or threatened in writing before or by any Governmental Entity or by an elected or appointed public official or private person (including, without limitation, any individual, corporation, firm, group or other entity) whether or not having the force of Law; and (ii) no Law, regulation or policy shall exist or have been proposed, enacted, entered, promulgated or applied, in either case:

(a) to cease trade, enjoin, prohibit or impose material limitations or conditions on the purchase by or the sale to the Offeror of the Common Shares or the right of the Offeror to own or exercise all rights of ownership of the Common Shares;

(b) which, if the Offer were consummated, would reasonably be expected to have a Material Adverse Effect in respect of SouthGobi or the Offeror;

(c) which would materially and adversely affect the ability of the Offeror to proceed with the Offer and/or take up and pay for any Common Shares deposited under the Offer; or

(d) seeking to prohibit or limit the ownership or operation by the Company of any material portion of the business or assets of SouthGobi or its subsidiaries or to compel the Company or the Company Subsidiaries to dispose of or hold separate any material portion of the business or assets of SouthGobi or any of its subsidiaries;

(5) there shall not exist any prohibition at Law against the Offeror making or maintaining the Offer or taking up and paying for any Common Shares deposited under the Offer;

(6) there shall not exist or have occurred (or, if there does exist or shall have occurred prior to the date of the Lock-up Agreement, that there shall not have been disclosed, generally or to the Company in writing on or before the execution and delivery of the Lock-up Agreement) any change, condition, event, development, occurrence or set of facts or circumstances (or any change, condition, event, development, occurrence or set of facts or circumstances involving a prospective change) which, when considered either individually or in the aggregate, has resulted or would reasonably be expected to result in a Material Adverse Effect in respect of SouthGobi;

(7) IVN shall have complied with its covenants and obligations under the Lock-up Agreement at or prior to the Expiry Time in all material respects;

(8) all representations and warranties of IVN set forth in the Lock-up Agreement shall be true and correct in all material respects as of the time of making of the Offer as if made at and as of such time (except for those expressly stated to speak at or as of an earlier time);

(9) Land Breeze II S.a.r.l shall have unconditionally waived its right of first offer under the security holders' agreement dated 19 November 2009 between it, IVN and SouthGobi;

(10) SouthGobi shall have conducted its business in the Ordinary Course between the date of the Offer and the date on which the Common Shares are taken up by the Offeror; and

(11) The Lock-up Agreement shall have been not have been terminated.

The foregoing conditions are for the exclusive benefit of the Offeror and may be asserted by the Offeror regardless of the circumstances giving rise to any such assertion, including any action or inaction by the Offeror. The Offeror may waive any of the foregoing conditions in

whole or in part at any time and from time-to-time without prejudice to any other rights which the Offeror may have, subject to the terms of the Lock-up Agreement, whereas IVN has no right to waive any conditions precedent of the Offer. The failure by the Offeror at any time to exercise any of the foregoing rights will not be deemed to be a waiver of any such right and each such right shall be deemed to be an ongoing right which may be asserted at any time and from time to time. As of the Latest Practicable Date, the Company has no intention to modify or waive the term or condition of the Offer, nor to waive any term or condition in the Lock-up Agreement.

The obligations of IVN under the Lock-up Agreement are subject to Land Breeze II S.a.r.l having unconditionally waived its right of first offer under the security holders' agreement dated 19 November 2009 among it, IVN and SouthGobi, which condition is for the sole benefit of IVN and which may be waived by IVN in its sole discretion.

Despatch of Offer Document

The obligation of the Offeror to make the Offer is conditional on the prior satisfaction and/or, where applicable, waiver of the conditions as set out in the Lock-up Agreement. The Offeror shall despatch the Offer Document pursuant to the Applicable Securities Laws to each registered SouthGobi Shareholder as soon as reasonably practicable and, in any event, not later than 11:59 p.m. (Vancouver time) on 5 July 2012 ("**Latest Mailing Time**"), provided, however, that if:

(1) the mailing of the Offer Document is delayed by reason of SouthGobi not having, on a timely basis, provided the lists and other information and assistance as required by the Lock-up Agreement, then the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth (5th) business day following the date on which SouthGobi supplies such necessary information, lists or other assistance; and

(2) the mailing of the Offer Document is delayed by reason of any existing cease trade order, injunction or other prohibition at Law against the Offeror making the Offer or taking up or paying for Common Shares deposited under the Offer, then provided such cease trade order, injunction or other prohibition is being contested or appealed by the Offeror, the Latest Mailing Time shall be extended to 11:59 p.m. (Vancouver time) on the fifth (5th) business day following the date on which such cease trade order, injunction or other prohibition ceases to be in effect.

Shareholders and/or the potential investors of the Company should note that, SouthGobi is listed on the Stock Exchange by way of a secondary listing, and at the time of its listing on the Stock Exchange, SouthGobi obtained a ruling from the Securities and Futures Commission of Hong Kong that it is not a "public company in Hong Kong" for the purposes of section 4.1 of the Codes on Takeovers and Mergers and Share Repurchases. As such, although SouthGobi is a listed company on the Stock Exchange, the Offer and the Major Transaction for the Company is not subject to section 4.1 of the Codes on Takeovers and Mergers and Share Repurchases. As such, the Offer Document will be prepared and despatched in accordance with the applicable Canadian securities laws regarding takeovers.

Independence Confirmation

To the best knowledge of the Directors, Chinalco, the controlling shareholder of the Company, which holds approximately 41.82%, directly and indirectly, of the issued share capital of the Company as at the Latest Practicable Date, currently holds approximately 12.88% equity interest in Rio Tinto plc, which in turn indirectly holds approximately 51% equity interest in IVN, the controlling shareholder of SouthGobi interested in approximately 57.6% of the total Common Shares of SouthGobi as at the Latest Practicable Date. Notwithstanding the above, Chinalco is not a substantial shareholder of SouthGobi as it does not have an equity stake that would be reasonably considered to result in a significant control over the shareholder meetings of Rio Tinto plc, nor does it have any board representation on the board of Rio Tinto plc. On the basis of the above, the Directors believe, having made all reasonable enquiries, that SouthGobi and the ultimate beneficial owners of SouthGobi are third parties independent of the Company and the connected persons of the Company (save for the shareholding relationship between Aluminum Corporation of China and Rio Tinto plc as stated above).

The Company's Shareholding in SouthGobi

As at the Latest Practicable Date, the Company does not, directly or indirectly, own any Common Shares in SouthGobi.

OTHER AGREEMENTS

Prior to the execution of the Lock-up Agreement, on 27 March 2012, the Company entered into the following two agreements.

The Cooperation Agreement

The Company entered into the Cooperation Agreement with SouthGobi on 27 March 2012. Under the Cooperation Agreement, the Company has undertaken, following the Company becoming a shareholder of SouthGobi, to provide support services to the SouthGobi Group to further develop the SouthGobi Group for the benefit of SouthGobi and its shareholders, on and subject to the terms of the Cooperation Agreement. These support services include an off-take arrangement for the Company to purchase up to 100% of SouthGobi's coal production at the then prevailing market price for up to 24 months, and assistance with the provision of power to SouthGobi's operations. The Cooperation Agreement is a framework agreement, which only sets out general cooperation that the Company and SouthGobi commit to undertake in the future. As such, the Cooperation Agreement does not include any specific or quantifiable consideration, and therefore there is no cap to be set for the consideration. As at the Latest Practicable Date, there is no quantifiable consideration arising from the services to be offered under the Cooperation Agreement. There is no specific restriction or conditions for the Cooperation Agreement.

The Consultancy Agreement

On 27 March 2012, the Company entered into the Consultancy Agreements with nine key senior executives and officers of SouthGobi, who are independent third parties to the Company and its connected persons, to retain their services for 12 months as from termination of their employment or for a period of 12 months less the notice period actually served by them on their resignation, following the Company becoming a shareholder of SouthGobi, to assist the Company with the integration and transition resulting from the Company's acquisition of the Common Shares. The consulting fees payable by the Company for the consulting services amount to a total of US$9 million (equivalent to approximately HK$70.0 million based on the exchange rate of US$1.00 = HK$7.78), which has been agreed after arm's length negotiation with the executives and will be paid by the Company in a lump sum within ten (10) working days after SouthGobi terminates the employment agreement with each of the senior executives and officers or each of the senior executives and officers resigns from SouthGobi. As prescribed in the Consultancy Agreement, the Company shall use its reasonable best efforts to procure that SouthGobi terminates the employment agreement with the senior executives and officers on the date of the Consultancy Agreement with effect as of the Share Transfer Date.

SUBSEQUENT EVENT

Announcement of MRAM

Further to the announcement of the Company dated 2 April 2012, the Company and IVN noted the announcement made by SouthGobi on 16 April 2012 regarding an announcement in a press conference by MRAM of a proposed request to suspend exploration and mining activity on certain licenses pertaining to SouthGobi's Ovoot Tolgoi Mine. It was mentioned that MRAM had stated that the move is in relation to the Major Transaction. Although the proposed partial bid is compliant with all the relevant laws and regulations of jurisdictions concerned, SouthGobi, IVN and the Company have been advised by the Government of Mongolia that it is considering the introduction of new foreign investment legislation to allow it to assess investments. In this context, the Company and IVN understand that amongst the key issues to be considered by the Government of Mongolia include the establishment of fair transfer pricing and taxation regimes with foreign investors. The Company and IVN also understand that the Government of Mongolia will look to model the legislation from precedents in other major jurisdictions. For further information on this subsequent event, please refer to the joint announcement of the Company and IVN dated 25 April 2012. To our best knowledge, as of the Latest Practicable Date, SouthGobi has not received any official notification and SouthGobi has no reason to believe its licenses are not in good standing or there is any fact or circumstance that leads SouthGobi to believe that Government of Mongolia has the right to request such suspension. However, SouthGobi cautioned that any official notification received may require a suspension of operations of the relevant mines until an injunction is granted to it. As of the Latest Practicable Date, no official notification has been received by SouthGobi from the Mongolian government that would cause material adverse change to the operation of SouthGobi. As of the Latest Practicable Date, the Ovoot Tolgoi Mine remains operative.

The completion of the Offer is further subject to required regulatory approval, as at the Latest Practicable Date, there is no law, regulation, policy, notification or order prohibiting or limiting the ownership or operation by the Company of material portion of the business, operation or assets of SouthGobi or any of its subsidiaries or to compel the Company or any of its subsidiaries to dispose of or hold separately any material portion of the business, operation or assets of SouthGobi or that of any of its subsidiaries or to revoke, suspend or make invalid of any license or permit of SouthGobi or that of any of its subsidiaries. The Company will be fully compliant with all applicable laws, regulations, policies, and terms and conditions in the Lock-up Agreement, including the laws of Mongolia, if applicable to the Major Transaction and SouthGobi.

Proposed Foreign Investment Law of Mongolia

There are media speculations in respect of a proposed new Mongolian law that may introduce a new regulatory regime regarding foreign investment in strategic sectors in Mongolia. It is reported that, among others, pursuant to the new law, Mongolian government approval is required for any acquisition by a foreign investor for an interest of more than 49 per cent and investment amount over MNT100 billion in a business entity of strategic importance in Mongolia. The proposed new law, if becomes effective, may subject the Major Transaction to the approval of the Mongolian Government. However, as at the Latest Practicable Date, as confirmed by the Mongolian counsel to SouthGobi and to the best knowledge of the Company, the proposed new law as mentioned above had not been made available to the public and is yet to become effective so as for the Company to assess its impact on the Major Transaction. The Company has acknowledged in the announcement of 25 April 2012 that if the new law becomes effective before the completion of the Offer, it will be in full compliance with it.

Disposal of Tsagaan Tolgoi

On 24 April, 2012, SouthGobi further announced that the closing date of sale of Tsagaan Tolgoi thermal deposit, which was originally scheduled on 1 June 2012, is extended to be on or before 31 December 2012. For details of the Tsagaan Tolgoi thermal deposit disposal, please refer to the sub-section headed "Estimate of Resources – Tsagaan Tolgoi Deposit, Mongolia" below in this circular.

INFORMATION OF SOUTHGOBI AND IVN

SouthGobi is a publicly listed company incorporated in Canada with limited liability under the legislation of the Province of British Columbia and its Common Shares are listed on the TSX and the Stock Exchange. SouthGobi is an integrated coal mining, development and exploration company.

The head office, principal address and registered and records office of SouthGobi are located at 999 Canada Place, Suite 654, Vancouver, British Columbia, V6C 3E1.

The Common Shares of SouthGobi are listed and posted for trading on the TSX under the symbol "SGQ" and on the HKEx under the stock code "1878".

According to publicly available information, for the year ended 31 December 2011, SouthGobi had consolidated income before tax of approximately US$57.0 million (approximately HK$442.9 million), and net income attributable to equity holders of approximately US$57.7 million (approximately HK$448.3 million). As at 31 December 2011, SouthGobi reported consolidated net assets of approximately US$716.2 million (approximately HK$5,564.9 million).

According to publicly available information, for the year ended 31 December 2010, SouthGobi had consolidated loss before tax of approximately US$118.9 million (HK$923.9 million), and net loss attributable to equity holders of approximately US$116.2 million (HK$902.9 million). As at 31 December 2010, SouthGobi reported consolidated net assets of approximately US$678.9 million (HK$5,275.1 million).

For the avoidance of doubt, the financial performance of SouthGobi is translated into Hong Kong dollar and RMB based on the exchange rates of US$1=HK$7.77 or US$1=RMB6.35 as quoted on 31 December 2011 and is disclosed for the purpose of illustration only.

SouthGobi is an integrated coal production and development and exploration company with coal assets strategically located near China focusing on operation and development of its metallurgical coal deposits in Mongolia's South Gobi Region to supply coal products to markets in China.

For the year ended 31 December 2011, SouthGobi produced 4.57 million tonnes of raw coal with a strip ratio of 3.63 compared to production of 2.79 million tonnes of raw coal with a strip ratio of 3.47 for the year ended 31 December 2010. Mining capacity increased in 2011 compared to 2010 due to the commissioning of additional mining equipment. The maximum total combined stated mining shovel/excavator capacity and total combined stated haul truck capacity in 2011 amounted to 98 cubic meters and 4,561 tonnes, respectively, while the maximum total combined stated mining shovel/excavator capacity and total combined stated haul truck capacity in 2010 amounted to 82 cubic meters and 2,254 tonnes, respectively.

SouthGobi's flagship coal mine, Ovoot Tolgoi, is selling coal to customers in China, the largest consumer of coal in the world. Ovoot Tolgoi is located in southern Mongolia, approximately 40 kilometres north of the Mongolian/Chinese border. For recent development in relation to Ovoot Tolgoi Mine, please refer to the announcement of SouthGobi dated 16 April 2012.

SouthGobi owns five coal projects in Mongolia, namely, a producing mine, the Ovoot Tolgoi Mine, and three development projects, the Soumber Deposit, Zag Suuj Deposit, the Ovoot Tolgoi Underground Deposit and Tsagaan Tolgoi. In addition, SouthGobi holds mineral exploration licences in Mongolia.

As advised by SouthGobi, it has complied with all of its obligations under the Minerals Law (2006) of Mongolia in respect of the licenses, including obligations to pay applicable license fees, obligations to submit all required information and reports and minimum exploration expenditures. In addition, As advised by SouthGobi, it has not been subject to any legal penalty which would have a material impact on its operations.

According to MRAM's letter of March 2, 2012 to the Company's Mongolian counsel ("**MRAM Response**"), (i) mining licenses numbered MV-012726, MV-015041 and MV-016869, and exploration licenses numbered XV-006359, XV-007262, XV-013916 under the name of SouthGobi Sands LLC ("**SGS**"), the operating company and wholly-owned subsidiary of SouthGobi, are valid and in good standing; and (ii) SGS filed lawsuits against MRAM in respect of the exploration licenses numbered XV-013779, XV-005267, XV-009449, XV-009442 and XV-009443 at the Capital City Administrative Court of Mongolia (the "**Administrative Court**") claiming the failure of government to conclude pre-mining agreements (PMA) on deposits under the aforementioned exploration licenses within the timeframe specified by law. Without concluding the PMA, the aforementioned five exploration licenses expired as at December 28, 2011.

As advised by the Company's Mongolian legal counsel, as at the Latest Practicable Date, the litigation proceedings in respect of the above-mentioned exploration licenses have been suspended by the Administrative Court, and no judgments have been concluded by the Administrative Court; further, SouthGobi is not aware of any further update in relation to the proceedings. The outcome of the legal proceedings is not a condition precedent to the completion of the Major Transaction. However, if no favourable judgements is granted by the Administrative Court, there will be no conclusion of PMA and no mining license will be granted in relation to the aforementioned exploration license.

IVN is a Canadian mineral exploration and development company headquartered in Vancouver, British Columbia. Its focus is on the pacific rim where it is in the process of developing several large mines, the principal one being the Oyu Tolgoi Project in Southern Mongolia approximately 200 km east of Dalanzadgad.

The table below presents a summary of the mineral resource estimate for the mines and projects of SouthGobi as of each date based on which the estimates are made of the following coal projects.

		Reserves	
Area	**Proven**	**Probable**	**Total**
		(in millions of tonnes)	
Ovoot Tolgoi Mine	119.1	56.5	175.7

		Resources	
Area	**Measured**	**Indicated**	**Inferred**
	(in millions of tonnes, inclusive of Reserves)		
Ovoot Tolgoi Mine	133.3	59.9	24.0
Ovoot Tolgoi Underground	65.8	43.3	62.0
Soumber Deposit	57.9	79.3	83.0
Zag Suuj	0.0	17.0	66.0
Tsagaan Tolgoi	23.4	13.0	9.0
Total Resources	280.4	212.5	244.0

Detailed information about each mine and project is set out as below.

Estimate of Resources – Ovoot Tolgoi Complex, Mongolia

Ovoot Tolgoi surface and underground Resources contain Measured plus Indicated coal Resources of 302.3 million tonnes (approximately 14% increase), with an additional Inferred coal Resource of 86 million tonnes (approximately 11% decrease). The respective increase/decrease are compared to the resources number disclosed in the Ovoot Tolgoi technical report dated 28 March 2011. The Mineral Reserves (Table 5) are included in the Mineral Resources (Table 1). As confirmed by the Competent Person, the estimates of mineral resource as set out in Table 1 below are still valid as no material change has occurred since 31 October 2011.

Ovoot Tolgoi Resources are found in two different Resource areas, referred to as the Sunrise and Sunset fields. The Resources identified have been determined to be suitable for surface mining to a maximum depth of 300 metres below surface and potential underground mining between a depth of 300 metres below surface to a maximum depth of 600 metres. A mining license numbered 12726A in Ovoot Tolgoi was issued on 20 September 2007 and valid until 20 September 2037.

For recent development in relation to Ovoot Tolgoi Mine, please refer to the announcement of SouthGobi dated 16 April 2012.

Table 1: Total Ovoot Tolgoi (Surface and Underground) In-Place Coal Resources as of 31 October 2011

Area	**Type**	**Resource Limits Depth** *(metres)*	**Resources** *(million tonnes)* **Measured**	**Indicated**	**Inferred**
Sunrise Field	Surface	Surface to 300m	75.5	24.4	9.0
Sunrise Field	Surface	Surface to 300m	57.8	35.5	15.0
Subtotal			133.3	59.9	24.0
Sunrise Field	Underground	300m to 600m	14.6	22.9	37.0
Sunset Field	Underground	300m to 600m	51.2	20.4	25.0
Subtotal			65.8	43.3	62.0
Total			199.1	103.2	86.0

Estimate of Resources – Soumber Deposit, Mongolia

SouthGobi completed an extensive drilling program at the Soumber Deposit in 2011. The drilling focused on both in-fill drilling to increase the confidence level of the resources, and

on expanding the deposit generally eastward. The results of this program are a significant increase in the resource base in Soumber. SouthGobi intends to further define the deposit with continued exploration work while also substantially advancing the feasibility and planning for a mine at Soumber. An inaugural NI 43-101 compliant reserve study is being prepared, and is expected to be completed in the third quarter of this year.

SouthGobi has received an updated independent NI 43-101 compliant Resource estimate for its Soumber Deposit, consisting of the Central Soumber, East Soumber, Biluut, South Biluut and Jargalant Fields. The estimate also was prepared by Minarco-MineConsult.

The deposit area is estimated to contain Measured plus Indicated coal Resources of 137.3 million tonnes (approximately 124% increase), with an additional Inferred coal Resource of 83 million tonnes (approximately 26% increase) (Table 2). As confirmed by the Competent Person, the estimates of mineral resource as set out in Table 2 are current as of the effective date of the Competent Person's Report.

Table 2: Soumber (Surface and Underground) In-Place Coal Resources Summary as of 25 January 2012

Area	Type	Resource Limits Depth *(metres)*	Resources *(million tonnes)* Measured	Indicated	Inferred
Central Soumber Field	Surface	Surface to 300m	30.8	16.3	11.0
East Soumber Field	Surface	Surface to 300m	16.9	15.1	10.0
Biluut	Surface	Surface to 300m	10.2	32.4	11.0
South Biluut Field	Surface	Surface to 300m	0.0	0.0	0.0
Jargalant Field	Surface	Surface to 300m	0.0	10.5	10.0
Subtotal			57.9	74.3	42.0
Biluut Field	Underground	300m to 600m	0.0	2.1	12.0
South Biluut Field	Underground	300m to 600m	0.0	2.5	25.0
Jargalant Field	Underground	300m to 600m	0.0	0.5	3.0
Subtotal			0.0	5.1	40.0
Total			57.9	79.3	83.0

As advised by the legal counsel to SouthGobi, Soumber mining license (MV-016869) was issued on 4 July 2011 and is valid until 4 July 2041, with the right to extend the period twice for 20 additional years with each extension (total 70 years).

Estimate of Resources – Zag Suuj Deposit, Mongolia

As part of the extensive drilling program completed in 2011, SouthGobi continued drilling in greenfield areas on its exploration licenses that are known to contain coal resources. SouthGobi is pleased to announce the inaugural resource report on the Zag Suuj Deposit. Zag Suuj lies approximately 150 km east of the Ovoot Tolgoi Complex, within the Ovoot Khural basin.

SouthGobi has received an independent NI 43-101 compliant Resource estimate for its Zag Suuj Deposit. The estimate also was prepared by Minarco-MineConsult.

The deposit area is estimated to contain Measured plus Indicated coal Resources of 17.0 million tonnes with an additional Inferred coal Resource of 66 million tonnes (Table 3). As confirmed by the Competent Person, the estimates of mineral resource as set out in Table 3 are current as of the effective date of the Competent Person's Report.

As advised by the legal counsel to SouthGobi, for Mineral Exploration Licenses covering Zag Suuj Deposit (XV-013779 and XV-005267), the licenses were extended to 28 December 2011. Mongolia Mineral Law contains a provision to sign a PMA with MRAM, which allows the expiration license to be extended by up to three years to perform certain activities, including additional exploration, pre-feasibility studies, and certain development work. SouthGobi has applied for and met all the requirements to receive the PMAs and subsequent exploration license extension, and fully expects to receive the formal approval from MRAM in due course.

Table 3: Zag Suuj in-Place Coal Resources Summary as of 31 December 2011

Area	Type	Resource Limits Depth *(metres)*	Resources *(million tonnes)* Measured	Indicated	Inferred
Zag Suuj	Surface	Surface to 300m	0.0	17.0	66.0
Total			0.0	17.0	66.0

Estimate of Resources – Tsagaan Tolgoi Deposit, Mongolia

SouthGobi completed sufficient drilling through 2006 on the Tsagaan Tolgoi deposit to achieve a limited objective of identifying a resource of approximately 25 million tonnes. Tsagaan Tolgoi lies approximately 570 km south of the Mongolia's capital of Ulaanbaatar and 113 km southeast of the provincial capital of Dalanzagad.

SouthGobi received an independent NI 43-101 compliant Resource estimate for its Tsagaan Tolgoi Deposit. The estimate was prepared by Norwest Corporation.

The deposit area is estimated to contain Measured plus Indicated coal Resources of 36.4 million tonnes with an additional Inferred coal Resource of 9 million tonnes (Table 4).

On 5 March 2012, SouthGobi announced an agreement to sell its Tsagaan Tolgoi thermal deposit to Modun Resources Limited (ASX: MOU) ("**Modun**"). SouthGobi expects to receive US$30 million of total consideration, comprising US$7.5 million up-front in cash, US$12.5 million up-front in Modun shares and deferred consideration of an additional US$10.0 million also payable in Modun shares. On 24 April 2012, SouthGobi further announced that the closing date of sale of Tsagaan Tolgoi thermal deposit, which was originally scheduled on 1 June 2012, is extended to be on or before 31 December 2012. Both SouthGobi and Modun will continue to work together towards the closing of the transaction. As a result, the value of Tsagaan Tolgoi thermal deposit was not included in the valuation of the Valuation Report.

Table 4: Tsagaan Tolgoi in-Place Coal Resources Summary as of 31 December 2006

		Resource	**Resources** *(million tonnes)*		
Area	**Type**	**Limits Depth** *(metres)*	**Measured**	**Indicated**	**Inferred**
Tsagaan Tolgoi	Surface	Surface to 150m	23.4	13.0	9.0
Total			23.4	13.0	9.0

Estimate of Reserves – Ovoot Tolgoi Complex, Mongolia

As a result of additional drilling, updating of the geologic model, improved pricing (primarily the result of beneficiation), the NI 43-101 compliant reserves at Ovoot Tolgoi increased approximately 65% to 175.7 million tonnes. The increased reserve base allows for an increased steady-state run-of-mine production rate of approximately nine million tonnes per annum which is expected to be achieved by 2015. As confirmed by the Competent Person, the estimates of mineral reserve as set out in Table 5 below are still valid as no material change has occurred since 31 October 2011.

Table 5: Ovoot Tolgoi Open Pit Mineral Reserves as of 31 October 2011

	Reserves *(million tonnes)*		
Reserve Area	**Proven**	**Probable**	**Total**
Sunrise Field	71.5	25.1	96.6
Sunset Field	47.6	31.4	79.1
Total	119.1	56.5	175.7

Competent Person's Report and Valuation Report

In accordance with the requirements of Chapter 18 of the Listings Rules, the Company has engaged Runge to prepare the Competent Person's Report (which is annexed in Appendix

IV with the effective date of 8 June 2012), and Roma to prepare the Valuation Report (which is annexed in Appendix V with the effective date of 8 June 2012), both of which provide a competent person's report and a valuation in relation to the mines and projects of SouthGobi.

The fair value adjustments on the mining rights and exploration rights were determined with reference to a separate valuation report prepared by Roma, which has the following basis and underlying assumptions:

(a) The basis and underlying assumptions of the mining rights and exploration rights of Ovoot Tolgoi mine (Mine 1) and Soumber deposit (Mine 2) are basically the same as those stated in the valuation report in Appendix V, except for the following differences: (i) the valuation standards adopted; (ii) the dates of valuation; (iii) the valuation methodologies adopted; and (iv) the discount rates adopted;

(b) For Zag Suuj deposit (Mine 3) and Tsagaan Tolgoi deposit (Mine 4), Market-Based Approach was adopted in arriving at the fair values of the exploration rights. The adjusted consideration-to-resource multiples adopted in Mine 3 and Mine 4 were USD2.430/tonne and USD0.945/tonne respectively.

The adjusted fair value of the mining rights is different from the fair market value of the mines from the mine valuation report in Appendix V. The detailed reasons for such difference are as follows:

(a) The valuation standards adopted for valuing mining right and mine were different. The valuation of the mining right was performed in accordance to International Accounting Standard 38 and International Financial Reporting Standard 3 (Revised) in fair value basis; while the valuation of the mines was performed in accordance to VALMIN Code in fair market value basis;

(b) The dates of valuation were different. The mining right valuation was conducted as at 31 December 2011; while the mine valuation was conducted as at 19 March 2012;

(c) Mine 3 and Mine 4 were not included in the fair value of the mines stated in the mine valuation report;

(d) The valuation methodologies were not the same. Excess earning method, a method for valuing intangible asset, was adopted for mining rights valuation; while discounted cash flow method was adopted for mine valuation; and

(e) The discount rates adopted were different. Higher discount rates were adopted for mining right valuation to reflect the higher risk of intangible asset (mining right) when compared to mineral asset (mine).

The Company's auditors will adopt consistent accounting policies and principal assumptions (as used in the pro forma financial information), including the principal assumptions of the fair value of SouthGobi, and will carry out the impairment test on the

goodwill if any indicators of impairment exist, in the first set of financial statements of the Company after the completion of the Major Transaction.

INFORMATION OF THE COMPANY

The Company is a joint stock limited company established in the PRC; its shares are listed on the Stock Exchange and the Shanghai Stock Exchange respectively, and its American depositary receipt is listed on the New York Stock Exchange.

To the best knowledge of the Directors, Chinalco, the controlling shareholders of the Company which holds approximately 41.82%, directly and indirectly, of the issued share capital of the Company as at the Latest Practicable Date, currently holds approximately 12.88% equity interest in Rio Tinto plc, which in turn indirectly holds approximately 51% in IVN, the controlling shareholder of SouthGobi interested in approximately 57.6% of the total common shares of SouthGobi as at the Latest Practicable Date. Notwithstanding the above, Chinalco is not a substantial shareholder of SouthGobi as it does not have an equity stake that would be reasonably considered to result in a significant control over the shareholders meeting of Rio Tinto plc, nor does it have any board representation on the board of Rio Tinto plc. On the basis of the above, the Directors believe, having made all reasonable enquiries, that SouthGobi and the ultimate beneficial owners of SouthGobi are third parties independent of the Company and the connected persons of the Company (save for the shareholding relationship between Chinalco and Rio Tinto plc as stated above).

The Group is principally engaged in mining of bauxite; the production and sales of alumina, primary aluminum and aluminum fabrication products; and trading of other non-ferrous metal products. The Group is the largest producer of alumina, primary aluminum and aluminum fabrication products in the PRC, and also the second largest producer of alumina as well as the third largest producer of primary aluminum in the world.

FINANCIAL EFFECTS OF THE OFFER

Upon SouthGobi becoming a subsidiary of the Company, all the earnings, assets and liabilities of SouthGobi would be consolidated into the consolidated financial statements of the Group.

As at 31 December 2011, the audited consolidated total assets and consolidated total liabilities of the Group prepared in accordance with IFRS were approximately RMB157.1 billion and RMB99.0 billion respectively. As at 31 December 2011, the audited consolidated total assets and consolidated total liabilities of SouthGobi prepared in accordance with IFRS were approximately US$920.3 million (approximately HK$7,150.7 million or RMB5,844.1 million) and US$204.1 million (approximately HK$1,585.9 million or RMB1,296.3 million) respectively.

The audited consolidated net profit (after income tax) of the Group for the year ended 31 December 2011 was approximately RMB690.5 million. The audited consolidated net profit (after income tax) of SouthGobi for the year ended 31 December 2011 was approximately US$57.7 million (approximately HK$448.3 million or RMB366.4 million).

The financial effect of the successful completion of the Offer on the assets and liabilities of the Group is illustrated by way of the unaudited pro forma financial information of the Enlarged Group included in Appendix III to this circular. Assuming SouthGobi became a subsidiary of the Company on 31 December 2011, the unaudited pro forma total assets and total liabilities of the Enlarged Group would be approximately RMB163.7 billion (approximately US$25.8 billion) and RMB102.3 billion (approximately US$16.1 billion) respectively.

For illustrative purpose, the audited statement of assets and liabilities of SouthGobi Group is translated to RMB at the exchange rate of US$1.00 to RMB6.35 as quoted on 31 December 2011, and the unaudited pro forma assets and liabilities of the Enlarged Group is translated to HK$ at the exchange rate of US$1.00 to HK$7.77 as quoted on 31 December 2011.

On this basis, and in light of the potential future prospects of SouthGobi, it is expected that the consolidation of the financial results of SouthGobi into the Group would have a positive impact on the Group's per share earnings.

REASONS FOR AND BENEFITS OF THE OFFER

The Company wishes to acquire a controlling stake in SouthGobi as it aligns with the Company's strategy to expand its business scope to other resources which include coal to achieve full integration of coal and aluminum operations, and further integrate SouthGobi's business operation with its other investments in the coal sector, which were set out in the Company's 2011 and 2010 annual reports. Non-exhaustive examples of the Company's other investments in the coal sector include (i) the commencement of the foundation work for the first 5 million tonnes coal production base in Gansu Province, PRC; (ii) entering into a long-term coking coal trading agreement in respect of the coal from the TT Mine with Mongolia Erdenes MGL LLC; and (iii) investment in Jiaozuo Coal Group Zhaogu (Xinxiang) Energy Corporation Co., Ltd.

The Company has considerable management experience of making overseas investment and possesses important ingredients including capital, local knowledge, know-how and long-term commitment to build an integrated value chain from upstream mining to downstream logistics.

Upon successful completion of the Offer, the Company intends to conduct a detailed review of SouthGobi, including an evaluation of its business plans, assets, operations, projects under construction and organisational and capital structure, to determine what changes, if any, would be desirable in light of such review and the circumstances that then exist. The co-operation will be a joint effort of the respective management teams of the Company and

SouthGobi. It is the Company's intention to retain almost all of the SouthGobi management team in their current roles, forming the core of a strongly backed team to deliver the Company's growth ambitions in the coal sector.

Given SouthGobi's operations are, to a great extent dependent on China, the Company believes that having the Company on board could improve the coal distribution significantly and improve the business performance of the Company by the following means:

- reduction of middle-men and traders to improve margin and efficiency, in addition, taking into consideration of the completion of the acquisition of 29.9% equity interest in Winsway which enables better access to coal trading service;
- provision of more accurate market intelligence thereby streamlining operation, sales and distribution;
- the Company intends to provide assistance in providing electricity to SouthGobi from China and secure rail transport capacity to address logistic issues now faced by SouthGobi; and
- in the long run, the Company will integrate aluminium production business, which is energy-intensive, with the coal upstream business such that this will secure and ensure the demand and partially hedge the uncertainty in the sales of coal. This will also provide a cost hedging to the Company and result in a win-win situation for the Company and SouthGobi in the long term.

In light of the above, the Company considers the Major Transaction a strategic move to diversify its business while gaining better synergies in the coal industry with SouthGobi. The Board believes that the terms of the Offer are fair and reasonable and are in the best interests of its Shareholders as a whole.

IMPLICATIONS UNDER THE LISTING RULES

The acquisition of all of the Common Shares under the Offer, if completed, will constitute a Major Transaction for the Company under Rule 14.06(3) of the Listing Rules as the highest percentage ratios calculated pursuant to Rule 14.07 of the Listing Rules is expected to exceed 25% but fall below 100%. Accordingly, the Offer is subject to the reporting, announcement and shareholders' approval requirements under Chapter 14 of the Listing Rules and to the requirements of Chapter 18 of the Listing Rules as a Relevant Notifiable Transaction, including producing the Competent Person's Report and the Valuation Report.

Upon the completion of the Major Transaction, the Enlarged Group will become a mineral company under Chapter 18 of the Listing Rules.

ANNUAL GENERAL MEETING

The Major Transaction will be approved at the AGM to be held on Friday, 29 June 2012 at 9:30 a.m. at the Company's conference room, No. 62 North Xizhimen Street, Haidian District, Beijing, the PRC. The relevant resolutions on the Major Transaction are set out in the notice convening the AGM which was duly despatched to the Shareholders on 15 May 2012. A reply slip and a form of proxy for use at the AGM were also enclosed with the above-mentioned notice and published on the website of the Hong Kong Stock Exchange on 15 May 2012 at http://www.hkexnews.hk. If you intend to appoint a proxy to attend the AGM, you are requested to complete and return the form of proxy in accordance with the instructions printed thereon not less than 24 hours before the time fixed for holding the AGM or any adjournment thereof (as the case may be). Completion and return of the form of proxy will not preclude you from attending the AGM and voting in person if you so wish. Shareholders who intend to attend the meeting in person or by proxy should complete and return the reply slip in accordance with the instructions printed thereon on or before 29 June 2012.

In order to determine the list of Shareholders who are entitled to attend the AGM, the register of members of the H Shares will be closed from Wednesday, 30 May 2012 to Friday, 29 June 2012 (both days inclusive) during which period no transfer of H Shares will be effected. In order to attend and vote at the meeting, holders of H Shares of the Company whose transfers have not been registered shall deposit the transfer documents together with the relevant share certificates at the H Share registrar of the Company, Computershare Hong Kong Investor Services Limited, at or before 4:30 p.m. on Tuesday, 29 May 2012. The address of the transfer office of Computershare Hong Kong Investor Services Limited is Room 1712-1716, 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

To the best knowledge of the Company, as at the Latest Practicable Date, no Shareholder has a material interest in the Offer which would require him/her to abstain from voting at the AGM to be convened to, among others, consider and approve the Offer.

RECOMMENDATION FROM THE BOARD

In light of the reasons and benefits set forth in the Circular, the Company considers the Major Transaction: (i) a strategic move of the Company to diversify its business into the coal sector; (ii) enables the Enlarged Group to achieve positive synergies; (iii) is priced at a fair and reasonable consideration with a premium to the then prevailing trading prices that is in line with what was observed in the market; and (iv) is based on a Lock-up Agreement of which the terms were reached by arms-length negotiation between the Company and Ivanhoe. Therefore, the Board believes that the Offer is fair and reasonable and is in the best interest of its Shareholders as a whole. Accordingly, the Directors recommend that all the eligible Shareholders should vote in favour of the Major Transaction.

PROPOSED ACQUISITION OF 29.9% INTEREST IN WINSWAY

Reference is made to the announcement of the Company dated 23 April 2012 in relation to the share sale and purchase agreement with Winsway Resources and Mr. Wang Xingchun ("**Mr. Wang**"), pursuant to which the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 29.9% of the issued share capital of Winsway legally and beneficially held by Winsway Resources (the "**Share Sale and Purchase Agreement**").

On 23 April 2012, the Board announced that the Company has conditionally agreed to purchase and Winsway Resources has conditionally agreed to sell 1,128,186,410 the ordinary shares of Winsway legally and beneficially held by Winsway Resources, representing 29.9% of the issued share capital of Winsway, at a total cash consideration of HK$2,391,755,189.20. The consideration payable by the Company to Winsway Resources per share to be acquired by the Company is HK$2.12. Mr. Wang, the ultimate beneficial owner of Winsway, has agreed to guarantee all obligations of Winsway Resources under the Share Sale and Purchase Agreement.

The Company intends to fund the cash required to effect the proposed acquisition from its internal fund, external financing to be arranged through bank borrowings, or a combination of both.

Completion of the acquisition is conditional upon the fulfillment or waiver by the relevant party of the conditions precedents as stated in detail in the announcement of the Company dated 23 April 2012. Completion shall take place on the fifth business day after the conditions precedent mentioned above have been fulfilled or waived, or on such other date after the fulfillment or the waiver of the conditions precedent as the parties to the Share Sale and Purchase Agreement may agree.

Pursuant to Share Sale and Purchase Agreement, the Company may nominate five director candidates to the board of directors of Winsway. Mr. Wang undertakes that he shall resign from the position of chairman of the board of directors of Winsway upon completion but shall continue to act as the honorary chairman of Winsway and provide consultancy services to Winsway for a period of one year after completion.

Winsway Resources and Mr. Wang agree to exercise, and procure their respective controlled corporations to exercise, their respective voting rights as a shareholder of Winsway in favor of the appointment and re-election of any directors nominated by the Company.

In addition, in consideration of the Company entering into the Share Sale and Purchase Agreement, Mr. Wang, the founder and the ultimate beneficial owner of Winsway indirectly holding 1,835,150,109 the ordinary shares of Winsway, representing approximately 48.64% of the total issued share capital of Winsway as of 23 April 2012, has agreed to unconditionally and irrevocably undertakes to the Company that he will guarantee, as sole and principal obligor, to the Company the due and punctual performance by Winsway Resources of all of its obligations, commitments and undertakings under or pursuant to the Share Sale and Purchase Agreement.

Winsway is one of the leading suppliers of imported coking coal and particularly, one of the largest offtakers of Mongolian coking coal into China. Winsway's principal business includes procurement, transportation, storage, processing and marketing of coking coal, servicing the Chinese steel industry at large. The ordinary shares of Winsway are listed on the Stock Exchange.

In March 2012, Winsway completed the acquisition of a Canadian company, Grande Cache Coal Corporation in partnership with Marubeni Corporation of Japan, to further its vertical integration and to secure high-quality coal reserves with low ash content and volatility. For further details of such acquisition, please refer to the announcements of Winsway dated 1 November 2011, 9 February 2012, 10 February 2012 and 2 March 2012 and the shareholders circular of Winsway dated 13 February 2012.

To the best of the Directors' knowledge, information and belief, having made all reasonable enquiries, Winsway is a third party independent of the Company and the connected persons of the Company. As at the Latest Practicable Date, the Company does not, directly or indirectly, own any shares or interests in Winsway.

Based on the audited consolidated results of Winsway for the two years ended 31 December 2010 and 2011 prepared in accordance with IFRS and as disclosed in the published annual report of Winsway for the year ended 31 December 2011, the audited consolidated net assets of Winsway as at 31 December 2011 was HK$7,273 million, and the audited consolidated profit before taxation and net profit of Winsway were as follows:

	Year ended 31 December 2011 *(HK$'000)*	**Year ended 31 December 2010** *(HK$'000)*
Profit before taxation	1,422,836	1,180,153
Net profit	1,051,757	928,763

The Company shall convene a general meeting to seek the approval of the acquisition by the Shareholders at the AGM and will despatch to the Shareholders a circular setting out, among other things, further details of the acquisition and information about the Company and Winsway, on or about 9 June 2012. Completion of the transaction regarding the acquisition of 29.9% equity interest in Winsway is independent from the completion of the Major Transaction, and vice-versa.

GENERAL

The Company will issue further announcements informing Shareholders and potential investors on any further update in relation to the Offer as and when appropriate or required.

This circular is for information purposes only and is not an offer to buy or the solicitation of an offer to sell any securities. The Offer (as the same may be varied or extended in accordance with applicable law) has been made exclusively by means of, and subject to the terms and conditions set out in, the Offer Document.

Neither this circular nor any copy thereof may be taken into or distributed, directly or indirectly, in or into the United States (including its territories and dependencies, any State of the United States and the District of Columbia). This circular is for information purposes only and does not constitute or form a part of any offer of or solicitation to purchase or subscribe for securities any jurisdiction, including the United States.

This circular contains certain statements that are "forward-looking statements". The words "expect", "will", "may", "should", "could", "intend", "estimate", "propose" and similar expressions identify forward-looking statements. Such forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Readers are cautioned that such forward-looking statements are subject to known and unknown risks, uncertainties and other factors, certain of which are beyond the Company's control, that may cause the actual results, performance or achievements to be materially different from those expressed or implied by the forward-looking statements and the forward-looking statements are not guarantees of future performance or achievement. These risks, uncertainties and other factors include, but are not limited to: actions taken by SouthGobi; changes in applicable Laws; general business and economic conditions; the failure to meet certain conditions of the Offer; the timing and receipt of governmental approvals necessary to complete the Offer and any related transactions; and the behaviour of other market participants. No assurance can be given that such forward-looking statements will prove to have been correct. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the Latest Practicable Date. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable Laws.

The information in this circular concerning SouthGobi, IVN and their respective assets, businesses and projects is based on publicly available information and has not been independently verified by the Company. No representation or warranty is made as to the accuracy, completeness or reliability of such information.

Shareholders and potential investors are advised to be cautious when dealing in the Company's securities.

ADDITIONAL INFORMATION

Your attention is drawn to the additional information set out in the appendices to this circular.

By order of the Board
Aluminum Corporation of China Limited*
Liu Qiang
Company Secretary

* *For identification purpose only*

MONGOLIAN LAWS AND REGULATIONS RELATING TO EXPLORATION FOR MINERALS AND MINING

Between July 1997 and 25 August 2006, Mongolian minerals policies and practices were governed by the 1997 Minerals Law. On 8 July 2006, the Mongolian Parliament enacted a new law (the "**2006 Minerals Law**"), superseding and replacing the 1997 Minerals Law. The 2006 Minerals Law became effective as of 26 August 2006.

The Mongolian Parliament also enacted supplementary implementation and procedural legislation (the "**2006 Implementation Law**") to address various technical issues, including the relevance of the new 2006 Minerals Law to exploration and mining licences granted under the 1997 Minerals Law.

Under the 1997 Minerals Law, exploration licences were granted by the DGMC, a subordinate agency of MRAM, which at the time was a subordinate agency of the former cabinet level Ministry of Industry and Trade. In 2006, the Petroleum Authority of Mongolia was merged with and into MRAM – creating the Minerals Resources and Petroleum Authority of Mongolia – and the name of the DGMC was changed to the Cadastral Registration Centre. To remain effective, all exploration licences granted by the DGMC pursuant to the 1997 Minerals Law were required to be re-registered with the Cadastral Registration Center under the 2006 Minerals Law within five months following the effective date of the 2006 Minerals Law.

In December 2008, the Mongolian Government again modified its minerals-related organisational structure. MRAM and the Petroleum Authority of Mongolia became separate subordinate agencies of the MMRE, and the name of the Cadastral Registration Center was changed back to the DGMC.

Registration with the DGMC is the definitive record of the holders of minerals licence rights under the 2006 Minerals Law. Pledges and transfers of exploration licences must be registered with the DGMC to be effective. Pledges, transfers and certain other transactions are recorded on endorsement sheets that are separate from, but considered to be an integral part of, each exploration licence certificate. The DGMC does not maintain records of other liens or encumbrances to which a licence may be subject.

Effective as of 15 August 2009 – the effective date of Mongolia's new Nuclear Energy Law – the definition of minerals under the 2006 Minerals Law no longer includes radioactive minerals, i.e. minerals that contain radioactive isotopes of the uranium or thorium families. All subsequent references to minerals, and to licences to explore for or to mine minerals, will be limited to minerals other than radioactive minerals as so defined.

Note that references to "mineral reserves" and "mineral resources" in this section entitled "Mongolian Laws and Regulations Relating to Exploration for Minerals and Mining" are not references to mineral reserves and mineral resources determined in accordance with CIM Standards and NI 43-101.

Mongolian Exploration Licences

The holder of an exploration licence has rights to access the licence area through public or private property (subject to the need for negotiated approvals by owners, possessors and users of such property), to conduct exploration and construct temporary structures within the licence area and, if a mineral resource is defined by exploration activities, to apply for a mining licence for any part of the exploration licence area. Pursuant to the 2006 Minerals Law, exploration licences granted on or after 26 August 2006 have an initial term of three years. The holder of such an exploration licences may apply for an extension of the licence for two successive additional periods of three years each. Thus, the maximum period that an exploration licence may be held by one or more holders is nine years from the date of issue. Exploration licences granted prior to 26 August 2006 also have an initial term of three years, but the available extensions were for two successive periods of two years each, for a maximum overall period of seven years. Holders of such exploration licences that became eligible for extensions following 26 August 2006 have, in many instances, been given the benefit of the longer extension terms under the 2006 Minerals Law, but the policies and practices of the DGMC in this regard have been neither uniform nor consistent.

Each exploration licence is subject to cancellation if applicable licence fees are not paid on time or if the holder fails to comply with certain other requirements of the 2006 Minerals Law or other relevant laws. Only Mongolian legal entities are entitled to hold exploration licences.

Annual fees are payable per hectare of exploration licence area as follows:

Year	**Annual fee per hectare**
Initial term – Year 1	US$0.10
Initial term – Year 2	US$0.20
Initial term – Year 3	US$0.30
First extension (3 years)	US$1.00 each year
Second extension (3 years)	US$1.50 each year

Exploration licence holders must spend the following minimum amounts annually on exploration activities per hectare within the licence area:

Year	**Annual amount per hectare**
Initial term – Year 1	No expenditure required
Initial term – Year 2	US$0.50
Initial term – Year 3	US$0.50
First extension (3 years)	US$1.00 each year
Second extension (3 years)	US$1.50 each year

The tables above show the required annual fees and expenditure amounts for each of the first three years, as well as for the succeeding three years (i.e., the "first extension") and the

last three years (i.e., the "second extension"). There are no applicable fees or amounts due after the second extension, since the exploration licence will have expired.

Exploration licence holders are also subject to various environmental protection obligations. Within 30 days of receiving an exploration licence, the holder must prepare, and submit to the relevant authorities, an environmental protection and reclamation plan. Once the plan has been approved by the relevant authorities, the holder of the exploration licence must deposit funds equal to 50% of its environmental protection budget for that particular year in a bank account established by the governing authority of the soum (district) in which the exploration licence area is located. Holders of exploration licences must also submit to relevant authorities an exploration plan and annual reports of exploration activities.

On 9 February 2011, the Parliament enacted the Law on Prohibition of Granting New Exploration Licenses which prohibited the granting of new exploration licenses until 30 April 2011. The prohibition was subsequently extended 31 December 2012.

Reserves

In Mongolia, the tonnage and grade of a mineral reserve that has been defined by exploration activities must be recorded in official archives. Under the 2006 Minerals Law, a mining licence holder must extract all of the mineral reserves that are within the licence area. The purpose of this provision is to prevent "high-grading," but the net effect is to mandate mining practices that are not consistent with practices in countries where free market principles prevail and the concept of mining mineral reserves on an economically viable basis is recognised and understood. It is unclear what consequences, if any, may follow from non-compliance with this provision.

Mining Licences

If a commercially viable mineral resource is defined within the licence area of an exploration licence, the holder of the exploration licence is entitled to apply for a mining licence covering the relevant portion of the licence area of the mineral exploration license defined by specified longitude and latitude coordinates. A mining licence holder has the right to conduct mining activities throughout the licence area and to construct structures within the licence area that are related to its mining activities. All such activities must be conducted in compliance with the 2006 Minerals and relevant Mongolian laws pertaining to health and safety, protection of the environment and reclamation. Mining licences are granted by MRAM for an initial term of thirty years and are renewable for two successive twenty-year periods, for a maximum period of seventy years. Upon the expiration of a mining licence, the licence and the rights under such licence revert to Mongolia. Only Mongolian legal entities are entitled to hold mining licences. In the case of all minerals other than coal and common construction minerals (e.g., sand and gravel), annual licence fees of US$15.00 are payable per hectare of the relevant mining licence area. In the case of coal and construction minerals, the per hectare fee is US$5.00. A mining licence is subject to cancellation if applicable licence fees are not paid on time or other requirements of the 2006 Minerals Law or other relevant laws are not complied with.

To receive a mining licence, an exploration licence holder must submit an application to MRAM together with, among other documents, an environmental impact assessment and a resource report. Holders of mining licences must also prepare environmental protection and reclamation plans and comply with various reporting and security deposit requirements.

Pre-Mining Agreements

After a mineral reserve has been defined and recorded, an exploration licence holder may apply to MRAM for a pre-mining agreement. During the term of this agreement, which may not exceed three years, Mongolian-law compliant final feasibility studies must be completed, mine facilities must be developed, and the mine must be brought into production.

Local Government Approval of Exploration Licences and Mining Licences

Pursuant to the Mongolian Licensing Law, the granting of each exploration licence and mining licence by MRAM must be approved by the governor of the aimag (province) in which the relevant licence area is located. The 2006 Minerals Law also provides that the holder of an exploration licence has an exclusive right to obtain a mining licence covering all or any relevant portion of the exploration licence area. As a result of the above-noted Mongolian Licencing Law provisions, this right must be considered to be subject to the approval of the aimag governor.

If the aimag governor wishes to deny the grant of an exploration licence, he must submit his reasons to MRAM within thirty days following receipt of notice of the licence application from MRAM. The 2006 Minerals Law provides that the reasons for the denial must be based on the laws of Mongolia. However, there is no clear guidance as to what legal grounds will suffice to warrant denial of a licence application. If the aimag governor does not timely submit his reasons for denial of the granting of the licence, it will be deemed that he has approved the grant.

Note that the thirty-day notice and response requirements of the 2006 Minerals Law do not apply to the grant of a mining licence, but that the Mongolian Licencing Law requirements clearly apply to both exploration licences and mining licences. It is not clear how these issues will be resolved in the case of mining licences.

Approval to Commence Mining Operations

Pursuant to the 2006 Minerals Law, before a mining licence holder can bring a mine into production, the MMRE appoints a commission (the "**Commission**") to review and audit pre-mining requirements compliance by the mining licence holder that proposes to put a mine into operation. The Commission consists of the following members: (i) the head of the Geological and Mining Department of the MMRE; (ii) the head of the Technology and Environmental Division of MRAM; (iii) representatives from the inspection agencies of the relevant aimag in which the mine is located; and (iv) any other experts appointed by the MMRE. In particular, the Commission reviews the licence holder's compliance with all

pre-mining requirements provided for in the 2006 Minerals Law and reviews the following key documents (among others) to determine whether they have been prepared in compliance with applicable laws and regulations to which they relate:

- a certified copy of the mining licence;
- a Mongolian-law compliant feasibility study and mining plan reviewed by the relevant authority;
- the environmental impact assessment;
- the environmental protection plan;
- any minerals sales agreement and any lease agreement relating to the mining assets;
- records on establishing and marking the boundary of the mining area; and
- any agreement on land and water usage.

In addition, the Commission makes an inspection of the mine site and mining-related support facilities, for example electrical power generators, mining equipment, water supply facilities, maintenance shops, and health and safety equipment.

Upon completion of its review of all relevant documentation and its on-site inspection, if all requirements have been satisfied, the Commission will issue a document (signed by all of its members) approving the commencement of mining operations by the mining licence holder.

Deposits of Strategic Importance

Either the Mongolian Government or Parliament may initiate proposals to declare a mineral resource as a Mineral Deposit of Strategic Importance, but Parliament must approve any such proposal. In the event that a deposit is designated as a Mineral Deposit of Strategic Importance, the State is empowered to participate on an equity basis with the licence holder in the exploitation of each Mineral Deposit of Strategic Importance on terms to be negotiated between the Mongolian Government and such licence holder. The 2006 Minerals Law defines a Mineral Deposit of Strategic Importance as a mineral resource that may have the potential to impact national security, or the economic and social development of the country at the national and regional levels, or that is generating or has the potential to generate more than 5% of Mongolia's Gross Domestic Product in any given year.

Pursuant to Parliament Resolution No. 27 dated 6 February 2007, the Parliament has published the Strategic Deposits List, which identifies fifteen deposits as Mineral Deposits of Strategic Importance (the "**Strategic Deposits List**"). Resolution No. 27 also identifies a further thirty-nine deposits in the Tier 2 Deposits List (the "**Tier 2 Deposits List**") and instructs the Mongolian Government to further evaluate such deposits and determine if one or

more of such deposits should be recommended by the Mongolian Government to Parliament for designation as a Mineral Deposit of Strategic Importance. In addition to deposits on the Strategic Deposits List and the Tier 2 Deposits List, Parliament may at any time designate other deposits not yet currently on either list to be Mineral Deposits of Strategic Importance. There is no obligation on the Mongolian Government to complete negotiations and finalise the status of those 54 deposits currently identified before it designates further Mineral Deposits of Strategic Importance.

The 15 Mineral Deposits of Strategic Importance specified by Parliament in the Strategic Deposits List have no defined "edges". They each consist of concentrations of mineralisation in a general area that is identified only by a name – not by a set of defined coordinates. Licence areas, on the other hand, are precisely defined by coordinates. Thus, it is not feasible to definitively determine whether or not any given licence area is within – or overlaps – a Mineral Deposit of Strategic Importance.

Subject to the qualifications noted in the preceding paragraph, to the Company's knowledge none of the deposits covered by the Company's Ovoot Tolgoi Mining Licence and exploration licences have been designated as Mineral Deposits of Strategic Importance. However, there can be no assurance that one or more of these deposits will not be so designated in the future.

Funded from the State Budget

During the 1970s and 1980s, teams of geologists from the Union of Soviet Socialist Republics ("**USSR**") and other Soviet-Bloc countries, working in conjunction with Mongolian geologists, conducted extensive exploration work throughout Mongolia. Following the collapse of the USSR in 1991, Russia attributed the costs of this exploration work to be part of the overall debt owed to Russia by Mongolia. Mongolia negotiated a settlement of this debt and costs attributable to this work are thus deemed to have been funded from the Mongolian State Budget (the "**State Budget**"). Mineral resources that have been defined (in whole or part) by such activities are also considered to be deposits that have been funded from the State Budget. In addition, expenses incurred by the Government of Mongolia in connection with subsequent survey and exploration activities are also deemed to be expenses funded from the State Budget and, to the extent that such expenditures are deemed to have been a factor in defining a specified deposit, they may be regarded as debts owing to the State Budget by the relevant licence holder.

Under the 2006 Minerals Law, the encumbrance issue may be claimed to have been addressed by payment of these costs by the licence holder.

Both the designation of mineral resources as Mineral Deposits of Strategic Importance, and the claims that such mineral resources have been defined – at least to some extent – by funding from the State Budget, are essentially decisions are rather arbitrary.

State Participation in Mineral Deposits of Strategic Importance

The 2006 Minerals Law provides that the State is entitled to participate to an extent of up to a 50% equity interest or up to a 34% equity interest, respectively, depending on whether the quantity and grade of a Mineral Deposit of Strategic Importance have or have not been defined by exploration deemed to have been funded from the State Budget. The terms and conditions of such participation are subject to negotiation between the Mongolian Government and the licence holder and may not necessarily adhere to the 50% or 34% limitations. The 2006 Minerals Law does not provide any guidelines as to the form such negotiations should take.

The 2006 Minerals Law further provides that any company which holds a Mineral Deposit of Strategic Importance is required to list at least 10% of its shares on the Mongolian Stock Exchange. This provision has not yet been enforced with respect to any of those companies with deposits on the Strategic Deposits List and it is not clear how it would work in practice.

Investment Agreements

A mining licence holder that undertakes to invest more than certain threshold amounts over the first five years of a mining project may apply to the State to enter into an Investment Agreement concerning the stability of tax rates, the right to sell products at international market prices, a guarantee that the licence holder may receive and dispose of income from such sales at its own discretion, and provisions with respect to the amount and term of the licence holder's investment.

The term of each Investment Agreement will depend on the monetary amount of the five year commitment as follows:

Minimum investment *(US$)*	**Agreement term**
50 million	10 years
100 million	15 years
300 million	30 years

Royalties

A royalty at the rate of 5% is payable in respect of the sales value of all products extracted pursuant to a mining licence (other than domestically sold coal and construction minerals) that are sold, shipped for sale, or otherwise used. A portion of this 5% royalty rate goes to the central treasury, while the remaining portion goes to local authorities. The royalty rate for domestically sold coal and construction minerals is 2.5%, whereas the rate for international exports of these materials is 5%.

Sales and Transfers of Exploration Licences and Mining Licences

In accordance with the 2006 Minerals Law, the holder of an exploration licence may not sell the licence itself. The holder may, however, sell the underlying "original materials and reports on prospecting and exploration work" (the "**licence area data**") in respect of the licence. Upon completion of the sale of the licence area data, and payment of applicable taxes (evidenced by a document showing payment of such tax), the holder may transfer the licence, but for no consideration.

In accordance with the 2006 Minerals Law, the holder of a mining licence may not sell the licence itself. The holder may, however, sell "the mine, together with its machinery, equipment and documents" that is located within the relevant licence area. Upon completion of the sale of the mine, and payment of applicable taxes (evidenced by a document showing payment of such tax), the holder may transfer the licence, but for no consideration.

MONGOLIAN LAWS RELATING TO ADDITIONAL PERMITS

Various aspects of mine construction and operation require permits from relevant central and regional governmental authorities. For example, permits must be obtained before proceeding with a general mine development plan and at various stages during the construction of mining facilities and mine start-up. A permit is similarly required for the use of water and for the use of explosives for blasting. In addition, work undertaken pursuant to permits is subject to ongoing review and verification by relevant authorities.

The Law on Special Permit for Business Activities (the "**Licensing Law**") was adopted on 1 February 2001. The Licensing Law provides for governing relations regarding granting, suspending and revoking special permits for certain business activities that may have impact on the public interest, human health, environment and national safety or that may require certain conditions and qualification. However Article 2.3 of the Licensing Law states that licenses to be granted under the Laws on the Land, on Subsoil, on Specially protected territories and natural plants, on Games and Hunting, on Flora and Forest, on Water, on Endangered Species, Trading with the Species or with Items Originating from Them, on Minerals, on Nuclear Energy and on Modified Live Organisms shall be governed by those laws.

According to Article 6.1 of the Licensing Law, the licenses usually are granted not less than three years unless otherwise stated by the Law and the licenses are extendable for the same terms as initially are granted. According to the Article 6.3 of the Law unless otherwise stated by Law and conditions specified in the Article 13.1 of the Law are not discovered the term of the license shall be extended within 3 working days upon application of the license holder. Article 7 of the Licensing Law provides procedures for granting the licenses and according to the Article 7.1 the licenses are usually granted by the central administrative body unless otherwise specified by Law. Central administrative bodies usually mean ministries. However according to Article 7.3 detailed procedures for governing special licenses shall be regulated under the relevant industry Laws. Article 12 provides procedures for granting license for the first time and unless otherwise specified by Law the licensing authority shall grant the license

within 21 working days upon receiving the application. If the licenses refused the reasons for the refusal shall be explained in writing. The license authority also has the power to have a relevant organizations to verify the documents submitted to the granting the licensing authority. In case if the term, conditions and requirements of the licenses are violated then the initially granting authority may suspend the license up to 3 months term based on the expert opinion of the professional inspection of the authority. Under/on the Article 14 of the Law on following occasions a license may be revoked:

14.1.1 The license holder requested so.

14.1.2 The legal entity has been liquidated.

14.1.3 It was determined the documents were falsified when applying for the license.

14.1.4 The conditions and the requirements of the license were violated repeatedly or seriously violated.

14.1.5 The demand to remedy the violations were not remedied during the suspension period of the license.

Article 15 of the Law lists the type of business activities that require special permits or license that include:

15.6.2 Protection of poisonous or dangerous chemical substance other than explosive material.

15.6.3 Importing exporting transporting over the border use trading and liquidation of poisonous chemical or dangerous substances.

15.6.5 Discharging polluting substances acceptable amount of which is not determined under the standards.

15.6.6 Conducting detailed environmental impact assessment, importing, trading and servicing poisonous chemical or dangerous substance that may negatively impact the environment.

15.8.2 Construction of electricity power source or a transmission line a production of electricity transmission dispatching coordination distribution and supply and sales of electricity. Assembly and maintenance of boilers pressure tanks and park lines.

15.10.4 Production of explosive substance and explosive equipment for explosions and conducting explosions.

15.15 Minerals exploration.

15.16 Minerals mining.

15.10.1 Activities related to oil.

15.10.3 Production and wholesale and trade of oil products.

15.14.6 Designing construction and facilities, conducting construction activities production of construction material and production assembly and maintenance of lifting equipment and its spare parts.

15.15.1 Construction and use of railway base structure.

15.15.2 Conducting civil aviation operation.

15.15.3 Conducting railway transportation activities.

15.15.4 Construction and maintenance of after road and road facilities.

15.15.6 International and intercity public transportation postal and tourist transportation and international cargo transportation.

15.15.11 Production assembly and maintenance of railway base structure and rolling stock.

15.16.1 Using radio wave and setting up communication service network and its use and provision of services.

The Law on Water was adopted on 22 April 2004 and the purpose of the Law as stated in the Article 1 is to govern relations regarding proper use of water and water bed area protection and rehabilitation. Article 19 of the Law provides Water Bed Area Council, which according to Article 19.1 shall be set up for purposes of involving local population in management of the local water in order to protect, restore properly and use the water resources. Article 23 titled 'Water user' states in the paragraph 23.1 that any citizen, legal entity or organization shall obtain the right to use the water with entering an agreement and obtaining the permission. According to Article 23.2 the agreement to use water shall be entered for the term of 20 years and as long as the user complied with its obligations then the agreement can be extended for another 5 years. The Articles 24-28 deals with the requirements for the water user and procedures for entering into water use agreement and granting the permission to use water. Chapter 4 deals with the protection of water resources its quality and rehabilitation of environment. Chapter 5 deals with the requirements to be imposed on water use facilities such as approval of the design construction and use of the facilities.

Law on Energy was adopted on 1 February 2001. The purpose of the Law is to govern the relations regarding production, transmission, distribution, dispatching coordination and services using energy reserves and construction of energy infrastructure and use of energy. Chapter 2 deals typically with the Government powers including the State Great Hural, the Cabinet, the Ministries and local Governments regarding the policy determination and enforcement of the Law on energy. Chapter 3 deals with the special permits or licenses to be granted under this Law:

12.1.1 Production of energy.

12.1.2 Production of heat.

12.1.3 Transmission of electricity.

12.1.4 Transmission of heat.

12.1.5 Providing dispatching coordination.

12.1.6 Distribution of electricity.

12.1.7 Distribution of heat.

12.1.8 Regulated supply of energy.

12.1.9 Unregulated supply of energy.

12.1.10 Importing and exporting electricity.

12.1.11 Construction of energy related buildings and facilities.

Chapter 4 deals with the setting of price and tariffs. Chapter 5 deals with the relations between the supplier and consumers and Chapter 6 deals with the monitoring and imposing liabilities under the Law.

MONGOLIAN LAWS AND REGULATIONS RELATING TO ENVIRONMENTAL PROTECTION

Under the Environmental Protection Law of Mongolia (the "**EPL**"), originally enacted in 1995 with certain relevant amendments in 2005, business entities and organisations have the following duties with respect to environmental protection:

- to comply with the EPL and the decisions of the government, local self-governing organisations, local governors and Mongolian state inspectors;

- to comply with environmental standards, limits, legislation and procedures and to supervise their implementation within their organisation;

- to keep records on toxic substances, adverse impacts, and waste discharged into the environment; and
- to report on measures taken to reduce or eliminate toxic chemicals, adverse impacts, and waste.

The EPL is enforced at both state and local levels. Both national and local government can require a business entity to desist from, and to eliminate the effects of, certain actions. The Mongolian Government has the power to require a business entity to limit or refrain for a defined period of time the use, importation or exploration of natural resources and, in accordance with the recommendation of the local governor and the Ministry of the Environment, to prohibit citizens, business entities, and organisations from conducting production or other activities which would have an adverse effect on human health or the environment, regardless of the form of ownership.

Mongolian state inspectors are provided with a range of powers pursuant to the EPL, including the supervision and implementation of environmental legislation, obtaining information and data required for supervision of such legislation from the relevant individuals, business entities, or organisations, and requiring individuals, business entities, and organisations to eliminate adverse environmental impacts and to suspend their activities for a defined period of time in the event of an adverse environmental impact in breach of the EPL, accepted standards, and permissible levels.

Local government is also responsible for administering the implementation of the EPL and supervising the activities of business entities within their jurisdiction. Local government also has the power to take measures to eliminate any breach of the EPL by business entities and, if necessary, to require the suspension of activities of business entities which have an adverse environmental impact.

The 2006 Minerals Law provides three chapters of guidance relating to further environmental protection obligations imposed on mineral licence holders. Under the 2006 Minerals Law, mineral rights are divided into exploration and mining rights, each with separate licencing and attendant environmental protection requirements.

In addition to those duties imposed on them by the EPL, mining licence holders are required to prepare an initial environmental impact assessment analysis before the mine comes into production. The mining licence holder must also annually develop and implement an environmental protection plan (including reclamation measures) in cooperation with the Ministry of the Environment, which should take into account the results of the environmental impact assessment. The licence holder is also required to record all instances of adverse environmental impact resulting from its mining activities and prepare and send an annual report to the Ministry of the Environment. In order to ensure compliance with environmental protection obligations, the licence holder must deposit 50% of its environmental protection budget for a given year in a bank account established by the Ministry of the Environment. This amount is refundable at the end of each year pursuant to the licence holder having complied

with its obligations under the environmental protection plan. The 2006 Minerals Law further provides that, in the event a licence holder fails to fully implement any of the measures outlined in the environmental protection plan, the relevant authority shall use the funds deposited with it as part of the environmental protection budget to implement those measures and the licence holder shall provide any additional funds required.

The 2006 Minerals Law also provides for the following administrative sanctions that may be levied against licence holders found in violation of environmental protection obligations:

- MNT500,000 – 1,000,000 fine for failure to comply with legitimate requirements imposed by an authorised Mongolian state inspector regarding the elimination of deficiencies discovered in the course of an inspection (Current information on the exchange rate between Mongolian national currency togrog and major international currencies may be found in following link:

  http://www.mongolbank.mn/web/guest/statistics/exchange-rates);

- in the event a licence holder continues to be in violation of the EPL or the 2006 Minerals Law, the exploration and mining activities of the licence holder shall be suspended for up to two months, and if the deficiencies are not eliminated within this period, the relevant minerals licence may be revoked; and

- if a mining licence holder causes serious damage to the environment, fauna, or human health by failing to implement safety rules or a technological regime while using toxic substances for its operations, its licence shall be revoked and no licence shall be issued to such holder for 20 years.

On 16 July 2009, Parliament enacted a new law (the "**Mining Prohibition in Specified Areas Law**") that prohibits minerals exploration and mining in the following described areas:

- headwaters of rivers and lakes;

- forest areas as defined in the Forest Law of Mongolia; and

- land areas adjacent to rivers and lakes as defined in the Water Law of Mongolia.

The Mongolian Government has been directed to determine the boundary lines of the prohibited areas by mid-October 2009. New exploration licences and mining licences overlapping the defined prohibited areas will not be granted – and previously granted licences that overlap the defined prohibited areas will be terminated within 5 months following the adoption of the law. It is not clear whether such termination will only apply to the overlap areas. The Mining Prohibition in Specified Areas Law provides that affected licence holders shall be compensated, but there are no specifics as to the way such compensation will be determined.

The Law on Environmental Impact Assessment was adopted on 22 February 1998. The purpose of this law is to govern relations regarding the environment protection prevention of ecological imbalance coordinating use of mineral resource, assessing environmental impact projects and making a decision to whether implement the projects.

The general environmental impact assessment shall be made for projects that include construction of new plants, service, building facility or expansion of existing such premises or other projects that would use natural resources and preliminary impact that the projects would cause to the environment shall be assessed during such assessment. For mineral resources mining projects obtaining land, possession or use rights or implementing a project the environmental impact assessment shall be obtained beforehand. The local environmental monitoring inspector, the citizen's representative's Hural's and the presidiums of aimag, capital city, soum and district shall monitor whether the environmental impact assessment has been conducted for any projects that are being implemented by the citizen's legal entities and organizations.

The Ministry of Nature and Environment shall approve the methodological instructions for conducting environmental impact assessment for a project. The impact assessment shall be conducted by an expert within 12 working days and shall include conclusions on following matters (Article 4.5):

4.6.1 Whether it's possible to implement the project without conducting detailed environmental impact assessment.

4.6.2 Whether it's possible to implement the project with certain conditions and terms.

4.6.3 Whether it's necessary to conduct environmental impact assessment.

4.6.4 To return projects that do not comply with the Laws and regulations or equipment and technology to be used deter mental to the environment or the project is not included in the general land organization plan.

Once it is considered that a detailed impact assessment is necessary then the legal entity that has this license according to Article 9 of the Law on Environmental Impact Assessment shall conduct the assessment. And Article 5 of the Law provides the components of the environmental impact assessment report. Under the Article 6.3 of the Law any organization that is implementing a project but (no including mining project) shall deposit not less that 50% of the funds to be used a given year for environmental rehabilitation activities. Once a detailed environmental impact assessment report is complete the report shall be submitted to the Government authority that has conducted the general impact assessment and an expert of the authority shall review the assessment within 18 working days (Article 7.2). The central administrative authority in charge of environmental matters shall resolve whether to allow the project implementation based on the expert opinion of the environmental impact assessment and also the comments of the citizen's of a place where the project is to be implemented (Article 7.3).

The Law on Protection of Nature and Environment was adopted on 30 March 1995. The purpose of the Law is to govern the relations regarding ensuring the right of a human being to live in healthy and safe environment, to coordinate social and economic development along with the environmental balance, to protect the nature and environment for the interests of the current and future generations, to properly use natural wealth, and restoring the possible natural wealth. Article 7.2 of the Law states that any citizen, legal entity or organization that is willing to use natural wealth for industrial purposes shall have the environmental assessment conducted for its own costs or if such assessment has been already done then shall pay for the related costs. Chapter 3 of the Law deals with the powers with the Government organizations including the State Great Hural, the Government, The Ministry and local Governments. Chapter 4 describes actions for protecting nature and environment, using natural wealth and rehabilitation works.

Chapter 5 deals with the environmental inspection and monitoring including the powers and the obligations of the environmental inspectors. In the Article 27.1.10 it is stated that the environmental inspector shall have the right to purpose and authorized body to revoke or suspend licenses, permissions and other rights of legal entity and organizations who has caused damages to the nature and environment due to violations of Laws, regulations and the technology. In the Article 27.1.3 the inspector also has the right to suspend operations of citizens, legal entities and organizations who have negatively impacted nature and environment due to violations of the Laws, regulations, standards and acceptable levels. Chapter 6 deals with the obligations of legal entities and organizations with respect to protection of nature and environment and the natural wealth. Chapter 7 deals with the form of the information regarding nature and environment.

Law on Monitoring Explosive Substances and Turnover of Explosion Equipment was adopted on 6 May 2004. The Law deals with the detailed procedure insuring safe operation dealing with explosive substances and explosion equipment. Chapter 3 of the Law deals with the data pool regarding explosive substance and explosion equipment. Chapter 4 deals with the supervision of the substances and equipment.

The Law on Poisonous Chemicals and Dangerous Substances was adopted on 25 May 2006. This Law has the same importance as the Law on Explosive substances and Explosion Equipment.

On 24 June 2010, the State Great Hural adopted the Air Pollution Fee Law, which imposes fees on entities that pollute, including persons engaged in raw coal mining, producers and importers of organic absorbent, users of auto vehicles and self-moving equipment, holders of licenses to use significant and stationary sources of air pollution and citizens, business entities and organizations using sources of air pollution.

The fee for extracting raw coal is between MNT1 to 2 per a kilogram of coal and for producing and importing organic absorbent between MNT10 to 30 per kilogram of organic absorbent. The fee for emission of carbon dioxide by auto vehicles and self-moving equipment that emit more than 120 grams of carbon dioxide per kilometer per year is between MNT1,800

and 9,500 per year per vehicle/equipment, based on the amount of emissions. The fee for waste of significant and stationary sources of air pollution is between MNT1 to 10 per kilogram of waste. Exemptions from fees exist where new coal is highly processed and new fuel is produced that meets standard requirements. Business entities and organizations extracting raw coal for ensuring national security and protecting public interest and producing power may be exempt from the fee subject to regulations adopted by the Government.

Based upon the range of MNT1 to 2 defined by the 2010 Air Pollution Fee Law, the Government of Mongolia published Resolution Number 273 on 20 October 2010 and specifically defined the air pollution fee for the coal mining industry to be MNT1 for every kilogram of raw coal mined.

MONGOLIAN LAW RELATING TO CONCESSION

The Mongolian Parliament defined “State Policy on Public and Private Partnership” in 2009 by Resolution No. 64, where it specifically considered legal framework for a concession. In accordance with that policy the Concessions Law was adopted by the Parliament in 28 January 2010, which came into effect since 1 March 2010. Based upon on the 2010 Concessions Law, the Government approved list of concessions in 21 July 2010, by the Resolution No. 198, which remains valid and up to date.

In accordance with the 2010 Concessions Law, a concession means a special right to transfer possession and operations of state-owned property, for the creation and improvement of state and locally owned property, for the purpose of rendering basic social and infrastructure services to the public, based on an agreement, according to conditions and regulations specified in the Concessions Law.

Unlike other countries which limit concessions only to foreign investors, the 2010 Concessions Law defines a concessionaire as a Mongolian or foreign legal entity or their consortium that has obtained a concession according to the procedures set forth in the Concessions Law.

The purpose of the Concessions Law is to regulate issues regarding the organization of tenders for granting to investors the rights of possession, operation, creation, and renovation of state and local own properties under concession agreements, conclusion, modification, and termination of concession agreements and settlement of disputes. The 2010 Concessions Law not only does not limit concessions to either foreign investors or domestic entities, but also does not provide preferential treatment for domestic entities or afford special treatment to bidders that undertake to use national goods or employ local labor.

A concession agreement is a written agreement that implements a concession between the authorized entity and a concessionaire. The agreement specifies the scope of works and services to be performed by a concessionaire, the rights and duties of the parties, fees, charges and tariffs for concessionaire’s services, terms and conditions for the transfer of a controlling package of shares of the concessionaire, financing issues, duties of the governmental authority

to issue necessary permits, approval and licenses in connection with the concession, compensation and indemnification issues, reimbursement of additional costs incurred by the concessionaire, substitution of the concessionaire, terms and conditions relating to the transfer of concession items and other issues the parties deem it necessary to include in the concession agreement. The term of the concession agreement is agreed between the parties.

The 2010 Concessions Law specifies seven types of concessions:

- "Build-Operate-Transfer" – the concessionaire must build the concession object by using its own or raised funds, commission it, and operate it within the period specified in the agreement and transfer it, after the completion of the agreement period, to the state or local ownership in compliance with conditions stated in the agreement.

- "Build-Transfer" – the concessionaire shall build the concession object by using its own or raised funds, commission it and transfer it to state or local ownership, in accordance with the conditions stated in the agreement.

- "Build-Own-Operate" – the concessionaire must build the concession object by using its own or raised funds, commission it, own and operate in compliance with conditions and obligations stated in the agreement.

- "Build-Own-Operate-Transfer" – the concessionaire shall build the concession object by using its own or raised funds, commission it, operate and own it within the period specified in the agreement and transfer it after the completion of the agreement period to the state or local ownership, in compliance with conditions stated in the agreement.

- "Build-Lease-Transfer" – the concessionaire shall build the concession object by using its own or raised funds, commission it, give it to the possession of the authorized entity under a financial lease as specified in the agreement and transfer it to state or local ownership once the lease duration is complete.

- "Design-Build-Finance-Operate" – the concessionaire shall design and build the concession object by using its own or raised funds; operate it within the period specified in the agreement and transfer it after the completion of the period to state and/or local ownership in accordance with the conditions stipulated in the agreement.

- "Renovate-Operate-Transfer" – the concessionaire shall renovate the concession object by using its own or raised funds, operate it within the period specified in the agreement and transfer it together with the renovation to state or local ownership in accordance with the conditions stipulated in the agreement.

The objects eligible for concessions are not explicitly referred to in this law. The 2010 Concessions Law states that the government or the local parliament shall create a list of objects offered for transfer as concessions and the list of objects for a concession will be publicly announced.

This announcement contains the title and description of the concession object, concession type, work, and services to be rendered, and specify whether financial assistance from budget funds shall be provided and guaranteed and whether a tender is to be organized as specified in the law or an agreement will be concluded directly.

Concessions may be publicly tendered or in specific cases can be contracted directly with a concessioner. If the concession right were to be granted through a tender, the authorized entity would advertise for tenders through national daily newspapers and other means of media, and proposals need to be submitted within two months of the announcement. Apart from meeting general requirements for tender submission, selection and evaluation of proposals will be based on the participant's financial capacity, existence of an experienced and professional working team with technical and technological capacity, satisfaction of conditions necessary to obtain the special permits in accordance with the law on special permit for business entities, and other criteria deemed necessary by the authorized entity. If tendering conflicts with national security or rights relating to intellectual property necessary for implementing the concession are in the ownership of the one or more entities with a common interest, or no proposal received in response to a tender invitation, or no qualifying proposals were received and it was deemed that there is little probability of proposals being received within the required period in case of a re-invitation, or the concession item has been transferred to other entities as part of the rights of the concession financier, then a concession right could be granted by concluding a direct agreement.

The 2010 Concessions Law also requires that the government shall publicly announce its decision on granting a concession. A concession agreement is required to be issued in written form and the term shall be mutually agreed by the parties, considering the specifics of the industry, period of implementing the investment plan, amount of investment, its recuperation time, profits and the period of the concession item usage.

In regards to the ownership rights related to a concession object, profits earned during the possession and operation of the concession, belong to the concessionaire. However, the tangible property and intellectual values created during the use of the concession shall remain state and local property. Besides this the concessionaire's may not pledge concessions objects as collateral for financing and prohibited to transfer its controlling shares to others, unless the concession agreement stipulates otherwise.

The state may provide financial support to the concessionaire either by providing tax credit or exemption according to relevant laws, issuing a loan guarantee, providing a certain part of concession financing, insurance coverage, issuing a guarantee for the minimum amount of the concessionaire's profit according to the concession agreement or providing compensation where this law and the concession agreement specify, etc. The amount, terms and conditions and requirements for state support will be specified by the concession agreement.

The state or local government may agree to reimburse the difference if actual costs exceed the service payment and tariff rates for works and services under the concession agreement. Taking into consideration the nature of the specific sector and the concession item, the reimbursement may be granted to the concessionaire until such time when the concessionaire can operate profitably.

Dispute settlement between the parties of a concession agreement may be resolved by the way of mutual reconciliation. The Concessions Law implies that international arbitration is possible for parties to a concession agreement. Only, disputes caused between the concessionaire and customer is subject to the legally defined procedures via courts, in Mongolia.

MONGOLIAN LAWS AND REGULATIONS RELATING TO HEALTH AND SAFETY

The Mongolian Labour Law (1999) ("**Labour Law**") and the Labour Safety and Sanitary Law (2008) ("**Labour Safety Law**") contain provisions of general application in relation to health and safety.

Labor legislation in Mongolia includes the Law on Setting up Minimum Labor Wage (2010) according to which the Government (Cabinet) and National Trilateral Committee of Labor and Social Consensus shall set the minimum labor wage and this Committee set the minimum labor wage in April 2011 to be MNT140,400.

The Labor Law provides general provisions and detailed provisions regarding collective bargaining and contract, detailed clauses regarding independent contract and provisions regarding the grounds for terminating employment agreement, provisions governing wage and allocation of wages including the overtime, holiday and afterhours wages or day-off time, provisions regarding the labor condition, safety and health standards, the labor of women, juveniles, disabled and senior citizen's and foreign citizens in Mongolian entities. The Labor Law also deals with the collective and individual dispute resolution.

An employer is responsible for maintaining a safe working environment that meets applicable safety and sanitation requirements. Furthermore, if the nature of an employee's work so requires, the employer must provide special work garments and arrange for such employees to receive regular, preventative health examinations related to their work. Mining companies must create a special department, or appoint an officer, dedicated to overseeing matters of safety and sanitation. The Ministry of Social Welfare and Labour is responsible for adopting regulations governing labour safety and sanitation.

The Labour Law and the Labour Safety Law provide that in the event of an industrial accident the employer, at its own expense, must immediately transport injured employees to a hospital and take steps to eliminate any causes of harm created by the accident. Employers are obligated to investigate and report all industrial accidents. Regardless of whether an employee was covered by insurance for injuries sustained during an industrial accident, the employer must reimburse the employee in an amount determined as a percentage of the average salary of the employee. If the employee died as a result of the accident, the employer must reimburse the employee's family in an amount equal to not less than the deceased employee's average compensation for 36 months. Reimbursement under these provisions of the Labour Law and Labour Safety Law do not affect the employee's entitlement to pensions or other benefits under social insurance or other laws.

If a company's activities are proven to have an adverse impact on the health and safety of its employees, the State Professional Inspection Agency of Mongolia or other authorised official may take steps to force the company to remedy the breaches. If the company fails to remedy such breaches, it may be ordered to wholly or partially suspend business activities until the labour safety and sanitation requirements are satisfied. Additionally, failing to comply with labour safety and sanitation regulations, causing or concealing an industrial accident, or failing to pay requisite compensation for an industrial accident, may result in the imposition of administrative fines. In extreme cases, criminal sanctions may be imposed for violating the applicable Labour Law provisions.

The 2006 Minerals Law provides that local administrative and self-governing bodies are responsible for monitoring compliance with respect to health and safety regulations for workers and local residents. A mining licence holder must carry out activities that ensure (i) safety for the citizens of the relevant soum or district and (ii) labour safety and proper sanitary conditions for its employees. The licence holder must also submit an annual report on safety to the State Professional Inspection Agency and MRAM.

If a licence holder is found to have continually violated mining operation safety regulations, its licence(s) may be suspended by a State inspector for up to two months, and if the deficiencies are not eliminated within this period, the licence(s) may be revoked. If a mining licence holder causes serious damage to human health through failure to implement safety rules and appropriate technical standards while using toxic chemicals and substances, its licence may be revoked and no new licence issued for a period of up to twenty years. Criminal sanctions may also be imposed for violating the health and safety provisions of the 2006 Minerals Law, in extreme cases.

Under the Subsoil Law of Mongolia (1988), a special mining rescue unit has been established by the Mongolian Government, and mine operators are required to pay fees to support and maintain the services of this unit. Also under this law, the Ministry of Environment and Tourism of Mongolia and the Ministry of Minerals Resources and Energy are responsible for ensuring compliance with applicable safety rules and standards while conducting subsoil-related activities. If a mine operator is not in compliance with these safety rules and standards, it may be ordered to suspend its activities.

The Mongolian Fire Safety Law (1999) requires companies to observe fire prevention and extinguishing regulations, norms and standards and to train employees in fire fighting skills.

Specific provisions of the regulations implemented by the Mongolian Government's Ministry of Social Welfare and Labour pursuant to the Labour Law, newly amended and supplemented by the Labour Safety and Sanitary Law (2008), effective from 16 June 2008, as the same may amended and supplemented from time to time (the "**Regulations on Health and Safety in Mining**") govern:

- the air quality structure and permitted levels of poisonous gas in the atmosphere;

- fire prevention measures;

- permitted levels of dust in the atmosphere;
- provision of amenity rooms for mine operating personnel, medical and first-aid care, and a clean water supply;
- establishment of ancillary facilities for the health and welfare of mine operating personnel; and
- compliance with radiation safety norms and permitted levels of radioactive exposure.

Mine operators, as well as all employees working at a mine site, are responsible for complying with these regulations. A breach of the regulations, regardless of whether or not it results in an industrial accident, may result in disciplinary, administrative or criminal liability depending on the severity of the breach.

Law on Sending Work Force Abroad and Accepting Work Force and Specialists From Abroad was adopted on 12 April 2001. As the Article 1 states the purpose of the Law is to govern the relations regarding sending Mongolian citizens abroad and accepting foreign citizens to Mongolia for the purposes of employment and for protecting their right and interests.

Government Resolution No. 376, dated 28 December 2011, sets the percentage of foreign labor force and personnel allowed in mining and other companies. The percentage depends on the company's main operational direction, equity fund and number of total employees. For a company whose operation is exploration and mining of raw petroleum and natural gas and whose total equity fund is up to 50 million togrog, the percentage of foreign labor force and personnel may be up to be 60%, if the number of employees is from 51 to 100 the percentage may be up to be 70%, if the number of employees is more than 101, the percentage may be up to 75%. For a company whose equity fund is more than 51 million togrog, the percentage of foreign labor force and personnel may be up to 75% regardless of the total number of employees. For other mining and exploration companies, the percentage of foreign labor force and personnel may be up to 25% regardless the company's equity fund and total number of total employees.

MONGOLIAN LAWS AND REGULATIONS RELATING TO TAXATION

Mongolian tax law is rudimentary, providing a general structure of taxation which is similar to that found in developed countries, but which in many circumstances fails to provide clear or detailed guidance as to how the general provisions contained in the law are to be applied to specific transactions. This lack of detailed guidance leads to inconsistent implementation of the law by the tax authorities.

The basic Mongolian tax law is the General Law on Taxation which provides the overall structure of the tax regime and the general rights and obligations of taxpayers and the taxation authorities. This law has been substantially amended, effective as of 1 July 2008. Specific laws,

such as the Economic Entity Income Tax Law, the Personal Income Tax Law and the Value-Added Tax Law, address discrete areas of the tax law regime. These three tax laws were substantially amended, effective as of 1 January 2007. Notwithstanding such amendment, these laws remain rudimentary.

A summary of the principal tax legislation that may affect the operations of the Company in Mongolia is as follows:

- The general income tax rate applicable to business entities with Mongolian source income is 10% on the first MNT3 billion of taxable income and 25% on amounts in excess thereof. These rates are applicable to operating and certain other types of income (e.g., capital gains on the sale of shares and equipment). Other types of income (e.g., capital gains on the sale of real property, interest, royalty and dividend income) are subject to other, varying rates of income tax.

- Taxable operating income of a Mongolian business entity is determined by taking into account operating income received less permitted deductions. Mongolian tax law does not always permit all items of expense incurred in the furtherance of the business purpose of the enterprise (as such concept would be understood in more developed jurisdictions) to be fully deducted when determining taxable operating income.

- Effective from 1 January 2010, the Economic Entity Income Tax Law has been amended to allow for operating losses accumulated by mining companies to be carried forward and deducted from taxable income for a period of from four to eight years following the year in which the loss was incurred, the determination of the carry-forward period applicable to any particular mining company to be determined by the Resolution No. 287 of Mongolian Government (2009) after taking into consideration the investment made by such company in its mining operations. In the case of mining companies, the loss carry-forward deduction can be applied to 100% of the taxable income calculated in the relevant tax year.

- In the absence of a tax treaty, dividends, interest and royalties received by a non-resident legal entity from a Mongolian source are subject to Mongolian income tax rate of 20% that is withheld by the payer. The Mongolian legal entity making such payments is obligated to withhold the Mongolian income tax from such payments. Mongolia has entered into double tax treaties with a number of countries. Such treaties provide for lower rates of taxation in certain circumstances.

- Pursuant to the Agreement between the Government of the Republic of Singapore and the Mongolian Government for the Avoidance of Double Taxation and the Prevention of Fiscal Evasion with Respect to Taxes on Income, if a recipient of dividends paid by a Mongolian company is the beneficial owner of such dividends, and is a resident of Singapore and holds at least 25% of the capital of the Mongolian company, the Mongolian income tax payable on such dividends will be 5%. In

respect of interest, if a recipient (other than a bank or similar financial institution) of interest paid by a Mongolian company is the beneficial owner of such interest and is a resident of Singapore, the Mongolian income tax payable on such interest will be 10%.

- A value-added tax ("**VAT**") at a rate of 10% is payable in respect of all goods sold, work performed and services provided within Mongolia. Value-added tax is also payable in respect of goods imported into Mongolia and in respect of certain service fee payments made by Mongolian taxpayers to non-resident service providers. If a legal entity is registered as a value-added taxpayer, it can obtain credits for such tax paid to its suppliers of goods and services and can use such credits to offset value-added, or other, taxes owed in Mongolia. However, the Value-Added Tax Law provides certain conditions which can limit the ability of a legal entity to register as a value-added taxpayer. On 21 July 2009, the Mongolian Parliament has passed an Amendment Law to the Value-Added Tax Law of Mongolia pursuant to which only exported "finished mineral products" become subject to which are zero-rated VAT. Before the amendment, there was no distinction between finished and unprocessed mineral products; and all mineral products that were exported were subject to zero rate VAT regardless of their level of processing. Effective as of 21 July 2009, any VAT paid by the producer of mineral products cannot be claimed back – i.e. the producer is deemed to be the end-user and must bear the burden of VAT paid to produce such product. Finished products that are exported are, however, zero-rated and VAT paid to produce such products may be claimed back.

- Equipment and other goods imported into Mongolia are also subject to an import duty, generally at the rate of 5%. An additional excise tax is payable on the importation of petroleum products and some motor vehicles. It should be noted that value-added tax is also imposed on them.

- Mongolian employers are required to withhold income tax and social insurance fees owed by their employees from salaries payable to such employees, and to make an additional employer payment to the Mongolian social insurance fund. The relevant laws have been substantially revised, and effective from 8 May 2008 participation by foreign citizens in the pension, unemployment, workers compensation and social benefits plans is now mandatory. Participation in the health insurance plan is mandatory for foreign citizens. Participation by Mongolian citizens in each of the plans remains mandatory, and pursuant to the recent amendment to the law, participation by independent contractors has also been made mandatory. Payments to the social insurance fund are to be made in respect of all salary, bonus and benefit payments (e.g., housing and transportation allowances) received by the individual. Employees must pay 10% of such total compensation package (to be withheld by the employer), but such percentage will be applied to a maximum compensation amount which is adjusted annually but which is currently set at MNT1,404,000 per month (i.e., income in excess of this amount is not subject to the 10% assessment). The employer must pay an additional 11-13% (13% in respect of employees engaged in dangerous occupations, such as mining) and such percentage is applied to all compensation paid to the employee with no maximum amount limitation.

- Subsidiaries of the Company operating in Mongolia will be obligated to make other regular payments which do not fall under the above-noted tax laws of Mongolia. For example, fees will be payable in respect of foreign citizens employed in Mongolia, for the use of water, for lease payments in respect of land surface rights, for environmental bonding obligations (addressed in more detail above), for annual mineral licence fees and other licence renewal fees, for mineral royalties (addressed in more detail above), and for annual vehicle taxes.

This section does not purport to be a comprehensive description of all tax considerations that may be relevant. Any person wishing to have a detailed summary of the laws and regulations relating to tax in Mongolia, or advice on matters relating to tax in Mongolia, is recommended to seek independent tax advice from a tax consultant.

MONGOLIAN LAWS RELATING TO COAL EXPORT REQUIREMENTS

A Mongolian mining company, holding a valid mining licence, that extracts and processes coal has the right to export and sell the coal on the international market. There is no additional export licence required. There are, however, certain requirements that must be complied with and procedures that must be followed in order to lawfully export coal.

First, a coal mining company must pay the appropriate royalty (addressed in more detail above) and obtain a document evidencing such payment from the relevant tax office. The royalty rate is based on the sales value, which is in turn dependent on a deemed sales price. In order to provide a uniform standard in this regard, the Ministry of Finance and the MMRE have issued a joint order to the effect that the prices to be used in calculating the royalty are those published in China Coal Weekly, a publication that is widely accepted as a definitive source of reliable information concerning the coal market in China. Coal is not subject to Mongolian export tax.

Second, the coal producer/exporter must obtain a certificate of origin from the Mongolian Chamber of Commerce and Industry in respect of each shipment of coal. This certificate of origin certifies that the source of the coal is from within Mongolia.

Finally, the producer/exporter must obtain a certificate from the Mongolian National Centre of Standardisation and Measurement certifying that the coal to be shipped is properly classified. A representative from the Centre examines each shipment of coal and attests that it corresponds to a specified class of coal, for example thermal coal or metallurgic coal.

In order to complete the coal export process, the coal producer/exporter must present the three aforementioned documents, along with the following additional documents, to the customs authority at the border crossing:

- a copy of the producer's mining licence (to establish that the coal has been extracted and processed by a duly authorised Mongolian entity);

- a copy of the coal sales contract;

- a copy of the shipping contract; and
- other standard commercial shipping documentation.

MONGOLIAN LAWS AND REGULATIONS RELATING TO LAND TENURE

Land Tenure

Land tenure in Mongolia is divided into: (i) ownership rights; (ii) possession rights; and (iii) use rights. Only Mongolian citizens can own land. Mongolian citizens, organisations and legal entities that are not deemed to be a business entity with foreign investment ("**BEFI**") are entitled to possess land, which entitles them to pledge their interest and to transfer and/or lease it, all subject to approval by relevant authorities. BEFIs may only acquire use rights over land, which may not be transferred, pledged or leased.

Land possession and land use rights are evidenced by certificates issued by the local government authority in the city, aimag (province) or soum (district) in which the relevant property is located. Such certificates are issued in conjunction with a document that provides for the term of the land possession or land use rights and the requirements for maintaining such rights in good standing, most notably the payment of recurring fees to the local government (together a "**Land Use or Possession Certificate**").

To engage in mining activities the licence holder, if it is a BEFI, must acquire land use rights to the relevant land area. Under the Land Law of Mongolia enacted on 7 June 2002, and effective from 1 January 2003, as the same may be amended and supplemented from time to time (the "**Land Law**"), land use rights can be granted for a period of up to sixty (60) years, although in practice Land Use Certificates are typically issued for shorter terms. The Land Law provides that renewals may be made once or more than once, but that the maximum term of any renewal may not exceed a period of forty (40) years. The Foreign Investment Law of Mongolia enacted on 10 May 1993, effective from 1 July 1993, and amended 29 May 2008, as the same may be amended and supplemented from time to time ("**Mongolia's Foreign Investment Law**") further provides, in respect of BEFIs, that such renewals may not be made more than once.

Land Use or Possession Certificates are issued for a specific number of years and for a specific purpose stated in the relevant land use agreement, and are usually renewable if the holder has complied with relevant requirements. Land possession and land use rights are subject to revocation by the issuing authority if the holder fails to comply with (i) applicable provisions of the Land Law, (ii) the terms of the relevant Land Use or Possession Certificate (most notably failure to make timely payment of recurring land use fees), or (iii) applicable environmental protection obligations.

A mining licence holder must enter into either a land possession or land use agreement with relevant land owners, possessors, or the governing authorities of soums and districts and obtain the Land Use or Possession Certificate.

An exploration licence is also not a real property interest and does not convey either land possession or land use rights to the holder. But it is not clear whether an exploration licence holder must obtain a Land Use or Possession Certificate before conducting minerals exploration activities. The 2006 Minerals Law does not specifically provide that such holders must obtain such Land Use or Possession Certificates.

All minerals in the ground are owned by the Mongolian State – i.e. the people of Mongolia.The holder of a mining licences is entitled to extract and sell the minerals located within the land area covered by the licence, and is eligible to hold them for up to a maximum of 70 years so long as we comply with all applicable legal requirements. We may sell minerals extracted from the relevant licence area, subject to the payment of applicable royalties and income taxes. The Mining license will be issued at first for 30 years and is extendible for 20 years each,

Land Use for Special Needs

The Land Law provides that land can be taken for special needs by the relevant local government body for the purpose of turning the land into: (i) specially protected areas; (ii) lands allocated for ensuring national defence and security; (iii) land granted to foreign diplomatic and consular offices and representative offices of international organisations; (iv) sites reserved for conducting scientific and technological tests and experiments; (v) permanent environment and weather prediction and observation sites; (vi) pastures and hayfields; (vii) areas designated for oil exploration pursuant to production sharing agreements and (viii) free trade zones.

Pursuant to the 2006 Minerals Law, the DGMC may revoke a licence on the grounds that the exploration or a mining area has been designated as special needs territory and the licence holder has been fully compensated.

Mongolia's Foreign Investment Law provides that the property of a foreign investor may be expropriated exclusively for public purposes or interests and only in accordance with due process of law on a non-discriminatory basis and with payment of full compensation.

The 2006 Minerals Law further provides that a government agency which has issued a decision to take the land for special needs shall be obligated to compensate the licence holder. If the parties fail to reach agreement, the amount of compensation shall be determined based on an adequate compensation amount determined by an authorised independent body. The 2006 Minerals Law provides that disputes relating to compensation shall be decided by a court.

MONGOLIAN LAWS RELATING TO FOREIGN INVESTMENT

On 6 October 2011, the State Great Hural of Mongolia adopted new edition of the Company Law of Mongolia. The Company Law introduces governance requirements for all companies. The Company Law provides general and detailed provisions regarding the legal status of a company and its establishment including, but not limited to, reorganization and

liquidation, share capital of a company, dividends and transfer of a company's property, company's management and responsibilities of a company's authorized officials, and the provisions of major transactions or conflict-of-interest transactions.

Pursuant to the Article 6.5 of the Company Law, controlled and subsidiary companies shall not be liable for the debts of its parent company and, unless otherwise provided by law and by an agreement, the parent company shall not be liable for debts of its controlled and subsidiary companies.

Where twenty-five percent (25%) or more of the paid-in-capital of a Mongolian company is contributed from foreign sources, such company is deemed to be a BEFI and the company must register with the Foreign Investment Department (the "**FID**"), a department within the Ministry of Foreign Affairs and Trade, and obtain a document certifying the company's status as a BEFI.

Mongolia's Foreign Investment Law defines the BEFI concept and provides for the duties and powers of the FID. In August 2008, Mongolia's Foreign Investment Law was amended to increase the minimum paid-in capital requirement for BEFIs from the equivalent of US$10,000 to the equivalent of US$100,000. In addition, the amendments expand the regulatory authority of the FID, giving it greater bureaucratic discretion in registering and supervising the operations of BEFIs. The FID may now terminate the BEFI status of, or order the cessation of activities by, any BEFI that the FID determines has not met various specified requirements or is deemed by the FID to have violated Mongolian laws.

MONGOLIAN LAWS RELATING TO PAYMENTS FOR GOODS AND SERVICES IN LOCAL CURRENCY

The newly enacted Law of Mongolia on Implementing Payments in National Banknotes provides that (i) all posted tariffs and contracts between two parties within the territory of Mongolia must be stated in MNT; (ii) all payments made between two parties within the territory of Mongolia must be made in MNT; and (iii) parties within the territory of Mongolia are prohibited from including an adjustment mechanism in the terms of a contract that adjusts the agreed MNT price based on changes in foreign exchange rates. The Law of Mongolia on Implementing Payments in National Banknotes does not prohibit an offshore party and a Mongolian party from transacting in the currency of their choice, nor does the law prohibit a Mongolian party from paying into an offshore account or being paid in an offshore account in foreign currency.

Penalties for non-compliance with the Law of Mongolia on Implementing Payments in National Banknotes include confiscation of the proceeds of an illegal payment by the State, other administrative fines and revocation of a non-complying business's operating licence.

List of Other Applicable Mongolian Laws

Law on Auto Road was adopted on 2 January 1998.

The Law on Construction was adopted on 15 February 2008.

The Law on Renewable Energy was adopted on 11 January 2007.

The Law on Auto Transportation was adopted on 4 June 1999.

The Law on Civil Aviation was adopted on 21 January 1999.

The Law on using Air Space for Aviation was adopted on 30 May 2003.

The Law on Water Way Transportation was adopted on 20 November 2008.

The Law on Foreign Investment was adopted on 10 May 1993.

The Law on Free Economic Zone was adopted on 28 June 2004.

The Law on Legal Status on Zamyn-Uud Free economic Zone was adopted on 20 June 2003.

Risk Factors in relation to Mongolian Law

The Mongolian legal system shares several of the qualitative characteristics typically found in a developing country and many of its laws, particularly with respect to matters of taxation, are still evolving. A transaction or business structure that would likely be regarded under a more established legal system as appropriate and relatively straightforward might be regarded in Mongolia as outside the scope of existing Mongolian law, regulation or legal precedent. As a result, certain business arrangements or structures and certain tax planning mechanisms may carry significant risks. In particular, when business objectives and practicalities dictate the use of arrangements and structures that, while not necessarily contrary to settled Mongolian law, are sufficiently novel within a Mongolian legal context, it is possible that such arrangements may be invalidated.

The legal system in Mongolia has inherent uncertainties that could limit the legal protections available to us, which include (i) inconsistencies between laws; (ii) limited judicial and administrative guidance on interpreting Mongolian legislation; (iii) substantial gaps in the regulatory structure due to delay or absence of implementing regulations; (iv) the lack of established interpretations of new principles of Mongolian legislation, particularly those relating to business, corporate and securities laws; (v) a lack of judicial independence from political, social and commercial forces; and (vi) bankruptcy procedures that are not well developed and are subject to abuse. The Mongolian judicial system has relative little experience in enforcing the laws and regulations that currently exist, leading to a degree of uncertainty as to the outcome of any litigation. It may be difficult to obtain swift and equitable enforcement, or to obtain enforcement of a judgment by a court of another jurisdiction.

In addition, while legislation has been enacted to protect private property against expropriation and nationalization, due to the lack of experience in enforcing these provisions and political factors, these protections may not be enforced in the event of an attempted expropriation or nationalization. Expropriation or nationalization of any of our assets, or portions thereof, potentially without adequate compensation, could materially and adversely affect our business and results of operations.

FINANCIAL INFORMATION OF THE GROUP FOR THE THREE YEARS ENDED 31 DECEMBER 2009, 2010 AND 2011

SUMMARY OF FINANCIAL INFORMATION

An unqualified opinion in respect of the audited consolidated financial statements of the Group has been issued for each of the years ended 31 December 2009, 31 December 2010 and 31 December 2011. A summary of the results, assets and liabilities of the Group prepared under IFRS as extracted from the annual reports of the Company for the years ended 31 December 2009, 31 December 2010 and 31 December 2011 are set out below.

	For the years ended 31 December		
	2009	**2010**	**2011**
	RMB'000	*RMB'000*	*RMB'000*
Revenue	70,268,005	120,994,847	145,874,433
Cost of Sales	(69,079,446)	(113,349,941)	(138,111,367)
Gross profit	1,188,559	7,644,906	7,763,066
Selling and distribution expenses	(1,264,920)	(1,573,301)	(1,622,788)
General and administrative expenses	(2,956,506)	(2,623,740)	(2,779,429)
Research and development expenses	(177,756)	(164,235)	(218,026)
Impairment loss on property, plant and equipment	(623,791)	(701,781)	(279,750)
Other revenue	151,142	328,853	185,501
Other gains, net	403,836	491,024	538,033
Operating (loss)/profit	(3,279,436)	3,401,726	3,586,607
Finance costs, net	(2,137,825)	(2,495,184)	(3,293,574)
Operating (loss)/profit after finance costs	(5,417,261)	906,542	293,033
Share of (loss)/profit of jointly controlled entities	(50,392)	233,784	122,262
Share of profit of associates	77,056	240,028	402,701
(Loss)/profit before income tax	(5,390,597)	1,380,354	817,996
Income tax benefit/(expense)	711,003	(411,216)	(127,492)
(Loss)/profit for the year	(4,679,594)	969,138	690,504
Attributable to:			
Equity holders of the Company	(4,642,894)	778,008	237,974
Non-controlling interests	(36,700)	191,130	452,530
(Loss)/profit for the year	(4,679,594)	969,138	690,504
Dividends	–	154,179	–

	As at 31 December		
	2009	2010	2011
	RMB'000	*RMB'000*	*RMB'000*
Total assets	133,975,189	141,332,039	157,134,157
Total liabilities	78,394,032	84,135,184	98,979,471
Net assets	55,581,157	57,186,855	58,154,686

CONSOLIDATED FINANCIAL INFORMATION OF THE GROUP

The audited consolidated financial statements of the Group prepared in accordance with IFRS for the year ended 31 December 2011, together with the accompanying notes (the "**2011 Financial Statements**"), are included on pages 109 to 280 in the annual report for the year of 2011 of the Company (the "**2011 Annual Report**") published on 23 April 2012.

The audited consolidated financial statements of the Group prepared in accordance with IFRS for the year ended 31 December 2010, together with the accompanying notes (the "**2010 Financial Statements**"), are included on pages 121 to 272 in the annual report for the year of 2010 of the Company (the "**2010 Annual Report**") published on 13 April 2011.

The audited consolidated financial statements of the Group prepared in accordance with IFRS for the year ended 31 December 2009, together with the accompanying notes (the "**2009 Financial Statements**"), are included on pages 105 to 256 in the annual report for the year of 2009 of the Company (the "**2009 Annual Report**") published on 1 April 2010.

The unaudited consolidated financial information of the Group prepared in accordance with PRC Accounting Standards for Business Enterprises for the three months ended 31 March 2012 (the "**2012 First Quarterly Report**") is published on 30 April 2012.

Each of the 2011 Financial Statements, the 2010 Financial Statements and the 2009 Financial Statements (but not any other part of the 2011 Annual Report, the 2010 Annual Report and the 2009 Annual Report, respectively) and the 2012 First Quarterly Report are incorporated by reference into this circular and forms part of this circular. The 2011 Annual Report, the 2010 Annual Report, the 2009 Annual Report and the 2012 First Quarterly Report have been released on the website of the Stock Exchange (www.hkexnews.hk) and the website of the Company (www.chalco.com.cn) under "Investor Relations".

FINANCIAL AND TRADING PROSPECT

There are two main factors which will influence the financial and trading prospects of the Enlarged Group: the supply/demand balance for the aluminum industry and the growth through continued progress on the Enlarged Group's development projects.

The overall outlook for the future demand for the main base metals produced by the Enlarged Group remains challenging yet still buoyed China's continuing urbanization and industrialization, which in turn provides a promising long-term prospect for the aluminum market. With the gradual recovery of the economy from the financial crisis in 2008-2009, aluminum consumption will increase to be followed by increase in aluminum price. The Group

will continuously strengthen its efforts to bring down costs whilst improve its efficiency, push ahead operational transformation and restructuring adjustments as well as expedite strategic transformation with a view to enhancing levels of profits and risks resistance.

The focus of the Enlarged Group in the near term will be to continue to operate the assets of SouthGobi safely and efficiently according to its current business plan. In addition, the major tasks in terms of growth for the Enlarged Group for 2012 include progressing key projects in the development pipeline, which includes acquisition of shares in Winsway and implement the Simandou Project in Guinea in relation to the joint development and operation of the Simandou iron ore project by the Company and Rio Tinto. As of the Latest Practicable Date, Rio Tinto and the Company has completed the formation of the joint venture to develop and operate the project.

INDEBTEDNESS

At the close of business on 30 April 2012, being the latest practicable date for the purpose of this indebtedness statement prior to the printing of this circular, the Enlarged Group had the following borrowings:

	Secured	**Guaranteed**	**Unsecured**	**Total**
	RMB million	*RMB million*	*RMB million*	*RMB million*
Bank and other loans	1,267	7,565	67,445	76,277
Medium-term notes and long-term bonds	–	1,989	16,717	18,706
Short-term bonds	–	–	10,377	10,377
Convertible debenture – Financial liability at amortised cost	626	–	–	626
	1,893	9,554	94,539	105,986

Bank loans were secured by mortgages on certain equipments, inventories and land use rights owned by certain of the Company Subsidiaries.

Bank and other loans amounted to RMB2,412 million, RMB5,001 million and RMB152 million were guaranteed by Chinalco, the Company, certain subsidiaries of Chinalco and certain non-controlling interests of certain of the Company Subsidiaries, respectively.

The long-term bonds were guaranteed by Bank of Communications Co., Ltd..

In November 2009, SouthGobi issued a convertible debenture to a wholly owned subsidiary of the China Investment Corporation ("**CIC**") for US$ 500 million with a maximum of 30 years maturity and bears interest of 8% per annum. The convertible debenture was secured by certain assets of SouthGobi, including shares of its material subsidiaries. On 29

March 2010, SouthGobi exercised and completed its right to call for the conversion of US$250 million of the convertible debenture. As at 30 April 2012, the outstanding face value of the convertible debenture issued by SouthGobi was US$250 million. The convertible debenture is presented as a compound financial instrument with (i) a debt component as disclosed above and (ii) a compound embedded derivatives component.

General

Save as disclosed aforesaid, the intra-group liabilities and normal trade payable, the Enlarged Group did not have any outstanding mortgages, charges, debentures, loan capital or overdraft, or other similar indebtedness, finance lease or hire-purchase commitments, liabilities under acceptances or acceptance credits or any guarantees or other material contingent liabilities as at 30 April 2012.

The directors of the Company and SouthGobi have confirmed that there has not been any material change in the indebtedness or contingent liabilities of the Enlarged Group since 30 April 2012.

WORKING CAPITAL

Taking into account the expected completion of the Offer as well as the proposed acquisition of 29.9% interest of Winsway, and the financial resources available to the Enlarged Group, including the internally generated funds and the available banking facilities, the Directors of the Company are of the opinion that, the Enlarged Group's present internal resources, access to financing and available banking facilities, the Enlarged Group has sufficient working capital for its present requirement, that is for at least the next 12 months from the date of this circular.

NO MATERIAL ADVERSE CHANGE

Save as disclosed by the Company in pages 7 and 10 of the 2012 First Quarterly Report in respect of material changes in the net profit of the Company which was mainly attributable to the decrease in gross profit following the decrease in the selling price of the Group's products, the upward adjustment of national tariff as well as the surge of the prices of raw materials, along with simultaneous increase in the size of interest-bearing liabilities as compared with the same period last year, and the increase in interest expenses following several upward adjustments to the interest rate by the state, and the Company's expectation to record loss for the period from the beginning of 2012 to the end of June 2012 as the aluminum price continued to remain at low levels while the prices of raw materials stayed high, as at the Latest Practicable Date, the Directors confirmed that there had been no material adverse change in the financial or trading position or prospects of the Group since 31 December 2011, the date to which the latest published audited financial statements of the Group were made up. The Company's 2012 First Quarterly Report was published on 30 April 2012 and a copy of such quarterly report has been published on the HKExnews website and the website of the Shanghai Stock Exchange.

FINANCIAL INFORMATION OF THE SOUTHGOBI GROUP FOR THE THREE YEARS ENDED 31 DECEMBER 2009, 2010 AND 2011

Financial information of the SouthGobi Group for each of the three years ended 31 December 2009, 2010 and 2011 and the three months ended 31 March 2012 is disclosed in the following documents which have been published on the websites of the Stock Exchange (http://www.hkexnews.hk) and SouthGobi (http://www.southgobi.com/):

- The financial and operating results of the SouthGobi for the three months ended 31 March 2012 published on 14 May 2012;

- The annual report of the SouthGobi for the year ended 31 December 2011 published on 19 March 2012 (pages 94-136);

- The annual report of the SouthGobi for the year ended 31 December 2010 published on 30 March 2011 (pages 82-126); and

- The annual report of the SouthGobi for the year ended 31 December 2009 published on 22 March 2010 (pages 68-113).

Takeover Offer by the Company

On 1 April 2012, Ivanhoe entered into a Lock-up Agreement with the Company, pursuant to which the Company agreed, subject to the terms of the Lock-up Agreement, to make a partial offer to acquire up to (but not more than) 60%, but not less than 56% of the issued and outstanding Common Shares of SouthGobi. A Consultancy Agreement and Co-operation Agreement were also signed on 27 March 2012. The Offeror expects to formally commence the Offer as soon as reasonably practicable and in any event no later than 5 July 2012, and would remain open for not less than 36 days. Chalco also confirms that it will not mail the bid circular before 28 June 2012. For further details of the Offer Period, please refer to the section headed "Letter from the Board – The Offer". In connection with the announcement of the Offer, on 16 April 2012 the MRAM proposed a request to suspend exploration and mining activity on certain licenses pertaining to SouthGobi's Ovoot Tolgoi Mine. It was mentioned that MRAM had stated that the move is in relation to the Offer. In an announcement dated 25 April 2012, Ivanhoe and Chalco both noted certain statements had been made by various Mongolian stakeholders since the announcement of the Offer and expressed their commitment to cooperate with and assist the MRAM and the Government of Mongolia in any future processes that they may have.

MANAGEMENT DISCUSSION AND ANALYSIS OF RESULTS OF SOUTHGOBI

The following is the management discussion and analysis of results of the SouthGobi Group for each of the three years ended 31 December 2009, 2010 and 2011 respectively, based on the financial information from the financial statements of SouthGobi prepared under IFRS respectively as set out above in the section entitled "Financial Information of the SouthGobi Group for the Three Years Ended 31 December 2009, 2010 and 2011".

FOR THE YEAR ENDED 31 DECEMBER 2011

I. Results of Operations

Ovoot Tolgoi Mine

Products from the Ovoot Tolgoi Mine include coals with coking (or metallurgical) applications, primarily a raw semi-soft coking coal together with raw medium and higher-ash coals, which can be washed and blended into semi-soft coking coal.

Reserves and resources

On 19 March 2012, SouthGobi announced an updated NI 43-101 compliant independent resource estimate prepared by Minarco-MineConsult ("**MMC**"). MMC estimated that the Ovoot Tolgoi Mine contains 175.7 million tonnes of proven and probable surface coal reserves, 133.3 million tonnes of measured coal resources, 59.9 million tonnes of indicated coal resources and 24.0 million tonnes of inferred coal resources as at 31 October 2011. All of these resources are located above 300m and are amenable to surface mining. The mineral resources are inclusive of mineral reserves. Details of the assumptions and parameters used to calculate the reserves, resources and coal quality estimates and information on data verification are set out in the Annual Information Form dated 19 March 2012, and available at www.sedar.com.

The coal rank at the Ovoot Tolgoi Mine is high volatile B to A bituminous based on the ASTM D388 standard. High volatile B produces between 7,212 to 7,785 kcal/kg and high volatile A produces greater than 7,785 kcal/kg heat output.

Select financial and operational data

	Year ended 31 December	
Volumes, Prices and Costs	**2011**	**2010**
Raw coal production *(millions of tonnes)*	4.57	2.79
Coal sales *(millions of tonnes)*	4.02	2.54
Average realized sales price *(per tonne)*	US$ 54.03	US$ 34.61
Direct cash costs of product sold *(per tonne)*	US$ 23.15	US$ 19.66
Total cash costs of product sold *(per tonne)*	US$ 24.01	US$ 20.70
Operating Statistics		
Production waste material moved *(millions of bank cubic meters)*	16.61	9.69
Strip ratio *(bank cubic meters of waste rock per tonne of coal produced)*	3.63	3.47
Pre-production waste material moved *(millions of bank cubic metres)*	1.68	1.18
Operating Results *($ in thousands)*		
Revenue	US$ 179,049	US$ 79,777
Cost of sales	(127,343)	(69,904)
Gross profit	US$ 51,706	US$ 9,873

In 2011, SouthGobi produced 4.57 million tonnes of raw coal with a strip ratio of 3.63 compared to production of 2.79 million tonnes of raw coal in 2010 with a strip ratio of 3.47. Mining capacity increased in 2011 due to the commissioning of additional mining equipment. Mining activities also commenced in the Sunrise Pit during the third quarter of 2011. In 2010, production was negatively impacted by the Sunset Pit realignment in the first half of 2010. Realigning the Sunset Pit impacted operations because the process required substantial above-trend waste removal, which resulted in lower production volumes.

Soumber Deposit

The 2011 exploration and drilling program at the Soumber Deposit (at that time comprising the Central Soumber, East Soumber and Biluut Fields) commenced in the second quarter of 2011, with the aim of expanding and better defining the resource. Approximately 83,980m of core and reverse circulation holes were drilled in 2011. A successful exploration program in 2011 has resulted in additional coal resources being

identified. As a result, the Soumber Deposit now includes the Central Soumber, East Soumber, Biluut, South Biluut and Jargalant Fields.

On 19 March 2012, SouthGobi announced an updated NI 43-101 compliant independent resource estimate prepared by MMC. MMC estimated that the Soumber Deposit contains measured coal resources of 57.9 million tonnes, indicated coal resources of 79.3 million tonnes and inferred coal resources of 83.0 million tonnes as at 25 January 2012. Approximately 80% of the Soumber resource is located above 300m and is amenable to surface mining. Details of the assumptions and parameters used to calculate the resources and coal quality estimates and information on data verification are set out in the Annual Information Form dated 19 March 2012, and available at www.sedar.com.

The coal rank at the Soumber Deposit is low to medium volatile bituminous based on the ASTM D388 standard producing between 5,000 to 7,800 kcal/kg of heat output. Laboratory data demonstrated that some of the coal benches exhibit potential coking coal characteristics.

On 3 June 2011, SouthGobi announced it had successfully registered the resource associated with the Soumber Deposit (at that time comprising the Central Soumber, East Soumber and Biluut Fields) with MRAM. Further, on 6 July 2011, SouthGobi announced that MRAM had issued SouthGobi a mining license pertaining to the Soumber Deposit. The new 10,993ha mining license was granted for an initial term of 30 years with an option for two 20 year extensions. Resources associated with the South Biluut and Jargalant Fields have been through the resource registration process and the exploration licenses pertaining to resources outside the mining license are subject to PMA applications. Subsequent to the receipt of the PMA, SouthGobi intends to proceed through to the mining license application process.

In 2011, SouthGobi spent US$7.8 million to better define and expand the existing resource at the Soumber Deposit. In 2012, SouthGobi plans to continue exploration activities at the Soumber Deposit and complete a pre-feasibility study in the second half of 2012.

Zag Suuj Deposit

On 19 March 2012, SouthGobi reported its maiden NI 43-101 compliant independent resource estimate for the Zag Suuj Deposit prepared by MMC. MMC estimated that the Zag Suuj Deposit contains indicated coal resources of 17.0 million tonnes and inferred coal resources of 66.0 million tonnes as at 31 December 2011. The entire Zag Suuj resource is located above 300m and is amenable to surface mining. Details of the assumptions and parameters used to calculate the resources and coal quality estimates and information on data verification are set out in the Annual Information Form dated 19 March 2012, and available at www.sedar.com.

The coal rank at the Zag Suuj Deposit ranges between low to medium volatile bituminous coal based on the ASTM D388 standard. The average calorific value for individual coal seams ranges between 5,600 and 6,100 kcal/kg (ad).

The resource associated with the Zag Suuj Deposit has been through the resource registration process and the exploration licenses pertaining to it are subject to PMA applications. The 2012 exploration program will aim to better define and expand the existing resource at the Zag Suuj Deposit. It is anticipated that coals from the Zag Suuj Deposit can be washed to produce a coal coking product or a coking coal blend product. Detailed beneficiation studies are also planned to be carried out on the coal in 2012.

Ovoot Tolgoi Underground Deposit

On 19 March 2012, SouthGobi announced an updated NI 43-101 compliant independent resource estimate prepared by MMC. MMC estimated that the Ovoot Tolgoi Underground Deposit contains measured coal resources of 65.8 million tonnes, indicated coal resources of 43.3 million tonnes and inferred coal resources of 62.0 million tonnes as at 31 October 2011. Details of the assumptions and parameters used to calculate the resources and coal quality estimates and information on data verification are set out in the Annual Information Form dated 19 March 2012, and available at www.sedar.com.

The coal rank at the Ovoot Tolgoi Underground Deposit is high volatile B to A bituminous based on the ASTM D388 standard. High volatile B produces between 7,212 to 7,785 kcal/kg and high volatile A produces greater than 7,785 kcal/kg heat output.

Tsagaan Tolgoi Deposit

In February 2008, Norwest estimated 23.4 million tonnes of measured coal resources, 13.0 million tonnes of indicated coal resources and 9.0 million tonnes of inferred coal resources. The coal is of volatile bituminous B to C in rank based on ASTM D388 standards and is suitable for use as a thermal coal. Details of the assumptions and parameters used to calculate these coal resources and coal quality estimates are set out in the Technical Report entitled, "Coal Geology and Resources – Tsagaan Tolgoi Property" dated 25 March 2008, and available at www.sedar.com.

Effective 12 August 2009, the Government of Mongolia issued a mining license for the Tsagaan Tolgoi Deposit. The Technical and Economic Study has been completed and was approved by the Government of Mongolia on 4 March 2010. The Detailed Environmental Impact Assessment was approved on 9 April 2010.

On 5 March 2012, SouthGobi announced an agreement to sell the Tsagaan Tolgoi Deposit to Modun, a company listed on the Australian Stock Exchange under the symbol MOU. Under the transaction, SouthGobi expects to receive US$30.0 million of total consideration, comprising US$7.5 million up-front in cash, US$12.5 million up-front in Modun shares and deferred consideration of an additional US$10.0 million also payable in Modun shares.

As a result, SouthGobi will have a significant shareholding in Modun and it will have the right to nominate one director to the board of Modun subject to SouthGobi holding an equity interest in excess of 14.9%. The transaction is subject to Modun

shareholder approval, regulatory approvals under the laws of Mongolia, Hong Kong and Singapore, and Australian Foreign Investment Review Board approval. The transaction is expected to be completed by 1 June 2012.

Investments

Aspire (19.9% owned)

As at 31 December 2011, SouthGobi owned 19.9% of Aspire, a company listed on the Australian Stock Exchange under the symbol AKM. Aspire's primary focus is its mineral exploration licenses in Mongolia, particularly those pertaining to the Ovoot Coking Coal Project. SouthGobi's interest in Aspire was primarily acquired through a placement in December 2010 whereby SouthGobi acquired a 19.9% interest in Aspire for US$20.3 million. On 12 October 2011, Aspire completed a private placement issuing 80 million additional common shares. SouthGobi participated in the placement, exercising its right to maintain its 19.9% ownership interest. As at 16 March 2012, SouthGobi has invested a total of US$27.9 million in Aspire and its interest in Aspire had a market value of US$43.2 million.

In a press release dated 14 October 2010, Aspire announced a maiden JORC compliant coal resource with an estimated 93.3 million tonnes of measured coal resources, 182.4 million tonnes of indicated coal resources plus an additional 55.0 million tonnes of inferred coal resources for the Ovoot Coking Coal Project. In a press release dated 6 April 2011, Aspire announced that it had received the raw coal quality sample analyses from its 2010 drilling program. The raw coal tests results show a coal type of Raw Coking Coal Quality (in situ) with: Inherent Moisture – 0.6%, Ash – 19.5%, Volatiles – 26.5%, Sulphur – 1.2%, Crucible Swelling Index – 7.7 and Energy – 6,668 kcal/kg. Data results are on an air dried basis for raw coal samples. Based on the samples tested, it is expected that the Ovoot Coking Coal Project washed product will be a high fluidity, high volatile B bituminous coking coal. Subsequently, in a press release dated 24 June 2011, Aspire announced coal washability test results confirming theoretical 80% yields at 8% ash content.

II. Financial Review

Liquidity and Financial Resources

Consistent with the SouthGobi's overall capital management strategy, SouthGobi continues to have sufficient liquidity and capital resources to meet its ongoing obligations and future contractual commitments and to finance its growth strategies. In the near term, SouthGobi expects its liquidity to remain strong based on residual proceeds from the CIC convertible debenture offering and proceeds from the global equity offering, as well as increasing cash flows from operations due to higher forecast production levels and stable coal prices. SouthGobi has in place a planning, budgeting and forecasting process to help determine the funds required to support SouthGobi's normal operations on an ongoing

basis and its expansionary plans. Factors that could impact SouthGobi's liquidity are monitored regularly and include but are not limited to Chinese economic growth, market prices of coal, production levels, operating cash costs, capital costs, exchange rates of currencies of countries where SouthGobi operates, exploration and discretionary expenditures. As at 31 December 2011, SouthGobi is not subject to any externally imposed capital requirements.

In November 2009, SouthGobi entered into a financing agreement with a wholly owned subsidiary of the CIC for US$500 million in the form of a secured, convertible debenture bearing interest at 8.0% with a maximum term of 30 years. The convertible debenture is secured by a charge over SouthGobi's assets and certain subsidiaries. The financing is required primarily to support the accelerated investment program in Mongolia and up to US$120 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

On 29 March 2010, SouthGobi exercised its right to call for the conversion of up to US$250 million of the convertible debenture into 21.5 million shares at a conversion price of US$11.64 (Cdn$11.88). At 31 December 2011, the CIC owned through its indirect wholly owned subsidiary approximately 14% of SouthGobi. On 29 January 2010, SouthGobi announced that it had closed the global equity offering of 27.0 million common shares of SouthGobi at a price of Cdn$17.00 per common share, for gross proceeds of US$437.4 million.

On 26 February 2010, SouthGobi announced a partial exercise of the over-allotment option and issued an additional 0.2 million common shares of SouthGobi at a price of Cdn$17.00 per share for gross proceeds of $3.7 million.

At the time of the financing, SouthGobi planned to use the net proceeds from the financings above to carry out the following activities:

- Expansion of the production capacity at SouthGobi's Ovoot Tolgoi Mine.
- Assessment, construction and development of regional transportation infrastructure.
- Assessment and construction of value added facilities such as a coal-handling facility and a washing plant.
- Exploration and development of the Soumber Deposit.
- General exploration, development and acquisition activities.
- Working capital, general and administrative expenses and other general corporate purposes.

As of the date of the 2011 annual report of SouthGobi, SouthGobi's actual use of such proceeds has not varied from the anticipated use of proceeds at the time of the financing.

At 31 December 2011, SouthGobi had cash and cash equivalents of US$123.6 million and long term money market investments of US$45.0 million for a total of US$168.6 million in cash and cash equivalents and money market investments compared to cash and cash equivalents of US$492.0 million and short and long term money market investments of US$62.7 million for a total of US$554.7 million in cash and cash equivalents and money market investments at 31 December 2010.

Working capital (excess current assets over current liabilities) was US$236.1 million at 31 December 2011 compared to US$545.8 million at 31 December 2010 representing a decrease of 57%. The decrease in working capital primarily relates to US$283.0 million of property, plant and equipment purchases required to support the expansion of mining operations at the Ovoot Tolgoi Mine and US$33.1 million of common share repurchases. Trade receivables and other receivables increased to US$80.3 million at 31 December 2011 compared to US$30.2 million at 31 December 2010. SouthGobi closely monitors collectability of outstanding accounts receivable for current coal sales. SouthGobi sells to recognized, creditworthy third parties and expects to collect all outstanding receivables. However, unforeseen unfavorable market conditions could have an impact on future collectability.

Effective 10 November 2010, the Government of Mongolia issued the list defining finished mineral products. Based on that list, SouthGobi's current coal products do not qualify as finished mineral products. When SouthGobi completes the upgrade of the DCHF to include the dry air separation modules, its coal products should qualify as finished mineral products and from that point forward SouthGobi will once again be eligible to reclaim any paid VAT amounts. The upgrade of the DCHF is scheduled to be fully commissioned by the fourth quarter of 2012.

At 31 December 2011, the non-current portion of the CIC convertible debenture was US$139.1 million compared to US$245.5 million at 31 December 2010. In 2011, the decrease in the fair value of the embedded derivatives in the CIC convertible debenture resulted in a gain of US$106.5 million.

Cash flow highlights

	Year ended 31 December	
	2011	**2010**
	(US$ in thousands)	
Cash used in operating activities	(70,023)	(57,848)
Cash used in investing activities	(270,432)	(217,705)
Cash (used in)/generated by financing activities	(27,574)	409,342
Effect of foreign exchange rate changes on cash	(442)	907
(Decrease)/increase in cash for the period	(368,471)	134,696
Cash balance, beginning of the period	492,038	357,342
Cash balance, end of the period	123,567	492,038

Cash used in operating activities

Cash used in operations for the year ended 31 December 2011 was US$70.0 million compared to US$57.8 million for the year ended 31 December 2010. The increased outflows in 2011 primarily related to increased working capital requirements partially offset by increased cash flow from SouthGobi's mine operations.

Cash used in investing activities

Cash used in investing activities was US$270.4 million for the year ended 31 December 2011 compared to US$217.7 million for the year ended 31 December 2010 primarily due to increased purchases of property, plant and equipment of US$83.2 million offset by increased maturities of short and long term investments of US$17.5 million and decreased purchases of long term investments of US$12.7 million.

In 2011, the increase in expenditures related to the purchase of property, plant and equipment to support the expansion of mining operations at the Ovoot Tolgoi Mine. Further, subsequent to the first quarter of 2011, maturing money market investments were not reinvested to support SouthGobi's funding requirements.

Cash used in financing activities

Cash used in financing activities was US$27.6 million for the year ended 31 December 2011 compared to cash generated from financing activities of US$409.3 million for the year ended 31 December 2010.

In 2011, SouthGobi repurchased US$33.1 million of its common shares. This amount was partially offset by the US$5.4 million received from the exercise of share options.

On 18 January 2011, SouthGobi signed a new revolving line of credit facility with Golomt Bank for a twelve month period. The line of credit facility is secured by a charge over certain equipment held by SouthGobi Sands LLC. The line of credit facility is used by SouthGobi's subsidiaries as part of its working capital management. Under the agreement the maximum draw-down available is US$3.5 million and MNT8.1 billion (approximately US$5.8 million) and bears interest at 11% for any U.S. Dollar amounts outstanding and 12% for any Mongolian Tugrik amounts outstanding. There were no amounts due under the line of credit facility at both 31 December 2011 and 31 December 2010. The line of credit facility was renewed with the same terms on 19 January 2012.

Contractual obligations and guarantees

Day-to-day mining, expansionary and sustaining capital expenditures as well as administrative operations give rise to commitments for future minimum payments. Management is of the view that such commitments will be sufficiently funded by current working capital, future operating cash flows and available lines of credit. At 31 December 2011, SouthGobi's operating and capital commitments were:

	As at 31 December 2011			
	Within 1 year	**2-3 years**	**Over 3 years**	**Total**
	(US$ in thousands)			
Capital expenditure commitments	70,322	–	–	70,322
Operating expenditure commitments	18,416	276	–	18,692
Commitments	88,738	276	–	89,014

Share repurchase program

On 8 June 2010, SouthGobi announced that its Board of Directors authorized a share repurchase program to purchase up to 2.5 million common shares of SouthGobi on each or either of the TSX and the HKEx, in aggregate representing up to 5.0 million common shares of SouthGobi. On 8 June 2011, SouthGobi announced the renewal of its share repurchase program. The share repurchase program will remain in effect until 14 June 2012, or until the purchases are complete or the program is terminated by SouthGobi. As of 19 March 2012, SouthGobi had repurchased 1.6 million shares on the HKEx and 2.6 million shares on the TSX for a total of 4.2 million common shares. SouthGobi cancels all shares after they are repurchased.

As at 31 December 2011, SouthGobi's gearing ratio was 0.16 (31 December 2010: 0.26), which was calculated based on SouthGobi 's long term liabilities to total assets.

Financial instruments

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. SouthGobi considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value.

The fair value of financial instruments that are traded on an active liquid market are determined with reference to the quoted market prices. The fair value of SouthGobi's investment in the shares of Kangaroo, Aspire and its money market investments are determined using this methodology. SouthGobi's investment in shares of Kangaroo and its money market investments are classified as fair value through profit and loss ("**FVTPL**"). SouthGobi's investment in the shares of Aspire is classified as available-for-sale.

The fair value of the embedded derivatives within the CIC convertible debenture was determined using a Monte Carlo simulation. The risks associated with the CIC convertible debenture relate to a potential breach of SouthGobi's obligations under the terms of the CIC convertible debenture. SouthGobi mitigates these risks by ensuring its corporate activities comply with all of its contractual obligations under the CIC convertible debenture.

The fair value of all the other financial instruments of SouthGobi approximates their carrying value because of the demand nature or short-term maturity of these instruments.

	As at 31 December	
	2011	**2010**
Financial assets *(US$ in thousands)*		
Loans-and-receivables		
Cash and cash equivalents	123,567	492,038
Trade and other receivables	80,285	30,246
Available-for-sale		
Investment in Aspire	46,837	52,008
Fair value through profit and loss		
Investment in Kangaroo	7,431	10,235
Money market investments	44,967	62,702
Total financial assets	303,087	647,229
Financial liabilities *($ in thousands)*		
Fair value through profit and loss		
Convertible debenture – embedded derivatives	48,389	154,877
Other financial liabilities		
Trade and other payables	52,235	24,137
Convertible debenture – debt host	96,997	96,933
Total financial liabilities	197,621	275,947

The net gain for the year ended 31 December 2011 included the following amounts of unrealized gains/(losses) from the fair value adjustments to certain financial instruments which are classified as FVTPL:

	Year ended 31 December	
	2011	2010
	(US$ in thousands)	
Unrealized gains/(losses) on investments	(3,091)	870
Fair value gain on embedded derivatives	106,489	100,637

Other comprehensive income includes an unrealized after tax loss of US$11.2 million for the year ended 31 December 2011 and an after tax unrealized gain of US$27.8 million gain for the year ended 31 December 2010.

Currency

SouthGobi's reporting currency and the functional currency of all of its operations is the US$as this is the principal currency of the economic environment in which SouthGobi operates. SouthGobi has a subsidiary in Hong Kong where some expenses are incurred in Hong Kong dollars. SouthGobi has long term investments denominated in Australian dollars. Since SouthGobi's headquarters is in Canada, a minor portion of its expenses are in Canadian dollars and SouthGobi holds a portion of its cash in Canadian dollars. As a result, its financial position and results are impacted by the exchange rate fluctuations between the aforementioned currencies and the US$.

Interest rate

SouthGobi is exposed to interest rate risk on the variable rate of interest earned on its cash and cash equivalents and its long term money market investments. However, the rate of interest earned on these instruments is below 3% percent; therefore, the interest rate risk is not significant.

SouthGobi's convertible debenture (Note 19) and line of credit facility (Note 18) accrue interest at fixed rates; therefore SouthGobi is not exposed to interest rate risk on these instruments.

Gearing ratio

As at 31 December 2011, SouthGobi's gearing ratio was 0.16 (31 December 2010: 0.26), which was calculated based on SouthGobi's long term liabilities to total assets.

Foreign exchange fluctuations

SouthGobi is exposed to foreign exchange fluctuations with respect to the Mongolian Tugrik, Chinese Renminbi, Hong Kong, Australian and Canadian dollars. SouthGobi's financial results are reported in U.S. Dollars. The salaries for local laborers in Mongolia are paid in local currency. Sales of coal into the PRC have been and may continue to be settled in U.S. dollars and Renminbi.

III. Employees and Remuneration Policy

SouthGobi continues to maintain its active commitments to employees in the fields of health, safety and career development, and to support the communities in which SouthGobi operate. During 2011, SouthGobi provided nearly 52,000 employee-hours of safety training. SouthGobi also signed an agreement with a local vocational training school in the regional capital, Dalanzadgad, to provide initial vocational training for employees. SouthGobi added 176 new jobs in 2011, finishing the year with 720 employees. More than 97% of our employees in Mongolia are Mongolian nationals, and more than 52% were from the local soums (districts) around our Ovoot Tolgoi operation.

Employees (including directors and senior executives) of SouthGobi receive a portion of their remuneration in the form of share-based payments, whereby employees render services as consideration for equity instruments.

For each of the years ended 31 December 2011, the staff costs were approximately US$18.167 million.

Emolument policy

The emolument policy of the executives of SouthGobi is administered by the Compensation and Benefits Committee on the basis of merit, qualifications and competence and approved by the Board. The emolument policy for the rest of the employees is determined on a department by department basis with the executive in charge of each department determining the emoluments for senior employees and managers in the department and the emoluments for non-senior employees being determined by an appropriately designated manager. The emolument policy for non-executives is administered in conjunction with the human resources department and is done on the basis of merit, qualifications and competence.

The emolument policy for the directors of SouthGobi is administered by the Compensation and Benefits Committee and approved by the Board, having regard to comparable market statistics.

Incentive plan

SouthGobi has also adopted a share option plan as incentive to directors and eligible employees. Details of the plan are set out in Note 22 of the Consolidated Financial Statements. As at 31 December 2011, SouthGobi employed 720 employees.

IV. Outlook

During 2011 SouthGobi succeeded in growing and improving the value of its coal. Average gross selling price increased by US$19.42 per tonne (56%) to US$54.03 per tonne, whilst total cash costs only increased by US$3.31 per tonne to US$24.01 per tonne which was primarily due to the year over year increase in average fuel costs of approximately 55% per tonne of product sold and increased screening activities. Profitability generally improved during the course of the year and the final quarter of 2011 saw a record spread of US$32.42 between the average selling price per tonne and total cash cost per tonne.

Much has been said by publicly-listed coking coal producers regarding weaker current market conditions. North American and Australian coking coal producers have mostly indicated that early 2012 will be characterized by lower prices and lower physical demand in the seaborne coking coal arena. However, SouthGobi believes its location in Southern Mongolia and closer nexus with the China market provides it with a different market environment. China is absolutely the key theme for internationally traded coking coal. From 2008 to 2011 China grew its annual net coking coal imports by approximately 38.01 million tonnes, whilst the rest of the world combined actually reduced net coking coal imports by approximately 10.02 million tonnes. Mongolia, being a direct neighbor to China and with scalable land-based infrastructure, has now become the dominant supplier of China's coking coal import requirements. Mongolia provided approximately 45% of China's coking coal import needs in 2011, almost twice the share of the next largest supplier, Australia. China continues to grow its requirements for coking coal and the Chinese market environment is more stable than the relatively smaller seaborne market. Since peaking at the start of 2011, seaborne coking coal prices have fallen by up to 44% whereas Chinese regional domestic coking coal prices have generally risen in that period.

The first quarter of any year is generally the worst for border throughput capacity owing to the extended closure of the Shivee Khuren Border Crossing for the Chinese New Year and Mongolian Tsagaan Sar public holidays. This generally impacts coal sales. For example, in 2011, first quarter sales represented only approximately 11% of the total amount of coal sold for the year. SouthGobi anticipates the border to be open 40-50% less time in the first quarter of 2012 than any typical second, third or fourth quarter. However, despite this, SouthGobi has contracted to sell 50-60% more coal than in the first quarter of 2011, which if achieved will put it ahead of plan for year over year sales volume growth.

In terms of pricing, SouthGobi currently forecasts to set a new record level for its gross average sales price in the first quarter of 2012. Contract pricing for individual coal types has been set broadly constant with the fourth quarter of 2011 or moderately improved. The sales mix will improve due to the impact of the DCHF, which has substantially reduced the quantity of higher-ash coal being produced. Furthermore, SouthGobi continues to stock-pile some higher-ash coal in anticipation of completing the commissioning of the Ejin Jinda wet washing facility.

The year ended 31 December 2011 was the most meaningful year of investment for SouthGobi. Absent any change in external conditions, SouthGobi anticipates its rate of investment to slow in 2012 and its income from mining operations to increase materially. At the end of 2011, SouthGobi's combined cash and cash equivalents and money market investments were approximately US$168.6 million. At this stage, SouthGobi believes these resources combined with anticipated income from its mining operations will be sufficient to execute its strategy.

FOR THE YEAR ENDED 31 DECEMBER 2010

I. Results of Operations

Ovoot Tolgoi Mine

Products from the Ovoot Tolgoi Mine include coals with coking (or metallurgical) applications primarily a raw semi-soft coking coal and raw higher-ash coals, which can be washed into semi-soft coking coal.

Reserves and resources

On 30 March 2011, SouthGobi announced an updated NI 43-101 compliant independent Resource estimate prepared by MMC. MMC estimated that the Ovoot Tolgoi Mine contains approximately 106.8 million tonnes of Proven and Probable surface coal Reserves, 136.3 million tonnes of Measured Resources, 35.8 million tonnes of Indicated Resources and 12.9 million tonnes of Inferred Resources as at 11 December 2010. The Mineral Resources are inclusive of Mineral Reserves.

The coal rank at the Ovoot Tolgoi Mine is high volatile B to A bituminous based on the ASTM D388 standard. High volatile B produces between 7,212 to 7,785 kcal/kg and high volatile A produces greater than 7,785 kcal/kg heat output.

Soumber Deposit

On 30 March 2011, SouthGobi reported that it had received an updated independent NI 43-101 compliant Resource estimate for the Soumber Deposit, prepared by MMC. The Soumber Deposit is estimated to contain Measured coal Resources of 36.8 million tonnes plus Indicated coal Resources of 24.6 million tonnes, with an additional Inferred coal Resource of 65.8 million tonnes as at 25 January 2011. Details of the assumptions and parameters used to calculate these coal Resources and coal quality estimates are set out in a Press Release dated 30 March 2011, and available at www.sedar.com.

The coal rank at the Soumber Deposit is low to medium volatile bituminous based on the ASTM D388 standard producing between 5,000 to 7,800 kcal/kg of heat output. Laboratory data demonstrated that some of the coal benches exhibit potential coking coal characteristics.

Ovoot Tolgoi Underground Deposit

The Ovoot Tolgoi Underground Deposit is contiguous to, and located directly below, the surface mine development. The entire extension of the coal at depth from 300m to 600m that is designated for potential underground development is located inside the existing Ovoot Tolgoi mining license.

On 30 March 2011, SouthGobi reported that it had received an updated NI 43-101 compliant independent Resource estimate for the Ovoot Tolgoi Underground Deposit prepared by MMC. MMC estimated that the Ovoot Tolgoi Underground Deposit contains Measured coal Resources of 52.0 million tonnes, Indicated coal Resources of 42.1 million tonnes and Inferred coal Resources of 84.2 million tonnes as at 11 December 2010.

Tsagaan Tolgoi Deposit

A coal delineation program was first carried out in 2004, but no work was conducted in 2005. Exploration programs were carried out during 2006 and 2007 to provide the basis for a resource estimate. In February 2008, Norwest estimated 23.4 million tonnes of measured resources, 13.0 million tonnes of indicated resources and 9.0 million tonnes of inferred resources. The coal is of volatile bituminous B to C in rank based on ASTM D388 standards and is suitable for use as a thermal coal. The resources appear to be amenable to surface extraction down to a planned depth of 150 m. Details of the assumptions and parameters used to calculate these coal resources and coal quality estimates are set out in the Technical Report entitled, "Coal Geology and Resources – Tsagaan Tolgoi Property" dated 25 March 2008, and available at www.sedar.com.

Effective 12 August 2009, the Mongolian Government issued a mining license for the Tsagaan Tolgoi coal field. The Technical and Economic Study has been completed, and was approved by the Mongolian Government on 4 March 2010. The Detailed Environmental Impact Assessment was approved on 9 April 2010.

The Tsagaan Tolgoi Deposit mining license may be affected by a new Mongolian law that prohibits minerals exploration and mining in certain areas. Pursuant to the Mining Prohibition in Specified Areas Law, the Mongolian Government was to define the boundaries of the areas in which exploration and mining would be prohibited by 16 October 2009. However, the Mongolian Government has not yet approved and published this information.

SouthGobi has no current plans to develop the Tsagaan Tolgoi Deposit, although the property remains a deposit that could be developed in the future.

Select financial and operational data

	Year ended 31 December	
Volumes, Prices and Costs	**2010**	**2009**
Raw coal production *(millions of tonnes)*	2.79	0.67
Coal sales *(millions of tonnes)*	2.54	1.33
Average realized sales price *(per tonne)*	US$ 34.61	US$ 28.97
Direct cash costs of product sold *(per tonne)*	US$ 19.66	US$ 14.61
Total cash costs of product sold *(per tonne)*	US$ 20.70	US$ 16.58
Operating Statistics		
Production waste material moved *(millions of bank cubic meters)*	9.69	2.27
Strip ratio *(bank cubic meters of waste rock per tonne of coal produced)*	3.47	3.36
Pre-production waste material moved *(millions of bank cubic metres)*	1.18	–
Operating Results *($ in thousands)*		
Revenue	US$ 79,777	US$ 36,038
Cost of sales	(77,488)	(29,425)
Gross profit	US$ 2,389	US$ 6,613

In 2010, 2.79 million tonnes of raw coal was produced with a strip ratio 3.47 compared to 0.67 million tones of raw coal produced in 2009 with a strip ratio of 3.36. Although production was lower in the first half of 2010 due to the realigning of the Sunset Pit, production increased significantly in the fourth quarter of 2010 due to the commissioning of the third fleet, which increased the capacity of the mining operation. During 2009, there was a full mine shut-down from March 2009 to July 2009 and the Sunset open pit realignment, which began in December 2009, all of which negatively impacted production in 2009. In the second quarter of 2010, SouthGobi also began stripping the Sunrise pit. The costs associated with 1.18 million bank cubic meters ("**BCM**") removed from the Sunrise pit were capitalized as deferred stripping.

Investments

Aspire (19.9% owned)

On 23 December 2010, SouthGobi announced it had completed a private placement with Aspire Mining Limited ("**Aspire**"). Aspire is listed on the Australian Securities Exchange (ASX: AKM). Pursuant to the private placement, SouthGobi acquired 105,860 shares at A$0.19 per share for an aggregate purchase price of $20,281.

After giving effect to the transaction, SouthGobi owns approximately 19.9% of Aspire. SouthGobi has the right to nominate one member to the board of directors of Aspire and the right to maintain its proportionate 19.9% shareholding of Aspire for a period of two years.

In a press release dated 14 October 2010, Aspire announced a maiden JORC compliant coal Resource with an estimated 93.3 million tonnes of Measured coal Resources, 182.4 million tonnes of Indicated coal Resources plus an additional 55.0 million tonnes of Inferred coal Resources for the Ovoot Coking Coal Project. In a press release dated 14 January 2011, Aspire announced that it had received early results from some raw coal quality tests. The raw coal tests results show a coal type of Raw Coking Coal Quality (in situ) with: Inherent Moisture – 0.6%, Ash – 19.5%, Volatiles – 27.1%, Sulphur – 1.1%, Crucible Swelling Index – 7.7 and Energy – 6,618 kcal/kg. Data results are on an air dried basis for raw coal samples. Based on early results, it is expected that the Ovoot Coking Coal Project washed product will be a high fluidity, mid-volatile coking coal.

II. Financial Review

Liquidity and Financial Resources

SouthGobi is an integrated coal exploration, development and production company. Based on proceeds from CIC and the net proceeds from the global equity offering, SouthGobi does not anticipate any additional funding requirements in the near future.

In November 2009, SouthGobi entered into a financing agreement with a wholly owned subsidiary of CIC for $500.0 million in the form of a secured, convertible debenture bearing interest at 8.0% with a maximum term of 30 years. The convertible debenture is secured by a charge over SouthGobi's assets and certain subsidiaries. The financing is required primarily to support the accelerated investment program in Mongolia and up to $120.0 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

On 29 March 2010, SouthGobi exercised the right to call for the conversion of up to $250.0 million of the convertible debenture into 21,471,045 shares at a conversion price of $11.64 (Cdn$11.88). Following the conversion CIC through its indirect wholly owned subsidiary, owns approximately 13% of SouthGobi.

On 29 January 2010, SouthGobi announced that it had closed the global equity offering of 27 million common shares of SouthGobi at a price of Cdn$17.00 per common share, for gross proceeds of $437.4 million. On 26 February 2010, SouthGobi announced a partial exercised of the over-allotment option and issued an additional 228,100 common shares of SouthGobi at a price of Cdn$17.00 per share for gross proceeds of $3.7 million.

SouthGobi plans to use the net proceeds from the financings above to carry out the following activities:

- Expansion of the production capacity at SouthGobi's Ovoot Tolgoi open pit mine;
- Assessment, construction and development of regional transportation infrastructure;
- Assessment and construction of value added facilities such as a coal-handling facility and a washing plant;
- Exploration and development of the Soumber deposit;
- General exploration, development and acquisition activities; and
- Working capital, general and administrative expenses and other general corporate purposes.

To date, SouthGobi's actual use of such proceeds has not varied from the anticipated use of proceeds set out above.

At 31 December 2010, SouthGobi had $492.0 million in cash and cash equivalents, $17.5 million in short term investments and $107.4 million in long term investments compared to $357.3 million in cash and cash equivalents, $15.0 million in short term investments and $57.1 million in long term investments at 31 December 2009, and $10.1 million in cash and cash equivalents at 31 December 2008.

Accounts receivable include funds due from government taxation authorities (Goods and Services Tax or Value Added Tax ("**VAT**")). VAT accounts receivable due from government taxation authorities in Mongolia may be used to offset income taxes and royalties payable to the government taxation authorities in Mongolia. During 2010, SouthGobi received cash refunds and offset current income taxes payable and royalties against the VAT receivable.

SouthGobi had previously reported that in July 2009, the Mongolia Tax Laws were amended to preclude producers and exporters of unfinished mineral products from claiming back VAT, however the Mongolian Government had not defined what products would qualify as finished mineral products. Effective 10 November 2010, the Mongolian Government issued the list defining finished mineral products and based on that list, SouthGobi's current coal products do not qualify as finished mineral products. The application of this law is prospective and any amounts accumulated until 9 November 2010 are refundable. Any amounts paid for VAT from 10 November 2010 onwards have either been expensed directly through profit or loss or capitalized as part of a related asset. Verification by the Mongolian Government Taxation Authority of the collectability

of the funds is conducted on an annual basis and any outstanding VAT receivable amounts at 31 December 2010 will be available to SouthGobi to offset future taxes and royalties or will be refunded by the Mongolian Government Taxation Authority.

At 31 December 2010, the non-current portion of the CIC convertible debenture was US$245.5 million compared to US$542.4 million at 31 December 2009. The fair value change of the embedded derivative in the CIC convertible debenture resulted in a non-cash gain of $100.6 million in the year ended 2010 and a loss of $45.0 million in the year ended 31 December 2009.

Cash flow highlights

	Year ended 31 December	
	2010	**2009**
	(US$ in thousands)	
Cash used in operating activities	(57,848)	(35,230)
Cash used in investing activities	(217,705)	(105,105)
Cash (used in)/generated by financing activities	409,342	487,332
Effect of foreign exchange rate changes on cash	907	5
(Decrease)/increase in cash for the period	134,696	347,002
Cash balance, beginning of the period	357,342	10,340
Cash balance, end of the period	492,038	357,342

Cash used in operating activities

Cash used in continuing operations was $57.8 million for the year ended 31 December 2010, compared to $16.0 million for the year ended 31 December 2009. Cash used in discontinued operations for the year ended 31 December 2010 was $nil compared to $19.2 million for the year ended 31 December 2009. The increased outflow in 2010 primarily relates to the increased exploration and increased materials and supplies as the mine expands and more mobile equipment is brought on-site.

Cash used in investing activities

Cash used for investing activities was $217.7 million for the year ended 31 December 2010, compared to $105.1 million for the year ended 31 December 2009.

SouthGobi's investment in property, plant and equipment was higher during 2010 as SouthGobi prepared to ramp up production. Deposits for further mining equipment are included as plant and equipment. SouthGobi incurred expenditures in 2010 for mobile and mining equipment, construction projects, tires and deferred stripping in Mongolia. SouthGobi began deferred stripping at the Sunrise pit in the second quarter of 2010.

Cash used in financing activities

On 29 January 2010, SouthGobi announced that it had closed the global equity offering of 27 million common shares of SouthGobi at a price of Cdn$17.00 per common share, for gross proceeds of $437.4 million.

On 26 February 2010, SouthGobi announced that Citigroup Global Markets Canada Inc. and Macquarie Capital Markets Canada, representatives of the Canadian underwriters of SouthGobi's global equity offering, partially exercised their over-allotment option and purchased an additional 228,100 common shares of SouthGobi at a price of Cdn$17.00 per share for gross proceeds of $3.7 million.

On 18 December 2009, SouthGobi established a line of credit facility with Golomt Bank in Mongolia. The bank line of credit facility was a twelve month revolving line of credit facility with a maximum draw-down available of $3.0 million. The line of credit facility is secured by a charge over certain equipment held by SouthGobi Sands LLC. The line of credit facility is used by SouthGobi's Mongolian subsidiaries as part of their working capital management. On 18 December 2010 the line of credit facility was extended to 18 January 2011. On 18 January 2011, SouthGobi signed a new revolving line of credit facility with Golomt Bank for a twelve month period. Under the new agreement the maximum draw-down available is $3.5 million and MNT8.1 billion (approximately $6.5 million) and bears interest at 11% for any U.S. Dollar amounts outstanding and 12% for any Mongolia Tugrik amounts outstanding. In 2010, SouthGobi had drawings of $46.7 million and repayments of $49.7 million. The principal balance outstanding as at 31 December 2010 was $nil.

Contractual obligations and guarantees

In the normal course of business, SouthGobi enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of SouthGobi's operating and capital commitments at 31 December 2010.

	As at 31 December 2010			
	Within 1 year	**2-3 years**	**Over 3 years**	**Total**
		(US$ in thousands)		
Capital expenditure commitments	126,694	18,000	–	144,694
Operating expenditure commitments	2,066	2,696	–	4,762
Commitments	128,760	20,696	–	149,456

Share repurchase program

On 8 June 2010, SouthGobi announced that its board of directors authorized a share repurchase program to purchase up to 2.5 million common shares of SouthGobi on each or either of the Toronto Stock Exchange and the Stock Exchange, in aggregate representing up to 5 million common shares of SouthGobi. As of 30 March 2011, SouthGobi had repurchased 250,750 shares on the Stock Exchange and 1,255,550 shares on the Toronto Stock Exchange for a total of 1,506,300 common shares. SouthGobi cancels all shares after they are repurchased.

Financial instruments

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. SouthGobi considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value.

The fair value of financial instruments that are traded on an active liquid market are determined with reference to the quoted market prices. The fair value of SouthGobi's investment in the shares of KRL, Aspire and its money market investments are determined using this methodology. SouthGobi's investment in shares of KRL and its money market investments are classified as FVTPL. SouthGobi's investment in the shares of Aspire is classified as available-for-sale.

The fair value of the embedded derivatives within the convertible debenture were determined using a Monte Carlo simulation. The risks associated with CIC convertible debenture relate to a potential breach of SouthGobi's obligations under the terms of the CIC convertible debenture. SouthGobi mitigates these risks by ensuring its corporate activities comply with all of its contractual obligations under the CIC convertible debenture.

The fair value of all the other financial instruments of SouthGobi approximates their carrying value because of the demand nature or short-term maturity of these instruments.

	As at 31 December	
	2010	2009
Financial assets *(US$ in thousands)*		
Loans-and-receivables		
Cash and cash equivalents	492,038	357,342
Trade and other receivables	30,246	12,328
Other receivables	238	225
Available-for-sale		
Investment in Aspire	52,008	–
Fair value through profit and loss		
Investment in Kangaroo	10,235	9,876
Money market investments	62,702	62,193
Total financial assets	647,229	441,964
Financial liabilities *($ in thousands)*		
Fair value through profit and loss		
Convertible debenture – embedded derivatives	154,877	358,272
Other financial liabilities		
Trade and other payables	24,137	12,669
Amount due under line of credit facilities	–	3,009
Convertible debenture – debt host	96,933	188,791
Total financial liabilities	275,947	562,741

The net loss for the year includes the following amounts of unrealized gains/(losses) from the fair value adjustments to certain financial instruments which are classified as FVTPL:

	Year ended 31 December	
	2010	2009
	(US$ in thousands)	
Unrealized gains/(losses) on investments	870	843
Fair value gain on embedded derivatives	100,637	(44,980)

The other comprehensive income includes an unrealized gain of $31.7 million for the year ended 31 December 2010 and $nil for the year ended 31 December 2009 and 31 December 2008.

Currency

SouthGobi's reporting currency and the functional currency of all of its operations is the U.S. dollar as this is the principal currency of the economic environment in which they operate.

SouthGobi's borrowings, major operating expenses and acquisition costs are denominated in U.S. dollars and a minor portion of the expenses of SouthGobi are in Canadian dollars and Hong Kong dollars. SouthGobi's corporate office is based in Canada and the exposure to exchange rate fluctuations arise mainly on foreign currencies against the functional currency of the relevant Company entities which is the U.S. dollar. SouthGobi does not have any significant foreign currency denominated monetary liabilities.

SouthGobi has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

SouthGobi's cash and cash equivalents are denominated in the following currencies:

	Year ended 31 December	
	2010	**2009**
	(US$ in thousands)	
Denominated in U.S. dollars	486,404	357,163
Denominated in Hong Kong dollars	3,666	263
Denominated in Canadian dollars	1,182	(136)
Others	786	52
Cash and cash equivalents	492,038	357,342

Interest rate

SouthGobi is exposed to interest rate risk on the variable rate of interest earned on some of its short and long term money market investments. The fair value interest rate risk on cash and cash equivalents is insignificant as the deposits are either short-term or pay interest at rates of 1.0% or less.

SouthGobi has not entered into any derivative instruments to manage interest rate fluctuations, however, management closely monitors interest rate exposure and the risk exposure is limited.

Gearing ratio

As at 31 December 2010, SouthGobi's gearing ratio was 0.26 (31 December 2009: 0.97) which was calculated based on SouthGobi's long term liabilities to total assets.

Foreign exchange fluctuations

SouthGobi is exposed to foreign exchange fluctuations with respect to the Mongolian Tugrik, Chinese Renminbi, Hong Kong dollars, Australian dollars and Canadian dollars. SouthGobi's financial results are reported in U.S. dollars. The salaries for local labourers in Mongolia are paid in local currency. Sales of coal into the PRC have been and may continue to be settled in U.S. dollars. SouthGobi has a subsidiary in Hong Kong where some expenses are incurred in Hong Kong dollars. SouthGobi has long term investments denominated in A$. Since SouthGobi's headquarters is in Canada, a minor portion of its expenses are in Canadian dollars and SouthGobi holds a portion of its cash in Canadian dollars.

III. Employees and Remuneration Policy

SouthGobi finished 2010 with 544 employees, which means SouthGobi created 210 new jobs during the course of the year. SouthGobi continues to train and add new people to its workforce safely. In 2010, SouthGobi had no major safety incidents and its lost time injury frequency rate (LTIFR) fell versus 2009, remaining well within the standards expected for world class mining safety.

Employees (including directors and senior executives) of SouthGobi receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments.

For each of the years ended 31 December 2010, the staff costs were approximately US$16.599 million.

Emolument policy

The emolument policy of the executives of SouthGobi is set up by the Compensation and Benefits Committee on the basis of merit, qualifications and competence. The emolument policy for the rest of the employees is determined on a department-by-department basis with the executive in charge of each department determining the emoluments for senior employees and managers in the department and the emoluments for non-senior employees being determined by an appropriately designated manager. The emolument policy for non-executives is administered in conjunction with the human resources department and is done on the basis of merit, qualifications and competence.

The emolument policy for the directors of SouthGobi is decided by the Compensation and Benefits Committee and approved by the Board, having regard to comparable market statistics.

Incentive plan

SouthGobi has a stock option plan which permits the board of directors of SouthGobi to grant options to acquire common shares of SouthGobi at the volume weighted average closing price for the five days preceding the date of grant. The Amended Equity Incentive Plan, approved on 11 May 2010, provides for a rolling rather than a fixed maximum number of common shares which may be issued pursuant to incentive stock options and other equity incentives, awards and issuances. The Compensation and Benefits Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements. SouthGobi is authorized to issue options for a maximum of 10% of the issued and outstanding common shares pursuant to the stock option plan.

During the year ended 31 December 2010, SouthGobi granted 3,446 stock options (2009: 2,671) to officers, employees, directors and other eligible persons at exercise prices ranging from Cdn$9.79 to Cdn$15.09 (2009: Cdn$7.94 to Cdn$14.25) and expiry dates ranging from 8 February 2015 to 15 November 2015 (2009: 6 May 2014 to 6 February 2016).

The total share-based compensation calculated for the year ended 31 December 2010 was $13,260 (2009: $12,535). Share-based compensation of $10,820 (2009: $10,471) has been allocated to Administration expenses, $1,516 (2009: $1,590) has been allocated to Cost of sales and $924 (2009: $474) has been allocated to Evaluation and exploration expenses.

IV. Outlook

It is difficult to reliably forecast commodity prices and customer demand for SouthGobi's products; however, SouthGobi's sales and marketing efforts continue to provide positive results. Mongolia set a new record for coal shipments to China in 2010 and has become a significant supplier of China's coking coal needs.

SouthGobi's marketing efforts have been successful in terms of diversifying the number and nature of SouthGobi's customers. Historically, SouthGobi has only sold to customers on a 'mine gate' basis, whereby customers collect their coal at the mine and are responsible for all logistics. In the past, this posed a restriction for some potential customers that preferred not to deal with logistics and regulatory formalities on the Mongolian side of the border and SouthGobi was generally reliant on two to three major customers at any one time. However, in the first quarter of 2011, SouthGobi opened its second sales channel, being direct delivery to customers in China. Working with a logistics provider, SouthGobi sells directly to certain customers with the point of delivery being the Chinese side of the Shivee Khuren-Ceke border. The availability of the second channel and additional interest in the Mongolia to China coal trade generally is enabling SouthGobi to proliferate its customer base to include end-users and international traders. SouthGobi believes this proliferation combined with transport synergies on the Chinese side of the border can result in improved value for its individual coal products in the future.

Pricing of individual coal products for the fourth quarter of 2010 remained broadly the same as for the third quarter of 2010. However, overall realized average selling price fell to $32 per tonne primarily due to the sale of the accumulated stockpiled Sunset Pit No. 8/9/10 seams higher-ash higher sulphur coal, which was selling on a screened basis at approximately $26 per tonne.

For the first quarter of 2011, SouthGobi has the potential to set a new quarterly record realized average sales price for its coal. Prices of individual coal products have been increased between 15% and 25% on average on a mine-gate equivalent basis (i.e., for direct sales in China considering revenue less outbound transport costs and fees). SouthGobi anticipates that with the changed individual product pricing compared with a sales mix more weighted towards the semi-soft coking coal for the first quarter of 2011, total average realized selling price per tonne should increase more than 50% over the level for the fourth quarter of 2010.

Sales volume for the first quarter of 2011 are likely to be substantially lower than for the fourth quarter of 2010 for the reasons that: (a) the fourth quarter of 2010 included a large amount of stock-piled coal, adding to volumes; and (b) the first quarter of each year generally has less shipping days due to the Chinese lunar new year holidays and the Mongolian Tsagaan Tsar festival, which closed the border for some time. However, SouthGobi anticipates coal sales for the first quarter of 2011 to exceed the 426,000 tonnes sold in the first quarter of 2010, which if achieved would represent record volumes for SouthGobi in a first quarter of any given year.

The success to date and potential for future growth can be attributed to a combination of SouthGobi's competitive strengths, including the following:

- Projects are strategically located close to China;
- Substantial resources and reserves with future growth potential;
- Produce premium quality coals;
- Low cost structure due to favorable geographic and geological conditions;
- Strong financial profile after the financings in late 2009 and early 2010;
- Established production with strong growth potential through future expansion of existing mine capacity and development of SouthGobi's priority assets; and
- Experienced management team with strong skills in mining, exploration and marketing and are able to leverage the expertise, experience and relationships of its principal shareholder, Ivanhoe.

FOR THE YEAR ENDED 31 DECEMBER 2009

I. Results of Operations

Ovoot Tolgoi Mine

Three coal products are presently being mined or are expected to be produced at the Ovoot Tolgoi Mine; a coking (or metallurgical) coal, a premium coal with applications for semi-soft/PCI coking coal or a high-quality thermal coal, and a thermal coal product for use in power generation.

On 12 October 2009, SouthGobi announced an independent resource estimate prepared by Norwest under the requirements of NI 43-101. Norwest estimated that the Ovoot Tolgoi Mine contained approximately 114.1 million tonnes of reserves, 135.9 million tonnes of measured resources, 35.1 million tonnes of indicated resources and 13.0 million tonnes of inferred resources. The Mineral Resources are inclusive of Mineral Reserves.

The coal rank at the Ovoot Tolgoi Mine is high volatile B to A bituminous. High volatile B produces between 7,212 to 7,785 kcal/kg and high volatile A produces greater than 7,785 kcal/kg heat output.

Ovoot Tolgoi Underground Deposit

The Ovoot Tolgoi Underground Deposit is contiguous to, and located directly below, the surface mine development. The entire extension of the coal at depth from 250 to 600 m that is designated for potential underground development is located inside the existing Ovoot Tolgoi mining license.

The 2008 exploration program concentrated on the underground located in the Sunset Pit. This drilling was conducted to obtain additional information respecting the structure and quality of the deep underground coal mineralization. The drilling conducted in 2006 and 2007 identified coking and semi-soft coal at depths of between 250 m and 600 m beneath the lower boundaries of the planned open pits at Sunrise and Sunset. The No. 5 coal seam continues to be open at depth and along strike.

On 12 October 2009, SouthGobi announced an independent resource estimate prepared by Norwest under the requirements of NI 43-101. Norwest estimated that the Ovoot Tolgoi Underground Deposit contained approximately 45.8 million tonnes of measured resources, 33 million tonnes of indicated resources and 20.5 million tonnes of inferred resources.

Soumber Deposit

On 12 October 2009, SouthGobi announced that it had received an initial independent resource estimate for the Soumber Deposit. The coal resources estimated at the Soumber central field are comprised of measured coal resources of 13.1 million tonnes, indicated coal resources of 8.3 million tonnes and inferred coal resources of 55.5 million tonnes. Laboratory data demonstrated that some of the coal benches exhibit potential coking coal characteristics. The coal rank ranges between high to medium volatile bituminous coal, having an average calorific value range of 5,172 to 6,728 kcal/kg. The Soumber Deposit has potential to increase coal resources to the east and to the west as well as at depth. The resource estimate incorporates exploration data up to 11 August 2009, down to a depth of 250 m below surface.

Due to the proximity to the Ovoot Tolgoi Mine, any future mining operation at the Soumber Deposit would likely be able to share common infrastructure with the Ovoot Tolgoi Mine. SouthGobi has initiated mine planning and an application for a mining license, which will be submitted for development of this project. Environmental baseline studies have been completed and general environmental impact assessments have begun. SouthGobi is also studying the feasibility of building a coal preparation plant for the Soumber coal to remove rock partings and produce a hard coking coal product.

Tsagaan Tolgoi Deposit

A coal delineation program was first carried out in 2004, but no further work was conducted in 2005. Exploration programs were carried out during 2006 and 2007 to provide the basis for a resource estimate. In February 2008, Norwest estimated 23.4 million tonnes of measured resources, 13.0 million tonnes of indicated resources and 9.0 million tonnes of inferred resources. The coal is of volatile bituminous B to C in rank based on ASTM D388 standards and is suitable for use as a thermal coal. The resources appear to be amenable to surface extraction down to a planned depth of 150 m. Details of the assumptions and parameters used to calculate these coal resources and coal quality estimates are set out in the Technical Report entitled, "Coal Geology and Resources – Tsagaan Tolgoi Property" dated 25 March 2008, and available at www.sedar.com.

Effective 12 August 2009, the Mongolian Government issued a mining license for the Tsagaan Tolgoi coal field. The Technical and Economic Study has been completed, and is currently under government review. Detailed Environmental Impact Assessment is underway and will be submitted following the approval of the Technical and Economic Study.

The nearest in-country rail line is the Trans-Mongolia Railway that runs northwest to southeast and connects Ulaanbaatar to Beijing. The nearest point on this line to the Tsagaan Tolgoi Deposit is approximately 400 km to the east at the Chinese border. Limited infrastructure exists at Tsagaan Tolgoi and will need to be developed prior to any mining operations.

SouthGobi is not currently planning to develop the Tsagaan Tolgoi Deposit, although the property remains a deposit that could be developed in the future.

Select financial and operational data

	Year ended 31 December	
Volumes, Prices and Costs	**2009**	**2008**
Raw coal production *(millions of tonnes)*	0.67	1.16
Coal sales *(millions of tonnes)*	1.33	0.11
Average realized sales price *(per tonne)*	US$ 28.97	US$ 29.20
Direct cash costs of product sold *(per tonne)*	US$ 14.61	US$ 8.30
Total cash costs of product sold *(per tonne)*	US$ 16.58	US$ 14.09
Operating Statistics		
Production waste material moved *(millions of bank cubic meters)*	2.27	2.54
Strip ratio *(bank cubic meters of waste rock per tonne of coal produced)*	3.36	2.19
Operating Results *($ in thousands)*		
Revenue	US$ 36,038	US$ 3,126
Cost of sales	(29,425)	(2,177)
Gross profit	US$ 6,613	US$ 949

In 2009, 0.67 million tonnes of coal was produced with a strip ratio of 3.36 compared to 1.16 million tonnes produced in 2008 with a strip ratio of 2.19. Lower production in 2009 was the result of the full mine shutdown from March 2009 to July 2009 and the re-configuring of the pit which began in December 2009.

Indonesia Operations and Discontinued Operations

Prior to 23 December 2009, SouthGobi held its 85% interest in the Mamahak Coal project through a joint venture.

As SouthGobi progressed with efforts to prepare for the mining and shipment of the targeted 30,000 tonne trial cargo from Mamahak, SouthGobi became aware of the requirement for additional capital expenditure beyond what was originally budgeted to develop the project. After the initial review of the project expenditures and related budgets, SouthGobi suspended further development works at Mamahak pending a detailed operational review and analysis. SouthGobi recorded an impairment charge of $15.1 million in 2009 (see Note 6 of the annual Consolidated Financial Statements).

On 15 December 2009, SouthGobi announced that it had entered into an agreement to divest its 85% interest in the Mamahak Deposit in Indonesia to KRL, a mining

company focused on the development of a series of coal projects in East Kalimantan, Indonesia, for consideration comprising $1 million in cash and 50 million shares of KRL. The receipt of shares as partial consideration is a common practice in the mining industry, particularly for companies in the early stages of development, such as KRL, that wish to preserve their capital for use in developing their projects. The sale of SouthGobi's interest in the Mamahak Deposit was completed on 23 December 2009.

Metals Division Profile and Discontinued Operations

On 31 December 2008, SouthGobi announced the sale of its Metals Division to Ivanhoe for $3 million and other non-cash consideration. The Metals Division consisted of a series of base and precious metal exploration properties in Mongolia and Indonesia, related assets, employees and contracts. As part of the sale transaction, SouthGobi obtained a credit facility from Ivanhoe, providing for loan advances from Ivanhoe up to $30 million. The credit facility is for a one year term with a one year discretionary extension. The credit facility is unsecured and carries an interest rate equal to LIBOR plus 750 basis points.

The transaction was completed on 2 February 2009, following receipt of regulatory approval.

II. Financial Review

Liquidity and Financial Resources

SouthGobi is an integrated coal exploration, development and production company. Based on proceeds from CIC and the net proceeds from the International Offering, SouthGobi does not anticipate any additional funding requirements in the near future.

In November 2009, SouthGobi entered into a financing agreement with a wholly owned subsidiary of CIC for $500 million in the form of a secured, convertible debenture bearing interest at 8.0% with a maximum term of 30 years. The financing is required primarily to support the accelerated investment program in Mongolia and up to $120 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

On 29 January 2010, SouthGobi announced that it had closed the global equity offering of 27 million common shares of SouthGobi at a price of Cdn$17.00 per common share, for gross proceeds of Cdn$459.0 million. SouthGobi's future plans for the proceeds include, expanding the existing production capacity of the open pit mine at the Ovoot Tolgoi Mine, assess, construct and develop the regional infrastructure and the coal transportation infrastructure, completion of technical and engineering assessment, for construction of value added facilities, exploration activities and general corporate purposes, which may include provision of working capital and general exploration, development and acquisition activities.

On 12 March 2010, SouthGobi announced, subject to regulatory approval, a formal request for CIC to convert $250 million of its convertible debenture into common shares of SouthGobi.

Cash and cash equivalents of SouthGobi are comprised of bank balances and short term money market instruments with an original maturity of three months or less. SouthGobi's bank balances and cash equivalents carry prevailing market interest rates which ranged from 0.10% to 0.30% as at 31 December 2009.

SouthGobi's trade and other receivables arise from two main sources: trade receivables due from customers for coal sales and value added tax ("**VAT**") and goods and services tax ("**GST**") receivable due from various government taxation authorities.

In July 2009, Mongolian tax law was amended to preclude producers and exporters of unfinished mineral products from claiming back VAT. The Mongolian Government has yet to define what products will qualify as finished mineral products and any VAT amounts impacted will be prospective from the effective date of the law, 16 August 2009.

Based on SouthGobi's valuation as at 19 November 2009, the closing date of the convertible debenture, the value of the embedded derivatives was US$313,292 and the value of the debt component was $186,708. The transaction costs of $15,000 were applied on a pro-rata basis to the debt host and embedded derivatives and transaction costs of $9,399 associated with the embedded derivatives were expensed as financing costs and transaction costs of $5,601 associated with the debt host were netted against the debt host component.

Based on SouthGobi's valuation model as at 31 December 2009, the fair value of the embedded derivatives had increased by US$44,980 which was expensed as financing costs for the year ended 31 December 2009. In the year ended 31 December 2009, SouthGobi also recorded an accretion expense of $2,972 related to the debt host component of the convertible debenture and an interest expense of $4,712 related to the convertible debenture. To calculate the accretion SouthGobi used an expected life of 30 years.

Lines of Credit Facilities

In April 2006, SouthGobi entered into a line of credit facility (the "**first funding agreement**") with Ivanhoe, whereby Ivanhoe agreed to make available to SouthGobi an unsecured line of credit facility of up to $10 million which was extended to a maximum of $15 million, excluding interest and the interim coal expenditures. All amounts outstanding under the line of credit bore interest at the three month London Interbank Offered Rate ("**LIBOR**") plus 200 basis points. In May 2007, SouthGobi completed the purchase of the Ivanhoe coal division in consideration for the issuance to Ivanhoe of 57,000 common shares and 25,576 preferred shares of SouthGobi. The first funding agreement became convertible into common shares at the election of either SouthGobi or

Ivanhoe. Until 29 May 2008, SouthGobi had the right to require Ivanhoe to convert the outstanding amounts under the first funding agreement into common shares at a conversion price of Cdn$2.09 per share. Until 29 August 2008, Ivanhoe had the right to convert the outstanding amounts under the first funding agreement into common shares at a conversion price of Cdn$2.35 per share.

On 23 January 2008, Ivanhoe converted 25,576 preferred shares, the total sum of preferred shares held by Ivanhoe, into common shares of SouthGobi on a one-for-one basis. At SouthGobi's request, Ivanhoe also converted $29,983 of debt into 14,709 common shares of SouthGobi. As a result of this conversion, the amounts due under the line of credit facility owed to Ivanhoe on the first funding agreement were eliminated.

In October 2007, Ivanhoe and SouthGobi entered into a second interim funding agreement (the "**second funding agreement**"). The second funding agreement provided for an additional unsecured non-convertible line of credit facility of up to $32.5 million. All amounts outstanding under the line of credit bore interest at LIBOR plus 330 basis points.

On 18 January 2008, funds in the amount of $8,077 were paid to Ivanhoe representing repayment in full of the principal of $8,000 and accrued interest of $77 owing on the second funding agreement. The second funding agreement was then terminated.

On 30 December 2009, SouthGobi established a credit facility with Ivanhoe ("**Ivanhoe credit facility**") which allowed SouthGobi to obtain advances from Ivanhoe to a maximum of $30 million. The Ivanhoe credit facility is for a term of one year and SouthGobi may request a one year extension. Such an extension shall be at the sole discretion of Ivanhoe. The credit facility is unsecured, non-convertible and carries an interest rate equal to LIBOR plus 750 basis points.

In July 2009, SouthGobi and Ivanhoe agreed to increase the Ivanhoe credit facility from $30 million to $60 million. The amended Ivanhoe credit facility was to mature on 31 December 2010, was unsecured and bore interest at LIBOR plus 750 basis points. The Ivanhoe credit facility also required repayment in the event that SouthGobi acquired additional financing from a third party source and provided for an extension fee of $1.5 million payable in the event any portion of the facility is outstanding past 31 March 2010.

On 30 November 2009, funds in the amount of $51,642 were paid to Ivanhoe representing repayment in full of the principal of $50,000 and accrued interest of $1,642 owing on the Ivanhoe credit facility. The Ivanhoe credit facility was then terminated.

On 18 December 2009, SouthGobi established a line of credit facility with Golomt Bank in Mongolia ("**Bank line of credit**"). The Bank line of credit facility is a twelve month revolving line of credit facility with a maximum drawdown available of $3 million. The facility bears interest at 13% per annum and is secured by equipment in Mongolia to a value of not less than 150% of the total facility amount.

Cash flow highlights

	Year ended 31 December 2009	2008
	(US$ in thousands)	
Cash used in operating activities	(35,230)	(63,588)
Cash used in investing activities	(105,105)	(57,669)
Cash (used in)/generated by financing activities	487,332	134,306
Effect of foreign exchange rate changes on cash	5	(4,103)
(Decrease)/increase in cash for the period	347,002	8,946
Cash balance, beginning of the period	10,340	1,394
Cash balance, end of the period	357,342	10,340

Cash used in operating activities

Cash used in continuing operations was $16.0 million for the year ended 31 December 2009, compared to $48.6 million for the year ended 31 December 2008. Cash used in discontinued operations for the year ended 31 December 2009, was $19.2 million compared to $15.0 million for the year ended 31 December 2008.

SouthGobi incurred a net loss from continuing operations before tax of $86.2 million for the year ended 31 December 2009 compared to a net loss from continuing operations of $52.0 million for the year ended 31 December 2008. Continuation of SouthGobi's build out of the Ovoot Tolgoi mining operation, finance costs and evaluation and exploration costs contributed to the losses in 2008. In 2009, SouthGobi recorded revenue of $36.0 million compared to 2008 when SouthGobi recorded revenue of $3.1 million. The higher revenue in 2009 was offset by higher administration expenses, finance costs and interest expense. With the increased activities at the Ovoot Tolgoi site and the operations in Mongolia, accounts receivable, prepaid expenses, and accounts payable increased during the year ended 31 December 2009.

Cash used in investing activities

Cash used for investing activities was $105.1 million for the year ended 31 December 2009, compared to $57.7 million for the year ended 31 December 2008.

SouthGobi's investment in property, plant and equipment was higher during 2008 as SouthGobi prepared the Ovoot Tolgoi Mine for production. Deposits for further mining equipment are included as plant and equipment. SouthGobi incurred expenditures in 2009 for mobile and mining equipment and deferred stripping in Mongolia.

In the fourth quarter of 2009, after the receipt of the proceeds from the CIC financing, SouthGobi invested $15.0 million and $47.5 million in short and longer term money market instruments respectively.

Cash used in financing activities

In November 2009, SouthGobi entered into a financing agreement with a wholly owned subsidiary of CIC for $500 million in the form of a secured, convertible debenture bearing interest at 8.0% with a maximum term of 30 years. The financing is required primarily to support the accelerated investment program in Mongolia and up to $120 million of the financing may also be used for working capital, repayment of debt due on funding, general and administrative expense and other general corporate purposes.

On 31 December 2008, SouthGobi announced the sale of its Metals Division to Ivanhoe for $3 million and other non-cash consideration. As part of the sale transaction, SouthGobi obtained a $30 million credit facility from Ivanhoe. The credit facility was for a one year term with a one year discretionary extension. The credit facility was unsecured and carried an interest rate equal to LIBOR plus 750 basis points. In July 2009, SouthGobi and Ivanhoe agreed to increase the existing working capital credit facility from $30 million to $60 million. The amended credit facility had an original maturity date of 31 December 2010, was unsecured and had an interest rate of LIBOR plus 750 basis points. The amended facility also required repayment in the event that SouthGobi acquired additional financing from a third party source and provided for an extension fee of $1.5 million payable in the event any portion of the facility was outstanding past 31 March 2010. In November 2009, after receiving the financing from CIC, SouthGobi repaid the $50 million in principal plus $1.6 million in interest expense.

In 2008, SouthGobi completed a series of equity financing transactions and received proceeds from the exercise of stock options. The total proceeds net of issue costs were $140.4 million for the year ended 31 December 2008, compared to proceeds received for the exercise of stock options for the year ended 31 December 2009, of $3.9 million.

The proceeds from the equity financings in 2008 were used for the initial development of the open-pit coal mine at SouthGobi's Ovoot Tolgoi project, and for additional drilling and engineering focused on the Ovoot Tolgoi site and development of the Indonesia coal project. Proceeds have also been used for investigating new projects, equipment expenditures and for general corporate and administrative purposes. The proceeds were also used to repay amounts advanced under the line of credit facility obtained from Ivanhoe in October 2007.

Contractual obligations and guarantees

In the normal course of business, SouthGobi enters into contracts that give rise to commitments for future minimum payments. The following table summarizes the remaining contractual maturities of SouthGobi's operating and capital commitments at 31 December 2009.

	As at 31 December 2009				
	Within 1 year	**2-3 years**	**4-5 years**	**Over 5 years**	**Total**
	(US$ in thousands)				
Capital expenditure commitments	17,563	–	–	–	17,563
Operating expenditure commitments	1,352	2,014	578	–	3,944
Commitments	18,915	2,014	578	–	21,507

Financial instruments

The fair value of financial assets and financial liabilities at amortized cost is determined in accordance with generally accepted pricing models based on discounted cash flow analysis or using prices from observable current market transactions. SouthGobi considers that the carrying amount of all its financial assets and financial liabilities recognized at amortized cost in the financial statements approximates their fair value.

The fair values of SouthGobi's financial instruments classified as FVTPL are determined as follows:

- The fair value of financial instruments that are traded on an active liquid market is determined with reference to the quoted market prices. The fair value of SouthGobi's investment in the shares of KRL and its money market investments was determined using this methodology.

- The fair value of financial instruments that are not traded in an active market are determined using generally accepted valuation models using inputs that are directly (i.e. prices) or indirectly (i.e. derived from prices) observable. The fair value of the embedded derivatives within the convertible debenture was determined using a Monte Carlo simulation. None of the fair value change on the embedded derivatives for the year ended 31 December 2009 is related to a change in the credit risk of the convertible debenture. All of the change in fair value is associated with changes in market conditions.

The fair value of all the other financial instruments of SouthGobi approximates their carrying value because of the demand nature or short-term maturity of these instruments.

	As at 31 December	
	2009	**2008**
Financial assets *(US$ in thousands)*		
Loans-and-receivables		
Cash and cash equivalents	357,342	10,117
Trade and other receivables	12,328	7,290
Other receivables	225	–
Fair value through profit and loss		
Investment in Kangaroo	9,876	–
Money market investments	62,193	–
Total financial assets	441,964	17,407
Financial liabilities *(US$ in thousands)*		
Fair value through profit and loss		
Convertible debenture – embedded derivatives	358,272	–
Other financial liabilities		
Trade and other payables	12,669	7,400
Amount due under line of credit facilities	3,009	–
Convertible debenture – debt host	188,791	–
Deposit received for sale of Metals Division	–	3,000
Total financial liabilities	562,741	10,400

The net loss for the year includes the following amounts of unrealized gains/(losses) from the fair value adjustments to certain financial instruments which are classified as FVTPL:

	Year ended 31 December	
	2009	**2008**
	(US$ in thousands)	
Unrealized gains/(losses) on investments	843	–
Fair value gain on embedded derivatives	(44,980)	–

Currency

SouthGobi's reporting currency and the functional currency of all of its operations is the U.S. dollar as this is the principal currency of the economic environment in which they operate.

Transactions in foreign currencies are initially recorded at the functional currency rate at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies are retranslated at the functional currency rate of exchange ruling at the end of each reporting period.

Non-monetary items that are measured in terms of historical cost in a foreign currency are translated using the exchange rates as at the dates of the initial transactions. Non-monetary items measured at fair value in a foreign currency are translated using the exchange rates at the date when the fair value is determined.

SouthGobi has not entered into any derivative instruments to manage foreign exchange fluctuations; however, management monitors foreign exchange exposure.

SouthGobi's cash and cash equivalents are denominated in the following currencies:

	Year ended 31 December	
	2009	**2008**
	(US$ in thousands)	
Denominated in U.S. dollars	357,163	6,126
Others	179	3,991
Cash and cash equivalents	357,342	10,117

Interest rate

SouthGobi is exposed to interest rate risk on the variable rate of interest earned on some of its short and long term money market investments. The fair value interest rate risk on cash and cash equivalents is insignificant as the deposits are either short-term or pay interest at rates of 1.0% or less.

SouthGobi has not entered into any derivative instruments to manage interest rate fluctuations, however, management closely monitors interest rate exposure and the risk exposure is limited.

Foreign exchange fluctuations

SouthGobi is exposed to foreign exchange fluctuations with respect to the MNT, Renminbi and Canadian dollars. SouthGobi's financial results are reported in U.S. dollars. The salaries for local laborers in Mongolia are paid in local currency. Sales of coal into the PRC have been and may continue to be settled in U.S. dollars. Since SouthGobi's headquarters is in Canada, a minor portion of its expenses are in Canadian dollars and SouthGobi holds a portion of its cash in Canadian dollars. As a result, its financial position and results are impacted by the exchange rate fluctuations between the aforementioned currencies and the U.S. dollar.

III. Employees and Remuneration Policy

At the end of 2009, SouthGobi had 334 employees. The majority of SouthGobi's workforce is located in Mongolia at its mining and exploration operations in the Ovoot Khural Basin and its Ulaanbaatar office. Among the 316 employees of SouthGobi had in Mongolia, 98% were Mongolian nationals and 33% were from the local soum (district) of Gurvantes that surrounds the Ovoot Tolgoi Mine.

Employees (including directors and senior executives) of SouthGobi receive a portion of their remuneration in the form of share-based payment transactions, whereby employees render services as consideration for equity instruments ("**equity settled transactions**").

For each of the years ended 31 December 2009, the staff costs were approximately US$14.222 million.

Emolument policy

The emolument policy of the executives of SouthGobi is set up by the Compensation and Benefits Committee on the basis of merit, qualifications and competence. The emolument policy for the rest of the employees is determined on a department by department basis with the executive in charge of each department determining the emoluments for senior employees and managers in the department and the emoluments for non-senior employees being determined by an appropriately designated manager. The emolument policy for non-executives is administered in conjunction with the human resources department and is done on the basis of merit, qualifications and competence.

The emolument policy for the directors of SouthGobi is decided by the Compensation and Benefits Committee and approved by the Board, having regard to comparable market statistics.

Incentive plan

SouthGobi has a stock option plan which permits the Board of Directors of SouthGobi to grant options to acquire common shares of SouthGobi at the volume weighted average closing price for the five days preceding the date of grant. The Amended Equity Incentive Plan, approved on 29 May 2007, provides for a rolling rather than a fixed maximum number of common shares which may be issued pursuant to incentive stock options and other equity incentives, awards and issuances. The Compensation and Benefits Committee determines and makes recommendations to the Board of Directors as to the recipients of, and nature and size of, share-based compensation awards in compliance with applicable securities law, stock exchange and other regulatory requirements. SouthGobi is authorized to issue options for a maximum of 10% of the issued and outstanding common shares pursuant to the stock option plan.

The stock option plan permits the Board of Directors of SouthGobi to set the terms for each stock option grant, however, the general terms of stock options granted under the amended plan include a maximum exercise period of 5 years and a vesting period of 3 years with one-third of the grant vesting on the first anniversary of the grant, one third vesting on the second anniversary of the grant and one-third vesting on the third anniversary of the grant. The options granted in the year ended 31 December 2009 were granted with a weighted average maximum exercise period of 5.95 years (2008: 5.00 years) and a weighted average vesting period of 1.82 years (2008: 1.95 years).

During the year ended 31 December 2009, SouthGobi granted 2,671 stock options (2008: 3,184) to officers, employees, directors and other eligible persons at exercise prices ranging from Cdn$7.94 to Cdn$14.25 (2008: Cdn$5.10 to Cdn$18.86) and expiry dates ranging from 6 May 2014 to 6 February 2016 (2008: 7 January 2013 to 27 November 2013). The weighted average fair value of the options issued in the year ended 31 December 2009, was estimated at $5.95 (Cdn$6.56) (2008: $5.96, Cdn$6.31) per option at the grant date using the Black-Scholes option pricing model.

IV. Outlook

SouthGobi believes that demand for commodities is increasing. General economic conditions are showing signs of improvement. It is difficult to reliably forecast commodity prices and customer demand for SouthGobi's products; however SouthGobi's sales and marketing are providing positive results. SouthGobi is continuing to pursue new customers, and maintain strong relations with its current customer base.

SouthGobi's properties in Mongolia are well located in close proximity to China and other major industrializing economies in Asia. Furthermore, the near-term production is in high quality bituminous thermal and coking coals, which SouthGobi anticipates will remain attractive premium products.

The western region of Gansu is one of SouthGobi's key markets and, given the relatively close proximity of SouthGobi's projects to the region, SouthGobi believes that it is well positioned to exploit consumption growth in the area. Power plant expansion, currently underway, in Gansu is expected to increase thermal coal purchases from outside Gansu from approximately 13 million tonnes in 2008 to approximately 55 million tonnes in 2020. Gansu has no production of coking coal and all coking coal used in the steel industry is sourced from other provinces. The Ovoot Tolgoi Mine is located 492 km from Jiayuguan, while mines in the next closest major supply base, Hami in Xinjiang, are located 619 km away.

Furthermore, SouthGobi has conducted a complete market analysis, with an outside consulting group of the coal markets in western Inner Mongolia and Gansu provinces, helping us to further identify potential customers in these provinces.

The success to date and potential for future growth can be attributed to a combination of SouthGobi's competitive strengths, including the following:

- Projects are strategically located close to China, especially to the fast growing Gansu and Inner Mongolia regions;
- Substantial and growing resources and reserves;
- Produce premium quality coals;
- Low cost structure due to favorable geographic and geological conditions;
- Established production with strong growth potential through future expansion of existing mine capacity and development of SouthGobi's priority assets; and
- Experienced management team with strong skills in mining, exploration and marketing and are able to leverage the expertise, experience and relationships of its principal shareholder, Ivanhoe.

SouthGobi continues to develop markets for its premium quality coals. A China based research firm has conducted a complete market analysis of the coal markets in western Inner Mongolia and Gansu provinces, helping us to identify potential customers in these provinces. The target customer base consists of a mixture of distributors and end users of coal, including steel mills, power plants and industrial consumers.

SouthGobi continues to focus its efforts on mining, development and exploration of coking and thermal coal products in Mongolia for supply of quality products to customers in China. As SouthGobi looks forward through the balance of 2010, SouthGobi is encouraged by the positive developments in Mongolia. SouthGobi is making progress with its sales and marketing efforts, continuing to focus on efficiency and prudent financial management and intends to manage production levels to meet anticipated demand for SouthGobi's products.

A. UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

Set out below is the unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group as at 31 December 2011 (the "**Unaudited Pro Forma Financial Information**") which have been prepared on the basis of the notes set out below for the purpose of illustrating the effects of the completion of the Offer as if it had taken place on 31 December 2011.

The Unaudited Pro Forma Financial Information has been prepared for illustrative purposes only and because of its hypothetical nature, it may not give a true picture of the financial position of the Enlarged Group had the Offer been completed on 31 December 2011 or any future date.

The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company on the basis which is consistent with the accounting policies and presentation format of the Group.

UNAUDITED PRO FORMA CONSOLIDATED STATEMENT OF ASSETS AND LIABILITIES OF THE ENLARGED GROUP

		Pro forma adjustments			
	Audited consolidated statement of assets and liabilities of the Group as at 31 December 2011	Audited consolidated statement of assets and liabilities of SouthGobi as at 31 December 2011	Other pro forma adjustments		Unaudited pro forma consolidated statement of assets and liabilities of the Enlarged Group
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*	*RMB'000*
	Note 1	*Note 2*	*Note 3*	*Note 4*	
Non-current assets					
Intangible assets	4,148,770	–	6,077,083		10,225,853
Property, plant and equipment	93,775,373	3,165,685	4,896		96,945,954
Land use rights and leasehold land	2,558,312	–			2,558,312
Investments in jointly controlled entities	1,457,229	–			1,457,229
Investments in associates	2,492,586	–			2,492,586
Available-for-sale investments	44,878	630,161			675,039
Deferred income tax assets	1,517,339	124,206			1,641,545
Other non-current assets	1,169,962	53,270			1,223,232
	107,164,449	3,973,322			117,219,750
Current assets					
Non-current assets held for sale	897,031	–			897,031
Inventories	24,124,379	333,013			24,457,392
Trade and notes receivable	5,631,765	509,810			6,141,575
Other current assets	7,665,985	243,256			7,909,241
Financial assets at fair value through profit and loss	5,807	–			5,807
Restricted cash and time deposits	1,053,435	–			1,053,435
Cash and cash equivalents	10,591,306	784,650	(5,365,658)		6,010,298
	49,969,708	1,870,729			46,474,779
Total assets	157,134,157	5,844,051			163,694,529
Non-current liabilities					
Borrowings	35,968,526	883,190	704,291		37,556,007
Deferred income tax liabilities	4,456	15,024	1,291,967		1,311,447
Other non-current liabilities	646,091	26,391			672,482
	36,619,073	924,605			39,539,936
Current liabilities					
Financial liabilities at fair value through profit and loss	2,280	–			2,280
Borrowings	46,737,845	40,011			46,777,856
Other payables and accrued expenses	7,168,325	–		25,700	7,194,025
Trade and notes payable	8,401,310	331,692			8,733,002
Current income tax liabilities	50,638	–			50,638
	62,360,398	371,703			62,757,801
Total liabilities	98,979,471	1,296,308			102,297,737
Net assets	58,154,686	4,547,743			61,396,792

Notes:

1. The amounts are extracted from the audited consolidated statement of financial position of the Group as at 31 December 2011 as set out in the published annual report of the Company for the year ended 31 December 2011.

2. The adjustment represents the inclusion of the statement of assets and liabilities of SouthGobi Group as at 31 December 2011 as extracted from the audited consolidated statement of financial position of SouthGobi Group as at 31 December 2011 as set out in the published annual report of SouthGobi for the year ended 31 December 2011. The functional currency and the presentation currency of SouthGobi are US$. For illustrative purpose, the audited statement of assets and liabilities of SouthGobi Group is translated to Chinese Renminbi ("RMB") at the exchange rate of US$1.00 to RMB6.35.

3. The adjustments reflect the allocation of the cost of the acquisition to the identifiable assets of liabilities of SouthGobi Group acquired, which represents:

   (a) the recognition of the fair value adjustments on the mining rights and exploration rights, the convertible debenture and property, plant and equipment of US$767,000,000 (approximately RMB4,870,450,000), US$110,912,000 (approximately RMB704,291,000) and US$771,000 (approximately RMB4,896,000), respectively.

   Upon completion of the Offer, the identifiable assets and liabilities of SouthGobi Group acquired will be accounted for in the consolidated financial statements of the Enlarged Group at fair value under the purchase method of accounting in accordance with International Financial Reporting Standard 3 (Revised) "Business Combinations" ("IFRS 3").

   The above fair value adjustments are based on the assumption that the Offer was completed on 31 December 2011. For the purpose of this Unaudited Pro Forma Financial Information, the Directors of the Company have estimated the fair values of the identifiable assets and liabilities of SouthGobi Group as at 31 December 2011, after taking reference of a separate valuation report issued by Roma Appraisals Limited, an independent valuer on the fair value of the assets and liabilities of SouthGobi Group. Further information of this valuation report is disclosed on page 34 of this circular. Deferred tax liabilities of RMB1,291,967,000 is also included in the Unaudited Pro Forma Financial Information of the Enlarged Group as at 31 December 2011 as a result of the aforesaid fair value adjustments.

   (b) the recognition of goodwill arising from the acquisition of SouthGobi Group is estimated to be RMB1,206,633,000, which is analysed as follows:

	RMB'000
Consideration *(Note 1)*	5,365,658
Less: Carrying amount of the net assets acquired	(2,546,736)
Fair value adjustments	(2,335,791)
Add: Deferred tax liabilities as a result of the fair value adjustments	723,502
Goodwill *(Note 2)*	1,206,633

Note 1: The fair value of the consideration is calculated based on the assumption that the Company will acquire 181,364,000 shares in SouthGobi (which accounts for 56% of the issued and outstanding common shares of SouthGobi as of 31 December 2011, representing the lower end of the proposed offer) and the Offer Price is translated at the exchange rate of C$1 to RMB6.23. Should the Company acquired 60% of the issued and outstanding common shares of SouthGobi, representing the upper end of the proposed offer, the consideration would be increased by RMB383,262,000 to RMB5,748,920,000 and goodwill recognised would be increased by RMB86,188,000 to RMB1,292,821,000.

Since the consideration and the fair values of the identifiable assets and liabilities of SouthGobi Group on the date of Completion may be substantially different from their respective values used in the Unaudited Pro Forma Financial Information, the final amount of the goodwill arising from the completion of the Offer may be different from the amount presented above.

Note 2: The adjustments to "Intangible assets" are analysed as follows:

	RMB'000
Fair value adjustments on the mining rights and exploration rights	4,870,450
Goodwill	1,206,633
Total	6,077,083

The above goodwill represents the future expectation on the coal price and inferred resources, and synergies from shared knowledge and infrastructure assets, coal mining techniques as well as the access to Mongolian and international coal mining market.

For the purpose of this Unaudited Pro Forma Financial Information, the Company has ensured the steps taken on the assessment of impairment of impairment on intangible assets (including goodwill), property, plant and equipment has been properly performed in accordance with International Accounting Standard 36 "Impairment of Assets" which is consistent with the accounting policy of the Company. On that basis, the Directors concluded that no impairment in the valuation of the intangible assets and property, plant and equipment is considered necessary.

4. The adjustment represents the accrual of RMB25,700,000 for legal and professional fees related to the transaction.

5. The Unaudited Pro Forma Financial Information has been prepared based on the assumption that the consideration will be satisfied by the Group's cash and cash equivalents without any external financing arrangement. Management of the Group is considering various financing options and the utilization of alternative financing option other than the Group's cash and cash equivalents may result in significant difference to the Unaudited Pro Forma Financial Information.

6. The Unaudited Pro Forma Financial Information has been prepared based on the assumption that the transaction will proceed with SouthGobi Group providing substantive evidence that all regulatory approvals, business certificates and operational licenses are officially obtained and valid. Furthermore, it is also assumed that the events and matters described under section "Subsequent Event" in the "Letter from the Board" of this Circular would not have any adverse or material impact on this transaction and the operation of SouthGobi Group after the transaction is completed.

7. Save as aforesaid, no adjustment has been made to reflect any trading result or other transaction of the Group and SouthGobi Group entered into subsequent to 31 December 2011. In particular, the Unaudited Pro Forma Financial Information has not taken into account (1) the sale of the Tsagaan Tolgoi Deposit to Modun Resources Limited for a consideration of US$30,000,000 (approximately RMB190,500,000) as disclosed in the published annual report of SouthGobi for the year ended 31 December 2011 and the announcement of SouthGobi dated 5 March 2012. According to the announcement, the transaction is subject to certain terms and conditions and is expected to be completed by 1 June 2012; and (2) the acquisition of 29.9% of the issued share capital of Winsway at a cash consideration of HK$2,391,755,000 (approximately RMB1,961,239,000) as disclosed in the Company's circular dated 8 June 2012.

B. REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION OF THE ENLARGED GROUP

The following is the text of a report received from PricewaterhouseCoopers, Certified Public Accountants, Hong Kong, for the purpose of incorporation in this circular.

pwc 羅兵咸永道

ACCOUNTANT'S REPORT ON UNAUDITED PRO FORMA FINANCIAL INFORMATION TO THE DIRECTORS OF ALUMINUM CORPORATION OF CHINA LIMITED

We report on the unaudited pro forma financial information set out on pages III-1 to III-4 under the heading of "Unaudited Pro Forma Financial Information of The Enlarged Group" (the "Unaudited Pro Forma Financial Information") in Appendix III of the circular dated 8 June 2012 (the "Circular") of Aluminum Corporation of China Limited (the "Company"), in connection with the proposed takeover offer to acquire up to 60% of the issued and outstanding common shares in SouthGobi Resources Ltd. (the "Offer") by the Company. The Unaudited Pro Forma Financial Information has been prepared by the directors of the Company, for illustrative purposes only, to provide information about how the Offer might have affected the relevant financial information of the Company and its subsidiaries (hereinafter collectively referred to as the "Group"). The basis of preparation of the Unaudited Pro Forma Financial Information is set out on page III-1 of the Circular.

Respective Responsibilities of Directors of the Company and the Reporting Accountant

It is the responsibility solely of the directors of the Company to prepare the Unaudited Pro Forma Financial Information in accordance with paragraph 4.29 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules") and Accounting Guideline 7 "Preparation of Pro Forma Financial Information for Inclusion in Investment Circulars" issued by the Hong Kong Institute of Certified Public Accountants (the "HKICPA").

It is our responsibility to form an opinion, as required by paragraph 4.29(7) of the Listing Rules, on the Unaudited Pro Forma Financial Information and to report our opinion to you. We do not accept any responsibility for any reports previously given by us on any financial information used in the compilation of the Unaudited Pro Forma Financial Information beyond that owed to those to whom those reports were addressed by us at the dates of their issue.

PricewaterhouseCoopers, 22/F, Prince's Building, Central, Hong Kong
T: +852 2289 8888, F: +852 2810 9888, www.pwchk.com

Basis of Opinion

We conducted our engagement in accordance with Hong Kong Standard on Investment Circular Reporting Engagements 300 "Accountants' Reports on Pro Forma Financial Information in Investment Circulars" issued by the HKICPA. Our work, which involved no independent examination of any of the underlying financial information, consisted primarily of comparing the consolidated statement of assets and liabilities of the Group as at 31 December 2011 as set out in the "Pro forma Financial Information" section of this circular with the audited financial statements of the Company for the year ended 31 December 2011 as set out in the 2011 annual report of the Company, considering the evidence supporting the adjustments and discussing the Unaudited Pro Forma Financial Information with the directors of the Company.

We planned and performed our work so as to obtain the information and explanations we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated, that such basis is consistent with the accounting policies of the Group and that the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

Our work has not been carried out in accordance with auditing standards or other standards and practices generally accepted in the United States of America or auditing standards of the Public Company Accounting Oversight Board (United States) and accordingly should not be relied upon as if it had been carried out in accordance with those standards and practices.

The Unaudited Pro Forma Financial Information is for illustrative purposes only, based on the judgements and assumptions of the directors of the Company, and, because of its hypothetical nature, does not provide any assurance or indication that any event will take place in the future and may not be indicative of the financial position of the Group as at 31 December 2011 or any future date.

Opinion

In our opinion:

a) the Unaudited Pro Forma Financial Information has been properly compiled by the directors of the Company on the basis stated;

b) such basis is consistent with the accounting policies of the Group; and

c) the adjustments are appropriate for the purposes of the Unaudited Pro Forma Financial Information as disclosed pursuant to paragraph 4.29(1) of the Listing Rules.

PricewaterhouseCoopers
Certified Public Accountants
Hong Kong, 8 June 2012

Aluminium Corporation of China Limited

INDEPENDENT TECHNICAL REVIEW OF SOUTH GOBI RESOURCES' COAL ASSETS

OVOOT TOLGOI, SOUMBER & ZAG SUUJ DEPOSITS

Mongolia

The estimates of Mineral Resource and Mineral Reserves provided in this Independent Technical Review and Competent Person's Report are current as of the date on the cover page of this report. Those estimates which are dated prior to 6 months from this date are, in Runge's opinion, still valid as no material change has occurred since this date.

Competent Person:

Mr. Robert Mackenzie, Executive Consultant (AusIMM)(CP Mining)

8th June, 2012



1. Our Client

This report has been produced by or on behalf of Runge Asia Limited (RAL), a subsidiary of Runge Limited, solely for Aluminium Corporation of China Limited (the Client).

2. Client Use

The Client's use and disclosure of this report is subject to the terms and conditions under which Runge prepared the report.

3. Notice to Third Parties

Runge prepared this report for the Client only. If you are not the Client:

- Runge has prepared this report having regard to the particular needs and interests of the Client, and in accordance with the Client's instructions. It did not draft this report having regard to any other person's particular needs or interests. Your needs and interests may be distinctly different to the Client's needs and interests, and the report may not be sufficient, fit or appropriate for your purposes.

- Runge does not make and expressly disclaims from making any representation or warranty to you – express or implied – regarding this report or the conclusions or opinions set out in this report (including without limitation any representation or warranty regarding the standard of care used in preparing this report, or that any forward-looking statements, forecasts, opinions or projections contained in the report will be achieved, will prove to be correct or are based on reasonable assumptions).

- Runge expressly disclaims any liability to you and any duty of care to you.

- Runge does not authorise you to rely on this report. If you choose to use or rely on all or part of this report, then any loss or damage you may suffer in so doing is at your sole and exclusive risk.

4. Inputs, subsequent changes and no duty to update

- Runge has created this report using data and information provided by or on behalf of the Client and Client's agents and contractors. Unless specifically stated otherwise, Runge has not independently verified that data and information. Runge accepts no liability for the accuracy or completeness of that data and information, even if that data and information has been incorporated into or relied upon in creating this report (or parts of it).

- The conclusions and opinions contained in this report apply as at the date of the report. Events (including changes to any of the data and information that Runge used in preparing the report) may have occurred since that date which may impact on those conclusions and opinions and make them unreliable. Runge is under no duty to update the report upon the occurrence of any such event, though it reserves the right to do so.

5. Mining Unknown Factors

The ability of any person to achieve forward-looking production and economic targets is dependent on numerous factors that are beyond Runge's control and that Runge cannot anticipate. These factors include, but are not limited to, site-specific mining and geological conditions, management and personnel capabilities, availability of funding to properly operate and capitalize the operation, variations in cost elements and market conditions, developing and operating the mine in an efficient manner, unforeseen changes in legislation and new industry developments. Any of these factors may substantially alter the performance of any mining operation.

6. Mineral Resource and Mineral Reserves Statement Dates

The estimates of Mineral Resource and Mineral Reserves provided in this Independent Technical Review and Competent Person's Report are current as of the date on the cover page of this report. Those estimates which are dated prior to 6 months from this date are, in Runge's opinion, still valid as no material change has occurred since this date.

TABLE OF CONTENTS

LIST OF TABLES

LIST OF FIGURES

1. EXECUTIVE SUMMARY

Runge Asia Limited ("RAL"), trading as Minarco-MineConsult ("MMC"), has been engaged by Aluminium Corporation of China Limited ("CHALCO", the "Client", or the "Company") to carry out an Independent Technical Review ("ITR") and prepare a Competent Person's Report on the Ovoot Tolgoi, Soumber and Zag Suuj Coal Deposits ("the Assets"). This Competent Person's Report has been prepared for CHALCO to assist in their conditional acquisition of a 60% stake in SouthGobi Resources ("SGQ").

SGQ holds its interest in the Assets through its 100% owned subsidiary SouthGobi Sands LLC (SouthGobi Sands), the operating company under SGQ, which is a Mongolian-registered company that holds the licenses and permits to the Assets.

SouthGobi Sands holds mining and exploration licences which covers the Ovoot Tolgoi deposit (comprising the Ovoot Tolgoi Coal mine and Ovoot Tolgoi Underground deposit), the Soumber deposit (comprising Central Soumber, East Soumber, Biluut, South Biluut and Jargalant fields) and the Zag Suuj deposit.

The Mineral Resource Authority of Mongolia recently requested a suspension of exploration and mining activity on certain licences owned by SouthGobi Sands.

Scope and Terms of Reference

This Competent Person's Report includes a Mineral Resource estimate for the Ovoot Tolgoi, Soumber and Zag Suuj deposits and a Mineral Reserve estimate for Ovoot Tolgoi compliant with Canadian Securities Administrators, 2011. National Instrument 43-101 Standards of Disclosure for Mineral Projects (NI 43-101). The Mineral Reserves estimate is based on a Pre-Feasibility Study completed by MMC which included a mining, processing, site infrastructure, environmental and project development review and operating and capital cost estimations and a preliminary cash flow analysis. The process and conclusions are summarised in this Competent Person's Report which has been prepared for inclusion in a Hong Kong Exchange (HKEx) Circular.

MMC's technical team consisted of senior mining engineers, geologists and process engineers. MMC operates as an independent technical consultant providing resource evaluation, mining engineering and mine valuation services to the resources and financial services industries. This Competent Person's Report was prepared on behalf of MMC by these technical specialists, details of whose qualifications and experience are set out in ***Annexure A.***

MMC has been paid, and has agreed to be paid, professional fees for its preparation of this report. However, to our knowledge, none of MMC staff or sub-consultants who contributed to this Competent Person's Report has any interest in:

- the Company, securities of the Company or companies associated with the Company; or

- the Relevant Asset; or
- the outcome of the acquisition.

Drafts of the Competent Person's Report were provided to the Client, for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in the Competent Person's Report. The Competent Person's Report is based on information made available to MMC before 4th June, 2012.

The title of this report does not pass onto the Client until all consideration has been paid in full.

In addition to work undertaken to generate estimates of Mineral Resources and Mineral Reserves estimates, this Competent Person's Report relies largely on information provided by SGQ, either directly from the site and other offices, or from reports by other organisations whose work is the property of the Company. The data relied upon for the Mineral Resource and Mineral Reserve estimates completed by MMC and contained in this Competent Person's Report, have been compiled primarily by the SGQ and validated where possible by MMC. It specifically excludes all aspects of legal issues, marketing, commercial and financing matters, insurance, land titles and usage agreements, and any other agreements/contracts that the Company may have entered into.

MMC does not warrant the completeness or accuracy of information provided by SGQ which has been used in the preparation of this report. In MMC's opinion, the information provided by SGQ was reasonable and nothing discovered during the preparation of the report suggested that there was any significant error or misrepresentation in respect of that information.

MMC has independently assessed the various Mineral Resources by reviewing historical technical reports, drillhole databases, original sampling data, sampling methodology, engineering studies, future resource development plans, development potential, potential mining issues and metallurgical test work resulting in a Mineral Resource estimate.

MMC completed a Pre-Feasibility Study ("PFS") as the basis of the Ovoot Tolgoi Reserves estimate considering these elements as well as additional mining, recovery and environmental factors. Project infrastructure, marketing and capital aspects were also examined to permit the economic analysis of the Ovoot Tolgoi project.

All opinions, findings and conclusions expressed in the report are those of MMC and its specialist advisors.

Summary of Projects

Location

The Ovoot Tolgoi Mine is located in the southwest corner of the Umnugobi Aimag (South Gobi province), approximately 320km southwest of the provincial capital of

Dalanzadgad, 950km south of the nation's capital Ulaanbaatar, and approximately 45km north of the Mongolia-China border. The Soumber deposit is approximately 20km east of the Ovoot Tolgoi Mine and 45km north of the Mongolia-China border. The Zag Suuj deposit is approximately 150km east of the Ovoot Tolgoi Mine, and approximately 80km north of the Mongolia-China border.

Project Description

The Ovoot Tolgoi Mine comprises two open pits (Sunset and Sunrise) together with associated equipment workshop, coal handling facility, office and accommodation facilities and airstrip. Truck/excavator mining methods are used. Mining commenced in 2008 and production in 2011 was approximately 4 Mt of run of mine (ROM coal) with plans to increase production to 9 Mt annually by 2015. Coal processing comprises three stages – rotary breaker, dry separation and wet processing. The rotary breaker was commissioned in early 2012 and the dry separation plant is scheduled for commissioning in late 2012. All coal is trucked approximately 45km to Ceke on the Chinese border, where wet processing is done in a contract washplant. SouthGobi Sands currently has a contract for washing 3.5 Mt annually and plan to increase this to 7.0 Mt as production increases. The majority of coal requires all three stages of coal processing to meet suitable market specifications. Some coal only requires treatment in the rotary breaker to meet suitable market specifications. In some years, there will be insufficient coal washing capacity and the excess coal will be sold as a lower market specification after processing in the rotary breaker and dry separation plant.

The Soumber and Zag Suuj deposits have not been developed at this stage. MMC understands that SouthGobi Sands will shortly commence a pre-feasibility study for Soumber. MMC anticipates that similar mining and processing methods will be used at Soumber and Zag Suuj to those used at Ovoot Tolgoi. Much of the Ovoot Tolgoi infrastructure would likely be expanded to support the mining at Soumber and Zag Suuj deposits.

Stratigraphy

The coal deposits all occur in the Upper Permian strata of Mongolia. The rocks are generally structurally disturbed with complex faulting and folding due to the adjacent Nariin Sukhait thrust fault zone.

The economic coal tonnages of the Ovoot Tolgoi Coal Mine occur in two fields; the western Sunset Field (formerly named the West Field) and the eastern Sunrise Field (formerly named the South-East Field), which are separated by an area containing coal seams too thin and discontinuous to be currently considered economic.

The Sunset Field includes four major seam groups; the 5, 8, 9 and 10 Seams (from the base upwards). The majority of the Resources are contained in the lower 5 Seam. All seam groups consist of a number of coal plies of variable thickness, separated by stone

partings. Interburden between the seam groups is mainly sandstone and conglomerate, whilst partings within the seam groups tend to be dominated by mudstone and carbonaceous mudstone. The seams dip at 30° to 60° degrees southwards, although complex folding is common. The 5 Seam ranges from 20-50m in true thickness and occurs from subcrop to over 600m deep in the underground Resource block. In places the 5 Seam splits into an upper and lower seam.

Coal seam stratigraphy in the Sunrise Field is similar to the Sunset Field, including the 5U, 5L, 6 and 7 Seams. The upper 6 and 7 Seams are probably the same as the 8, 9 and 10 Seams in the Sunset Field, but correlation of these seams between the Fields has not been undertaken. The 5 Seam is split into an upper and lower section throughout the majority of the field. Most of the Resources are contained in the 5L Seam, which ranges in true thickness from 20-80m. The seams dip at 30° to 50° degrees southwards, although in the northeast of the field the dip steepens

The Soumber field includes six major seam groups, from the base up; the 0, 1, 2, 3, 4 and 5 Seams. Approximately 40% of the Resources come from Seam 2, which averages 5.9m in thickness. All seam groups consist of a number of coal plies of highly variable thickness, separated by stone partings. Interburden between the seam groups is mainly sandstone and conglomerate, whilst partings within the seam groups tend to be dominated by mudstone and carbonaceous mudstone. Three major seams have been identified at Biluut/Jargalant – the 1, 2 and 3 Seams. Correlation of these seams with Soumber has not been undertaken. Approximately 60% of the Resources are contained in Seam 2, which averages 5.5m thick. The seams dip at 30° to 60° degrees southwards, although complex folding is common.

The Zag Suuj deposit includes four major seam groups, from the base up – the A, B, C and D Seams. 50% of the Resources are contained in the B3 Seam, which averages 10m in true thickness. All seam groups consist of a number of coal plies of highly variable thickness, separated by stone partings. Like the Soumber field, the interburden between the seam groups is mainly sandstone and conglomerate, whilst partings within the seam groups tend to be dominated by mudstone and carbonaceous mudstone. Correlation of the seams with other SGQ deposits to the west has however not been undertaken. The seams dip at 20° to 60° degrees southwards and complex folding is common.

Coal Quality

The Ovoot Tolgoi coal is high volatile A to B bituminous, with average raw ash generally ranging from 11-16% and calorific value 6700-7000 kcal/kg ad. Total sulphur for the 5 Seam is generally less than 1%, but the average for the upper seams is 0.9-1.2%. Limited metallurgical testing has been undertaken, but in places, the 5 Seam shows coking properties, with Free Swelling Index (FSI or CSN) values greater than 4. To date, the 5 Seam coal from Sunset has been marketed as a raw semi-soft coking coal (1/3 coal in the Chinese system), whilst Sunrise coal has been marketed as a medium ash product, and 8, 9, 10 Seams as a raw high ash.

The Soumber coal is low to medium volatile bituminous, with average raw ash generally ranging from 16-30% and calorific value 5000-7800 kcal/kg. Total sulphur is generally less than 1%, although averages for plies of the 2 Seam at Soumber range from 0.4-1.4%. Several of the seams have average Free Swelling Index (FSI or CSN) values greater than 4, indicating metallurgical properties. Limited metallurgical testing has been undertaken to date, but it is anticipated that a blend or washed coking coal may be produced from Soumber.

The Zag Suuj coal is low to medium volatile bituminous, with average raw ash generally ranging from 22-29% and calorific value 5600-6100 kcal/kg. Total sulphur is generally 1.0-1.4%. Several of the seams have average Free Swelling Index (FSI or CSN) values greater than 5, indicating metallurgical properties. Limited metallurgical testing has been undertaken to date, but it is anticipated that a blend or washed coking coal may be produced from Zag Suuj.

Mineral Resources

The estimates of Mineral Resource and Mineral Reserves provided in this Independent technical Review and Competent Person's Report are current as of the date on the cover page of this report. Those estimates which are dated prior to 6 months from this date are, in Runge's opinion, still valid as no material change has occurred since this date.

The tables below indicate the Mineral Resources for the Ovoot Tolgoi Deposit (Table 1.1), the Soumber Deposit (Table 1.2), the Zag Suuj Deposit (Table 1.3).

Table 1.1 Summary of Resources Ovoot Tolgoi Deposit 31 October 2011

Field	Type	Seam group	Measured Mt	Indicated Mt	Inferred Mt
Sunset	Surface (depth < 300m)	10	8.8	2.4	1
		9	20.9	6.2	3
		8	5.1	1.7	1
		5U	17.4	15.1	4
		5L	5.5	10.0	5
		Total	**57.8**	**35.5**	**15**
	Underground (depth 300m-600m)	5U	47.4	10.9	9
		5L	3.8	9.5	16
		Total	**51.2**	**20.4**	**25**

Field	Type	Seam group	Measured Mt	Indicated Mt	Inferred Mt
Sunrise	Surface (depth < 300m)	7L/6U/6L	7.3	8.3	4
		5U3/5U2	21.8	9.4	4
		5U1/5U0	6.3	2.1	1
		5L2	27.2	3.7	0
		5L1/5L0	12.8	0.9	0
		Total	**75.5**	**24.4**	**9**
	Underground (depth 300m-600m)	5U3/5U2	0.02	0.9	4
		5U1/5U0	0.1	0.8	1
		5L2	5.7	11.5	19
		5L1/5L0	8.9	9.9	13
		Total	**14.6**	**22.9**	**37**
Grand total	**Surface (depth < 300m)**		**133.3**	**59.9**	**24**
	Underground (depth 300m-600m)		**65.8**	**43.3**	**62**

Totals may not add up due to rounding

Table 1.2 Summary of Soumber Deposit Resources 25th January 2012

Area	Seam group	Measured Mt	Indicated Mt	Inferred Mt
Surface (depth < 300m)				
Central Soumber	5	4.6	3.7	2
	4	5.8	1.9	2
	3	3.8	2.1	1
	2	12.2	3.3	2
	1	1.6	1.9	2
	0	2.8	3.4	2
	Total	**30.8**	**16.3**	**11**
East Soumber	5	0.0	0.0	0
	4	0.0	0.0	1
	3	0.0	4.0	4
	2	16.9	11.1	5
	1	0.0	0.0	0
	Total	**16.9**	**15.1**	**10**

Area	Seam group	Measured Mt	Indicated Mt	Inferred Mt
Biluut	2U	0.6	4.2	5
	2L	4.9	16.4	3
	1U	0.0	0.0	0
	1L1	4.8	11.8	3
	Total	**10.2**	**32.4**	**11**
South Biluut	2U	0.0	0.0	0
	2L	0.0	0.0	0
	Total	**0.0**	**0.0**	**0**
Jargalant	3U	0.0	2.2	1
	3L	0.0	0.0	1
	2U	0.0	0.0	0
	2L	0.0	7.0	5
	1L1	0.0	1.3	3
	Total	**0.0**	**10.5**	**10**
	TOTAL	**57.9**	**74.3**	**42**
Underground (depth 300m-600m)				
Biluut	2U	0.0	0.0	1
	2L	0.0	0.3	6
	1U	0.0	0.0	0
	1L1	0.0	1.8	5
	Total	**0.0**	**2.1**	**12**
South Biluut	2U	0.0	0.3	8
	2L	0.0	2.0	11
	1U	0.0	0.0	0
	1L1	0.0	0.2	5
	Total	**0.0**	**2.5**	**25**
Jargalant	2L	0.0	0.4	2
	1L1	0.0	0.1	1
	Total	**0.0**	**0.5**	**3**
	TOTAL	**0.0**	**5.1**	**40**

Area	Seam group	Measured Mt	Indicated Mt	Inferred Mt
Totals				
Central Soumber		30.8	16.3	11
East Soumber		16.9	15.1	10
Biluut		10.2	34.4	23
South Biluut		0.0	2.5	25
Jargalant		0.0	11.0	14
GRAND TOTAL		**57.9**	**79.3**	**83**

Totals may not add up due to rounding

Table 1.3 Summary of Zag Suuj Resources 31st December 2011

Seam Group	Indicated (Mt)	Inferred (Mt)
D	0.0	0
C	0.0	20
B4	4.8	19
B3	11.0	26
B2	1.2	0
B1	0.0	0
A	0.0	1
Total	**17.0**	**66**

Totals may not add up due to rounding

Potential Coal Tonnes

"Potential coal tonnage" has been estimated where drillhole coverage is insufficient to define a Mineral Resource under the NI43-101 Guidelines. Table 1.4 shows Potential Coal Tonnage at Soumber and Table 1.5 shows Potential Coal Tonnage at Zag Suuj. MMC cautions that the potential coal tonnage estimates are conceptual in nature and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Table 1.4 Soumber Deposit "Potential Coal Tonnage" 25th January 2012

		Tonnage estimate range Mt	
Area	**Seam**	**From**	**To**
Surface depth < 300m			
Central Soumber	7	0	0
	6	0	1
	5	0	4
	4	0	0
	1	0	0
	TOTAL	**0**	**5**
East Soumber	5	0	2
	4	0	2
	3	0	0
	TOTAL	**0**	**4**
Biluut	3L	0	1
	2U	0	1
	2l	0	1
	1U	0	0
	1L1	0	6
	1L0	0	1
	TOTAL	**0**	**9**
South Biluut	**TOTAL**	**0**	**0**
Jargalant	3U	0	1
	3L	0	2
	2U	0	1
	2l	0	1
	1U	0	0
	1L1	0	1
	1L0	0	0
	TOTAL	**0**	**6**
Underground depth 300m-600m			
All areas		**0**	**<1**

Totals may not add up due to rounding

Table 1.5 Zag Suuj Deposit "Potential Coal Tonnage" 31st December 2011

SEAM GROUP	Tonnage Estimate Range (Mt) From	To
D	11	13
C	5	7
B4	0	0
B3	0	1
B2	0	1
B1	0	2
A	0	1
TOTAL (Mt)	**16**	**25**

Totals may not add up due to rounding

Exploration work is ongoing at Zag Suuj and this may upgrade the status of the "potential coal tonnage".

Mineral Reserves

The estimates of Mineral Resource and Mineral Reserves provided in this Independent Technical Review and Competent Person's Report are current as of the date on the cover page of this report. Those estimates which are dated prior to 6 months from this date are, in Runge's opinion, still valid as no material change has occurred since this date.

Table 1.6 shows the Reserves estimate for Ovoot Tolgoi as at 31 October, 2011. The Proved and Probable Reserves of the Ovoot Tolgoi project outlined in Table 1.6 are inclusive of those Resources modified to produce the Reserves, i.e. Reserves are not additional to Resources.

Table 1.6 Reserves Estimate – Ovoot Tolgoi – 31 October 2011

Deposit	Seam	Proved		Probable		Total	
		Mt	Ash (%)	Mt	Ash (%)	Mt	Ash (%)
Sunset	10	5.9	21.4	1.5	25.1	7.4	22.3
	9	15.0	19.2	5.2	21.3	20.3	19.9
	8	3.9	21.1	1.4	25.3	5.3	21.1
	5U	17.1	7.6	14.0	14.6	31.1	11.5
	5L	5.6	13.2	9.3	17.3	15.0	16.0
	Total	**47.6**	**14.4**	**31.4**	**17.7**	**79.1**	**16.2**

Deposit	Seam	Proved		Probable		Total	
		Mt	Ash (%)	Mt	Ash (%)	Mt	Ash (%)
Sunrise	7L/6U/6L	6.8	15.0	8.3	15.5	15.1	15.3
	5U2	19.7	13.7	9.1	14.7	28.8	14.0
	5U1	5.3	16.1	1.8	15.5	7.1	15.9
	5L2	26.4	12.9	4.6	14.6	30.9	13.3
	5L1	13.2	14.6	1.4	18.1	14.7	15.0
	Total	**71.5**	**13.9**	**25.1**	**15.1**	**96.6**	**14.3**
GRAND TOTAL		**119.1**	**14.1**	**56.5**	**16.5**	**175.7**	**15.1**

Totals may not add up due to rounding

Some key assumptions used for the Ovoot Tolgoi Reserves estimate are:

- The Reserves estimates do not include any Inferred Resources, even though the open pits include Inferred Resources.

- The open pit limits will extend across the lease boundary into the adjacent lease held by Mongolyn Alt Corporation (MAK). SouthGobi Sands and MAK have a memorandum of understanding to allow this. The Reserves estimate does not include any coal within the MAK lease extracted as part of the SouthGobi Sands mining operation. For the PFS, waste and coal within the pit and within the MAK lease has been treated as waste (i.e. costs have been assumed for mining of the MAK waste and coal but no revenue has been assumed for the MAK coal).

- The open pits were initially designed to 300m below the original ground surface. It was found that some of the nominal underground Resources (approximately 20m) could easily be mined by open pit mining method. The final pit shells were extended to include this coal in the pit shell and hence some of the Underground Resources have been included in the Open pit Reserves estimates.

- Open pit mining utilising hydraulic excavators and trucks is already operating. Mining occurs in horizontal benches that will contain both waste and coal. Material along the steeply dipping interface between the waste and coal will need to be dozed down the benches. A production rate of 9 million tonnes per annum (mtpa) of run-of mine coal (ROM coal) has been evaluated in the PFS. Mining occurs simultaneously in both Sunset and Sunrise pits.

- ROM coal will be processed in three stages; rotary breaker, dry separation and wet processing, to produce three separate product coals. The majority of coal will undergo all stages of processing to produce a washed product of nominal 8-10% ash. Some of the better quality coal will only be processed through the rotary breaker to produce Product A of nominal 8-10% ash. In some years, the amount of coal requiring washing will exceed the wash plant capacity of 7 mtpa and this coal is assumed to be sold as Product D of nominal 15-18% ash.

- The rotary breaker has recently been commissioned at the mine site. Construction of the dry separation plant at the mine site will commence shortly and is scheduled for completion in Q3 2012. These plants have capacities of 9 mtpa.

- After dry separation, the wash plant feed coal will be transported by truck to Ceke for wet processing. Ejin Jinda has recently constructed a wet wash plant at Ceke with a nominal annual capacity of 3.5 million tonnes and this plant is expected to be commissioned mid-2012. SouthGobi Sands has a contract with Ejin Jinda for processing of 3.5 million tonnes annually over 5 years; however, the QP (Wet Processing) estimates that the annual capacity of the plant will be 3 million tonnes, due to design issues. The PFS assumes annual capacity of 3.0 million tonnes from mid-2012 to mid-2014.

- SGQ plans to enter into a further contract to obtain annual capacity totalling 7 million tonnes. The PFS assumes that the annual capacity of 7 million tonnes will be available by mid-2014.

- All coal is transported by truck to Ceke on the Chinese border, where it is loaded into rail cars for shipment to customers in China.

- Washed coal is assumed sold at $125/t in 2012, reducing to $101/t by 2017 and then constant at $101/t. These prices are for coal sold at the Ejin Jinda wash plant. Product A is assumed sold at $75/t until 2016 then increased to $80/t and Product D at $40/t until 2016 then increased to $45/t. The prices for Product A and D are at the mine site.

- The Reserves estimates account for coal and waste that was mined up to 31 October, 2011.

Risks and Opportunities

Mining is a relatively high risk business when compared to other industrial and commercial operations. Each deposit has unique characteristics and responses during mining and processing, which can never be wholly predicted. MMC's review of the Project indicate risk profiles typical of mining projects at similar levels of Resources and Reserves estimation, mine planning and project development.

MMC has attempted to classify risks associated with the Project based on Guidance Note 7 issued by The Stock Exchange of Hong Kong Limited. Risks are ranked as High, Medium or Low, and are determined by assessing the perceived consequence of a risk and its likelihood of occurring using the following definitions:

Consequence of risk:

- **Major**: the factor poses an immediate danger of a failure, which if uncorrected, will have a material effect (>15% to 20%) on the project cash flow and performance and could potentially lead to project failure;

- **Moderate**: the factor, if uncorrected, could have a significant effect (10% to 15% or 20%) on the project cash flow and performance unless mitigated by some corrective action, and

- **Minor**: the factor, if uncorrected, will have little or no effect (<10%) on project cash flow and performance.

Likelihood of risk occurring within a 7 year timeframe:

- **Likely**: will probably occur;

- **Possible**: may occur, and

- **Unlikely**: unlikely to occur.

The consequence of a risk and its likelihood of occurring are then combined into an overall risk assessment as shown in Table 1.7 to determine the overall risk rank.

Table 1.7 Risk Assessment Table

		Consequence	
Likelihood	**Minor**	**Moderate**	**Major**
Likely	Medium	High	High
Possible	Low	Medium	High
Unlikely	Low	Low	Medium

MMC notes that in most instances it is likely that through enacting controls identified through detailed review of the Project's operation, existing documentation and additional technical studies, many of the normally encountered project risks may be mitigated.

Table 1.8 SouthGobi Resources Coal Assets – Project Risk Summary

Risk Ranking	Risk Description and Suggested Further Review	Mitigation Strategy	Area of Impact
H	**Licencing and Approvals**		
	On the 16th April 2012, SouthGobi announced that the MRAM had requested suspension of mining and exploration activities on certain licences held by SouthGobi, including the licence pertaining to the Ovoot Tolgoi Project.	Understand the status of the mining and exploration tenements with appropriate legal advice.	Ongoing exploration and mining activities. Granting of exploration and mining licences.
	The Ovoot Tolgoi Project is covered by a Special Needs Area. MMC is unsure of the potential impact this designation may have on ongoing operations at the Ovoot Tolgoi Mine.		
	A mining licence application has been filed for the area covering the central Soumber deposit. As at the date of this report, MMC understands that this has not been granted. This area also falls within a Special Needs Area.		
M	**Washplant Commissioning and Operation**		
	Some of the coal is proposed to be toll-washed at a coal wash plant in Ceke, China. An initial wash plant with a proposed capacity of 3.5 Mtpa has been constructed, however, it has not yet been commissioned. A second plant is proposed to increase washing capacity to 7.0 Mtpa by mid-2014.	A lower wash plant capacity has been assumed for the first two years of operation for mine planning purposes.	Product Coal Quantity and Quality Operating Costs per Product Tonne Average Coal Sales Price

Risk Ranking	Risk Description and Suggested Further Review	Mitigation Strategy	Area of Impact
	Laboratory test work has been completed, however, until actual production commences there is uncertainty of the capability of the washplant to deliver at its nameplate capacity of 3.5 Mtpa. As such, the washplant capacity has been assumed to be 3 Mtpa until mid-2014 for planning purposes.		
	Long term supply of water for the second wash plant has yet to be been confirmed.		
	A contract for the use of the second wash plant has not yet been finalised.		
M	**Boundary Agreement with MAK**		
	The pre-feasibility study which is the basis of the Reserves estimate assumes satisfactory agreement with MAK to mine across the adjacent lease boundary to enable mining of all coal within the Sunset and Sunrise pits.	A Memorandum of Understanding has been signed between SouthGobi Sands and MAK and negotiations are in progress to formalise the agreement	Reserves estimate for Ovoot Tolgoi.
M	**Soumber Product Coal Quality**		
	There is inconsistent coal processing information regarding whether the Soumber primary product is coking coal. The most recent results indicate coking properties; however some earlier results indicate that the coal may have less coking properties.	Additional testing is recommended to confirm product coal quality	Product coal quality and sales price

Risk Ranking	Risk Description and Suggested Further Review	Mitigation Strategy	Area of Impact
M	**Coal Sale Price**		
	Sensitivity analysis was completed on the Ovoot Tolgoi PFS economic model. The sensitivity analysis indicated that the project's value was most sensitive to variations in the coal sales price.	Sales contracts have been established (up to 12 months) for the higher value coal products.	Project Operating Margins Project Value
M	**Complex Geology**		
	The structural geology at the Ovoot Tolgoi, Soumber and Zag Suuj deposits is considered to be "complex" due to extensive faulting and folding of the coal seams.	Detailed mine planning. Ongoing definition of the coal resource.	Achieving short term mining schedules. Variable coal loss and dilution over the mine life. Variations in coal quality over the mine life.
M	**Operating and Capital Cost Estimates**		
	The operating and capital cost estimates are based on a pre-feasibility study which has been completed by MMC. Pre-feasibility studies have an inherent accuracy of approximately ±20 to 25%.		Operating and capital cost estimates.

Risk Ranking	Risk Description and Suggested Further Review	Mitigation Strategy	Area of Impact
M	**Recruitment and Training of Semi-Skilled Staff**		
	The Ovoot Tolgoi Project will be required to recruit and train employees to meet their proposed production expansion.	Effective community liaison. Employee training and development programmes.	Forecast production. Operating costs. Operational efficiency
L	**Procurement and Commissioning of Mining Equipment**		
	The Ovoot Tolgoi Project requires to purchase and commission up to 6 excavator and truck fleets to achieve full production within the next five years.	Ensuring adequate time for procurement taking into account the current long lead times for these items.	Coal production and waste movement

2. INTRODUCTION AND TERMS OF REFERENCE

2.1 BACKGROUND

Runge Asia Limited ("RAL"), trading as Minarco-MineConsult ("MMC"), has been engaged by Aluminium Corporation of China Limited ("CHALCO" or the "Client") to carry out an Independent Technical Review ("ITR") and prepare a Competent Person's Report on the Ovoot Tolgoi, Soumber and Zag Suuj Coal Deposits ("the Assets") which are owned by SouthGobi Sands which is in turn wholly owned by SouthGobi Resources Ltd ("SGQ"). This Competent Person's Report has been prepared to assist CHALCO in the conditional acquisition of 60% of SGQ.

The Competent Person defined under the Stock Exchange of Hong Kong Limited ("HKEx") is Robert Mackenzie.

South Gobi Sands holds mining and exploration licences in Mongolia, covering the Ovoot Tolgoi deposit (comprising the Ovoot Tolgoi Coal Mine and Ovoot Tolgoi Underground Deposit), the Soumber deposit and the Zag Suuj deposit.

The Mineral Resource Authority of Mongolia recently requested a suspension of exploration and mining activity on certain licences owned by South Gobi Sands. (Source: http://www.southgobi.com/i/pdf/news/2012-04-16_NR.pdf)

2.2 TERMS OF REFERENCE

The following terms of reference are used in the Competent Person's Report:

- SGQ refers to SouthGobi Resources Ltd;
- CHALCO refers to Aluminium Corporation of China Limited;
- SouthGobi Sands refers to the SouthGobi Sands LLC which is the 100% owned Mongolian-registered subsidiary, which holds the licenses and permits to the Ovoot Tolgoi and operates the mine.
- MMC refers to Minarco-MineConsult, a trading name of Runge LLC and its representatives;
- Ausenco refers to Ausenco Taggart, a joint venture between Ausenco and Taggart Global;
- SGSNA refers to SGS North America Incorporated ; and
- Ovoot Tolgoi Coal Mine refers to the mining operation in the Sunset and Sunrise fields at the Ovoot Tolgoi Deposit together with the associated infrastructure (workshop, coal handling plant, office and accommodation buildings) and the Ejin Jinda wash plant, located at Ceke, China.
- Soumber deposit refers to the Central Soumber, East Soumber, Biluut, South Biluut and Jargalant fields.

In this document to prevent confusion, SouthGobi Sands will always be spelled out and not initialized. When the initials SGS, are used in this report, these refer to the company formally known as SGS North America Incorporated. Care is required to not confuse these two companies when initials are used.

Resource and Reserve definitions are as set forth in the "Canadian Institute of Mining, Metallurgy and Petroleum, CIM Standards on Mineral Resource and Mineral Reserves – Definitions and Guidelines" adopted by CIM Counsel on November 27, 2010.

2.3 PARTICIPANTS

The estimation and reporting of Mineral Resources in this Competent Person's Report complies with the requirements of the Canadian NI 43-101 of the Canadian Securities Administrators. Therefore it is suitable for public reporting.

The information in this Competent Person's Report that relates to Mineral Resources is based on information compiled by Ms Merryl Peterson who is a part time employee of Runge Limited, of which MMC is a trading division, and she is a Member and Chartered Professional

(Geology) of the Australasian Institute of Mining & Metallurgy ("AusIMM"). Ms Peterson has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, as well as the work she has undertaken, to qualify as a Qualified Person as defined by NI 43-101.

The information in this Competent Person's Report that relates to Mineral Reserves for the Ovoot Tolgoi Project is based on information compiled by Mr Robert Mackenzie who is a full time employee of MMC, a trading division of Runge Limited, and he is a Member and Chartered Professional (Mining) of the Australasian Institute of Mining & Metallurgy ("AusIMM"). Mr Mackenzie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, as well as the work he has undertaken, to qualify as a Qualified Person as defined by NI 43-101.

The information in this Competent Person's Report that relates to Geotechnical Mine Design for the Ovoot Tolgoi Project is based on information compiled by Dr Ross Seedsman who is a full time employee of Seedsman Geotechnics Pty Ltd and he is a Member and Chartered Professional (Mine Geotechnics) of the Australasian Institute of Mining & Metallurgy ("AusIMM"). Dr Seedsman has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, as well as the work he has undertaken, to qualify as a Qualified Person as defined by NI 43-101.

The information in this Competent Person's Report that relates to Dry Coal Processing (coal process assumptions (yield and quality) together with capital and operating cost estimates) for the Ovoot Tolgoi Project is based on information compiled by Mr David J Morris who is a full time employee of Ausenco Taggart. He is a certified professional engineer in the states of Colorado, Washington, Utah and Texas in the United States. Mr Morris has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, as well as the work he has undertaken, to qualify as a Qualified Person as defined by NI 43-101.

The information in this Competent Person's Report that relates to Wet Coal Processing (coal process assumptions (yield and quality)) for the Ovoot Tolgoi Project is based on information compiled by Mr Michael Evans who is a full time employee of SGS North America Ltd. He is a registered professional engineer in the USA states for Pennsylvania and West Virginia. Mr Evans has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration, as well as the work he has undertaken, to qualify as a Qualified Person as defined by NI 43-101.

2.4 SITE VISITS

Ms Peterson visited the Ovoot Tolgoi site from 5th to 8th December 2011. Mr Mackenzie visited the Ovoot Tolgoi site from 27th to 29th February, 2012 and inspected the mining operations at both Sunset and Sunrise pits and the coal handling facility. Dr Seedsman visited the site from 17th to 19th January, 2012 and inspected the mining operations at both Sunset and Sunrise pits together with rock exposures in the pit walls. Mr Morris has not visited the coal handling facility; however other senior employees of Ausenco Taggart have visited the site. Mr Evans visited the Ejin Jinda wash plant at Ceke from 24th September to 7th October 2011.

The Zag Suuj, Soumber, Biluut and Jargalant fields were visited by Ms Peterson from 5th to 8th December 2011. A number of the drill sites were inspected and coordinates checked. Mr Mackenzie visited the Soumber deposit on 28th February 2012.

2.5 COMPETENT PERSON AND RESPONSIBILITY

Mineral Resource

The information in this report that relates to Mineral Resources is based on information compiled by or under the supervision of Ms Merryl Peterson, who is a part time employee of MMC and a Member of the Australian Institute of Geoscientists. Merryl Peterson has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which she has undertaken to qualify as a Qualified Person as defined in the National Instrument 43-101 ("NI 43-101").

The Mineral Resource estimate complies with the guidelines of NI 43-101. Therefore it is suitable for public reporting.

Mineral Reserves

The information in this report that relates to Mineral Reserves is based on a Pre-Feasibility Study completed by MMC prepared by Mr. Robert Mackenzie who is a full time employee of MMC and who is a Member of the Australasian Institute of Mining and Metallurgy. Robert Mackenzie has sufficient experience which is relevant to the style of mineralisation and type of deposit under consideration and to the activity which he has undertaken to qualify as a Qualified Person as defined in NI 43-101.

The Mineral Reserve estimate complies with the guidelines of NI 43-101. Therefore it is suitable for public reporting.

HKEx Requirements

Mr. Robert Mackenzie also meets the requirements of a Competent Person, as defined by Chapter 18 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited. These requirements include:

- Greater than five years experience relevant to the type of deposit.
- Member and Chartered Professional (Mining) of the AUSIMM.
- Holds a Bachelor of Engineering (Mining, Hons) Degree.
- Does not have economic or beneficial interest (present or contingent) in any of the reported assets.
- Has not received a fee dependent on the findings outlined in the Competent Person's Report.

- Is not an officer, employee of proposed officer for the issuer or any group, holding or associated company of the issuer.

- Assumes overall responsibility for this Competent Person's Report.

2.6 LIMITATIONS AND EXCLUSIONS

The review was based on various reports, plans and tabulations provided by the Client either directly from the mine sites and other offices, or from reports by other organisations whose work is the property of the Client. The Client has not advised MMC of any material change, or event likely to cause material change, to the operations or forecasts since the date of asset inspections.

The work undertaken for this report is that required for a technical review of the information, coupled with such inspections as the Team considered appropriate to prepare this report. It specifically excludes all aspects of legal issues, commercial and financing matters, land titles and agreements, excepting such aspects as may directly influence technical, operational or cost issues.

MMC has excluded making any comments on the competitive position of the Relevant Asset compared with other similar and competing coal producers around the world. MMC strongly advises that any potential investors make their own comprehensive assessment of both the competitive position of the Relevant Asset in the market, and the fundamentals of the coal market at large.

Limited Liability

MMC will not be liable for any loss or damage suffered by a third party relying on this report (regardless of the cause of action, whether breach of contract, tort (including negligence) or otherwise) unless and to the extent that that third party has signed a reliance letter in the form required by MMC (in its sole discretion). MMC's liability in respect of this report (if any) will be specified in that reliance letter.

Responsibility and Context of this Report

The contents of this report have been created using data and information provided by or on behalf of the Company. MMC accepts no liability for the accuracy or completeness of data and information provided to it by, or obtained by it from, the Company, the Client or any third parties, even if that data and information has been incorporated into or relied upon in creating this report. The report has been produced by MMC using information that is available to MMC as at the date stated on the cover page. This report cannot be relied upon in any way if the information provided to MMC changes. MMC is under no obligation to update the information contained in the report at any time.

Indemnification

The Company has indemnified and held harmless MMC and its subcontractors, consultants, agents, officers, directors, and employees from and against any and all claims, liabilities, damages, losses, and expenses (including lawyers' fees and other costs of litigation, arbitration or mediation) arising out of or in any way related to:

- MMC's reliance on any information provided by the Client; or
- MMC's services or Materials; or
- Any use of or reliance on these services; and

In all cases, save and except in cases of wilful misconduct (including fraud) or gross negligence on the part of MMC and regardless of any breach of contract or strict liability by MMC.

Limitations and Exclusions for Chapter 20 Safety, Environment, Permitting and Community Impact

Chapter 20 'Safety and Environment' were written by an associate, Environmental Resources Management ("ERM").

Disclaimer for Chapter 20 Safety, Environment, Permitting and Community Impact

This Chapter was prepared in accordance with the contracted scope of services for the specific purpose stated and subject to the applicable cost, time and other constraints. In preparing this report, ERM relied on: (a) client/third party information which was not verified by ERM except to the extent required by the scope of services, and ERM does not accept responsibility for omissions or inaccuracies in the client/third party information; and (b) information taken at or under the particular times and conditions specified, and ERM does not accept responsibility for any subsequent changes. This report has been prepared solely for use by, and is confidential to the Client and ERM accepts no responsibility for its use by other persons, except where ERM expressly agrees otherwise. This report is subject to copyright protection and the copyright owner reserves its rights. This report does not constitute legal or financial advice.

Limitations and Use of Chapter 20 Safety, Environment, Permitting and Community Impact

This Chapter or the findings within it must not be used or reproduced, in whole or part, for the purpose of any prospectus, offering circular or similar documentation without the prior written approval of ERM. The reproduction of any extract or summary of this report or the findings of the report, for any use whatsoever, are subject to the prior written approval of ERM. ERM's approval of the use of these or the findings of the report include approval of any limitations and disclaimers in the material in which the reproduction or use occurs.

Intellectual Property

All copyright and other intellectual property rights in this report are owned by and are the property of MMC.

MMC grants the Client a non-transferable, perpetual and royalty-free Licence to use this report for its internal business purposes and to make as many copies of this report as it requires for those purposes.

Mining Unknown Factors

The findings and opinions presented herein are not warranted in any manner, expressed or implied. The ability of the operator, or any other related business unit, to achieve forward-looking production and economic targets is dependent on numerous factors that are beyond the control of MMC and cannot be fully anticipated by MMC. These factors included site-specific mining and geological conditions, the capabilities of management and employees, availability of funding to properly operate and capitalise the operation, variations in cost elements and market conditions, developing and operating the mine in an efficient manner, etc. Unforeseen changes in legislation and new industry developments could substantially alter the performance of any mining operation.

2.7 CAPABILITY AND INDEPENDENCE

MMC provides advisory services to the mining and finance sectors. Within its core expertise it provides independent technical reviews, resource evaluation, mining engineering and mine valuation services to the resources and financial services industries.

MMC has independently assessed the Relevant Assets of the Client by reviewing pertinent data, including resources, reserves, manpower requirements and the life of mine plans relating to productivity, production, operating costs and capital expenditures. All opinions, findings and conclusions expressed in this Report are those of MMC and its specialist advisors.

Drafts of this report were provided to the Client, but only for the purpose of confirming the accuracy of factual material and the reasonableness of assumptions relied upon in this Report.

MMC has been paid, and has agreed to be paid, professional fees based on a fixed fee estimate for its preparation of this Report. None of MMC or its directors, staff or specialists who contributed to this report has any interest or entitlement, direct or indirect, in:

- the Company, securities of the Company or companies associated with the Company; or
- the Client, securities of the Client or companies associated with the Client;
- the right or options in the Relevant Assets; or
- the outcome of the proposed transaction.

This ITR was prepared on behalf of MMC by the signatories to this report, details of whose qualifications and experience are set out in Annexure A to this ITR. The Specialists who contributed to the findings within this Report have each consented.

MMC has previously prepared Technical Reports compliant with NI43-101 covering Ovoot Tolgoi (March 2011 and March 2012), Soumber (March 2011 and March 2012) and Zag Suuj (March 2012). These Reports were lodged on SEDAR in accordance with Canadian requirements. MMC does not believe that their independence has been compromised in any way through preparing these previous Technical Reports.

3. RELIANCE ON OTHER EXPERTS

In the preparation of this Competent Person's Report, MMC has relied on other reports, opinions or statements of other qualified persons and other experts, for information concerning relevant issues and factors relevant to this Competent Person's Report. The extent of MMC's reliance and the relevant portions/sections of the Competent Person's Report that are the subject of this reliance are detailed below.

Norwest Corporation and The Americas Group

The following reports were drafted and prepared by Richard Tifft of Norwest Corporation (Norwest) and Patrick Riley of The Americas Group (TAG) as referenced within this Competent Person's Report and detailed in the List of References to this Competent Person's Report:

- *Ovoot Tolgoi Preliminary Feasibility Study (Volume I of III – Executive Summary)*, dated October 23, 2009,
- *Ovoot Tolgoi Preliminary Feasibility Study (Volume II of III – Pre-Feasibility Study – Technical)*, dated October 23, 2009 and
- *Ovoot Tolgoi Preliminary Feasibility Study (Volume III of III – Pre-Feasibility Study – Economic)*, dated October 23, 2009.

Additionally, Richard Tifft of the Northwest Corporation prepared the *Technical Report Soumber Property, Omnigovi Aimag, Mongolia*, October 21, 2009. which has been referenced within this Competent Person's Report and detailed in the List of References to this Competent Person's Report.

McElroy Bryan Geological Services Pty Ltd (MBGS)

The Geological Models on which the Resource Estimation, Pit Optimization, Design and Reserves Estimates were based:

- The Geological Model for Sunset was created by Marcos Axelsson of McElroy Bryan Geological Services Pty Ltd ("MBGS"); and

- The Geological Model for Sunrise was created by Marcos Axelsson of MBGS, and
- The Geological Model for Soumber was created by Janet Bartolo of MBGS; and
- The Geological Model for Biluut/Jargalant was created by Marcos Axelsson of MBGS; and,
- The Geological Model for Zag Suuj was created by MBGS;

MMC was not retained to undertake any geological modelling work. MMC was not retained to audit the above Geological Models and accordingly, MMC has not audited those Geological Models supplied to it. The above Geological Models were provided to MMC by SouthGobi Sands.

Subject to the matters referred to in Section 12, MMC has relied on the accuracy of the Geological Models supplied to it. The MBGS geological models were accompanied by a disclaimer, emphasizing the status of the models:

The model relating to this data release was created using geological data (largely drill hole data). Where data has been provided to MBGS, MBGS accepts no liability for the accuracy or completeness of the data. This model is a model of the geological data and geological interpretation based on the data available. Due to data densities and geological complexities not all geological changes may be apparent in the model.

Some known geological features (such as small scale faults) may not be incorporated in the model due to lack of continuation of the feature, limited data to interpret the feature or feature size and modelling parameters. Some modelled geological features may not fully represent the geologist's interpretation due to data or software limitations.

SouthGobi Sands

Verbal and visual geological information, geological data and geological studies were provided to MMC by SouthGobi Sands staff.

4. PROPERTY DESCRIPTION AND LOCATION

4.1 LOCATION

The Ovoot Tolgoi Mine is located in the southwest corner of the Umnugobi Aimag (South Gobi province), approximately 320km southwest of the provincial capital of Dalanzadgad, 950km south of the nation's capital Ulaanbaatar, and approximately 45km north of the Mongolia-China border. The Soumber deposit is approximately 20km east of the Ovoot Tolgoi Mine and 45km north of the Mongolia-China border. The Zag Suuj deposit is approximately 150km east of the Ovoot Tolgoi Mine, and approximately 80km north of the Mongolia-China border.

Project Description

The Ovoot Tolgoi Mine comprises two open pits (Sunset and Sunrise) together with associated equipment workshop, coal handling facility, office and accommodation facilities and airstrip. Truck/excavator mining methods are used. Mining commenced in 2008 and production in 2011 was approximately 4 Mt of run of mine (ROM coal) with plans to increase production to 9 Mt annually by 2015. Coal processing comprises three stages – rotary breaker, dry separation and wet processing. The rotary breaker was commissioned in early 2012 and the dry separation plant is scheduled for commissioning in late 2012. All coal is trucked approximately 45km to Ceke on the Chinese border, where wet processing is done in a contract washplant. SouthGobi Sands currently has a contract for washing 3.5 Mt annually and plan to increase this to 7.0 Mt as production increases. The majority of coal requires all three stages of coal processing to meet suitable market specifications. Some coal only requires treatment in the rotary breaker to meet suitable market specifications. In some years, there will be insufficient coal washing capacity and the excess coal will be sold as a lower market specification after processing in the rotary breaker and dry separation plant.

The Soumber and Zag Suuj deposits have not been developed at this stage. MMC understands that SouthGobi Sands will shortly commence a pre-feasibility study for Soumber. MMC anticipates that similar mining and processing methods will be used at Soumber and Zag Suuj to those used at Ovoot Tolgoi. Much of the Ovoot Tolgoi infrastructure would likely be expanded to support the mining at Soumber and Zag Suuj deposits.

4.2 OWNERSHIP

Previous work at the assets was conducted under the property control of Ivanhoe Mines Ltd (IVN). The coal division of IVN and all its coal exploration licences (including the exploration licenses at Ovoot Tolgoi, Soumber and Zag Suuj) were sold to SouthGobi Resources Ltd (SGQ) (formerly Asia Gold Corp. (Asia Gold)) in 2007.

SGQ holds its interest in the Assets through its 100% owned subsidiary SouthGobi Sands LLC (SouthGobi Sands), the operating company under SGQ, which is a Mongolian-registered company that holds the licenses and permits to the Assets.

MMC notes that the Mineral Resource Authority of Mongolia recently requested a suspension of exploration and mining activity on certain licences owned by SouthGobi Sands.

The Mongolian government grants Exploration Licenses for a period of three years with the right to extend the period twice for two additional years each. Exploration license holders are subject to various environmental protection obligations. Following a successful exploration program, an exploration license holder can apply for a mining license over any portion of the exploration license. A mining license is granted for a period of 30 years, with the right to extend the period twice for 20 additional years with each extension. A mining license covers both mineral and surface lease rights.

Mongolia Mineral Law contains a provision to sign a Pre-Mining Agreement (PMA) with the Mineral Resources Authority of Mongolia (MRAM), which allows the exploration license

to be extended by up to three years to perform certain activities, including additional exploration, pre-feasibility studies, and certain development work. SouthGobi has applied for and met all the requirements to receive the PMAs and subsequent exploration license extension, and fully expects to receive the formal approval from the MRAM in due course. The obligations for the holder of a PMA are the same as for an exploration license.

In order to maintain a Mineral Exploration Licence an annual renewal fee is paid. An annual exploration plan and associated Environment Protection Plan must be submitted and approved, and a minimum exploration activity is required each year. Additionally a report of the exploration activity must be submitted by January 31 of the following year. From discussions with SGQ, MMC understands that SGQ has complied with all these requirements.

The primary requirements to maintain Mining Licenses in Mongolia are:

- Pay annual renewal fee of US$5.00/ha;
- Submit and have approved an Annual Mine Plan;
- Report mining quantities and pay appropriate royalties;
- Submit and have approved annual Environmental Protection Plan for mining activities; and
- Submit annual report on mining activities by February 15 of following year.

SouthGobi Sands has advised that all of these requirements have currently been met.

Current policy stipulates that any coal extracted and sold during exploitation is subject to a royalty rate of 2.5% and 5% of the sales value for domestic and international sales, respectively. MMC is not aware of any other royalties that may apply to this property.

Ovoot Tolgoi

SouthGobi Sands's Mine License 12726A was granted September 20, 2007 for the development of an open-pit coal mine. MMC has sighted a copy of the Mine License. The SouthGobi Sands lease is adjacent to Mine License held by Mongolyn Alt Corporation (MAK). The coal deposits extend across the lease boundary. The Resource and Reserve estimates are limited to the SouthGobi Sands lease, even though the open pits are assumed to develop across the lease boundaries in order to extract all economic coal within the SouthGobi Sands lease. SouthGobi Sands and MAK have a Memorandum of Understanding, dated 24th May, 2007, covering mining across the lease boundary. For the PFS, a series of rules have been developed for practical mining across the boundary.

The Sunset (formerly named West) Field occupies the area southwest of the MAK license boundary and encompasses the Sunset Pit of SouthGobi Sands's Ovoot Tolgoi surface mine operation, whilst the underground Resource area is the down dip extension of the Sunset Field. The Sunrise (formerly named South-East) Field occupies the area southeast of the MAK license area. All Resource areas set out in this Competent Person's Report are within the SouthGobi Sands mine license.

The Government of Mongolia approved the coordinates obtained from survey. Coordinates of the SouthGobi Sands mine license 12726A are presented in Table 4.1 and the location plan in Figure 4.1.

Table 4.1 Ovoot Tolgoi Project – SouthGobi Sands Mine License Description

License Number	Licensee	Inception Date	Expiry Date	Corner	License Coordinates Easting	Northing	Area Hectares	Mineral Interest
12726A	SouthGobi Sands, LLC	Sept. 11, 2007	2037	1	101°05'6.65"	43°01'21.29"	9312.27	100% Coal
				2	101°08'5.64"	43°01'21.29"		
				3	101°08'5.74"	42°59'59.27"		
				4	101°16'30.74"	42°59'59.24"		
				5	101°16'30.64"	43°01'21.31"		
				6	101°19'10.65"	43°01'21.31"		
				7	101°19'10.65"	43°01'41.31"		
				8	101°20'40.64"	43°01'41.31"		
				9	101°20'40.75"	42°58'16.23"		
				10	101°05'6.73"	42°58'16.25"		

MMC provides this information as a reference only and recommends that land titles and ownership rights be reviewed by legal experts.

Soumber

The exploration licenses for MEL9443X and MEL9449X were initially granted to IVN on December 28, 2002 (inception date), who transferred them to South Gobi Sands on February 22, 2007. The Mongolian Mineral Exploration License (MEL) Certificate issued by the Mineral Resources Authority of Mongolia (MRAM) documents that license fees were paid by SGQ and the license kept in good standing. All lease documentation reviewed by the QP (Resources) indicates that the MEL was unencumbered when transferred to SGQ.

License coordinates for MEL 9443X have been changed three times since the time of its inception in 2002. A part of adjacent license 5264X was transferred to 9443X in March 10, 2005. Ovoot Tolgoi mining license 12726A was granted to SGQ in September 20, 2007 and the west portion of the license 9443X was added into adjacent mining license 12726A on September 20, 2007. In 2011 part of 9443X was converted into Mining Licence MV-016869.

The coordinates are defined in the document "Certificate of Exploration License" issued by T. Zanashir, Chairman of the Mongolian Office of Geology and Mining Cadastre, a division of MRAM. A copy of the certificate was supplied to MMC by SGQ. MMC has reviewed the License Certificate and the legal reviews, plus made an independent check of the MRAM license database. All show SouthGobi Sands to be the unencumbered owner of the license.

Figure 4.1 Ovoot Tolgoi Project – Location Plan


SouthGobi Resources' discovery and exploration project
Local mine
SouthGobi coal exploration licence
SouthGobi coal mining licence
Documented coal occurrence
Permian-Age coal-bearing basin
Railway
Planned railway
Major, paved road
Road; paving planned
MONGOLIA
CHINA
ULAANBAATAR
Sainshand
Erenhot
Dalanzadgad
Gashuun Sukhait
Ganqimaodao
Ovoot Tolgoi Complex
Shivee Khuren
Ceke
Ejinaqi
Jiuquan
Jiayuguan
steel-making industrial centre
Jinquan
industrial centre
Baotou
steel-making industrial centre
Bayan Obo
Wuyuan
Linhe
Wuhai
Shuozhou
Jining
Datong
BEIJING
Port of Qinhuangdao
Port of Tianjin
BOHAI GULF
(to Pacific Ocean)
to Port of Huanghua in Bohai Gulf
Trans-Mongolian Railway link to Europe
Trans-China Railway
Trans-Manchurian Railway
(2013 completion)
0
200 km
Russia
Ulaanbaatar
Mongolia
China
Beijing
Shanghai
Seoul
Tokyo
Client : SOUTHGOBI RESOURCES LTD
Project : OVOOT TOLGOI
Figure : OVOOT TOLGOI LOCATION PLAN
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 4.1
SouthGobi Resources
minarco mineconsult

The MELs covering the Soumber Deposit were extended to December 28, 2005, the second term/first renewal was granted and extended to December 28, 2007, and expired on December 28, 2010. The third renewal has been granted to December 28, 2011.

SouthGobi Sands have converted a portion of MEL9443X, covering the East Soumber and Biluut Fields, into Mining Licence MV-016869 during 2011. SGQ have also submitted a Mining Licence application for the part of MEL9443X that covers Central Soumber; however, this has not yet been granted.

The coordinates of the various licences are shown in Table 4.2 and Location Plan in Figure 4.2.

Table 4.2 Soumber Project – License Description

License Number	Licensee	Inception Date	Expiry Date	Corner	License Coordinates Easting	Northing	Area Hectares	Mineral Interest
MV016869	SouthGobi sands, LLC	28 Dec 2011	28 Dec 2014	1	101°32'43"	42°56'1.24"	10,985.82	100% Coal
				2	101°32'43"	42°57'10"		
				3	101°20'21"	42°57'10"		
				4	101°20'21"	42°58'55"		
				5	101°36'33"	42°58'55"		
				6	101°36'33"	42°58'14"		
				7	101°49'23"	42°58'14"		
				8	101°49'23"	42°56'1.23"		
9443X	SouthGobi sands, LLC	28 Dec 2002	28 Dec 2011, PMA applied for	1	101°35'0.73"	43°1'21.28"	23,970.2	100% Coal
				2	101°35'0.73"	43°0'1.28"		
				3	101°43'0.72"	43°0'1.3"		
				4	101°43'0.82"	42°59'1.24"		
				5	101°50'0.83"	42°59'1.23"		
				6	101°50'0.81"	42°56'1.23"		
				7	101°49'23"	42°56'1.23"		
				8	101°49'23"	42°58'14"		
				9	101°36'33"	42°58'14"		
				10	101°36'33"	42°58'55"		
				11	101°20'21"	42°58'55"		
				12	101°20'21"	42°57'10"		
				13	101°32'43"	42°57'10"		
				14	101°32'43"	42°56'1.24"		
				15	101°16'30.74"	42°56'1.25"		
				16	101°16'30.74"	42°58'16.24"		
				17	101°20'40.75"	42°58'16.23"		
				18	101°20'40.64"	43°1'21.32"		

License Number	Licensee	Inception Date	Expiry Date	Corner	License Coordinates Easting	Northing	Area Hectares	Mineral Interest
9449X	SouthGobi sands, LLC	28 Dec 2002	28 Dec 2011, PMA applied for	1	102˚0'0.87"	42˚56'1.26"	168,538.79	100% Coal
				2	102˚0'0.86"	42˚48'1.24"		
				3	101˚54'0.8"	42˚48'1.24"		
				4	101˚54'0.8"	42˚49'1.24"		
				5	101˚48'0.79"	42˚49'1.24"		
				6	101˚48'0.79"	42˚46'1.24"		
				7	101˚49'0.79"	42˚46'1.24"		
				8	101˚49'0.79"	42˚44'1.24"		
				9	101˚55'0.78"	42˚44'1.24"		
				10	101˚55'0.77"	42˚43'1.24"		
				11	102˚0'0.86"	42˚43'1.23"		
				12	102˚0'0.84"	42˚38'1.22"		
				13	101˚59'50.41"	42˚36'36.17"		
				14	101˚58'10.32"	42˚38'21.49"		
				15	101˚48'20.77"	42˚41'1.25"		
				16	101˚33'31.58"	42˚42'28.83"		
				17	101˚0'0.72"	42˚49'21.25"		
				18	101˚0'0.72"	42˚50'1.27"		
				19	101˚6'0.72"	42˚50'1.25"		
				20	101˚6'0.73"	42˚53'1.25"		
				21	101˚2'0.72"	42˚53'1.26"		
				22	101˚2'0.72"	42˚54'1.26"		
				23	101˚0'0.72"	42˚54'1.26"		
				24	101˚0'0.72"	42˚56'1.26"		

MMC provides this information as a reference only and recommends that land titles and ownership rights be reviewed by legal experts.

Figure 4.2 Soumber Project – Location Plan


SouthGobi Resources' discovery and exploration project
Local mine
SouthGobi coal exploration licence
SouthGobi coal mining licence
Documented coal occurrence
Permian-Age coal-bearing basin
Railway
Planned railway
Major, paved road
Road; paving planned
ULAANBAATAR
MONGOLIA
CHINA
Trans-Mongolian Railway link to Europe
Sainshand
(2013 completion)
Erenhot
Jining
Datong
BEIJING
Port of Qinhuangdao
BOHAI GULF (to Pacific Ocean)
Port of Tianjin
Trans-Manchurian Railway
Bayan Obo
Baotou steel-making industrial centre
Shuozhou
to Port of Huanghua in Bohai Gulf
Gashuun Sukhait
Ganqimaodao
Jinquan industrial centre
Wuyuan
Linhe
Wuhai
Trans-China Railway
Dalanzadgad
Soumber Deposit
Shivee Khuren
Ceke
Ejinaqi
Jiuquan
Jiayuguan steel-making industrial centre
0
200 km
Russia
Ulaanbaatar
Mongolia
China
Beijing
Seoul
Tokyo
Shanghai
Client : SOUTHGOBI RESOURCES LTD
Project : SGS PROJECT
Figure : SOUMBER LOCATION PLAN
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 4.2
SouthGobi Resources
minarco mineconsult

Zag Suuj

The exploration licenses XV-013779 and XV-005267 were initially granted to IVN on December 28, 2002 (inception date), who transferred them to SouthGobi Sands on February 22, 2007. The Mongolian Mineral Exploration License (MEL) Certificate issued by the Mineral Resources Authority of Mongolia (MRAM) documents that license fees were paid by SGQ and the license kept in good standing. All lease documentation reviewed by the QP (Resources) indicates that the MEL was unencumbered when transferred to SGQ.

The coordinates are defined in the document "Certificate of Exploration License" issued by T. Zanashir, Chairman of the Mongolian Office of Geology and Mining Cadastre, a division of MRAM. A copy of the certificate was supplied to MMC by SGQ. MMC has reviewed the License Certificate and the legal reviews, plus made an independent check of the MRAM license database. All show South Gobi Sands to be the unencumbered owner of the license.

The MELs covering the Zag Suuj Deposit were extended to December 28, 2005, the second term/first renewal was granted and extended to December 28, 2007, and expired on December 28, 2010. The third renewal was granted to December 28, 2011.

The Zag Suuj Deposit consists of MELs 13779X and 5267X (PMAs applied for), with boundary corners at the coordinates shown in Table 4.3 and as shown in Figure 4.3.

Table 4.3 Zag Suuj Project – Exploration License Description

License Number	Licensee	Inception Date	Expiry Date	Corner	License Coordinates Easting	Northing	Area Hectares	Mineral Interest
13779X	SouthGobi sands, LLC	28-Dec-02	28-Dec-11, PMA applied for	1	103°19'1.06"	42°54'31.24"	67,869	100% Coal
				2	102°30'0.95"	42°54'31.27"		
				3	102°30'0.89"	43°00'1.27"		
				4	103°19'0.95"	43°00'1.33"		
5267X	SouthGobi sands, LLC	28-Dec-02	28-Dec-11, PMA applied for	1	103°06'1.05"	42°54'31.27"	33,296	100% Coal
				2	103°06'1.03"	42°47'1.26"		
				3	102°51'0.95"	42°47'1.24"		
				4	102°51'0.95"	42°48'1.24"		
				5	102°48'0.95"	42°48'1.24"		
				6	102°48'0.97"	42°54'31.24"		

MMC provides this information as a reference only and recommends that land titles and ownership rights be reviewed by legal experts.

Figure 4.3 Zag Suuj Project – Location Plan


SouthGobi Resources' discovery and exploration project
Local mine
SouthGobi coal exploration licence
SouthGobi coal mining licence
Documented coal occurrence
Permian-Age coal-bearing basin
Railway
Planned railway
Major, paved road
Road; paving planned
MONGOLIA
CHINA
ULAANBAATAR
Trans-Mongolian Railway link to Europe
Sainshand
(2013 completion)
Erenhot
Zag Suuj
Dalanzadgad
Gashuun Sukhait
Ganqimaodao
Jinquan industrial centre
Bayan Obo
Baotou steel-making industrial centre
Wuyuan
Linhe
Wuhai
Shuozhou
to Port of Huanghua in Bohai Gulf
Jining
Datong
BEIJING
Port of Qinhuangdao
Port of Tianjin
BOHAI GULF (to Pacific Ocean)
Trans-Manchurian Railway
Ceke
Shivee Khuren
Ejinaqi
Jiuquan
Jiayuguan steel-making industrial centre
Trans-China Railway
0
200 km
Russia
Ulaanbaatar
Mongolia
China
Beijing
Seoul
Tokyo
Shanghai
minarco mineconsult
SouthGobi Resources
Client : SOUTHGOBI RESOURCES LTD
Project : ZAG SUUJ FIELD
Figure : ZAG SUUJ LOCATION PLAN
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 4.3

4.3 ENVIRONMENTAL LIABILITY AND PERMITTING

The Mongolian Minerals Law (2006) and Mongolian Land Law (2002) govern SouthGobi Sands's exploration, mining, and land use rights for the assets. Water rights are governed by the Mongolian Water Law, and the Mongolian Minerals Law. These laws allow licence holders to use the land and water in connection with exploration and mining operations, subject to the discretionary authority of Mongolian national, provincial, and regional governmental authorities as granted under Mongolian law.

The key environmental reports for the Ovoot Tolgoi Deposit are titled Detailed Environmental Impact Assessment for the Nariin Sukhait Coal Deposit Mining Project, prepared by Environmental Consulting Company (ENCO), Ltd, 2006, and the Addendum, prepared in 2006. MMC has sighted a copy of the signed Addendum, which was recognized by the Governor, Gurvan Tes soum (B Dabaatseren). Further changes will be required to permit the mine plan proposed by MMC in the PFS, as discussed in Section 20. MMC understands that SouthGobi Sands plans to submit an Addendum in 2012.

Exploration license holders are also subject to various environmental protection obligations. Within 30 days of receipt of a license, the holder must prepare an environmental protection plan (EPP). The EPP should be inclusive of the environmental impact assessment, mitigation and implementation of the measures in terms of environmental protection. The holder is required to notify the local governing body (soum) of annual exploration plans, must update the EPP annually, and must submit a bond consisting of 50% of the estimated cost of any ground reclamation for each year's activities. Upon extension of the exploration license, an update EPP is required to be submitted.

Currently, MMC is not aware of any environmental, permitting, legal, title, taxation, socioeconomic, marketing, political, or other relevant issues that may materially affect the potential mining of coal that exist within the confines of the SouthGobi Sands mine license area.

Mineral law regulates licensing, minerals exploration and mining issues in Mongolia and clearly shows initial environmental obligations for exploration and mining activities. Initial environmental obligations relevant to the exploration and mining activities are summarised below. Note that environmental obligations are not limited to the points below.

Exploration Environmental Obligations

Article 38 has a specific section for environmental protection obligations for exploration activities. However, Article 35.2.2 and Article 37 describe the environmental protection activities during minerals exploration. Explorers should submit an Environmental Protection Plan (EPP) for exploration activity to the Soum Governor for its approval, once the Exploration Plan has been approved by MRAM and SSIA. The EPP should be inclusive of environmental impact assessment and mitigation and implementation of the measures in terms of protection. Once the EPP has been approved

by the Soum Governor, Explorer should submit the EPP for Aimag SSIA and deposit 50% of budget on the EPP to the relevant Soum Bank Account as a guarantee. This is refunded upon 100 percent fulfillment of the environmental obligations on EPP, including disturbed site rehabilitation. In addition, Article 40 regulates the termination date and extension of exploration license, and an updated/ renewed EPP is required to extend after the termination date of the exploration license.

Mining Environmental Obligations

Article 39 of Minerals Law describes environmental obligations for mining activities. To commence mining activity, the company should undertake a Detailed Environmental Impact Assessment (DEIA) according to the EIA law of Mongolia. The DEIA should include impact assessment, mitigation and implementation of measures in terms of mine activities. The company should deposit 50% of the annual environmental protection budget to the MNET Bank Account within the first month of each year. If the company does not deposit the Bond to the MNET bank account, the Soum Governor has the right to shut down the annual mining activity of the company. If the company does not perform the environmental obligations of the year, the Soum Governor and SSIA inspectors have the right to stop mining activity of the upcoming year. According to the EIA and Minerals law, the company has to amend the DEIA upon alteration of the T & E study report in terms of an increase of mineral reserves proved by additional exploration, modification of mine equipment and increase or changes of mine infrastructure etc. Additionally, Article 45 of Minerals Law regulates mine closure issue.

Figure 4.4 Soumber Project – Exploration Licences 13779X and 5267X



LEGEND
Mining License
Exploration License
Coalfield
State Boundary
Subprovince Boundary
Ovoot Tolgoi-12726A
9443X
Soumber-MV-016869
9449X
13779X
5267X
Zagsuuj Coalfield
Noyon
M O N G O L I A
C H I N A
LOCATION
MONGOLIA
RUSSIA
Client : SOUTHGOBI RESOURCES LTD
Project : ZAG SUUJ FIELD
Figure : COALFIELD MAP
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 4.4
minarco mineconsult
SouthGobi Resources

5. ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE AND PHYSIOGRAPHY

5.1 CLIMATE AND PHYSIOGRAPHY

The region experiences a continental desert climate. Temperatures range from 0° to -30°C in the winter and from 30° to 35°C in the summer. High winds frequently occur throughout the spring. Average rainfall is 133mm, ranging from 100mm to 200mm, with most precipitation (70%-80%) occurring during July and August. The weather is acceptable for exploration activities from mid-March through October. The climate allows year-round mining operations.

The Umnugobi Aimag is within the physiographic region of the Gobi Desert. The topography of the deposit varies from flat, gravel-covered desert plains to moderately hilly terrain. Surface elevation ranges from 1,515 to 1,555m above sea level.

Vegetation is sparse, consisting primarily of small shrubs and grasses. The area currently supports a traditional subsistence economy focused on raising sheep, goats, and camels.

5.2 ACCESSIBILITY AND INFRASTRUCTURE

All parts of the assets are accessible with four-wheel-drive vehicles.

Ovoot Tolgoi

A regular air service is available from Ulaanbaatar to Dalanzadgad and to Ovoot Tolgoi. Travel from Dalanzadgad to the property takes approximately seven hours over unpaved roads. In September 2006, SouthGobi Sands acquired a permit for an on-site airport which was constructed and completed in 2007. Ovoot Tolgoi is now accessible via daily week day chartered aircraft from Ulaanbaatar for crew rotation and bringing in supplies.

There are two primary sources of mining labour – Ulaanbaatar and the local soum. Currently, approximately 57% of SouthGobi Sands employees are local. The remaining employees are flown to and from Ulaanbaatar. Employees generally work on a two-week on, one-week off rotation.

A rail line connects the Ovoot Tolgoi area with the interior of China. The railroad terminus is situated at Ceke, approximately 45km south of the Ovoot Tolgoi Deposit. Coal trucks travel overland from the Ovoot Tolgoi Mine and neighbouring MAK coalmine to the railroad terminus and coal distribution areas located just south of the Chinese border. In 2010, a two lane paved road was constructed from the mine to Ceke, which is being used by unloaded coal trucks. A sealed road for loaded haul trucks is planned for construction in 2012.

Electrical power for the camp and shop complexes was initially supplied by diesel generators. The camp and shop complexes are now connected to a powerline that runs

from China to Gurvantes Soum, supplying electrical power to the area. Additional power for the coal handling facility is being generated by diesel powered generators. MMC understands that SouthGobi Sands proposes to eventually connect the coal handling facility to the power line from China, when sufficient power is available. For the PFS, the connection to the Chinese power line has been assumed from 2015 with consequent reduction in operating cost for the coal handling facility.

No surface water is currently available in the immediate area of the Ovoot Tolgoi Deposit. Water for the camp and shop complexes is being supplied from water supply wells drilled near each location as part of hydrological investigations. The infrastructure plans include water treatment to allow well water to be used for potable purposes. Until the treatment plant is complete, bottled water is being used for potable purposes. Water for dust suppression is available from the pit dewatering. Exploration for ground water is ongoing; however, so far, sufficient ground water capable of supporting a wet coal processing plant has not been found in the area.

Waste disposal areas have been identified and approved in the mining permit.

A key feature of the coal seams is their friable nature which allows removal of some waste by treatment in a rotary breaker, which was commissioned in February 2012. SouthGobi Sands is currently installing a dry processing plant, consisting of three FGX dry separators with associated conveyors and truck loading hoppers, which is scheduled for commissioning in late 2012. The plant will have a capacity to process up to 9 million tonnes annually when completed. As an interim step prior to completion of the FGX dry separators, the run of mine coal is being treated in the rotary breaker only. Some of the Sunset seam 5 coal will meet Product A specification after processing in the rotary breaker and will be stockpiled separately for sale "at the mine gate". The remaining coal will be processed through the FGX separators. Most of the product from the FGX separators will be trucked to Ceke for wet processing in the Ejin Jinda toll washing plant. SouthGobi Sands has entered into a contract with Ejin Jinda for the processing of 3.5 million tonnes of coal annually and plan to increase this to 7.0 million tonnes annually by 2015. The contract also includes loading of washed product coal at Ceke. In some years, the product from the FGX separators will exceed the capacity of the Ejin Jinda wash plant. When this occurs, the excess coal will be sold as Product D "at the mine gate".

On September 20, 2007, SouthGobi Sands received a Mine License for the development of surface coal mining at Ovoot Tolgoi. The mine began operation in April, 2008 after receiving a Permit to Mine from the Mongolian Government.

Soumber and Zag Suuj

At present, there is no mining at Soumber or Zag Suuj, although MMC understands that SouthGobi Sands intends commencing pre-feasibility studies in 2012. MMC anticipates that similar mining and processing methods will be used for Soumber and Zag Suuj. Some of the existing Ovoot Tolgoi infrastructure, such, as office and accommodation, can likely be expanded for use at Soumber and Zag Suuj.

There appears to be sufficient areas at Soumber and Zag Suuj to locate waste disposal without impacting known in-place resources, and to site mine facilities including coal handling and processing (wash) plant, if necessary.

6. HISTORY

The first geologic investigations in the Ovoot Tolgoi region occurred between 1951 and 1952. This initial geologic investigation led by V.S. Volkhonina (1952), included mapping at a scale of 1:500,000.

6.1 OVOOT TOLGOI

Coal was first identified in the Nariin Sukhait area in 1971 by a Mongolian exploration survey led by D. Dashtseren (1971). A study of the Nariin Sukhait coal deposit was undertaken by Exploration Unit No.15 of Ulaanbaatar Geological Research Group in 1991. This study included field mapping, trenching, drilling of 34 boreholes, analysis of coal quality, and calculation of resources for the two most promising resource areas, now controlled by MAK, which are outside the SouthGobi Sands mining licence. Based on standards from the former Soviet Union, inferred resources (categories A+B+C1+C2+P1) were reported to the +1,450m level, corresponding to 75 to 90m depth. Total inferred resources were reported at 125,519,900 tonnes. A Qualified Person has not done sufficient work to classify the historical estimate as a current mineral resource or reserve and SouthGobi Sands is not treating this historical estimate as accurate. SouthGobi Sands are not relying on this historical estimate, as the estimate was not done to NI 43-101 standard and the boundaries of the resource estimate are uncertain. SouthGobi Sands have conducted their own separate exploration, geological modelling and Resource estimation, which does not include any of the earlier Nariin Sukhait exploration work. SouthGobi Sands does not plan on undertaking any work to upgrade the historical estimate to NI 43-101 standards.

The former Soviet Union generally divided a mineral deposit into 4 primary ratings depending on phases of exploration works and survey levels. The four ratings are:

- Category A = Confirmed reserves;
- Category B = Indicated/Actual reserves;
- Category C = Inferred/Potential reserves; and
- Category P = Preliminary assessed resources.

Since this estimate was reported, substantial exploration has been undertaken and the estimate cannot therefore be relied upon. The Russian resource categories differ from the NI 43-101 categories, and thus cannot be directly compared to subsequent NI 43-101 resource estimates. These categories differ from NI 43-101 Resources classifications. NI 43-101 criteria applied to coal deposits for the purposes of determination of coal Resources and Reserves

include both "Geology Type" as well as "Deposit Type". For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range-limiting criteria that may be applied during the estimation of Resources and Reserves.

The history of the deposit is included in a publicly available summary report produced by the Mongolian State Geological Centre (Dashkhoral et al, 1992). This study defined the seam nomenclature currently employed at Nariin Sukhait.

Norwest completed and updated comprehensive studies of the deposit area based upon their management of exploration programs executed from 2005 through 2006, and mine planning studies through to 2009.

MMC completed a NI43-101 Technical Study in March 2011 which documented exploration and mine planning studies to December 2010.

6.2 SOUMBER

A study of the Soumber region was done in 1998 by Ts.Gansukh, S.Bukhbat, Ts. Naranbaatar et al. In mid-2000, IVN conducted geology reconnaissance in the region of existing Ovoot Tolgoi resources and discovered a number of coal occurrences, mostly along the structural trend of the existing resources.

Coal was first identified approximately 20km east of Ovoot Tolgoi property during the 2005 exploration program by Norwest and Sapphire Geologic Group and informally named as "N field". Another coal occurrence was discovered during that time and named as "O field". In 2006, the exploration area was extended to the east of N field and referred to as N field extension.

The "N", "O" and "N Extension" fields have been recently designated the Soumber coal field. The name, according to SGQ, was proposed by the Buddhist Purevbat Lama of Mongolia and means "beginning of the universe."

IVN initiated the first exploration in 2005 on MEL 9443X, in the western part of the Soumber field. In 2006, exploration was mainly focused on the central part of the Soumber area. 62 holes were drilled during the 2005 and 2006 period that confirmed the potential for a significant coal deposit. Norwest provided oversight for these holes that would bring the data collection, core sampling and handling to international standards.

SGQ continued the drilling program on the Soumber Deposit in 2007 and 2008, completing 121 drill holes, totaling 24,512 meter of drilling. In addition, SGQ conducted a geotechnical and hydrological program in the Central Soumber area in 2009, drilling 6 holes totalling 1,333m of drilling. Norwest and Aquaterra, an international water and environment consultancy, were charged respectively to provide an oversight for these programs.

An NI43-101 resource estimation report was prepared for the Soumber area by Norwest in October 2009.

In 2010-2011 exploration at Soumber continued, with 200 holes being drilled, for 34,800 m of drilling.

During the 2005 exploration program, 12 holes were drilled at Biluut, for 1,648m of drilling, and 13 holes at Jargalant for 1,788m of drilling. Exploration continued in 2010-2011 at Biluut, South Biluut and Jargalant, with a total of 338 holes drilled for 73,600m of drilling.

An NI43-101 resource estimation report was prepared for the Soumber area by MMC in March 2011.

Part of 9443X has been converted to a Mining License, whilst the remainder of 9443X and all of 9449X are retained as valid Pre-Mining Agreement applications. There has been no production from the property to date.

6.3 ZAG ZUUJ

Further geological investigations were carried out by Russians during the 1960's. In 1968 geological mapping at 1:200,000 scale was carried out.

The first drilling program was carried out by SouthGobi Sands in 2007. Two holes which both intersected significant thicknesses of coal were drilled. Based on this, SGQ conducted detailed exploration and drilling programs from 2007 to 2011. Drilling details are given in subsequent sections.

The property is covered by a valid Pre-Mining Agreement application and has not been converted into a Mining License. There has been no production from the property to date.

7. GEOLOGICAL SETTING AND MINERALISATION

7.1 OVOOT TOLGOI

Regional geology

The South Gobi region of Mongolia has a geologic history of continental accretion and Basin and Range style crustal extension followed by compressional folding and faulting. The region is dominated by elongate, east-west trending mountain ranges and intervening basins, which comprise sedimentary rocks of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin aeolian deposits. Mountain ranges between the basins comprise mostly crystalline basement rocks dominated by intermediate to high angle faults that show evidence for both compressional and extensional movement. The most prominent structure relating to the Ovoot Tolgoi coal deposit is the arcuate, east-west-trending, moderately-dipping Nariin Sukhait fault where the Late Permian coal-bearing section is exposed in a window adjacent to it in the MAK Mine West Pit.

Coal Occurrences

Initial geological work at Nariin Sukhait was undertaken by the Exploration Unit No.15 of Ulaanbaatar Geological Research Group in 1991 and a summary report by the

Mongolian State Geological Centre (Dashkhoral et. al., 1992) described the existence of 10 coal seams. The overall estimated thickness of the coal-bearing section is 1,370m with the cumulative thickness of the coal ranging from 68m to 250m, which is mostly within the No. 5 Seam.

Exploration by SouthGobi Sands focused on the No. 5 Seam and defined additional coal in packages of "upper seams" located above this horizon. This work showed that what was previously named as a single seam often contains a number of discrete seams separated by rock partings of highly variable thickness and extent. Interburden between the coal seams is dominated by sandstones and conglomerates, whereas partings within the seams are mostly mudstones and carbonaceous mudstones. Modelling organized the coal seams into the coal series shown in Figure 7.2. The original No. 5 seam has retained that designation, but with the discovery of correlatable splits above and below they were included into the No. 5 Series.

No. 5 Seam dips at about 30° to 60° degrees and is 20m to 50m in true thickness, averaging 47m in apparent thickness. The projected depth of overburden reaches 650m in the underground No. 5 Seam Resource block. Additional potential coal exists in the No. 5L Seam below the No. 5 Seam, which is present within the Sunset open pit area. Current data indicates the No. 5L Seam averages 53m in thickness and is 79m on average below the No. 5 Seam, but varies between 0m (coalesces with 5 Seam) and 157m. In the west of the Sunrise Field the No. 5 Seam has an upper split.

The remainder of the Resource in the Sunset Field is found in the Nos. 8, 9, and 10 Series that each contains multiple discrete seams. Nos. 4 and 7 Seams are recognized in drill holes, but are not included in the Resources. In the Sunrise Field, Nos. 1, 2, and 3 Seams that were described in the early work at Nariin Sukhait, have not been identified on the SouthGobi Sands property.

Figure 7.1 Regional Geology Map


Biluut Field
Jargalant Field
MV-016869-Soumber
South Biluut Field
9443X
9449X
Soumber Field
12726A
0
2000
4000
METRES
LEGEND
Recent
Quaternary
Quaternary
Late Cretaceous
Jurassic
Triassic
Upper Permian
Lower Permian
Undifferentiated Paleozoic Intrusive
Carboniferous - Permian Igneous
Carboniferous
Carboniferous
Devonian
Fault
Narin Sukhait Thrust Fault
Prominent Bedding
Exploration License
Mining License
Soumber Field Exploration Area
Biluut Field Exploration Area
minarco mineconsult
SouthGobi Resources
Client : SOUTHGOBI RESOURCES LTD
Project : SOUMBER RESOURCE ESTIMATE
Figure : REGIONAL GEOLOGY MAP
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 7.1

Figure 7.2 Ovoot Tolgoi – Generalised Stratigraphy with Seam Nomenclature


THICK.
STRATA
9.5 M
SEAM 10
12 M
SEAM 9
1 M
SEAM 8
0.5 M
SEAM 7
1 M
SEAM 6
30 - 80 M
SEAM 5
0.5 M
SEAM 4
15 M
SEAM 3

Structural Geology

Sunset Field

The Sunset Field is on SouthGobi Sands land near the southwest corner of the MAK mining license. Coal Resources occur west of the MAK open pit mine (For further information, please refer to MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com). Previous interpretations by Norwest indicated that a thrust fault system controls the distribution of coal, dividing the Sunset Field into a southern and a northern Resource block. The more steeply dipping rocks of the southern block have moved over the northern block, which contains a repeat of the upper series (Nos. 8, 9, and 10 Seams). As a result of further drilling in 2010, seams were re-correlated in 2010 by MBGS, and the fault repeat of the upper seams has been re-correlated as No. 5 Seam. MBGS did not include faults in their geological model, either in 2010 or 2011.

The fault is now exposed to the northwest of the Sunset open pit, and shows the complexity of the faulted zone. Manual interpretation of the fault has been undertaken in early 2012, as shown in MMC Report – SouthGobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com. It is believed that the fault extends in a north-east/south-west direction from the exposure in the north-west of the Sunset pit, through to the MAK pit. The location of the fault in a southwest direction is unclear at present due to insufficient drilling. The complexity of the fault zone makes it impossible to incorporate into a stratigraphic geological model. The location of the fault needs to be monitored using input mapping and geotechnical studies, and updated on a short-term basis.

In the north of the Field the seams dip southeast at around 20° degrees, however further south the dip increases to around 45° degrees. To the west (in the area now designated Sunset Extended), the seams dip to the southwest.

The majority of Resources are in the No. 5 Series, but significant Resources also occur in the Nos. 8, 9, and 10 Series.

Sunset Field Underground

The Underground Resources in the Sunset Field area represent the down dip extension of the stratigraphy discussed for the Sunset Field. Current exploration has been focused on the delineation of No. 5 Seam Resources. Overburden above the No. 5 Seam can reach up to 650m and consists of sandstones and conglomerates. The apparent average thickness for the No 5 Seam is 53m.

Sunrise Field

The Sunrise Field is on SouthGobi Sands land surrounding the southeast corner of the MAK mining license. The No. 5 Seam has been mined by MAK in this area. The

coal-bearing section is a southeast-dipping homocline as shown in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com. Average dip is around 35° degrees. Minor Seams 6 and 7 occur above the No. 5 Seam. These seams are probably equivalent to the Nos. 8, 9 and 10 Seams at Sunset, but correlation has not been undertaken.

Mineralisation

Mineralized zones on the SouthGobi Sands Ovoot Tolgoi Sunset Field mining license area occur primarily within a zone of upper Permian sediments exposed in the hanging wall of the Nariin Sukhait Fault, as described earlier.

Early work adopted the seam nomenclature presented by Dashkhoral et al (1992), with the thickest seam in the middle of the sequence designated the 5 Seam, and upper seams named in ascending order. Re-organization into a series basis was done following additional discoveries.

Thicknesses reported are based on drill intercepts and represent apparent thickness. Table 7.1 lists data for the Sunset Field and Table 7.2 lists data for the Sunrise Field.

Table 7.1 Ovoot Tolgoi Project – Sunset Field Coal Seam Thickness

Seam	Mean (m)	Maximum (m)
10	3.69	28.80
9	10.78	54.80
8	2.05	13.90
5U	25.96	204.26
5L	7.48	139.72

Table 7.2 Ovoot Tolgoi Project – Sunrise Field Coal Seam Thickness

Seam	Mean (m)	Maximum (m)
5U2	6.17	70.70
5U1	4.63	87.11
5L2	19.98	124.00
5L1	10.52	86.93

7.2 SOUMBER

Regional Geology

The South Gobi region of Mongolia has a geologic history of continental accretion and Basin and Range style crustal extension followed by compressional folding and faulting. The region is dominated by elongate, east-west trending mountain ranges and

intervening basins, which comprise sedimentary rocks of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin aeolian deposits. Mountain ranges between the basins comprise mostly crystalline basement rocks dominated by intermediate to high angle faults that show evidence for both compressional and extensional movement. The most prominent structure relating to the Soumber, Biluut and Jargalant coal fields is the arcuate, east-west-trending, moderately-dipping Nariin Sukhait fault. The only place where the fault is exposed is in the MAK Nariin Sukhait Resource, north of and adjacent to the Ovoot Tolgoi Mine, where it appears as an intermediate angle structure (40-50° degrees) in their West pit. SGQ holdings at Soumber, Biluut and Jargalant contain a resource area within the upper Permian sediments.

The coal deposit at Soumber, Biluut and Jargalant occurs within the Deliin Shand suite, which is estimated to be up to 1,300m thick in the Ovoot Khural Basin (Figure 7.2). The Deliin Shand suite is described as a sedimentary sequence of intercalated claystones, siltstones, sandstones, conglomerates and coal. As previously mentioned, the coal deposits in this region are found along the Nariin Sukhait thrust fault. As such, these deposits appear to reflect tectonic changes in the form of highly variable sedimentary partings and locally thick coal. The drill data has shown that a thick sequence of coal occurs in the central part of the deposit, largely covered by Quaternary and Recent alluvium.

COAL OCCURRENCES

The coal occurrence within the Soumber field measures approximately 12km long east to west and 2km wide north to south, whilst the strike length of the Biluut/Jargalant field is approximately 25km. Based on past geologic mapping, the coal-bearing Deliin Shand suite is exposed along the trend of the Nariin Sukhait thrust fault. The exposed sediments mapped in the vicinity of Soumber and Biluut are thought to have been deposited in the series of geologic sequences of Permian, Triassic, Jurassic, and Quaternary Age as shown in Figure 7.3.

The coal sequence contains many rock partings and interburden of varying thicknesses and it is a multi-seam deposit. The groupings of coal beds often occur close together, so within this report each discrete group will be referred to as a "seam" that is part of a depositional unit that theoretically coalesces at a central depositional centre.

Overburden and interburden lithotypes consist of fine to coarse grained sediments that are typically moderately hard to slightly soft. Thin zones containing pyrite and siderite were noted in core logs as being relatively hard compared to the majority of the non-coal rock types.

Beneath the main coal seam sequence is a characteristic red marker bed, which provides a useful correlation tool.

Work by Norwest at Soumber identified seven coal seams, named S6 (top) through to S0 (base). Their work identified S4 as the main seam, having more continuity than the

other seams, and containing the majority of the coal resource. The S1 and S2 seams varied considerably in both thickness and quantity of in-seam partings, but contribute locally to the coal resource. The S0 seam was intercepted in a number of drill holes, but did not appear to represent any significant resources. Norwest interpreted the seam sequence as being repeated three times by two major east-west trending faults.

The 2010 and 2011 exploration programs have led to a re-interpretation of the stratigraphy at Soumber, as shown in Table 7.3. Six major (0 to 5) and two minor (6 and 7) seams have been identified, which have been further split into plies based on stone partings within the seams. Approximately 40% of the resources are held in seam 2, which averages 5.9m thick. McElroy Bryan consider that the two east-west faults interpreted by Norwest do not exist, and that the seams can be correlated through the area with the aid of downhole geophysics.

Figure 7.3 Soumber Project – Geology A


Soumber Field
Biluut Field
LEGEND
Quaternary IV
Quaternaray II - III
Jurassic
Thrust Fault
Anticline
Syncline
Triassic
Permian
Fault
Coal Outcrop
Prominent Bedding
1.2 0 1.2 2.4 3.6
Kilometers
Client : SOUTHGOBI RESOURCES LTD
Project : SOUMBER RESOURCE ESTIMATE
Figure : GEOLOGY MAP OF SOUMBER AREA
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 7.3

Figure 7.4 Soumber Project – Geology B


SOUTH BILUUT FIELD
JARGALANT FIELD
LEGEND
Quaternary IV
Quaternaray II - III
Jurassic
Thrust Fault
Anticline
Syncline
Triassic
Permian
Fault
Coal Outcrop
Prominent Bedding
1.2 0 1.2 2.4 3.6
Kilometers
Client : SOUTHGOBI RESOURCES LTD
Project : SOUMBER RESOURCE ESTIMATE
Figure : GEOLOGY MAP OF SOUMBER AREA
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 7.4

Table 7.3 Soumber Project – Soumber Seam Nomenclature 2011 Geological Model

<table>
<tr><td rowspan="3">7</td><td>73</td><td rowspan="6"></td><td rowspan="17">4</td><td rowspan="6">43</td><td>436</td><td rowspan="13">1</td><td>16</td><td></td></tr>
<tr><td>72</td><td>435</td><td rowspan="3">15</td><td>153</td></tr>
<tr><td>71</td><td>434</td><td>152</td></tr>
<tr><td rowspan="3">6</td><td>64</td><td>433</td><td>151</td></tr>
<tr><td>63</td><td>432</td><td>14</td><td></td></tr>
<tr><td>62</td><td>431</td><td rowspan="3">13</td><td>132</td></tr>
<tr><td rowspan="26">5</td><td rowspan="3">57</td><td>573</td><td rowspan="7">42</td><td>422</td><td>131</td></tr>
<tr><td>572</td><td>4216</td><td>130</td></tr>
<tr><td>571</td><td>4215</td><td rowspan="3">12</td><td>122</td></tr>
<tr><td rowspan="5">56</td><td>565</td><td>4214</td><td>121</td></tr>
<tr><td>564</td><td>4213</td><td>120</td></tr>
<tr><td>563</td><td>4212</td><td rowspan="2">11</td><td>112</td></tr>
<tr><td>562</td><td>4211</td><td>111</td></tr>
<tr><td>561</td><td rowspan="3">41</td><td>413</td><td rowspan="5">0U</td><td>0U3</td><td></td></tr>
<tr><td rowspan="3">55</td><td>553</td><td>412</td><td rowspan="2">0U2</td><td>0U22</td></tr>
<tr><td>552</td><td>411</td><td>0U21</td></tr>
<tr><td>551</td><td>40</td><td></td><td rowspan="2">0U1</td><td>0U12</td></tr>
<tr><td rowspan="3">54</td><td>543</td><td rowspan="10">3</td><td rowspan="4">34</td><td>344</td><td>0U11</td></tr>
<tr><td>542</td><td>343</td><td rowspan="5">0M</td><td rowspan="2">0M2</td><td>0M22</td></tr>
<tr><td>541</td><td>342</td><td>0M21</td></tr>
<tr><td rowspan="3">53</td><td>532</td><td>341</td><td rowspan="3">0M1</td><td>0M13</td></tr>
<tr><td>531</td><td rowspan="2">33</td><td>332</td><td>0M12</td></tr>
<tr><td>530</td><td>331</td><td>0M11</td></tr>
<tr><td rowspan="3">52</td><td>523</td><td rowspan="2">32</td><td>322</td><td rowspan="5">0L</td><td>0L3</td><td></td></tr>
<tr><td>522</td><td>321</td><td rowspan="3">0L2</td><td>0L22</td></tr>
<tr><td>521</td><td rowspan="2">31</td><td>312</td><td>0L21</td></tr>
<tr><td rowspan="2">51</td><td>512</td><td>311</td><td></td></tr>
<tr><td>511</td><td rowspan="10">2</td><td rowspan="2">23</td><td>232</td><td>0L1</td><td></td></tr>
<tr><td rowspan="4">50</td><td>504</td><td>231</td><td colspan="3" rowspan="9"></td></tr>
<tr><td>503</td><td rowspan="3">22</td><td>222</td></tr>
<tr><td>502</td><td>221</td></tr>
<tr><td>501</td><td>220</td></tr>
<tr><td colspan="3" rowspan="5"></td><td rowspan="3">21</td><td>212</td></tr>
<tr><td>2112</td></tr>
<tr><td>2111</td></tr>
<tr><td rowspan="2">20</td><td>202</td></tr>
<tr><td>201</td></tr>
</table>

Three major seams have been identified in the Biluut/South Biluut/Jargalant area, which have again been further sub-divided into plies based on stone partings. The coal seam stratigraphy is shown on Table 7.4. No attempt has yet been made to correlate coal seam nomenclature with Soumber.

Table 7.4 Soumber Project – Biluut/South Biluut/Jargalant Seam Nomenclature

Seam	Ply
3U	3U2
	3U1
3L	3L2
	3L1
2U	2U3
	2U2
	2U1
2L	2L2
	2L1
1U	1U
1L	1L1
	1L0

The coal seams of the Soumber and Biluut Deposit are Upper Permian in age and are found in a similar geologic setting as the Upper Permian coals found at the Ovoot Tolgoi and Nariin Sukhait mines and other coal occurrences in the South Gobi. The coal rank ranges from Low to Medium Volatile Bituminous by ASTM standard D388.

Thicknesses reported are based on drill intercepts and represent apparent thickness, as listed for Soumber in Table 7.5 and Biluut/Jargalant in Table 7.6.

Detail on individual plies is given in MMC Report – South Gobi Resources (SGQ), 2012. South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Soumber Deposit, Mongolia available on www.sedar.com. Verticality logs have not been run, thus true thickness cannot be calculated on a hole by hole basis.

Table 7.5 Soumber Project – Soumber Field Summary of Thickness

Seam	Mean (m)	Minimum (m)	Maximum (m)
7	2.1	0.5	4.6
6	1.5	0.6	3.4
5	10.3	0.7	44.5
4	12.5	0.7	58.2
3	9.8	0.5	58.5
2	5.9	0.4	23.7
1	9.1	1.7	21.3
0	8.6	1.6	34.5

Table 7.6 Soumber Project – Biluut/Jargalant Field Summary of Thickness

Seam	Mean (m)	Minimum (m)	Maximum (m)
3	3.7	0.1	15.9
2U	5.0	0.4	19.4
2L	5.1	0.1	25.0
1U	0.8	0.1	2.8
1L	2.5	0.1	10.9

Structural Geology

The geologic framework of the Soumber, Biluut and Jargalant fields appears to be of high structural complexity. The geometry of the strata is interpreted to be a shallow structural basin, created by post-depositional compression. The basin structure appears to continue through the adjacent areas to the east. Between the Central Soumber and East Soumber areas, there is a barren area where coal deposition did not occur. The most prominent structure relating to the Soumber and Biluut coal deposits is the arcuate, east-west-trending, moderately-dipping Nariin Sukhait fault, which occurs to the north of the coal deposit.

The coal bearing section structure trends from west to east and is found primarily as a south dipping homocline, with dips generally ranging from 15 to 30 degrees.

7.3 ZAG SUUJ

Regional Geology

The South Gobi region of Mongolia has a geologic history of continental accretion and Basin and Range style crustal extension followed by compressional folding and faulting. The region is dominated by elongate, east-west trending mountain ranges and intervening basins, which comprise sedimentary rocks of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin aeolian deposits. Mountain ranges between the basins comprise mostly crystalline basement rocks dominated by intermediate to high angle faults that show evidence for both compressional and extensional movement.

The basement in the Zag Suuj area is composed of the Silurian-Devonian Tumuurt Formation (S_2-D_1tm), conformably overlain by the Carboniferous Khadanus Formation (C_2-$_3$hu), consisting of rhyolite, andesite porphyry and tuff. Overlying these volcanics is the upper Permian Deliin Shand Formation (P_2ds), consisting of brown to grey sandstone, siltstone, breccia and coal. These older rocks are unconformably overlain by the upper Cretaceous Bortolgoi (K_2bt) and Amgalan Teeg (K_2at) Formations (Figure 7.5).

The coal deposit at Zag Suuj occurs within the Deliin Shand suite, which is estimated to be up to 1,300m thick in the Ovoot Khural Basin (Figure 7.5). The Deliin Shand suite is described as a sedimentary sequence of intercalated claystones, siltstones, sandstones, conglomerates and coal.

COAL OCCURRENCES

The coal occurrence within the Zag Suuj deposit measures approximately 12km long east to west and 3km wide north to south. The exposed sediments mapped in the vicinity of Zag Suuj are thought to have been deposited in the series of geologic sequences of Permian, Triassic, Jurassic, and Quaternary Age as shown in Figure 7.6.

The coal seams of the Zag Suuj Deposit are Upper Permian in age and occur in a similar geologic setting as the Upper Permian coals found at the Ovoot Tolgoi and Nariin Sukhait mines and other coal occurrences in the South Gobi. The coal rank ranges from Low to Medium Volatile Bituminous by ASTM standard D388.

The coal sequence contains many rock partings and interburden of varying thicknesses and it is a multi-seam deposit. The groupings of coal beds often occur close together, so within this report each discrete group will be referred to as a "seam" that is part of a depositional unit that theoretically coalesces at a central depocenter.

Overburden and interburden lithotypes consist of fine to coarse grained sediments that are typically moderately hard to slightly soft. Thin zones containing pyrite and siderite were noted in core logs as being relatively hard compared to the majority of the non-coal rock types.


Target Area
13779X
5267X
SECTION
LEGEND
Quaternary
Cretaceous
Permian
Carboniferous
Silurian - Devonian
Provincial Border
0
5000
10000
metres
Client : SOUTHGOBI RESOURCES LTD
Project : ZAG SUUJ FIELD
Figure : REGIONAL GEOLOGY
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 7.5


LEGEND
Q_IV
Q_IV a
Quaternary
P_2ds
Permian
Provincial Border
SECTION
XIII-VIII
P_2ds
Q_IV
5267X 13779X
0
1000
2000
metres
minarco mineconsult
SouthGobi Resources
Client : SOUTHGOBI RESOURCES LTD
Project : ZAG SUUJ FIELD
Figure : GEOLOGY OF THE ZAG SUUJ AREA
Job No. ADV-HK-03685
Date : MAY 2012
FIGURE No. 7.6

The 2011 exploration program has led to a re-interpretation of the stratigraphy at Zag Suuj, as shown in Table 7.7. Four major seams have been identified, which have been further split into plies based on stone partings within the seams. Seam D has been modelled as a separate seam; however it is likely that it is a repeat of some of the upper seams on the southern flank of the syncline (Figure 7.6).

Table 7.7 Zag Suuj Project – Seam Nomenclature 2011 Geological Model

D	D4	D43
		D42
		D41
	D3	D33
		D32
		D31
	D2	D23
		D22
		D21
	D1	D13
		D12
		D11
C	C7	
	C6	C62
		C61
	C5	C52
		C51
	C4	C42
		C41
	C3	C32
		C31
	C2	C22
		C21
	C1	C12
		C11
	CL2	CL2
		CL1

B	B4	B45	B452
			B451
		B44	B442
			B441
		B43	B432
			B431
			B43L
		B42	B422
			B421
		B41	B412
			B411
			B41L
	B3	B33	
		B32	B322
			B321
		B31	B312
			B311
	B2	B22	
		B21	
	B1	B12	
		B11	
A	A3	A32	
		A31	
	A2		
	A1		

Thicknesses reported are based on drill intercepts and represent apparent thickness, as listed in Table 7.8.

Table 7.8 Zag Suuj Project – Deposit Summary of Seam Thickness

Seam Group	Coal Thickness (m)	
	Mean	Maximum
D	19.1	39.3
C	22.4	52.4
B4	15.1	52.4
B3	9.9	32.5
B2	5.8	17.8
B1	7.2	15.6
A	4.5	9.3

Structural Geology

The geologic framework of the Zag Suuj Deposit appears to be of high structural complexity. The geometry of the strata is interpreted to be a shallow structural basin, created by post-depositional compression. The basin structure appears to continue through the adjacent areas to the east.

The coal bearing section structure trends from west to east. The coal seams occur in what is believed to be a localised synclinal structure, with dips generally ranging from 15 to 30 degrees.

8. DEPOSIT TYPES

Criteria applied to coal deposits for the purposes of determination of coal Resources and Reserves include both "Geology Type" as well as "Deposit Type." For coal deposits this is an important concept because the classification of a coal deposit as a particular type determines the range limiting criteria that may be applied during estimation of Reserves and Resources.

"Geology Type" for coal deposits is a parameter that is specified in Geological Survey of Canada (GSC) Paper 88-21, which is a guideline reference for coal deposits as specified in NI 43-101. Geology Type is a definition of the amount of geological complexity, usually imposed by the structural complexity of the area, and the classification of a coal deposit by Geology Type determines the approach to be used for the Resource/Reserve estimation procedures and the limits to be applied to certain key estimation criteria. The identification of a particular Geology Type for a coal property defines the confidence that can be placed in the extrapolation of data values away from a particular point of reference such as a drill hole.

The classification scheme of GSC Paper 88-21 is similar to many other international coal reserve classification systems but it has one significant difference. This system is designed to accommodate differences in the degree of tectonic deformation of different coal deposits in Canada. The four classes of geologic complexity, from lowest to highest are:

- Low;

- Moderate;
- Complex; and
- Severe.

"Deposit Type" as defined in GSC Paper 88-21 refers to the extraction method most suited to the coal deposit. There are four categories:

- Surface;
- Underground;
- Non-conventional; and,
- Sterilized.

The Ovoot Tolgoi Deposit has been subjected to a relatively high degree of tectonic deformation comprising an east-west-trending regional thrust fault with hanging wall strata modified by secondary folding, as well as normal and reverse faulting. Coal seams are typically inclined in excess of 35°, but fold segments and fault-bounded blocks generally retain normal stratigraphic thicknesses and continuity. Based on these characteristics, the geology is "Complex".

Similarly, structural geology at both Soumber and Zag Suuj deposits shows evidence of folding and faulting with some steeply inclined limbs. These deposits have been subjected to relatively high level of deformation and seam thicknesses have been substantially modified from their pre-deformation thickness. These deposits are classified as "Complex".

Where the coal seams are close to or at surface they are considered to be "Surface" mineable deposits, whereas at depths greater than approximately 300m they are considered to be "Underground" mineable deposits.

Based on the low cumulative stripping ratio and depth of the coal occurrence below ground surface within the exploration licences, these are considered to be "Surface" deposit types. Very little drilling to date has been done downdip; it is possible if such a drilling program were undertaken that the deposit could be extended with underground potential.

9. EXPLORATION

9.1 OVOOT TOLGOI

Exploration by IVN began in late 2004 with the completion of five boreholes in the Ovoot Tolgoi Deposit area now within the mine license controlled by SouthGobi Sands. Exploration continued in 2005 and in 2006 with the emphasis on delineating surface resource potential, but

also included general exploration activities along the entire Nariin Sukhait trend. Exploration in 2008 at Ovoot Tolgoi focused on expanding the underground resource potential in the Sunset Field. The 2010 exploration program included infill drilling and extended drillhole coverage in the west of the Sunrise Field. The 2011 exploration program included infill drilling and increased drillhole coverage in the Sunset Extended pit area.

Exploration activities have included:

- Field reconnaissance mapping;
- Satellite Imagery;
- Surface-resistivity geophysical surveying;
- Trenching; and
- Drilling.

Contractor

Exploration geology fieldwork, including reconnaissance mapping, trenching, geologist descriptions of drilling returns, geotechnical data field logs, and database development, was contracted primarily to Sapphire Geo Ltd. (Sapphire), supervised initially by IVN, then later by SouthGobi Sands. Norwest provided assistance in the review of activities and interpretation of results in 2005 and 2006, while SouthGobi Sands directly supervised and provided assistance to Sapphire in the review of activities and interpretation of results in 2007, 2008 and 2011. McElroy Bryan supervised the 2010 exploration program.

Sapphire has a six year service record of providing competent exploration geologists for mapping, drilled lithology description records, rock quality determination (RQD), fracture frequency, field point-load testing records, field free swelling index (FSI) tests, sampling, sample preparation, and sample security in accordance with quality assurance procedures implemented in 2005. Standardized log forms for recording all geologic data and laboratory instruction forms are in English and have been employed since 2005.

Geological Mapping

Reconnaissance geological mapping has been carried out to locate surface exposures of coal and identify structures.

Satellite Imagery

Satellite imagery has been used to identify coal seam outcroppings and interpret the trend of the coal seams.

Geophysical surveys

3-D and 2-D surface resistivity surveys have been used to locate mineralization in areas of thin surficial cover. The area was also covered by BHP's Falcon combined gravity, magnetic and radiometric survey.

Trenching

Backhoe trenching has been carried out across the interpreted trend of the coal seams. Trenching has been useful in exploring for coal seams in areas of shallow cover and has aided the placement of exploratory drill holes. Coal seam thickness and structures observed in the trenches are generally affected by near-surface erosion, alteration, and deformation. Therefore, trenching intercepts have been found to be unreliable sources of seam characteristics and structure, and are not used in Resource estimation.

Drilling

Exploratory drilling was conducted as a follow up to trenching, and is detailed in Section 10.

Coordinates and Datum

Ovoot Tolgoi lies in UTM Zone 48, Northern Hemisphere, (WGS 48). Drill hole collars are surveyed by the UTM grid whereas license co-ordinates are surveyed by longitude and latitude.

Results

Geological mappings, analysis of satellite imagery, 3-D and 2-D surface resistivity surveys were used to define the trend of the coal seams and interpret structure and geology. Potential targets identified with these techniques were tested with trenches cut perpendicular to the apparent strike, exposing coal seams near the surface. Coal seams were subsequently tested by drilling.

Exploration work has identified five different coal zones, or packages, consisting of one or more coal seams within a distinct stratigraphic horizon. Most of the work has focused on identifying resources within the thick seams of the 5-Zone, with additional resources in the 8-, 9-, and 10-Zones above this.

9.2 SOUMBER

Initial Exploration

Initial surface mapping of the area took place in the early 1950s under the supervision of Russian geologist V.S. Volkhonina (1952) resulting in mapping at a scale of 1:200,000. Additional mapping at a scale of 1:50,000 was performed in 2004 under the supervision of Burenkhuu et al, who identified a coal bearing layer of Upper Permian Deliin Shand suite (P2ds).

Exploration 2005-2006

The first exploration of the deposit occurred in 2005 under the supervision of Norwest. Excavations, including trenches and exploratory drilling in 2005, indicated the potential for thick coal deposits in the area of the MEL 9443X.

Exploration geology fieldwork, including reconnaissance mapping, trenching, geologist descriptions of drilling returns, geotechnical data, field logs, and database development, was contracted primarily by Sapphire Geo Ltd. (Sapphire) and supervised by The Americas Group (TAG). Norwest provided assistance in the review of field activities and interpretation of results in 2005 and 2006. Drilling was performed by a number of drilling contractors, Erd Geo Inc, Tanan Impex Co. Ltd and Major Drilling Mongolia Co. Ltd. Drill hole survey and surface topography were conducted by Mongolian contractor TopCadd Co. Ltd.

Ivanhoe Mines, prior owner of MEL 9443X, conducted the first exploratory work in the area in 2005 continuing into 2006. This included approximately thirty exploration trenches and fifty-six drill holes. Thirty of these drill holes showed coal intercepts. The holes were abandoned, mostly due to caving issues. Geophysical log interpretation indicated substantial thickness of the coal-bearing sequence. Coal samples from several of these holes were collected however, the analytical results have not been located.

Exploration 2007-2008

After the mineral exploration license was transferred to SGQ, SGQ conducted exploration in 2007 that carried over to 2008. SGQ contracted with The Americas Group (TAG) based in Denver, Colorado as a consultant regarding their exploration activities. A total of 121 drill holes were completed during this period to delineate the extension, coal quality and infill drilling of the entire Soumber field.

Drill hole core and cutting descriptions, geophysical logs, and coal analyses data from the surface resources exploration programs have been used to characterize, interpret, and project the stratigraphy and structure of the potential resource area.

Exploration in Biluut/Jargalant fields during 2008 was confined to trenching to intersect coal seams at the subcrop.

In all trenching activities coal intersections were recorded but due to the inherent inaccuracy were not included in the geological model used to estimate resources. The coal was not sampled for laboratory testing.

Exploration 2009-2011

SGQ conducted a Geotechnical and Hydrological program in the Central Soumber in 2009, drilling 6 holes totalling 1,333 metres of drilling. Norwest and Aquaterra, an international water and environment consultancy, were charged respectively, to provide an oversight for these programs.

Extensive drilling programs were carried out at Soumber and Biluut/Jargalant during 2010 and 2011 to improve the resource knowledge of the area. Details of the drilling are given in Section 10.

9.3 ZAG SUUJ

Initial Exploration

The first geologic investigations in the Zag Suuj region occurred between 1951 and 1952. This initial geologic investigation led by V.S. Volkhonina (1952), included mapping at a scale of 1:500,000. Further geological investigations were carried out by Russians during the 1960's. In 1968 geological mapping at 1:200,000 scale was carried out.

Exploration 2007-2011

The first drilling program was carried out by SouthGobi Sands in 2007. Two holes which both intersected significant thicknesses of coal were drilled. Based on this, SGQ conducted detailed exploration and drilling programs from 2007 to 2011.

Exploration geology fieldwork, including reconnaissance mapping, trenching, geologist descriptions of drilling returns, geotechnical data, field logs, and database development, was contracted to Sapphire Geo Ltd. (Sapphire) and supervised by SGQ. Drilling was performed by drilling contractors, Tanan Impex Co. Ltd and Major Drilling Mongolia Co. Ltd. Drill hole survey and surface topography were conducted by Mongolian contractor TopCadd Co. Ltd.

As well as the drilling program, 16 trenches in 2009 and 55 trenches in 2010 were dug with the aim of intersecting coal seams at the subcrop. Coal intersections were recorded but due to the inherent inaccuracy were not included in the geological model used to estimate resources. The coal was not sampled for laboratory testing.

10. DRILLING

10.1 OVOOT TOLGOI

Limited drilling took place under the Soviet/Mongolian government-sponsored exploration programs.

From 2004 to 2006 IVN conducted an exploration program over both the Sunset and Sunrise Fields. A section line spacing of approximately 150m to 200m was generally employed, with a borehole spacing on the section lines approximating 50m. Drilling by SouthGobi Sands from 2007 to 2010 expanded the coverage. In 2008 the target was the deeper areas of Sunset, with the aim of proving up the underground resource. Similarly deeper areas of Sunrise were drilled in 2010, as well as areas outside the initial target zone, in order to increase the Resource status.

The summary of exploration drilling at Ovoot Tolgoi is shown in Table 10.1. Drilling in 2008 in the underground area is included in the Sunset Field metres.

Table 10.1 Ovoot Tolgoi Project – Drilling History

		Reverse Circulation		Rotary		Core		Combination		Total		Management Company/ Field Geologist Company
Field	Year	No. Holes	Metres Drilled	No. Holes	Metres Drilled	No. Holes	Metres Cored	No. Holes	Metres Drilled/ Cored	No. Holes	Metres Drilled	
Sunrise	2004					5	750			5	750	IVN
	2005	76	14,425	18	2,807	34	5,525			128	22,757	IVN
	2006	11	4,855	12	1,999	5	1,860			28	8,714	SouthGobi Sands/Sapphire
	2007			17	3,542	1	254			18	3,796	SouthGobi Sands/Sapphire
	2010	35	6,671	16	3,486	6	993			57	11,150	McElroy Bryan/Tanan Impex
	Total	**122**	**25,951**	**63**	**11,834**	**51**	**9,382**	**0**	**0**	**236**	**47,167**	
Sunset	2005	70	12,861	17	2,223	13	2,034			100	17,118	Norwest/Sapphire
	2006	48	10,203			25	5,737			73	15,940	Norwest/Sapphire
	2007			23	5,430	7	2,699			30	8,129	SouthGobi Sands/Sapphire
	2008							41	23,189	41	23,189	SouthGobi Sands/Sapphire
	2011							55	15,068	55	15,068	SouthGobi Sands/Sapphire
	Total	**118**	**23,064**	**40**	**7,653**	**45**	**10,470**	**96**	**38257**	**299**	**79,444**	
Total		**240**	**49,015**	**103**	**19,487**	**96**	**19,852**	**96**	**38,257**	**535**	**126,611**	

Exploration Diamond Drilling

Core drilling was utilized to collect complete representative samples of the Sunset Field and Sunrise Field coal seams, observe structural details, and to measure more accurately the depths of lithologic contacts. All quality analyses used for modelling were restricted to core samples. Table 10.2 details core hole drilling at the project.

Table 10.2 Ovoot Tolgoi Project – Cored Drill Holes

Resource Area	Total Number of Exploration Holes	Number of Core Holes used for Quality Analysis	Percentage of Quality Holes
Sunrise Field	236	51	22%
Sunset Field	299	141	47%
Totals	535	192	40%

Core Drilling Procedures

Some of the initial core holes at Nariin Sukhait were drilled with single-tube Russian made core equipment. The bulk of the core drilling at Nariin Sukhait has been done with wireline drilling systems and modern, triple-tube core barrels. All of the triple-tube coring during the 2005 and 2006 drill programs was performed under Norwest supervision. Core logging and sample handling was performed by Sapphire Geo Ltd. under Norwest supervision. Triple-tube coring completed during 2007, 2008 and 2011 was performed by Sapphire under SouthGobi Sands supervision, whilst McElroy Bryan supervised the 2010 drilling program.

Collar Surveys

Drill hole collars were located using a GPS.

Downhole Surveys

No downhole surveys, i.e. verticality logging, were conducted on the drill holes. As some of the holes were quite deep (in the order of 300-400m) it is recommended that in future exploration programs, verticality of drill holes is measured.

Core Recovery

Core recovery (reported in per cent) is recorded after comparing the recovered core length with the core run length recorded by the driller. Recovered core is then also measured and compared to the coal interval thickness determined from the geophysical log suite.

Bulk Density

Relative Density (specific gravity) was measured on many of the samples to determine accurate tonnage calculations. No conversion of laboratory measured relative density to an in situ figure (using for example the Preston-Sanders equation) has been made.

Logging

Core logging and sample handling was performed by Sapphire under Norwest supervision during the 2005 and 2006 drilling program, under SouthGobi Sands supervision for the 2007, 2008 and 2011 drilling programs, and by Tanan Impex under McElroy Bryan supervision for the 2010 drilling program.

Core was retrieved, logged, and sealed according to Norwest conventions established in 2005. Each core run was measured for total core cut versus core recovered. Photographs were taken at 0.5m intervals. Coal showing distinct lithologic variation was

sampled separately, as were partings over 0.05m. Otherwise, coal intervals with a uniform appearance were bagged in 0.6m sample increments as per the core box length. When zones of core loss greater than 0.1m were encountered, separate samples were collected both above and below the zone. Intercept depths and seam thickness are reported in apparent thickness.

In the 2005 to 2008 programs, the majority of holes have been geophysically logged except where holes have caved. Depending on the equipment used, logs were either examined visually, or interpreted using the Elogger software developed by Norwest. All holes in the 2010 and 2011 programs have been geophysically logged, except where holes have caved. Drillhole depths were then incorporated into the geologic model.

Database Management

Database management protocols employed by Norwest, TAG, Sapphire and McElroy Bryan included:

- All field geology data was electronically forwarded to the relevant office on a daily basis;
- The geologic and geophysical logs were reviewed by a contractor geologist;
- Exploration management comments and procedural instructions were electronically forwarded on a daily basis;
- Data entry of all geologic data was managed by Sapphire at the project site;
- All geologic, geophysical, and sampling data forwarded by Sapphire was reviewed and verified by a contractor geologist;
- Verified data was entered and maintained in an electronic database and geological modelling software;
- Periodic cross-section and digital modelling development were employed for in-progress analyses;
- Results from the coal quality testing were then added into the database in the office; and
- All mapping was entered and maintained in CAD system formats.

Intercept depths and seam thickness reported are based on the apparent thickness of the beds as seen in the drill hole data.

It is envisaged that future exploration programs will employ similar protocols to those shown above although it is important that SouthGobi Sands maintain ownership of their exploration data to ensure data integrity and provenance is maintained.

Exploration RC Drilling and Combined RC/Core Drilling

In 2005 and 2006 reverse circulation drilling provided cuttings samples of good integrity. Samples were collected at 1m intervals, and cuttings were laid out in rows on the ground for examination and logging by the Sapphire on-site geologist. A number of holes were drilled with a conventional air-rotary system. Cuttings were laid out and logged in a similar fashion as for reverse circulation drilling. In 2007, 2008 and 2010 all holes were drilled with conventional air-rotary or were cored, whilst in 2011 all holes were drilled either by PCD conventional drilling or core.

10.2 SOUMBER

Drilling to date on Soumber deposit includes a total of 751 exploration holes completed and 145,819m drilled, as listed in Table 10.3. At Soumber, drilling has been concentrated in the central and eastern areas, whilst limited drilling has taken place in the western part of the field. In the central and eastern areas, traverse spacing is 120-150m, whilst hole spacing along the traverses is 30-100m. Average hole depth is 170m, whilst the deepest hole drilled is 347 m. Drilling coverage at Biluut is quite regular with traverses spaced at approximately 150m, and hole spacing along the traverse 50-150m. Average hole depth is 170m, whilst the maximum is 340m. At Jargalant traverse spacing is 250-300m, with hole spacing along the traverses 70-120m. Hole depths are similar to Biluut. Only limited drilling has taken place at South Biluut to date, with traverse spacing around 700m and hole spacing along traverses around 300m. Average depth is 620m, whilst the deepest hole is 950m deep.

All holes were drilled from surface to total depth and oriented vertically. Drilling contractors provided truck-mounted drill rigs equipped for wireline coring and reverse circulation drilling. Core rigs were equipped with HQ size coring tools (approximately 63.5 mm) and reverse circulation with larger (approximately 110mm) diameter. Drill depths were measured from ground surface and recorded based on the length of the drill string and coring tools at the start and end of each core run.

All core logs were recorded by wellsite geologists and mostly done by Sapphire Geologic Group and ErdGeo Company. These logs contain lithologic descriptions, sample interval identification, and core depths.

Geotechnical logging of core discontinuities was performed on all core holes that were completed during the 2008 and 2009 exploration campaign.

Geophysical logs were recorded by Monkarotaj Co Ltd., a geophysical company based in Ulaanbaatar. Natural gamma and density (gamma gamma) logs were obtained through the drill pipe for most holes. Open hole logs were then obtained consisting of gamma, density, resistivity and caliper. The open hole logs varied in depth dependent upon hole conditions. All holes were geophysically logged except where holes caved preventing geophysical logging tools from proceeding further. However verticality logs were not run.

Total drilling to date is summarized in Table 10.3.

Table 10.3 Soumber Project – Drilling Summary by Year

	Soumber		Biluut		South Biluut		Jargalant	
Year	No. holes	Metres drilled	No. holes	Metres drilled	No. holes	Metres drilled	No. holes	Metres drilled
2005	35	4,535	12	1,648			13	1,788
2006	27	3,596						
2007	23	3,905						
2008	98	20,607						
2009	6	1,333						
2010	65	10,469	67	13,958				
2011	134	24,334	171	31,958	22	13,619	78	14,069
TOTAL	388	68,779	250	47,564	22	13,619	91	15,857

10.3 ZAG SUUJ

Drilling to date on Zag Suuj includes a total of 211 exploration holes completed and 45,445m drilled. Drilling has been concentrated in the central area, whilst limited drilling has taken place in the eastern and western part of the field. All holes were drilled from surface to total depth and oriented vertically. The average depth of the holes was 220m, with 155 holes being greater than 200m depth, and a maximum depth drilled of around 300m. Drilling contractors provided truck-mounted drill rigs equipped for wireline coring and reverse circulation drilling. Core rigs were equipped with HQ size coring tools (approximately 63.5 mm) and reverse circulation with larger (approximately 110mm) diameter. Drill depths were measured from ground surface and recorded based on the length of the drill string and coring tools at the start and end of each core run.

All core logs were recorded by wellsite geologists and mostly done by Sapphire Geologic Group and ErdGeo Company. These logs contain lithologic descriptions, sample interval identification, and core depths.

Geophysical logs were recorded by Monkarotaj Co Ltd., a geophysical company based in Ulaanbaatar. Natural gamma and density (gamma gamma) logs were obtained through the drill pipe for most holes. Open hole logs were then obtained consisting of gamma, density, resistivity and caliper. The open hole logs varied in depth dependent upon hole conditions. All holes were geophysically logged except where holes caved preventing geophysical logging tools from proceeding further. No verticality logs were run.

Total drilling to date is summarized in Table 10.4.

Table 10.4 Zag Suuj Project – Drilling Summary by Year

Year	Open holes	Cored holes	Total metres	Drilling company	Geophysical company
2007	2	0	500	Tanan Impex	Monkarotaj
2008	11	0	2,522	Tanan Impex	Monkarotaj
2009	4	1	922	Tanan Impex	Monkarotaj
2010	112	18	31,647	Tanan Impex	Monkarotaj
2011	29	35	9,854	ErdGeo	Monkarotaj
Total	157	54	45,445		

Hole locations were initially recorded by GPS, however at the end of each program, all holes were surveyed.

11. SAMPLE PREPARATION, ANALYSES AND SECURITY

11.1 OVOOT TOLGOI

Sampling method

The majority of exploration holes at Ovoot Tolgoi have been drilled with rotary techniques, which means that only drill cuttings have been sampled. All quality analyses used for modelling were taken from core samples, which were obtained using triple-tube coring equipment. Distribution of drilling techniques in the Sunrise and Sunset Fields is as shown in Table 11.1.

Table 11.1 Ovoot Tolgoi Project – Number of Holes by Drilling Method

Field	RC	Rotary	TT Core	ST Core	Combination Holes (RC, PCD Rotary, Core)	Total Drilling
Sunrise	139	46	30	21		236
Sunset	131	39	10	3	75	258
Sunset Underground	–	–	–	–	41	41
Totals	270	85	40	24	116	535

**RC = Reverse Circulation, TT = Triple Tube, ST = Single Tube, PCD = Poly-crystalline Diamond*

Core Sampling

Core drilling was used to collect complete representative samples of the coal seams, observe structural details, and to accurately measure the depths of lithologic contacts. Although some of the initial holes were drilled with single-tube Russian made core equipment, the majority of core drilling was done with wireline drilling systems and triple-tube core barrels. Work was conducted by Sapphire under Norwest supervision during the 2005 and 2006 programs, whereas in 2007, 2008 and 2011 it was under SouthGobi Sands supervision, and in 2010 it was under McElroy Bryan supervision.

Core was retrieved, logged, and sealed according to Norwest conventions established in 2005. Each core run was measured for total core cut versus core recovered. Photographs were taken at 0.5m intervals. Coal showing distinct lithologic variation was sampled separately, as were partings over 0.05m. Otherwise, coal intervals with a uniform appearance were bagged in 0.6m sample increments as per the core box length. When zones of core loss greater than 0.1m were encountered, separate samples were collected both above and below the zone.

Cuttings Sampling

A large number of reverse circulation and a minor amount of conventional air-rotary holes were drilled. Samples of cuttings were collected at 1m intervals and laid out in rows on the ground for examination and logging. A portion of the reverse circulation samples were used for basic proximate and thermal analysis as a comparison to the core samples. The remaining portion of the samples has been stored in Ulaanbaatar. Analytical results from these samples have not been included in the geological model.

Core Samples

Core recovery (reported in percent) is recorded after comparing the recovered core length with the core run length recorded by the driller. Additionally, the geophysical log suite thickness is compared to the recovered core measurement. Recovered coal intervals are sampled using the following criteria and quality control measures:

- Coal samples were broken out based on lithologic changes.
- In zones of uniform coal appearance, samples were bagged about every 0.60m as per the capacity of the core boxes.
- In-seam partings up to 0.10m were included in a coal sample where the thickness of the adjacent coal beds above and below the parting are both a minimum of twice the parting thickness.
- A parting was sampled separately if it is a non-coal lithology type >0.10m thickness; carbonaceous shale, bone or interbedded coal/mudstone; or comprises >50% coal.

- Samples were cleaned of any contaminants.
- Core was placed in individual, core-sleeve style, plastic bags.
- Bags were sealed with plastic tape to prevent excessive moisture loss and labelled on the outside with drillhole and sample number.
- Samples were placed in-sequence into waxed-cardboard core boxes.
- Core boxes were sealed with tape.
- Core was transported to the company offices in Ulaanbaatar.
- Core was shipped for coal quality or rock strength analyses to a certified and accredited laboratory.
- Laboratory instructions and shipment manifests were forwarded to the company's offices and compared with contents upon arrival at the accredited laboratory.
- Samples were submitted for analysis using methods that are standard for the coal industry. Laboratories used were SGS Mineral Labs in Denver, Colorado (ISO-9000 certified, accredited by NQA in the United States of America), and SGS Laboratories in Tianjin, China (currently holds ISO-17025 certification, accredited by the CNAS, China National Accreditation Service for Conformity Assessment).
- Core samples underwent a full suite of coal quality testing including short proximate, full proximate, thermal tests, ash analysis, washability testing, and metallurgical testing.
- Additional special security methods for the shipping and storage of samples were not used as coal is a relatively low-value bulk commodity.

Reverse Circulation Samples

Recovered coal intervals are sampled using the following criteria and quality control measures:

- Samples were collected at 1.0m intervals and placed into plastic bags.
- Bags were sealed with plastic tape to prevent excessive moisture loss and labelled on the outside with drill hole and sample number.
- Samples were grouped by holes into larger bags, packaged, and transported to the company's offices in Ulaanbaatar.

- A portion of these samples was sent to the Mining Institute Laboratory in Ulaanbaatar for proximate and thermal analysis.

- The remainder of the samples has been stored at the company's facilities.

- Additional special security methods for the shipping and storage of samples were not used as coal is a relatively low-value bulk commodity.

Statement

The QP (Resources) has examined the logging and sampling procedures developed and provided by Norwest, and believes that in general they represent best practice. However, since many of the holes are quite deep, and the seams are dipping relatively steeply, it is likely that at least some of the holes have deviated from the vertical, and thus the modelled thickness may not be entirely accurate. It is recommended that in future drilling programs a verticality log is run to measure hole deviation.

The QP (Resources) is unaware of any other drilling, sampling, or recovery factors that could materially impact the accuracy and reliability of the results.

In the QP (Resources) opinion, sample preparation and analysis was performed adequately and securely so as to provide unbiased and accurate results.

11.2 SOUMBER AND ZAG SUUJ

Sample Collection

Approximately 20% of exploration drill holes at Soumber have been completed with triple-tube coring equipment that allows coal sampling for laboratory analysis. These core holes are concentrated in the areas of most potential. In central and east Soumber the spacing is 65-150m, whilst in west Soumber there is only one cored hole. In central Biluut the cored hole spacing is 150-300m and central Jargalant 200-400m. On the fringes of these fields there are no cored holes.

Approximately 35% of exploration drill holes at Zag Suuj have been completed with triple-tube coring equipment that allows coal sampling for laboratory analysis. These core holes are distributed approximately 100-300m apart downdip and 500-600m apart along strike, and cover an area of approximately $5km^2$.

The procedures described below apply to holes used in the preparation of the Soumber, Biluut/Jargalant and Zag Suuj coal quality models.

Core from the drill hole was logged (i.e., measured and described) by a geologist using standard geological terms to document various attributes. The geologist's core log consists of the measured depths and description of the coal, inter-seam partings, adjacent roof and floor rock, and details of any sample intervals removed for analysis. Core handling was performed promptly and follows a distinct sequence of activities as follows:

- The core is pumped out of the core barrel;
- Excess mud is washed off and the core fitted back together;
- Recovered length is measured and depths are marked;
- Core photos are taken on 0.5m intervals;
- Lithological logging is completed; and
- Other parameters for sample identification and processing as described in Section 13.

Core recovery in the coal quality holes was 75% overall, and is considered to be reasonable. The measured length of recovered coal core was compared to the geophysical logs, and sample depths adjusted if necessary. All samples used in the geologic model were reconciled to the geophysical log intercept depths.

Incremental samples were identified by Sapphire based on comparison of field geologic and geophysical logs. Physical composite samples were identified following the receipt of the initial analytical results from the increment samples.

All core samples subject to laboratory analyses are of sufficient quality and documentation to support the conclusions of this report. Geophysical logs have been used to confirm the thickness of coal bearing zones.

Core Samples

The following procedures apply to holes used in the preparation of the Soumber and Biluut coal quality models:

- Recovered core was measured to determine an overall recovery (reported in percent) by comparing the recovered core length with the core run length recorded by the driller. Recovered core was also compared to the coal interval thickness determined from the geophysical log suite for validation.
- Recovered coal intervals were sampled using the following criteria:
    - o Coal samples were broken out based on lithologic changes. In zones of uniform coal appearance, HQ samples were bagged approximately every 0.60m as per the capacity of the core boxes.

- o In-seam partings, to a maximum cumulative thickness of 0.3m, were included in a coal sample, where the thickness of the adjacent coal beds above and below the parting were both a minimum of twice the parting thickness.

- A parting was sampled separately if it was between 0.3m thick and 0.5m thick.

- Collected samples were cleaned of mud contamination and placed in individual 6mm plastic core sleeves and sealed air-tight to prevent loss of moisture and volatiles. The bags were labeled on the outside with the core hole, sample number, and depth interval. Samples were placed in sequence into waxed-cardboard core boxes. Boxes were sealed with tape and shipped to the SGS Group analytical preparation laboratory in Ulaanbaatar, during the 2008-2011 exploration programs. At the prep lab, the samples were weighed, dried, crushed, split and repackaged for shipment to the SGS Group analytical laboratory in Tianjin, China. In 2011 all sample preparation and analysis was performed by Stewart Mongolia LLC in Ulaan Baatar.

- Laboratory instructions and the shipment manifests were forwarded to the laboratory. All records were compared with contents upon arrival at the analytical laboratory. All samples shipped to the laboratories were accounted for and underwent the specified analysis regimen.

Analytical work was performed by SGS Laboratories Inc. in Tianjin, China from 2008-2010. For the 2011 testing program the Stewart Mongolia LLC laboratory in Ulaan Baatar has been used. Both laboratories currently hold ISO-17025 certification, accredited by the CNAS (China National Accreditation Service for Conformity Assessment) and are certified to ASTM and ISO standards. Stewart employ QA/QC staff to maintain the quality system, conduct internal audits and assist in training and compliance. Global quality procedures and detailed work instructions relevant to each clause in ISO/IEC 17025 have been established to control and monitor all aspects of the company's operations. Sample handling and quality control measures use practices that are considered to be standard in the international coal industry. Coal sampling and analyses were performed to a level adequate for the conclusions reached in this technical report.

As with other coal work, no special security arrangements were made for the shipping and storage of samples. Additional security methods are not commonly employed, as coal is a relatively low-value bulk commodity.

Statement

In the opinion of the QP (Resources), sample preparation and analysis was performed adequately and securely so as to provide unbiased and accurate results.

Logging and sampling procedures established by Norwest at the commencement of exploration have been reviewed by the QP (Resources) and are consistent with industry best practice.

12. DATA VERIFICATION

Data collection verification and storage at Ovoot Tolgoi, Soumber and Biluut/Jargalant has been managed by various independent consultants employed by SGQ since 2005.

Between 2005 and 2006, Norwest directly managed the exploration program from conceptual planning of exploration targets, through data collection, to interpretation and analysis. Norwest provided on-site management throughout the majority of the exploration project during those two years. All data collection was done under a defined set of protocols established in 2005 by Qualified Persons (QP) Patrick P. Riley, and Richard Tifft, consultant/QPs for Norwest at Ovoot Tolgoi and Soumber during 2005 and 2006. Patrick P. Riley is owner and operator of The Americas Group (TAG), an independent geological consulting company based in Lakewood, Colorado. Norwest site geologists were responsible for the training and administration of data collection procedures and were responsible for reviewing all data. Norwest maintained oversight of all data collection throughout the exploration program, and the QP visited these operations and reviewed these procedures. The steps included in these written procedures are described in the preceding sections under drilling, coring, sampling methodology and sample preparation.

From 2007 to 2011, although Norwest was no longer involved in exploration programs at Ovoot Tolgoi, Soumber and Biluut, those field protocols established by Norwest and implemented by Sapphire field geologists were continued, supervised by SGQ geological personnel.

Data collection, verification and storage at Zag Suuj has also been managed by various independent consultants employed by SGQ since the start of the exploration programs. A set of procedures was set up by Norwest and The Americas Group (TAG) in 2005 when exploration at the SGQ license areas commenced. The steps included in these written procedures are described in the preceding sections under drilling, coring, sampling methodology and sample preparation. Norwest and TAG were responsible for the initial training and implementation of these procedures. Sapphire field geologists have been responsible for all exploration programs at Zag Suuj, using the procedures set up by Norwest and TAG.

The QP (Resources) was not able to personally verify that the protocols set up by Norwest for the logging of rotary and percussion holes were being followed in any of the field seasons 2005 to 2011 as the author was not present during logging and did not visit while drilling was in progress. However the Qualified Persons involved in the previous Technical Reports made statements that they were satisfied that the protocols were adequate and were being followed. The QP (Resources) has reviewed the protocols set up by Norwest for the collection of geological data and considers them reasonable for this style of deposit.

Database Review

All geologic, geophysical, and sampling data was entered and maintained on site in an electronic database maintained by Norwest and/or Sapphire in early exploration programs. All mapping was entered and maintained in electronic format on a CAD-based system. Data entry of all geologic data was managed by Norwest at the project site. All electronic data was forwarded on a routine basis to Norwest's office in Salt Lake City. Results from coal quality testing were added into the database in the Salt Lake office.

At Ovoot Tolgoi, from 2006 onwards similar procedures were in place with data routinely sent through to TAG's office in Lakewood Colorado. During the 2010 field season, data was managed at site by McElroy Bryan personnel. During the 2011 field season, data was managed at site by SouthGobi Sands personnel.

At Soumber, from 2007 to 2009 and in 2011, data was managed at site by SGQ and Sapphire personnel, and during the 2010 field season, data was managed at site by McElroy Bryan personnel.

Several levels of data verification were applied to the field and laboratory data under the supervision of the qualified person. Typical verification included:

- Direct comparison of geologist core log intervals with down-hole geophysical logs;
- Reconciliation of coal sample intervals and recovered coal core to down-hole geophysical logs; and
- Comparison of laboratory coal quality results with geophysical and geologists core logs.

Coal quality data was subjected to a series of statistical analysis to identify any errata in reported values. The electronic geologic database was subjected to a series of checks designed to locate data entry errors or inconsistencies.

Database Verification

The QP (Resources) was not in a position to verify the data used in the Resource estimates since this information was stored in individual databases maintained by Norwest and TAG and at present does not reside with SGQ. This approach of relying on third party consultants to maintain and to verify SGQ's database has inherent risks in terms of data provenance and integrity. In each of the individual technical reports produced on the project the data has been independently verified and signed off but this verified data has not been incorporated into a central SGQ database that can then be cross checked against original records. It is intended that in future SGQ will maintain its own database incorporating the data stored at TAG, Norwest and Sapphire, together with soft copies of original logs and a record of all coal quality information.

However the QP (Resources) has reviewed a subset of the data. Scanned field lithology logs and geophysical logs were provided to MMC. A representative number were checked against the seam picks used to generate the geological model. Drillhole collars were also compared to elevations in the DTM (Digital Terrain Model), and a number of drillhole locations were checked in the field. No material errors were encountered.

13. MINERAL PROCESSING AND METALLURGICAL TESTING

13.1 REGIONAL COAL QUALITY

Composite quality analyses previously performed in 2005 and 2006 on SouthGobi Sands's Ovoot Tolgoi mining license area indicate the coal rank to be high volatile B to high volatile A bituminous, based on the ASTM D388 standard. Previous Soviet-Mongolian government studies (Dashkhoral et al, 1992) utilized Soviet standards and determined the rank to be of the GJO and IGJO groups, equivalent to high-volatile bituminous coals. High volatile B and A bituminous coals are hard black coals. High volatile B produces between 7212 to 7785 kcal/kg and high volatile A produces greater than 7785 kcal/kg heat output.

The 2007 and 2008 exploration drilling results continue to indicate potential coking (HCC) and semi-soft (SSC) coals at Sunset Field, as well as lower ranked thinner coals.

Detailed sample analyses have identified the coal at Ovoot Tolgoi in its unprocessed form to be a mixture of thermal and metallurgical grade coal. Regionally, the coal is generally low ash (less than 20 percent, air-dried basis) with sulphur approximately one percent. Inherent (or residual moisture) in the coal is less than 2 percent of the coal. Free Swelling Index ranges in values from non-coking (less than 2) to coking (greater than 4).

Soumber and Zag Suuj coals tend to be higher in ash, averaging 26% (air dried basis), and lower in calorific value, averaging 6,000 kcal/kg (air dried basis). The rank is low to medium volatile bituminous coal. Several of the seams have an average FSI greater than 4, indicating metallurgical properties.

13.2 OVOOT TOLGOI

Raw Coal Quality

To date, 163 core holes have been used for analysis of Coal Quality. The total number of quality holes for each area is shown in Table 13.1.

Table 13.1 Ovoot Tolgoi Project – Cored Holes with Quality Data

Resource Area	Total Number of Exploration Holes	Number of Core Holes used for Quality Analysis	Percentage of Quality Holes
Sunrise Field	236	51	22
Sunset Field	299	112	37
Totals	535	163	30

Samples from cored holes were subjected to the raw coal analyses including proximate analysis (moisture, ash, volatile matter and fixed carbon), sulphur, thermal value, relative density and Free Swell Index (FSI or CSN).

A summary of the coal quality on a seam by seam basis is given in Table 13.2 and Table 13.3, whilst more detail on the individual plies can be found in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com.

Table 13.2 Ovoot Tolgoi Project – Sunset – Summary of Drillhole Raw Quality Data

Seam	Total Moisture	Inherent Moisture	Ash	Volatile Matter	Total Sulphur	Calorific value	FSI	Relative density
	% (ar)	*% (ad)*	*% (ad)*	*% (ad)*	*% (ad)*	*kcal/kg (ad)*		
10	5.2	1.2	19.7	31.8	1.25	6273	2.8	1.46
9	5.3	1.2	20.5	31.1	1.28	6290	3.5	1.45
8	6.1	1.1	19.7	30.3	1.09	6451	4.2	1.44
5U	4.1	1.0	12.1	31.0	0.78	7100	3.6	1.38
5L	3.0	0.7	13.3	32.0	1.01	7060	4.6	1.38

Table 13.3 Ovoot Tolgoi Project – Sunrise – Summary of Drillhole Raw Quality Data

Seam	Total Moisture	Inherent Moisture	Ash	Volatile Matter	Total Sulphur	Calorific value	FSI	Relative density
	% (ar)	*% (ad)*	*% (ad)*	*% (ad)*	*% (ad)*	*kcal/kg (ad)*		
570	8.4	1.7	18.6	31.2	1.17	6,385	3.0	1.40
5U2	9.2	1.1	14.9	30.5	1.15	6,740	2.2	1.42
5U1	6.8	0.9	13.0	31.9	0.87	6,975	2.1	1.40
5L2	7.8	1.2	12.7	32.2	1.02	6,810	3.2	1.37
5L1	8.1	1.2	14.9	30.7	0.92	6,767	3.0	1.40

Metallurgical Testing

Metallurgical test work to evaluate the coking characteristics of the coal has been completed on those seams in the Sunset and Sunrise Fields that demonstrate coking coal characteristics, including:

- Gieseler plastometer
- Audibert-Arnu dilatometer
- Phosphorus
- Free swell index (Crucible swell number)
- Trace element analysis
- Hardgrove grindability index (HGI)
- Reactive maceral analysis (petrography)

A summary of results is listed in Table 13.4.

Table 13.4 Ovoot Tolgoi Project – Coking Coal Characteristics

		No. samples	FSI	Gieseler plastometer Max. fluidity *(1ddpm)*	Dilatation Max contraction %	Max dilatation %	HGI	Petrography Vitrinite %	Vitrinite reflectance Ro
Sunrise	Mean	22	3.2	9	–35	–34	91	60.3	0.91
	Minimum		1	0	–38	–38	77	48.6	0.82
	Maximum		7	517	–20	49	129	68.5	1.10
Sunset	Mean	14	4.8	30	–20	–15	51	61.1	0.91
	Minimum		2	1	–30	–25	53	56.0	0.85
	Maximum		8	190	–6	26	59	66.1	0.97

Dry ash percentage, sulphur percentage, and Free Swelling Index (FSI) are employed as indicators for coal product type. Table 13.5 shows the three coal product categories that are assumed to be marketed by SouthGobi Sands in the PFS.

Table 13.5 Ovoot Tolgoi Project – Coal Product Categories

Coal Product	Source	Nominal Specification (Ash %)	Comment
Product A	Sunset Seam 5	8 – 10	Only produced if Sunset seam 5 ash is < 10% after processing in the rotary breaker
Washed Product	All seams	8 – 10	Product after treatment through rotary breaker, FGX dry separator and wash plant
Product D	All seams	15 – 18	Product after treatment through rotary breaker and FGX dry separator that is in excess of wash plant capacity

Nb. High ash (>45%) coal is designated as Waste

Geologic reviews indicate the distribution of the product types is not uniform throughout individual or between separate coal seams.

Coal Beneficiation

The report "Compiled test data and summary of test Approaches" summarises the coal beneficiation test work that has been conducted by SouthGobi Sands. The following is a summary of information in that report.

- Taggart Bulk sample 2009
  - o Coal was Splits of only seam 10 from Extension Pit
  - o Work done by Taggart Global
- SGS drop shatter testing 2009,
  - o Coal was Sunrise 5 Upper, Sunset 8,9,10 splits
  - o Work by sizing done on site by SouthGobi.
  - o Analyses in UB by Stewart.
- SGS bulk samples 2010
  - o For dry processing tests in pilot plant at Tangshan and for wet tumbling and float sink work in SGS labs Tianjin.
  - o Coal was:
    - ■ Dry processing Sunset 5, 8, 9, 10 , Sunrise 5
    - ■ Wet processing Sunset 5, 8, 9, 10 , Sunrise 5
    - ■ Work done by Samples from screened coal by SouthGobi site staff
    - ■ Dry pilot plant work & 1st analyses at FGX Tangshan
    - ■ Dry pilot plant analyses SGS lab Tianjin
    - ■ Wet tumble float sink by SGS labs Tianjin

Summary of key messages on validity of samples

It was not feasible in early 2009 for Taggart to obtain good access to the coals and the sample chosen gives very good data and useful commentary on size, float sink and flotation for that limited part of seam 10 that was sampled.

In late 2009 there was reasonable access to the seams and Sunrise 5 Upper was taken from a 2m wide 30m trench in "MAK Pit". Sunset 8 sample was from the ramp leading to the mining face for seam 5 and samples for splits of seams 9 and 10 were taken from trenching the floor the extension pit. These samples were taken and handled and processed with all appropriate care and the results are representative of the samples taken. While there are many splits of seams 8, 9 and 10 that could be tested, the splits chosen were the largest of those available and are regarded to be fairly representative of the typical coal behaviour.

In mid-2010, SouthGobi staff obtained samples of minus 50mm product coal from Sunset 5, 8, 9, 10 and Sunrise 5. The various one hundred tonne loads were trucked to Ceke and subsamples were taken and trucked, at about 10t each, to Tangshan for testing. These coals were typical of the mined material at that time and , again, while these were not representative of a life of mine blend , these samples and tests give good data on the size, breakdown, float sink character and flotation performance for the upcoming raw coal production

Dominant features of the coals are:

- Consistent high fines level
- Amenability to flotation for fines
- Possible improvement in flotation, especially seams 10 following test work
- Consistent low ash for F1.4 fraction
- Substantial breakdown during wet tumbling

Simulation results show the favourable yield and ash of the Sunrise and Sunset reserves and even with the higher ash seam 10 product blended in, the overall blended clean washed coal may be set to provide an ash level lower than 8.5-9% for yields over 85%.

13.3 SOUMBER

Coal Quality

To date 81 core holes have been used for analysis of coal quality at Soumber and 69 holes at Biluut/Jargalant. Samples from cored holes were subjected to the raw coal analyses including proximate analysis (moisture, ash, volatile matter and fixed carbon), sulphur, thermal value, relative density and Free Swell Index (FSI or CSN).

A summary of the raw coal quality on a seam by seam basis is given in Table 13.6 for Soumber and Table 13.7 for Biluut/Jargalant. Detailed results for individual plies can be found in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Soumber Deposit, Mongolia available on www.sedar.com.

Based on these analytical results and available composite coal quality data, the coal rank for the Soumber and Biluut fields ranges between low to medium volatile bituminous coal, defined by ASTM Standard D388. Volatile matter (on a dry ash free basis) for the Biluut seams is more variable than for Soumber, however this may be due to insufficient samples. The average calorific values for individual seams range between 5,000 to 7,800 kcal/kg.

Limited washability testing has been undertaken to date. No product testing has yet been completed for samples taken in 2011, however Table 13.8 lists calculated yield, ash and FSI derived from the 2011 washability tables.

Ash fusion and ash analysis testing has been undertaken on composite samples from 9 holes drilled in 2009 at Soumber and 15 holes at Biluut/Jargalant, as summarized in Table 13.9 and Table 13.10.

Table 13.6 Soumber Project – Summary of Drillhole Raw Quality Data – Soumber

Seam	Total Moisture	Inherent Moisture	Ash	Volatile Matter	Total Sulphur	Calorific value	FSI*	Relative density
	% (ar)	*% (ad)*	*% (ad)*	*% (ad)*	*% (ad)*	*kcal/kg (ad)*		
5	9.7	0.6	33.8	16.2	0.50	5,333	1.4	1.68
4	9.4	0.6	31.8	16.6	0.48	5,459	1.7	1.65
3	5.4	0.6	25.2	18.1	0.74	6,156	4.8	1.55
2	6.5	0.6	25.9	18.7	1.19	6,223	5.3	1.56
1	4.1	0.5	24.0	21.4	1.17	6,582	6.8	1.49
0	3.5	0.5	20.4	22.8	1.50	6,827	4.4	1.52

* *FSI values are different from those shown in 2012 Resource Report due to a reporting error in the earlier report*

Table 13.7 Soumber Project – Summary of Drillhole Raw Quality Data – Biluut/Jargalant

Seam	Total Moisture	Inherent Moisture	Ash	Volatile Matter	Total Sulphur	Calorific value	FSI	Relative density
	% (ar)	*% (ad)*	*% (ad)*	*% (ad)*	*% (ad)*	*kcal/kg (ad)*		
3	6.5	0.6	33.6	19.7	0.55	6,007	4.1	1.66
2U	4.3	0.5	21.9	26.8	0.55	6,648	6.3	1.47
2L	6.2	0.5	26.1	20.0	0.55	6,147	5.4	1.57
1U	4.9	1.0	27.5	12.6	0.50	5,780	2.5	1.62
1L	5.5	0.7	20.9	12.3	0.41	6,509	–	1.59

Table 13.8 Soumber Project – Summary of Calculated F1.40 Results 2011 Drillholes – Soumber & Biluut/Jargalant

		No. samples	F1.40 (calculated) Yield %	Ash %	FSI
Soumber	Mean	15	58.5	9.8	7.1
	Minimum		20.3	4.2	3.8
	Maximum		91.2	15.1	8.8
Biluut	Mean	15	57.4	9.9	5.8
	Minimum		14.9	5.6	0.0
	Maximum		91.1	14.7	9.0
South Biluut	Mean	37	64.9	11.3	5.9
	Minimum		15.6	6.1	0.0
	Maximum		97.5	30.0	9.0
Jargalant	Mean	32	57.3	12.3	4.7
	Minimum		11.6	4.4	0.0
	Maximum		93.8	47.1	8.9

Table 13.9 Soumber Project – Summary of Ash Fusion Temperature Results – Soumber & Biluut/Jargalant

			Ash fusion temperature deg C Reducing atmosphere				Ash fusion temperature deg C Oxidising atmosphere			
		No. samples	Deformation	Spherical	Hemispherical	Flow	Deformation	Spherical	Hemispherical	Flow
Soumber	Mean	33	1244	1270	1281	1300	1314	1328	1340	1354
	Min		1155	1163	1168	1198	1221	1230	1239	1247
	Max		1355	1358	1370	1454	1370	1403	1414	1420
Biluut	Mean	16					1280	1300	1310	1322
	Min						1225	1233	1240	1248
	Max						1371	1455	1469	1485
South Biluut	Mean	39	1248	1264	1275	1287	1304	1316	1324	1335
	Min		1113	1163	1172	1179	1228	1236	1241	1247
	Max		1467	1501	1501	1501	1501	1501	1501	1501
Jargalant	Mean	32	1237	1260	1272	1282	1297	1310	1319	1331
	Min		1141	1141	1154	1164	1223	1234	1238	1243
	Max		1331	1429	1452	1481	1447	1496	1501	1501

Table 13.10 Soumber Project – Summary of Ash Analysis Testing Results – Soumber & Biluut/Jargalant

		No. samples	SiO_2 %	Al_2O_3 %	Fe_2O_3 %	CaO %	MgO %	Na_2O %	K_2O %	TiO_2 %	Mn_3O_4 %	SO_3 %	P_2O_5 %	SrO %	BaO %	ZnO %
Soumber	Mean	31	33.33	13.76	14.11	22.05	3.44	0.57	1.38	0.55	0.39	9.79	0.17	0.18	0.01	0.01
	Minimum		5.70	7.01	5.09	5.34	0.81	0.14	0.22	0.17	0.06	0.89	0.04	0.06	0.01	0.01
	Maximum		58.85	23.10	32.66	44.57	12.73	1.06	3.22	1.36	0.91	18.72	1.52	0.45	0.02	0.02
Biluut	Mean	40	34.34	15.82	14.02	19.78	3.64	0.74	1.52	0.84	0.38		0.14			
	Minimum		14.92	8.47	3.73	2.96	1.07	0.34	0.39	0.27	0.06		0.02			
	Maximum		62.79	25.41	25.25	37.25	6.70	1.27	4.41	2.23	0.75		0.46			
South Biluut	Mean	39	33.55	15.09	13.20	22.01	3.65	0.73	1.86	0.67	0.37		0.10			
	Minimum		8.98	8.81	2.85	0.21	0.63	0.20	0.19	0.14	0.03		0.01			
	Maximum		62.74	21.96	20.97	38.82	8.38	1.97	5.50	1.27	0.76		0.71			
Jargalant	Mean	30	38.67	15.82	10.86	18.10	4.35	0.66	2.06	0.96	0.22		0.12			
	Minimum		16.29	6.96	4.91	1.19	1.03	0.28	0.47	0.49	0.03		0.04			
	Maximum		63.85	22.81	30.26	41.94	11.92	1.60	5.74	2.35	0.64		0.37			

Metallurgical Testing

Washability testing and metallurgical test work to evaluate the coking characteristics of the coal has been undertaken on composite samples from 9 holes drilled at Soumber during 2009, including:

- Gieseler plastometer
- Audibert-Arnu dilatometer
- Free swell index (Crucible swell number)
- Trace element analysis
- Hardgrove grindability index (HGI)
- Reactive maceral analysis (petrography)

A summary of results is listed in Table 13.11. No coking coal tests have been performed on Biluut/Jargalant samples, and no further work has been performed on samples from the Soumber field since 2009.

Table 13.11 Soumber Project – Coking Coal Characteristics

	No. samples	FSI (CSN)	Max fluidity	Dilatation Max contraction	Max dilatation	HGI	Petrography Vitrinite	RoMax
			1 ddpm	*%*	*%*		*%*	
Mean	16	6.5	856	21.8	69.0	146	87.7	1.49
Minimum		0.5	3	4.0	(17.8)	119	61.4	1.31
Maximum		9	1,782	29.8	153.4	184	97.5	2.07

Coal Beneficiation

Soumber and Biluut/Jargalant coal has higher ash content than Ovoot Tolgoi, and since the seams dip at a relatively steep angle there is the possibility that the thinner seams may be affected by dilution from partings during mining, and thus there may be benefit in washing the coal.

The QP (Resources) recommends that further coal washing studies be conducted.

There are inconsistencies in various documents regarding Soumber coal beneficiation which makes estimating yield and product quality difficult.

Firstly, the seam names used in the Ausenco Taggart report of 14 November 2010 are I, II and III; however, the seam names in the Resource estimate are 0, 1, 2, 3, 4, 5 and 6. A cross-reference table has not been provided.This difference could be due to improved geological knowledge and seam reinterpretation.

Secondly, in the Ausenco Taggart report the FSI (free swelling index) (a measure of coking coal properties) for the concentrate of the product coal (i.e. the primary product) is generally significantly lower (1.0, 1.2 and 2.2 for seams III, II and I respectively, suggesting that the coal may not be coking coal). However, the FSI results shown in Table 13.8 above (7.1, 5.8, 5.9, and 4.7 for Soumber, Biluut,South Biluut and Jargalant, respectively) suggest that the coal has coking properties. The reason for this difference is not known; however, it could be due to oxidation of the early samples prior to testing. As the more recent results indicate coking properties, then MMC recommends that the primary product be assumed to be coking coal for conceptual mine planning.

The Ausenco Taggart report of 10 May 2012 suggests that a yield of 66% with a 78%/22% split between coking and thermal product be assumed for conceptual mine planning. These are similar to the yield and product quality results shown in Table 13.8 above, indicating that these assumptions are reasonable for conceptual mine planning.

These coal beneficiation assumptions need to be confirmed by detailed mine planning and coal processing.

13.4 ZAG SUUJ

Coal Quality

To date 54 core holes have been used for analysis of coal quality at Zag Suuj. Samples from cored holes were subjected to the raw coal analyses including proximate analysis (moisture, ash, volatile matter and fixed carbon), sulphur, thermal value, relative density and Free Swell Index (FSI or CSN).

A summary of the coal quality on a seam by seam basis is given in Table 13.12. Detailed results for individual plies can be found in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Zag Suuj Deposit, Mongolia available at www.sedar.com.

Based on these analytical results and available composite coal quality data, the coal rank for the Zag Suuj deposit ranges between low to medium volatile bituminous coal, as defined by ASTM Standard D388. The average calorific value for individual seams ranges between 5,600 and 6,100 kcal/kg (ad).

Limited washability testing has been undertaken to date. Calculation of a F1.40 product is given in Table 13.13. Ash fusion and ash analysis testing has been undertaken on composite samples from 20 holes drilled in 2011 at Zag Suuj , as summarized in Table 13.14 and Table 13.15.

Table 13.12 Zag Suuj – Summary of Drillhole Raw Quality Data

Seam	Total Moisture	Inherent Moisture	Ash	Volatile Matter	Total Sulphur	Calorific Value	FSI	Relative Density
	% ar	*% ad*	*% ad*	*% ad*	*% ad*	*kcal/kg ad*		
D								1.70
C								1.62
B4	7.6	0.5	29.4	22.53	1.00	5,653	5.9	1.56
B3	9.5	1.6	25.2	22.26	1.15	6,131	7.1	1.52
B2	10.4	0.4	22.8	23.32	1.41	6,128	8.0	1.51
B1								1.73
A								1.54

Table 13.13 Zag Suuj F1.40 Proximate Analysis Testing Results

	No. Samples	Yield %	Ash % ad	FSI
Mean	40	58.9	10.2	7.6
Minimum		25.4	6.6	0.0
Maximum		82.0	17.2	9.0

Table 13.14 Zag Suuj – Summary of Ash Analysis Testing Results

	No. samples	SiO_2 %	Al_2O_3 %	Fe_2O_3 %	CaO %	MgO %	Na_2O %	K_2O %	TiO_2 %	Mn_3O_4 %	P_2O_5 %	Cr_2O_3 %
Mean	40	38.49	19.47	7.07	17.21	4.74	1.02	2.28	0.69	0.11	0.60	0.01
Minimum		19.22	8.98	3.86	3.26	1.44	0.35	0.97	0.35	0.04	0.08	0.00
Maximum		57.20	25.05	17.35	35.36	18.62	4.47	4.14	1.00	0.23	2.09	0.02

Table 13.15 Zag Suuj – Summary of Ash Fusion Temperature Results

	No.	Ash fusion temperature deg C Reducing atmosphere				Ash fusion temperature deg C Oxidising atmosphere			
	samples	Deformation	Spherical	Hemispherical	Flow	Deformation	Spherical	Hemispherical	Flow
Mean	40	1256	1282	1293	1302	1297	1315	1325	1336
Minimum		1090	1166	1189	1204	1238	1246	1249	1256
Maximum		1394	1415	1418	1451	1385	1464	1476	1490

Metallurgical Testing

No results of testing of coking properties are available for Zag Suuj samples to date.

Coal Beneficiation

The plan for Zag Suuj coal is that it will all be washed to produce a coking product or blend. Detailed beneficiation studies are planned to be carried out on the coal.

Zag Suuj coal has higher ash content than Ovoot Tolgoi, and since the seams dip at a relatively steep angle there is the possibility that the thinner seams may be affected by dilution from partings during mining, and thus there may be benefit in washing the coal.

14. MINERAL RESOURCE ESTIMATES

The estimates of Mineral Resource and Mineral Reserves provided in this Independent Technical Review and Competent Person's Report are current as of the date on the cover page of this report. Those estimates which are dated prior to 6 months from this date are, in Runge's opinion, still valid as no material change has occurred since this date.

The classification, estimation, and reporting of Resources for the Ovoot Tolgoi, Soumber, Biluut/Jargalant and the Zag Suuj deposits are in accordance with National Instrument 43-101. In addition, use has been made of the following referenced documents, the Canadian Institute of Mining, Metallurgy and Petroleum's CIM "Definition Standards on Mineral Resources and Reserves" adopted by CIM Council on November 27, 2010, and the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada" (GSC Paper 88-21) for the Resource estimates summarized in this Competent Person's Report.

Resources are classified as to the assurance of their existence into one of three categories, Measured, Indicated or Inferred. The category to which a Resource is assigned depends on the level of confidence in the geological information available. GSC Paper 88-21 provides guidance for categorizing various types of coal deposits by levels of assurance. These were considered by the Qualified Person during the classification of the Resources. Additionally, Resources are classified in GSC Paper 88-21 as to the assurance of their existence into one of four categories, using the criteria for coals found in Geology Type "Complex" conditions, as shown in Table 14.1.

The Resource estimations contained within are on a clean basis, i.e., as an in-situ tonnage and not adjusted for mining losses or recovery. However, minimum mineable seam thickness and maximum removable parting thickness are considered; coal intervals not meeting these criteria are not included in the Resources.

Table 14.1 – Criteria used to define assurance of existence for coals of complex geology type

	Assurance of Existence Category		
Criteria	**Measured**	**Indicated**	**Inferred**
Cross-section spacing (m)	150	300	600
Minimum # data points per section	3	3	3
Mean data point spacing (m)	100	200	400
Maximum data point spacing (m)	200	400	800

14.1 OVOOT TOLGOI

Geological Modelling

The QP (Resources) was provided with geological models for both the Sunset and Sunrise Fields by SouthGobi Sands. These models had been created by McElroy Bryan Geological Services (MBGS) in 2010 using Minex software. The Sunset model is adequate for use in estimating Resources, and is an update of the 2010 model with the addition of 2011 drilling. Table 14.2 shows the seam nomenclature used in the model.

Table 14.2 Ovoot Tolgoi Project – Sunset Seam Nomenclature

Seam 10		Seam 9		Seam 8		Seam 5U				Seam 5L			
106	1062	95	952	8	82	5U	5U3		5U33	5L	5L3		5L32
	1061		951		81				5U32				5L31
105		94	94U		80				5U31		5L2	5L23	5L23U
104	1042		942				5U2	5U22	5U222				5L232
	1041		941						5U221				5L231
103	103U		940						5U220				5L230
	1032	93	932					5U21	5U212			5L22	5L222
	1031		931						5U211				5L221
102	1022	92	92U						5U210			5L21	5L21U
	1021		922				5U1	5U12	5U122				5L212
101	1012		921						5U121				5L211
	1011		920					5U11	5U112				5L210
		91							5U111		5L1	5L12	5L122
		90	902						5U110				5L121
			901									5L11	5L112
													5L111
													5L110

The Sunrise 2010 geological model only covered the area planned for initial years of mining and did not cover the extent of the drillhole data. An earlier 2006 Minex model was provided by SouthGobi Sands. However MBGS had undertaken considerable seam re-correlation in their model area, thus the seam nomenclature in the two models was different. This was reconciled by assigning a 2010 model name to the equivalent seam in the 2006 model, Post-2006 holes were incorporated in the area of the Sunrise model which had been generated in 2006.

In May 2011 MBGS re-correlated the complete Sunrise field, with the nomenclature shown in Table 14.3, and created a new geological model. No holes have been drilled at Sunrise since May 2011.

Table 14.3 Ovoot Tolgoi Project – Sunrise Seam Nomenclature

Seam 7		Seam 6		Seam 5U			Seam 5L		
7L5		6U2		5U3	5U32	5U322	5L2	5L23	5L232
7L4		6U1	6U12			5U321			5L231
7L3	7L32		6U11		5U31	5U312		5L22	5L222
	7L31	6U0				5U311			5L221
		6L2		5U2	5U22	5U222		5L21	5L212
		6L1	6L12			5U221			5L211
			6L11		5U21	5U212	5L1	5L12	5L122
		6L0				5U211			5L121
		6U2		5U1	5U12			5L11	5L112
		6U1	6U12		5U11				5L111
			6U11	5U0			5L0	5L0U	
		6U0						5L0L	

In order to verify the models, the QP (Resources) recreated models for both Fields in *Minescape*. Graphical output – contours and sections – were created from both sets of models and compared. In general comparison was good, allowing for differing modelling techniques. A subset of the drillhole data was also checked against original field lithology and geophysical logs. The drillhole collars were also compared against the topographic model. No material errors were found.

Thickness and structure floor contours of the main seam groups are included in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com, along with representative cross sections.

Resource Estimation

Resources have been estimated as of 31st October 2011 using the Minex models generated by MBGS. The Resources have been classified in the same manner as previous estimates, using the existence criteria listed in Table 14.1. Pit optimization studies undertaken in 2010 have shown that open pit mining is possible to depths up to 300m, whilst previous estimates (prior to 2010) limited surface resources to a depth of 250m.

Other criteria used to limit the Resource are:

- Minimum coal thickness = 0.3m (previous estimates used 0.6m),
- Minimum coal parting = 0.3m (previous estimates used 0.6m),
- Base of weathering = 4m,
- Surface Resources limited to a depth of 300m,
- Underground Resources limited to depth range of 300-600m,
- Volumes converted to tonnages using laboratory air dried relative density analytical results,
- Resources limited to mining license boundary,
- Resources depleted by mined out tonnage (as of 31 October 2011).

GSC Paper 88-21 indicates that 0.6m minimum thickness should be used for Complex coal deposits. MMC interprets this as total seam thickness rather than individual ply thickness. Since the Deposit has been modelled as a ply model, with a number of plies composited to the geological seam, which during mining will be aggregated to a working section, it was felt that the use of 0.3m as a minimum thickness for individual plies was justified.

A summary of Resources for Ovoot Tolgoi Deposit is given Table 14.5, whilst plans showing the Resource polygons are along with detailed Resource tables, including quality information can be found in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com.

The Measured and Indicated Resources are inclusive of those Resources modified to produce the Reserves, i.e. Reserves are not additional to Resources.

Table 14.4 Summary of Resources Ovoot Tolgoi Deposit – 31 October 2011

Field	Type	Seam group	Measured *Mt*	Indicated *Mt*	Inferred *Mt*
Sunset	Surface (depth < 300m)	10	8.8	2.4	1
		9	20.9	6.2	3
		8	5.1	1.7	1
		5U	17.4	15.1	4
		5L	5.5	10.0	5
		Total	**57.8**	**35.5**	**15**
	Underground (depth 300m-600m)	5U	47.4	10.9	9
		5L	3.8	9.5	16
		Total	**51.2**	**20.4**	**25**
Sunrise	Surface (depth < 300m)	7L/6U/6L	7.3	8.3	4
		5U3/5U2	21.8	9.4	4
		5U1/5U0	6.3	2.1	1
		5L2	27.2	3.7	0
		5L1/5L0	12.8	0.9	0
		Total	**75.5**	**24.4**	**9**
	Underground (depth 300m-600m)	5U3/5U2	0.02	0.9	4
		5U1/5U0	0.1	0.8	1
		5L2	5.7	11.5	19
		5L1/5L0	8.9	9.9	13
		Total	**14.63**	**22.9**	**37**
Grand total	**Surface (depth < 300m)**		**133.3**	**59.9**	**24**
	Underground (depth 300m-600m)		**65.8**	**43.3**	**62**

Totals may not add up due to rounding

For more details on coal quality see MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia available on www.sedar.com.

14.2 SOUMBER

Geological Modelling

The QP (Resources) was provided with two geological models for the Soumber and Biluut/Jargalant fields by SGQ. These models had been created by McElroy Bryan Geological Services (MBGS) in November 2011 (Biluut/Jargalant) and January 2012 (Soumber) using Minex software. Table 14.6 and Table 14.7 show the seam nomenclature used in the models.

Table 14.5 Soumber Project – Seam Nomenclature

<table>
<tr><td rowspan="3">7</td><td>73</td><td rowspan="6"></td><td rowspan="17">4</td><td rowspan="6">43</td><td>436</td><td rowspan="13">1</td><td>16</td><td></td></tr>
<tr><td>72</td><td>435</td><td rowspan="3">15</td><td>153</td></tr>
<tr><td>71</td><td>434</td><td>152</td></tr>
<tr><td rowspan="3">6</td><td>64</td><td>433</td><td>151</td></tr>
<tr><td>63</td><td>432</td><td>14</td><td></td></tr>
<tr><td>62</td><td>431</td><td rowspan="3">13</td><td>132</td></tr>
<tr><td rowspan="26">5</td><td rowspan="3">57</td><td>573</td><td rowspan="7">42</td><td>422</td><td>131</td></tr>
<tr><td>572</td><td>4216</td><td>130</td></tr>
<tr><td>571</td><td>4215</td><td rowspan="3">12</td><td>122</td></tr>
<tr><td rowspan="5">56</td><td>565</td><td>4214</td><td>121</td></tr>
<tr><td>564</td><td>4213</td><td>120</td></tr>
<tr><td>563</td><td>4212</td><td rowspan="2">11</td><td>112</td></tr>
<tr><td>562</td><td>4211</td><td>111</td></tr>
<tr><td>561</td><td rowspan="3">41</td><td>413</td><td rowspan="5">0U</td><td>0U3</td><td></td></tr>
<tr><td rowspan="3">55</td><td>553</td><td>412</td><td rowspan="2">0U2</td><td>0U22</td></tr>
<tr><td>552</td><td>411</td><td>0U21</td></tr>
<tr><td>551</td><td>40</td><td></td><td rowspan="2">0U1</td><td>0U12</td></tr>
<tr><td rowspan="3">54</td><td>543</td><td rowspan="10">3</td><td rowspan="4">34</td><td>344</td><td>0U11</td></tr>
<tr><td>542</td><td>343</td><td rowspan="5">0M</td><td rowspan="2">0M2</td><td>0M22</td></tr>
<tr><td>541</td><td>342</td><td>0M21</td></tr>
<tr><td rowspan="3">53</td><td>532</td><td>341</td><td rowspan="3">0M1</td><td>0M13</td></tr>
<tr><td>531</td><td rowspan="2">33</td><td>332</td><td>0M12</td></tr>
<tr><td>530</td><td>331</td><td>0M11</td></tr>
<tr><td rowspan="3">52</td><td>523</td><td rowspan="2">32</td><td>322</td><td rowspan="5">0L</td><td>0L3</td><td></td></tr>
<tr><td>522</td><td>321</td><td rowspan="3">0L2</td><td>0L22</td></tr>
<tr><td>521</td><td rowspan="2">31</td><td>312</td><td>0L21</td></tr>
<tr><td rowspan="2">51</td><td>512</td><td>311</td><td></td></tr>
<tr><td>511</td><td rowspan="10">2</td><td rowspan="2">23</td><td>232</td><td>0L1</td><td></td></tr>
<tr><td rowspan="4">50</td><td>504</td><td>231</td></tr>
<tr><td>503</td><td rowspan="3">22</td><td>222</td></tr>
<tr><td>502</td><td>221</td></tr>
<tr><td>501</td><td>220</td></tr>
<tr><td rowspan="3">21</td><td>212</td></tr>
<tr><td>2112</td></tr>
<tr><td>2111</td></tr>
<tr><td rowspan="2">20</td><td>202</td></tr>
<tr><td>201</td></tr>
</table>

Table 14.6 Soumber Project – Biluut/Jargalant Seam Nomenclature

Seam	Ply
3U	3U2
	3U1
3L	3L2
	3L1
2U	2U3
	2U2
	2U1
2L	2L2
	2L1
1U	1U
1L	1L1
	1L0

In order to verify the models, the QP (Resources) recreated models for the Soumber and Biluut/Jargalant fields in Minescape. Graphical output – contours and sections – were created from both sets of models and compared. In general comparison was good, allowing for differing modelling techniques. A subset of the drillhole data was also checked against original field lithology and geophysical logs. The drillhole collars were also compared against the topographic model. No material errors were encountered.

Thickness and structure floor contours of the main seam groups are available in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Soumber Deposit, Mongolia available on www.sedar.com, along with representative cross sections.

Resource Estimation 2012

Resources have been estimated in January 2012 using the Minex model generated by MBGS in December 2011 to January 2012. The Resources have been classified in a similar manner as previous estimates, using the existence same criteria listed in Table 14.1. Additionally, the presence of raw quality data was taken into consideration in assigning the Resource status.

Other criteria used to limit the Resource are:

- Minimum ply thickness = 0.3m (previous estimates used 0.6m);
- Minimum coal parting = 0.3m (previous estimates used 0.6m);
- Base of weathering = 4m;
- Surface Resources limited to a depth of 300m;
- Volumes converted to tonnages using laboratory air dried relative density analytical results; and
- Resources limited to licence boundaries.

GSC Paper 88-21 indicates that 0.6m minimum thickness should be used for Complex coal deposits. MMC interprets this as total seam thickness rather than individual ply thickness. Since the Deposit has been modelled as a ply model, with a number of plies composited to the geological seam, which during mining will be aggregated to a working section, it was felt that the use of 0.3m as a minimum thickness for individual plies was justified.

A summary of Resources is given in Table 14.8, Table 14.9, Table 14.10 and Table 14.11, whilst plans showing the Resource polygons are available in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Soumber Deposit, Mongolia available on www.sedar.com. Resources have increased substantially since the last estimate, due to an extensive drilling program in 2011.

Table 14.7 Soumber Field Summary of Resources 25th January 2012 (depth < 300m)

Seam	Volume M cu.m.	Mass MTonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total sulphur % ad	Calorific value kcal/kg ad	FSI
Central Soumber										
5 Seam group										
Measured	2.8	4.6	1.68	8.4	0.5	33.5	16.6	0.56	5332	1.5
Indicated	2.2	3.7	1.62	8.4	0.5	29.5	15.7	1.21	5766	2.2
Mes+Ind	5.0	8.3	1.64	8.4	0.5	31.7	16.2	0.85	5525	1.8
Inferred	1.0	10.6	1.62	8.1	0.5	29.5	15.6	1.36	5723	2.3
4 Seam group										
Measured	3.5	5.8	1.67	9.4	0.6	32.9	16.9	0.45	5287	1.6
Indicated	1.1	1.9	1.64	10.1	0.7	30.3	17.0	0.78	5571	2.4
Mes+Ind	4.6	7.6	1.67	9.6	0.6	32.3	16.9	0.53	5356	1.8
Inferred	1.5	2.5	1.62	10.4	0.6	28.7	17.4	1.01	5638	3.3
3 Seam group										
Measured	2.4	3.8	1.56	6.2	0.6	25.9	18.7	0.88	6137	4.4
Indicated	1.3	2.1	1.56	6.6	0.6	25.9	18.8	0.98	6159	4.1
Mes+Ind	3.7	5.9	1.56	6.4	0.6	25.9	18.7	0.92	6145	4.3
Inferred	0.5	0.7	1.46	7.9	0.5	17.8	18.6	1.35	7048	6.0
2 Seam group										
Measured	8.1	12.2	1.55	5.4	0.5	25.4	19.7	1.25	6277	6.3
Indicated	2.2	3.3	1.52	5.7	0.5	23.4	20.2	1.21	6435	6.4
Mes+Ind	10.3	15.5	1.54	5.5	0.5	25.0	19.8	1.24	6311	6.3
Inferred	1.5	2.2	1.55	5.1	0.5	25.6	20.3	1.08	6143	6.0

Central Soumber

Seam	Volume M cu.m.	Mass MTonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total sulphur % ad	Calorific value kcal/kg ad	FSI
1 Seam group										
Measured	1.1	1.6	1.50	4.6	0.7	24.2	21.2	1.16	6453	4.9
Indicated	1.3	1.9	1.51	3.9	0.6	24.8	21.1	1.03	6757	5.3
Mes+Ind	2.4	3.5	1.51	4.2	0.7	24.6	21.1	1.09	6619	5.2
Inferred	1.1	1.6	1.49	4.7	0.6	22.8	20.8	1.11	6737	5.5
0 Seam group										
Measured	2.0	2.8	1.47	3.6	0.4	16.0	23.1	0.98	7212	4.6
Indicated	2.5	3.4	1.47	3.5	0.4	15.2	22.8	0.85	7265	3.7
Mes+Ind	4.4	6.2	1.47	3.5	0.4	15.6	23.0	0.91	7241	4.1
Inferred	1.7	2.4	1.45	3.6	0.4	13.7	23.9	1.01	7487	
Total Measured	19.8	30.8	1.58	6.5	0.5	27.2	16.5	0.92	6025	4.2
Total Indicated	10.6	16.3	1.55	6.3	0.5	24.3	15.7	1.03	6363	4.0
Total Mes+Ind	30.5	47.1	1.57	6.4	0.5	26.2	16.2	0.96	6142	4.2
Total Inferred	7.2	11.0	1.53	6.5	0.5	23.4	17.5	1.11	6408	4.5

Seam	Volume M cu.m.	Mass MTonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total sulphur % ad	Calorific value kcal/kg ad	FSI
				East Soumber						
4 Seam group										
Measured	0.0	0.0								
Indicated	0.0	0.0								
Mes+Ind	0.0	0.0								
Inferred	0.6	1.1	1.54	9.1	0.8	20.8	15.2	0.59	6517	1.6
3 Seam group										
Measured	0.0	0.0								
Indicated	2.5	4.0	1.52	11.4	1.1	22.8	16.0	0.47	6146	1.5
Mes+Ind	2.5	4.0	1.52	11.4	1.1	22.8	16.0	0.47	6146	1.5
Inferred	2.8	4.5	1.49	9.6	0.9	21.0	16.6	0.70	6442	2.8
2 Seam group										
Measured	11.2	16.9	1.60	7.4	0.8	28.4	15.6	0.80	5804	3.4
Indicated	7.4	11.1	1.60	7.6	0.8	28.8	16.0	0.88	5778	3.3
Mes+Ind	18.6	28.0	1.60	7.5	0.8	28.6	15.8	0.83	5793	3.4
Inferred	3.1	4.6	1.59	7.7	0.9	29.0	16.5	0.90	5716	3.8
Total Measured	11.2	16.9	1.60	7.4	0.8	28.4	15.6	0.80	5804	3.4
Total Indicated	9.9	15.1	1.58	8.6	0.9	27.2	16.0	0.77	5875	2.8
Total Mes+Ind	21.1	32.0	1.59	8.0	0.9	27.8	15.8	0.78	5837	3.1
Total Inferred	6.5	10.1	1.54	8.7	0.9	24.6	16.4	0.78	6120	3.2
				Grand Total						
Grand Total Measured	**31.0**	**47.7**	**1.59**	**6.8**	**0.6**	**27.6**	**16.2**	**0.88**	**5947**	**3.9**
Grand Total Indicated	**20.5**	**31.4**	**1.56**	**7.4**	**0.7**	**25.7**	**15.8**	**0.90**	**6128**	**3.4**
Grand Total Mes+Ind	**51.6**	**79.1**	**1.58**	**7.0**	**0.7**	**26.8**	**16.0**	**0.89**	**6019**	**3.8**
Grand Total Inferred	**13.7**	**21.1**	**1.53**	**7.6**	**0.7**	**24.0**	**17.0**	**0.95**	**6270**	**3.9**

Table 14.8 Biluut Field Summary of Resources 9th January 2012

Surface: Depth < 300m

Seam	Class	Volume Mcu.m.	Mass Mtonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total Sulphur % ad	Calorific value kcal/kg ad	FSI
2U	Measured	0.4	0.6	1.39	3.9	0.3	15.6	28.0	0.48	7,262	7.5
	Indicated	2.8	4.2	1.46	5.2	0.6	23.6	27.1	0.27	6,395	5.2
	Total Meas+Ind	3.2	4.7	1.45	5.0	0.5	22.7	27.2	0.29	6,497	5.2
	Inferred	3.7	5.3	1.41	2.7	0.4	16.3	27.2	0.29	7,122	7.4
2L	Measured	3.0	4.9	1.61	4.5	0.6	28.7	18.2	0.48	5,868	6.3
	Indicated	10.4	16.4	1.58	6.2	0.5	25.8	19.3	0.38	6,135	5.7
	Total Meas+Ind	13.4	21.3	1.59	5.8	0.5	26.4	19.0	0.40	6,074	5.7
	Inferred	1.8	2.9	1.62	5.4	0.6	28.6	17.4	0.44	5,853	5.5
1U	Measured	0.0	0.0								
	Indicated	0.0	0.0								
	Total Meas+Ind	0.0	0.0								
	Inferred	0.2	0.3	1.73	8.1	0.8	34.1	12.3	0.61	5,261	2.5
1L1	Measured	3.0	4.8	1.57	5.2	0.6	20.0	12.5	0.44	6,600	0.0
	Indicated	7.5	11.8	1.57	5.5	0.7	19.1	12.3	0.39	6,717	0.0
	Total Meas+Ind	10.6	16.6	1.57	5.4	0.7	19.3	12.3	0.40	6,683	0.0
	Inferred	1.9	3.0	1.57	5.6	0.7	19.5	12.5	0.41	6,654	0.0
TOTAL	**Measured**	**6.5**	**10.2**	**1.58**	**4.8**	**0.6**	**23.9**	**16.1**	**0.46**	**6,285**	**6.4**
	Indicated	**20.8**	**32.4**	**1.56**	**5.8**	**0.6**	**23.1**	**17.7**	**0.37**	**6,381**	**5.6**
	Total Meas+Ind	**27.2**	**42.6**	**1.56**	**5.6**	**0.6**	**23.3**	**17.3**	**0.39**	**6,358**	**5.6**
	Inferred	**7.6**	**11.5**	**1.51**	**4.3**	**0.5**	**20.7**	**20.5**	**0.36**	**6,630**	**6.6**

Seam	Class	Volume Mcu.m.	Mass Mtonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total Sulphur % ad	Calorific value kcal/kg ad	FSI
				Underground: Depth 300-600m							
2U	Measured	0.00	0.00								
	Indicated	0.01	0.01	1.47	5.1	0.6	24.6	26.9	0.27	6292	5.0
	Total Meas+Ind	0.01	0.01	1.47	5.1	0.6	24.6	26.9	0.27	6292	5.0
	Inferred	0.61	0.87	1.43	3.3	0.5	17.7	26.9	0.25	6964	7.0
2L	Measured	0.00	0.00								
	Indicated	0.17	0.27	1.59	5.4	0.5	27.1	18.3	0.35	6023	4.5
	Total Meas+Ind	0.17	0.27	1.59	5.4	0.5	27.1	18.3	0.35	6023	4.5
	Inferred	3.66	5.74	1.57	5.8	0.5	25.0	21.1	0.32	6226	6.6
1U	Measured	0.00	0.00								
	Indicated	0.00	0.00								
	Total Meas+Ind	0.00	0.00								
	Inferred	0.15	0.26	1.71	7.6	0.8	32.8	12.3	0.62	5384	2.5
1L1	Measured	0.02	0.04	1.54	6.3	0.6	16.7	12.2	0.47	6967	0.0
	Indicated	1.14	1.77	1.55	5.6	0.7	17.8	12.0	0.39	6837	0.0
	Total Meas+Ind	1.16	1.80	1.55	5.6	0.6	17.8	12.1	0.39	6840	0.0
	Inferred	3.28	5.14	1.57	5.6	0.7	18.9	12.2	0.40	6732	0.0
TOTAL	**Measured**	**0.02**	**0.04**	**1.54**	**6.3**	**0.6**	**16.7**	**12.2**	**0.47**	**6967**	**0.0**
	Indicated	**1.32**	**2.05**	**1.56**	**5.5**	**0.6**	**19.1**	**13.0**	**0.39**	**6725**	**4.5**
	Total Meas+Ind	**1.34**	**2.09**	**1.56**	**5.6**	**0.6**	**19.0**	**13.0**	**0.39**	**6730**	**4.5**
	Inferred	**7.71**	**12.01**	**1.56**	**5.6**	**0.6**	**22.0**	**17.5**	**0.35**	**6478**	**6.5**

Table 14.9 South Biluut Field Summary of Resources 9th January 2012

Seam	Class	Volume Mcu.m.	Mass Mtonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total Sulphur % ad	Calorific value kcal/kg ad	FSI
					Surface: Depth < 300m						
2U	Measured	0.0	0.0								
	Indicated	0.0	0.0								
	Total Meas+Ind	0.0	0.0								
	Inferred	0.3	0.4	1.40	1.8	0.4	17.0	27.7	0.40	7,082	7.1
2l	Measured										
	Indicated	0.0	0.0	1.73	5.1	0.7	36.0	14.5	0.43	5,160	1.2
	Total Meas+Ind	0.0	0.0	1.73	5.1	0.7	36.0	14.5	0.43	5,160	1.2
	Inferred	0.1	0.1	1.67	4.6	0.8	31.3	14.1	0.53	5,596	1.9
TOTAL	**Measured**	**0.0**	**0.0**								
	Indicated	**0.0**	**0.0**	**1.55**	**4.9**	**0.6**	**27.7**	**22.3**	**0.35**	**5,994**	**3.9**
	Total Meas+Ind	**0.0**	**0.0**	**1.55**	**4.9**	**0.6**	**27.7**	**22.3**	**0.35**	**5,994**	**3.9**
	Inferred	**0.3**	**0.5**	**1.45**	**2.5**	**0.5**	**20.3**	**24.6**	**0.43**	**6,738**	**5.9**

Seam	Class	Volume Mcu.m.	Mass Mtonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total Sulphur % ad	Calorific value kcal/kg ad	FSI
				Underground: Depth 300-600m							
2U	Measured	0.00	0.00								
	Indicated	0.22	0.32	1.46	4.9	0.6	23.5	27.0	0.28	6409	5.3
	Total Meas+Ind	0.22	0.32	1.46	4.9	0.6	23.5	27.0	0.28	6409	5.3
	Inferred	5.71	8.12	1.42	3.3	0.4	19.1	27.4	0.37	6857	6.6
2L	Measured	0.00	0.00								
	Indicated	1.19	1.96	1.66	5.1	0.6	30.8	14.9	0.51	5653	3.3
	Total Meas+Ind	1.19	1.96	1.66	5.1	0.6	30.8	14.9	0.51	5653	3.3
	Inferred	7.10	11.38	1.60	5.4	0.6	27.4	18.0	0.50	6007	4.4
1U	Measured	0.00	0.00								
	Indicated	0.00	0.00								
	Total Meas+Ind	0.00	0.00								
	Inferred	0.08	0.12	1.55	3.5	1.2	21.2	11.7	0.52	6448	–
1L1	Measured	0.00	0.00								
	Indicated	0.15	0.24	1.57	4.3	0.7	19.2	13.1	0.41	6585	–
	Total Meas+Ind	0.15	0.24	1.57	4.3	0.7	19.2	13.1	0.41	6585	0.0
	Inferred	3.40	5.31	1.56	5.1	0.7	18.9	12.8	0.44	6662	0.0
TOTAL	**Measured**	**0.00**	**0.00**								
	Indicated	**1.56**	**2.53**	**1.62**	**5.0**	**0.6**	**28.7**	**16.3**	**0.47**	**5838**	**3.6**
	Total Meas+Ind	**1.56**	**2.53**	**1.62**	**5.0**	**0.6**	**28.7**	**16.3**	**0.47**	**5838**	**3.6**
	Inferred	**16.29**	**24.93**	**1.53**	**4.7**	**0.6**	**22.8**	**20.0**	**0.44**	**6425**	**5.3**

Table 14.10 Jargalant Field Summary of Resources 9th January 2012

Seam	Class	Volume Mcu.m.	Mass Mtonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total Sulphur % ad	Calorific value kcal/kg ad	FSI
					Surface: Depth <300m						
3U	Measured	0.0	0.0								
	Indicated	1.5	2.2	1.4	6.5	0.5	14.3	26.4	0.5	7,158.3	5.6
	Total Meas+Ind	1.5	2.2	1.4	6.5	0.5	14.3	26.4	0.5	7,158.3	5.6
	Inferred	0.8	1.1	1.4	6.4	0.5	14.5	26.2	0.5	7,142.2	5.5
3L	Measured	0.0	0.0								
	Indicated	0.0	0.0								
	Total Meas+Ind	0.0	0.0								
	Inferred	0.7	1.3	1.9	3.9	0.6	54.7	15.6	0.6	3,439.2	1.1
2U	Measured	0.0	0.0								
	Indicated	0.0	0.0								
	Total Meas+Ind	0.0	0.0								
	Inferred	0.0	0.0								
2L	Measured	0.0	0.0								
	Indicated	4.2	7.0	1.6	5.7	0.6	26.9	12.0	0.6	6,035.0	5.8
	Total Meas+Ind	4.2	7.0	1.6	5.7	0.6	26.9	12.0	0.6	6,035.0	5.8
	Inferred	3.0	4.9	1.6	6.9	0.6	24.9	11.6	0.6	6,225.7	6.0
1L1	Measured	0.0	0.0								
	Indicated	0.8	1.3	1.6	3.3	0.5	21.3	11.0	0.4	6,582.3	0.0
	Total Meas+Ind	0.8	1.3	1.6	3.3	0.5	21.3	11.0	0.4	6,582.3	0.0
	Inferred	1.8	3.0	1.6	2.4	0.5	23.0	10.9	0.3	6,393.8	0.0
TOTAL	**Measured**	**0.0**	**0.0**								
	Indicated	**6.6**	**10.5**	**1.58**	**5.6**	**0.5**	**23.5**	**14.8**	**0.52**	**6,337**	**5.7**
	Total Meas+Ind	**6.6**	**10.5**	**1.58**	**5.6**	**0.5**	**23.5**	**14.8**	**0.52**	**6,337**	**5.7**
	Inferred	**6.4**	**10.4**	**1.63**	**5.2**	**0.6**	**27.0**	**13.5**	**0.50**	**6,026**	**5.0**

Seam	Class	Volume Mcu.m.	Mass Mtonnes	Relative density	Total moisture % ar	Inherent moisture % ad	Ash % ad	Volatile matter % ad	Total Sulphur % ad	Calorific value kcal/kg ad	FSI
				Underground: Depth 300-600m							
3L	Measured	0.00	0.00								
	Indicated	0.00	0.00								
	Total Meas+Ind	0.00	0.00								
	Inferred	0.00	0.00	1.90	3.7	0.6	53.4	15.5	0.55	3504	1.0
2L	Measured	0.00	0.00								
	Indicated	0.26	0.42	1.62	5.6	0.6	23.6	11.5	0.54	6341	5.8
	Total Meas+Ind	0.26	0.42	1.62	5.6	0.6	23.6	11.5	0.54	6341	5.8
	Inferred	1.02	1.66	1.63	5.2	0.6	25.8	12.1	0.54	6134	5.9
1L1	Measured	0.00	0.00								
	Indicated	0.07	0.12	1.60	3.3	0.5	21.0	11.4	0.35	6609	0.0
	Total Meas+Ind	0.07	0.12	1.60	3.3	0.5	21.0	11.4	0.35	6609	0.0
	Inferred	0.92	1.49	1.61	3.4	0.5	22.5	11.1	0.35	6483	0.0
TOTAL	**Measured**	**0.00**	**0.00**								
	Indicated	**0.34**	**0.54**	**1.62**	**5.1**	**0.6**	**23.1**	**11.5**	**0.50**	**6400**	**5.8**
	Total Meas+Ind	**0.34**	**0.54**	**1.62**	**5.1**	**0.6**	**23.1**	**11.5**	**0.50**	**6400**	**5.8**
	Inferred	**1.95**	**3.15**	**1.62**	**4.3**	**0.5**	**24.3**	**11.6**	**0.45**	**6298**	**5.9**

Potential Coal Tonnage

"Potential coal tonnage" has been estimated where drillhole coverage is insufficient for Resource estimation under the NI43-101 ruling (Table 14.12 and Table 14.13). The criteria demand that there are at least three drillholes per section or traverse. For traverse lines where only one or two holes have been drilled to date, this coal has been classified as "potential tonnage" rather than an Inferred Resource. A confidence discount of -30% has then been applied to the figure calculated from the software to obtain the lower limit of the range. In all other respects this coal has been estimated in the same manner as the Resources. This tonnage is summarised in Table 14.12 and Table 14.13, and its distribution is shown in plans in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Soumber Deposit, Mongolia available on www.sedar.com. MMC cautions that the potential coal tonnage is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Table 14.11 Soumber Field "Potential Coal Tonnage"

Area	**Seam**	**Tonnage estimate range Mt**	
		From	**To**
Central Soumber	7	0	0
	6	0	1
	5	0	4
	4	0	0
	1	0	0
TOTAL		0	5
East Soumber	5	0	2
	4	0	2
	3	0	0
TOTAL		0	4
GRAND TOTAL		0	9

Table 14.12 Biluut/Jargalant Fields "Potential Coal Tonnage"

Area	Seam	Tonnage estimate range (Mt) From	To
Biluut	3L	0	1
	2U	0	1
	2l	0	1
	1U	0	0
	1L1	0	6
	1L0	0	1
	TOTAL	0	9
South Biluut	TOTAL	0	0
Jargalant	3U	0	1
	3L	0	2
	2U	0	1
	2l	0	1
	1U	0	0
	1L1	0	1
	1L0	0	0
	TOTAL	0	6

14.3 ZAG SUUJ

Geological Modelling

The QP (Resources) was provided with a geological model for the Zag Suuj deposit by SGQ. This model has been created by McElroy Bryan Geological Services (MBGS) in 2011 using Minex software. Table 14.14 shows the seam nomenclature used in the model.

Table 14.13 Zag Suuj Seam Nomenclature

D	D4	D43
		D42
		D41
	D3	D33
		D32
		D31
	D2	D23
		D22
		D21
	D1	D13
		D12
		D11
C	C7	
	C6	C62
		C61
	C5	C52
		C51
	C4	C42
		C41
	C3	C32
		C31
	C2	C22
		C21
	C1	C12
		C11
	CL2	CL2
		CL1

B	B4	B45	B452
			B451
		B44	B442
			B441
		B43	B432
			B431
			B43L
		B42	B422
			B421
		B41	B412
			B411
			B41L
	B3	B33	
		B32	B322
			B321
		B31	B312
			B311
	B2	B22	
		B21	
	B1	B12	
		B11	
A	A3	A32	
		A31	
	A2		
	A1		

In order to verify the models, the QP (Resources) recreated the model for the Zag Suuj deposit in Minescape. Graphical output – contours and sections – were created from both sets of models and compared. In general comparison was good, allowing for differing modelling techniques. A subset of the drillhole data was also checked against original field lithology and geophysical logs. The drillhole collars were also compared against the topographic model. No material errors were encountered.

Thickness and structure floor contours of the main seam groups are included in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Zag Suuj Deposit, Mongolia available at www.sedar.com, along with representative cross sections.

Resource Estimation 2011

Resources have been estimated on 31 December 2011 using the Minex model generated by MBGS in November 2011. The Resources have been classified using the existence criteria listed in Table 14.1. Additionally, the presence of raw quality data was taken into consideration in assigning the Resource status.

Other criteria used to limit the Resource are:

- Minimum ply thickness = 0.3m;
- Minimum coal parting = 0.3m;
- Base of weathering as logged by field geologist;
- Surface Resources limited to a depth of 300m (note there is insufficient deep drilling to quote Resources below 300m);
- Volumes converted to tonnages using laboratory air dried relative density analytical results; and
- Resources limited to exploration licence boundary.

GSC Paper 88-21 indicates that 0.6m minimum thickness should be used for Complex coal deposits. MMC interprets this as total seam thickness rather than individual ply thickness. Since the Deposit has been modelled as a ply model, with a number of plies composited to the geological seam, which during mining will be aggregated to a working section, it was felt that the use of 0.3m as a minimum thickness for individual plies was justified.

The Surface Resources depth cutoff of 300m was used, as pit optimisation studies of the Ovoot Tolgoi deposit indicate that mining to such a depth is feasible. There is insufficient deep drilling to quote any potential Underground coal tonnage below 300m.

A summary of Resources is given in Table 14.15, whilst plans showing the Resource polygons and Detailed Resource estimates are given are given in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Zag Suuj Deposit, Mongolia available at www.sedar.com.

Table 14.14 Zag Suuj Deposit Summary of Resources to 300m depth 31 December 2011

SEAM GROUP	INDICATED	INFERRED	TM	IM	ASH	TS	CV	RD	VM	FC	CSN
	(Mt)	*(Mt)*	*%ar*	*%ad*	*%ad*	*%ad*	*kcal/kg ad*		*%ad*	*%ad*	
D	0.0	0						1.70			
C	0.0	20						1.62			
B4	4.8	19	7.6	0.5	29.4	1.00	5,653	1.56	22.5	47.6	5.9
B3	11.0	26	9.5	1.6	25.2	1.15	6,131	1.52	22.3	51.0	7.1
B2	1.2	0	10.4	0.4	22.8	1.41	6,128	1.51	23.3	53.4	8.0
B1	0.0	0						1.73			
A	0.0	1						1.54			
TOTAL (Mt)	17.0	66	9.0	1.2	26.2	1.13	5,995	1.53	22.4	50.2	6.8

Potential Coal Tonnage

"Potential coal tonnage" has been estimated where drillhole coverage is insufficient for Resource estimation under the NI43-101 ruling. The criteria demand that there are at least three drillholes per section or traverse. For traverse lines where only one or two holes have been drilled to date, this coal has been classified as "potential tonnage" rather than an Inferred Resource. A confidence discount of -30% has then been applied to the figure calculated from the software to obtain the lower limit of the range. In all other respects this coal has been estimated in the same manner as the Resources. This tonnage is summarised in Table 14.16, and its distribution is shown in plans which can be found in MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Zag Suuj Deposit, Mongolia available at www.sedar.com. MMC cautions that the potential coal tonnage is conceptual in nature, that there has been insufficient exploration to define a Mineral Resource and that it is uncertain if further exploration will result in the target being delineated as a Mineral Resource.

Table 14.15 Zag Suuj Deposit "Potential Coal Tonnage"

SEAM GROUP	Tonnage Estimate Range (Mt)	
	From	To
D	11	13
C	5	7
B4	0	0
B3	0	1
B2	0	1
B1	0	2
A	0	1
TOTAL (Mt)	16	25

15. MINERAL RESERVE ESTIMATES

The classification, estimation, and reporting of Reserves for the Ovoot Tolgoi Deposit are in accordance with National Instrument 43-101. In addition, use has been made of the following referenced documents, the Canadian Institute of Mining, Metallurgy and Petroleum's CIM "Definition Standards on Mineral Resources and Reserves" adopted by CIM Council on November 27, 2010, and the Geological Survey of Canada Paper 88-21 "A Standardized Coal Resource/Reserve Reporting System for Canada" (GSC Paper 88-21) for the Reserve estimates summarized in this Competent Person's Report.

Mineral Reserves have not been estimated for the Soumber and Zag Suuj deposits.

Geological Modelling

The same Minex geological models, as used for the Resources estimates, have been used for the PFS to estimate the Reserves. While no gross errors have been found in the models, the models do not incorporate fault interpretation (the models have no faults interpreted, even though faults are evident in the mine faces). The complex nature of the faulting is unlikely to be accurately modelled from exploration drill hole data. Detailed in pit mapping of mining faces is recommended to provide suitable information for short term mine planning.

Reserve Estimation

MMC has completed a Preliminary Feasibility Study (PFS), which is the basis of the Reserves estimate.

Some key assumptions used for the Reserves estimates are:

1. The Reserves estimates do not include any Inferred Resources, even though the open pits include Inferred Resources. For the PFS, the Inferred Coal has been treated as waste (i.e. costs have been assumed for mining of Inferred Resources but no revenue has been assumed for the Inferred Resources).

2. The open pit limits will extend across the lease boundary into the adjacent lease held by Mongolyn Alt Corporation (MAK). SouthGobi Sands and MAK have a memorandum of understanding to allow mining across the boundary. The Reserves estimate does not include any coal within the MAK lease that must be extracted as part of the SouthGobi Sands mining operation. For the PFS, waste and coal within the pit and within the MAK lease has been treated as waste (i.e. costs have been assumed for mining of the MAK waste and coal but no revenue has been assumed for the MAK coal).

3. The Sunset and Sunrise open pits were initially designed to 300m below the original ground surface. Examination of the initial design revealed that some the nominal underground Resources (approximately 20m) which would be exposed in the floor of the open pit and could easily be mined by open pit. The final pit shell was extended to include this coal in the pit shell and hence some of the Underground Resources have been included in the Open pit Reserves estimates.

4. The Reserves estimates account for coal and waste that was mined up to 31 October, 2011.

5. The estimates of Mineral Resource and Mineral Reserves provided in this Independent Technical Review and Competent Person's Report are current as of the date on the cover page of this report. Those estimates which are dated prior to 6 months from this date are, in Runge's opinion, still valid as no material change has occurred since this date.

Based on this PFS, Reserves are estimated to total 175.7 million tonnes, comprising 79.0 million tonnes at Sunset at a strip ratio of 5.7 bank cubic metres/tonne and 96.6 million tonnes at Sunrise at a strip ratio of 6.8 bank cubic metres/tonne. Proven reserves total 119.1 million tonnes of which 47.6 million tonnes are at Sunset and 71.5 million tonnes are at Sunrise. Proven reserves comprise of the Measured Resources only. Probable reserves total 56.5 million tonnes of which 31.4 million tonnes are at Sunset and 25.1 million tonnes are at Sunrise. Probable reserves comprise of the Indicated Resources only.

Details of the procedure and assumptions adopted for estimating the Reserves are discussed in Section 16. Table 15.1 shows the Reserve estimate separated by pit and seam.

Table 15.1 Ovoot Tolgoi Project – Reserves Estimate – 31 October 2011

Deposit	Seam	Proven		Probable		TOTAL	
		M tonnes	Ash (%)	M tonnes	Ash (%)	M tonnes	Ash (%)
Sunset	10	5.9	21.4	1.5	25.1	7.4	22.3
	9	15.0	19.2	5.2	21.3	20.3	19.9
	8	3.9	21.1	1.4	25.3	5.3	21.1
	5U	17.1	7.6	14.0	14.6	31.1	11.5
	5L	5.6	13.2	9.3	17.3	15.0	16.0
	TOTAL	**47.6**	**14.4**	**31.4**	**17.7**	**79.1**	**16.2**
Sunrise	7L/6U/6L	6.8	15.0	8.3	15.5	15.1	15.3
	5U2	19.7	13.7	9.1	14.7	28.8	14.0
	5U1	5.3	16.1	1.8	15.5	7.1	15.9
	5L2	26.4	12.9	4.6	14.6	30.9	13.3
	5L1	13.2	14.6	1.4	18.1	14.7	15.0
	TOTAL	**71.5**	**13.9**	**25.1**	**15.1**	**96.6**	**14.3**
GRAND TOTAL		**119.1**	**14.1**	**56.5**	**16.5**	**175.7**	**15.1**

N.B. Totals may not add up due to rounding

The Reserve estimate has been done to 43-101 classification, which uses the term "Proven", rather than "Proved", which is the JORC and HKEx term. Definitions of "Proven" and "Proved" are similar. This is not a material issue.

Towards the northern extent of the Sunset pit, a fault zone has been postulated and the Resources in this zone have been classified as Inferred, as there is insufficient data for "geological and grade continuity to be reasonably assumed" and thus "allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit"; even though there has been extensive drilling in this area. For the purposes of the PFS, the coal in this region (approx. 8 million tonnes) has been assumed to be waste; however, it is likely that some of this coal will be recovered during mining; however this cannot be classified as Reserves.

16. MINING METHODS

16.1 OVOOT TOLGOI

Mining Method

The mining method employed at Ovoot Tolgoi could be described as open pit terrace mining utilizing large scale hydraulic excavators and shovels and trucks. Terrace mining is utilized where coal seams dip steeply and operating machinery on the coal seam roof and floor is not possible, due to the steep seam dips. Terraces, or benches, are excavated along fixed horizontal horizons and these benches intersect both coal and waste. Coal and waste are mined separately on each bench with dozers being used, as needed, to push coal or waste down to the excavator for loading onto trucks. This mining method allows large scale open pit mining to occur productively in steeply dipping coal seam environments. All waste is dumped ex-pit, as the steep dips preclude in pit dumping.

The run of mine (ROM) coal is hauled to the coal handling facility, comprising a rotary breaker (commissioned in February 2012) and FGX dry separators (under construction and due for completion in mid 2012), which will remove some of the stone within the ROM coal. The majority of the coal will then be transported by trucks to the Ejin Jinda wash plant. Some Sunset seam 5 coal will achieve less than 10% ash after processing in the rotary breaker and no further processing will be required before sale "at the mine gate". Some coal from the FGX dry separators will exceed the feed capacity of the Ejin Jinda wash plant and this coal will be sold as Product D "at the mine gate".

Mine Planning

Separate mine plans have been considered by MMC for Sunrise and Sunset with an overall aim of producing a total of 9 million tonnes of ROM coal annually from 2015 and by mining in both pits at the same time. Mining is completed in 2031. Initially, the majority of the coal is mined from the lower strip ratio Sunset pit then, from 2017, the majority of coal is mined from the Sunrise pit. Production in 2012 is assumed to total 6.5 million tonnes.

The mine planning process consisted of the following steps:

1. Determination of a potential economic mining pit shell using the Minex mine planning software "Pit Optimiser" module.

2. Designing a practical pit shell, based on the Optimiser results but addressing practical mining issues, such as, access and geotechnical requirements provided by the QP (geotechnical).

3. Scheduling waste and coal mining within the practical pit to achieve the annual target quantities.

4. Designing suitable waste dumps and scheduling waste and coal quantities to estimate waste and coal haulage distances on an annual basis.

5. Estimating mining fleet equipment requirements to achieve the required annual waste and coal schedule quantities.

6. Estimating annual product coal quantities and qualities based on annual run of mine (ROM) coal quantities and qualities, and yield and product quality regression equations, provided by the QP (coal processing).

7. Estimating capital and operating costs for the mining equipment on an annual basis.

8. Economic modelling by combining the mining costs and physical quantities with cost estimates for the other parts of the Ovoot Tolgoi Deposit and revenue assumptions to determine annual economic parameters (costs, margin etc) and project Net Present Value (NPV).

Each step is described in more detail below

Pit Optimisation

The economic mining limits were estimated using the Minex mine planning software "Pit Optimiser" module. The pit optimisation software uses a three-dimensional Lerchs-Grossman algorithm which works by sub-dividing the geological model into blocks and placing a value on each block. The value placed on a block is an estimate of its net margin, that is, the difference between the revenue generated from selling the contained product coal and the costs of realising that revenue.

The pit optimisation software does many scans through the geological model to calculate the value of blocks within three-dimensional pit shells. Each scan attempts to expand the pit shell by identifying more positive value blocks to include while maintaining the pit shape. The final pit limit is defined when no additional blocks can be

added which contribute a positive value. The resulting three dimensional shape is considered the "optimal" economic shell for mining for the assumed revenue. The process is repeated for increments of revenue, starting below the assumed revenue and continuing above, to identify not only the optimal pit shell for the assumed revenue but also to indicate the preferred starting location and mining direction.

The pit slope design assumptions used in the software were provided by the Qualified Person (Geotechnical). The assumptions adopted in the PFS to estimate ROM quantities are shown in Table 16.1 below.

Table 16.1 Ovoot Tolgoi Project – ROM Coal Loss/Dilution Assumptions

Item	Unit
Minimum Interburden	0.5m
Minimum seam thickness	0.5m
Max ash	50% (> ash assumed to be waste)
Loss – seam roof	0.04m
Loss – seam floor	0.03m
Dilution – seam roof	0.04m
Dilution – seam floor	0.03m
Global loss	5%

Dilution density is assumed to be 2.2 t/m^3 and dilution ash is assumed to be 85%.

The yield assumptions to convert ROM coal to product tonnes were estimated based on preliminary coal processing studies for individual seams provided by SouthGobi Sands. The mining costs were estimated by MMC based on the MMC cost database. Revenue assumptions were provided by SouthGobi Sands (USD 75/t for Sunset 5 Seam product coal (unwashed) and USD 101/t product coal for all other seams (washed product) with a reduction of 8 – 9% in revenue to account for government royalty).

The outcome of this task was optimal pit shells for both Sunset and Sunrise, which were used to guide the design of the final pit shells.

Pit Design

Pits have been designed for Sunrise and Sunset based on a combination of pit optimisation, geotechnical design requirements and practical limitations. Pits were designed to a depth of 300m, which, in some parts was increased by approximately 20 m to excavate some coal which would have been exposed in the pit floor.

Pit design criteria were set as follows:

- pit shells based on 100% price factor Optimiser shell,

- minimum pit floor width of 100m,
- The walls at Sunset have been separated into 3 areas of different design criteria:
  - o Highly faulted zone – 40° wall angles with a 10m bench every 50m rise in elevation
  - o Hanging wall – 45° wall angles with a 10m bench every 50m rise in elevation
  - o Footwall – 60° wall angles with a 10m bench every 50m rise in elevation
- The walls at Sunrise have been separated into 2 areas of different design criteria:
  - o Hanging wall – 70° wall angles with a 15m bench every 50m rise in elevation
  - o Footwall – 35° wall angles with a 15m bench every 50m rise in elevation
- switchback ramps with grades of 8% and 50m width, designed on the hanging wall due to the geotechnical stability there, and
- 100m wide strips, 100m wide blocks and 25m high benches.

Figure 27.1 to Figure 27.6 show the Sunset pit design and sections through the Sunset pit. Figure 27.7 to Figure 27.13 show annual stage plans for the Sunset pit and dump. Figure 27.14 to Figure 27.18 show the Sunrise pit and sections through the Sunrise pit. Figure 27.19 to Figure 27.25 show annual stage plans for the Sunrise pit and dump. These pit designs are based on the optimiser results and incorporate the slope design recommendations provided by Seedsman Geotechnics.

The quantities of waste and coal within the Sunset and Sunrise pits have been calculated using the Minex software.

Waste and Coal Scheduling

Several iterations of scheduling were needed to determine the preferred mining sequence. The preferred sequence has a series of nested pit shells within the ultimate pit, which enabled strip ratio to be lowered, compared with simply mining the ultimate pit from top to bottom.

Table 16.2 shows the annual waste and run of mine (ROM) coal quantities scheduled from Sunset and Sunrise, together with pit totals. The planned production rate is 9 million tonnes per annum of ROM coal from 2015.

Table 16.2 Ovoot Tolgoi Project – Annual Waste, ROM Coal Qualities and Strip Ratio – Sunset and Sunrise

	Sunset			Sunrise				Total		
Year	Waste	ROM Coal	Strip Ratio	South Gobi Waste	Cont. Waste	ROM Coal	Strip Ratio	Waste	ROM Coal	Strip Ratio
	(kbcm)	*(kt)*	*(bcm/t)*	*(kbcm)*	*(kbcm)*	*(kt)*	*(bcm/t)*	*(kbcm)*	*(kt)*	*(bcm/t)*
2012	25,000	5,700	4.4	10,000		800	12.5	35,000	6,500	5.4
2013	24,300	5,000	4.9	10,700		3,000	3.6	35,000	8,000	4.4
2014	24,300	6,000	4.1	21,200		2,000	10.6	45,500	8,000	5.7
2015	24,300	5,500	4.4	34,700		3,500	9.9	59,000	9,000	6.6
2016	27,800	5,500	5.1	38,200		3,800	10.1	66,000	9,300	7.1
2017	38,000	4,200	9.0	38,000		5,100	7.5	76,000	9,300	8.2
2018	38,100	4,800	7.9	38,200		4,500	8.5	76,300	9,300	8.2
2019	44,000	4,300	10.2	41,500	5,500	4,800	9.8	91,000	9,100	10.0
2020	44,500	4,000	11.1	41,500	8,500	5,100	9.8	94,500	9,100	10.4
2021	34,000	4,000	8.5	41,500	8,500	5,000	10.0	84,000	9,000	9.3
2022	26,000	3,500	7.4	41,500	6,500	5,500	8.7	74,000	9,000	8.2
2023	17,200	3,000	5.7	41,500	6,500	6,000	8.0	65,200	9,000	7.2
2024	13,000	3,000	4.3	41,500	11,000	6,000	8.7	65,500	9,000	7.3
2025	15,500	3,000	5.2	37,500		6,000	6.2	53,000	9,000	5.9
2026	12,000	3,000	4.0	36,500		6,000	6.1	48,500	9,000	5.4
2027	14,000	3,000	4.7	31,500		6,000	5.3	45,500	9,000	5.1
2028	8,200	3,000	2.7	23,000		6,000	3.8	31,200	9,000	3.5
2029	8,200	3,000	2.7	16,000		6,000	2.7	24,200	9,000	2.7
2030	5,500	3,000	1.8	16,000		6,000	2.7	21,500	9,000	2.4
2031	4,559	2,510	1.9	11,470,		5,542	2.1	16,029	8,052	2.0
TOTAL	**448,459**	**79,010**	**5.7**	**611,970**	**46,500**	**96,642**	**6.8**	**1,106,929**	**175,652**	**6.3**

Strip ratio = Waste Volume (bank cubic metres)/Run of Mine (ROM) Coal (t)

Some contractor waste has been assumed from 2019 to 2024 to avoid purchase of additional equipment for this peak, which would be surplus after this period.

Table 16.3 Ovoot Tolgoi Project – Annual ROM and Product Coal Quantities and Qualities

		Jan 2012	Jan 2013	Jan 2014	Jan 2015	Jan 2016	Jan 2017	Jan 2018	Jan 2019	Jan 2020	Jan 2021	Jan 2022	Jan 2023	Jan 2024	Jan 2025	Jan 2026	Jan 2027	Jan 2028	Jan 2029	Jan 2030	Jan 2031	Totals/
Total ROM Coal	kt	6,500	8,000	8,000	9,000	9,300	9,300	9,300	9,100	9,100	9,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	9,000	8,052	175,652
Total ROM Strip Ratio	bcm/t	5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3	8.2	7.2	7.3	5.9	5.4	5.1	3.5	2.7	2.4	2.0	6.3
Total Breaker Product Feed to FGX	kt	4,337	5,915	5,668	8,699	8,935	8,959	8,181	8,105	8,822	7,311	8,095	7,305	7,554	7,364	7,400	7,505	7,646	6,954	6,549	5,719	147,023
Total Product A	kt	1,926	1,854	2,102	0	0	0	793	716	0	1,391	636	1,473	1,200	1,409	1,359	1,272	1,118	1,841	2,246	2,175	23,512
Total FGX Product	kt	4,119	5,618	5,301	8,145	8,283	8,387	7,668	7,665	8,393	6,927	7,675	6,874	7,203	6,993	7,035	7,100	7,251	6,536	6,234	5,432	138,839
Total Coal Wash Capacity	kt	1,500	3,000	5,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	198,500
Total FGX Product to Wash Plant	kt	1,500	3,000	5,000	7,000	7,000	7,000	7,000	7,000	7,000	6,927	7,000	6,874	7,000	6,993	7,000	7,000	7,000	6,536	6,234	5,432	125,496
Total FGX Product to Product D	kt	2,619	2,618	301	1,145	1,283	1,387	668	665	1,393	0	675	0	203	0	35	100	251	0	0	0	13,343
Proportion of FGX Product to Wash Plant	%	0.36	0.53	0.94	0.86	0.85	0.83	0.91	0.91	0.83	1.00	0.91	1.00	0.97	1.00	0.99	0.99	0.97	1.00	1.00	1.00	0.90
Total Wash Plant Product	kt	1,139	2,429	4,147	6,324	6,428	6,374	6,001	5,955	6,308	6,064	6,198	6,254	6,233	6,374	6,241	6,319	6,237	5,902	5,695	5,005	111,626
Total Product A Ash	%	8.5	7.6	6.8	0.0	0.0	0.0	9.8	7.8	0.0	9.3	8.3	7.6	7.3	8.2	7.0	8.5	8.1	7.2	7.3	7.3	7.8
Total Product D Ash	%	15.3	12.9	13.8	13.5	14.4	13.7	13.7	13.1	11.8	0.0	12.1	0.0	11.6	0.0	12.0	12.1	12.0	0.0	0.0	0.0	13.5
Total Wash Plant Product Ash	%	9.5	7.0	7.3	5.4	4.8	5.2	6.8	7.0	5.4	6.3	5.9	5.1	5.7	5.1	5.5	5.3	5.7	5.3	5.0	4.7	5.7
Total Product Coal	kt	5,684	6,901	6,550	7,468	7,711	7,761	7,462	7,336	7,702	7,454	7,508	7,727	7,636	7,783	7,636	7,692	7,606	7,743	7,941	7,179	148,481
Total Product Coal Ash	%	11.8	9.4	7.4	6.7	6.4	6.7	7.7	7.6	6.6	6.9	6.7	5.6	6.1	5.6	5.8	5.9	6.2	5.8	5.6	5.5	6.7

Waste Dump Design and Scheduling

All waste is assumed to be dumped ex-pit, as the pits do not reach their ultimate depth until the final year of the schedule. This also allows for potential future expansion of the pits to greater depth, if economic. The assumptions used in the dump design are:

- A swell factor of 1.2
- All dumping was kept within the SouthGobi Sands lease boundary.
- Dump is 100m offset from the OPT150 pit shell.
- A maximum dump elevation of RL1640 was allowed at Sunset. The dump height varies from 90 – 140m above the current surface.
- A maximum dump elevation of RL1630 was allowed at Sunrise. The dump height varies from 70 – 130m above the current surface.

Note: (RL is a surveying measurement (Reduced Level) and is effective the height above sea level)

For both Sunset and Sunrise pit, the pit excavation face for each year was determined from the schedule and annual dumping plans were created to accommodate all the waste. Based on these annual plans, waste truck haul distances were estimated. The pit excavation plans were also used to estimate annual coal haulage distances.

Fleet Estimation

MMC was able to estimate the mining equipment fleet requirements needed to achieve the physical quantities determined in the mine planning steps above.

The SouthGobi Sands excavator/truck fleets assumed are:

- Up to 4 large excavator (Liebherr 996) with ~240t trucks (Terex MT 4400) (rock bodies) for bulk waste excavation in each pit,
- 1 small excavator (Liebherr 9250) with ~100t trucks (Terex TR100) (coal bodies) for coal excavation in each pit. These would also excavate some thinner waste. (care would be needed to avoid overloading the trucks when loading waste),
- 1 small excavator (Liebherr 9250) with ~100t trucks (Terex TR100) for thinner waste excavation. This would move between pits as required.

The annual production rate assumptions for these fleets are shown in Table 16.4.

Table 16.4 Ovoot Tolgoi Project – Fleet Productivities

Equipment	Waste (kbcm/year)	Coal (ROM kt/year)
Large excavator	10,224	N/A
Small excavator	5,438	12,502

The allocations of these fleets to the waste and coal tasks are shown in Table 16.4. Truck requirements have been estimated based on annual quantities and haul distances.

Table 16.5 shows the annual excavator and truck numbers for Sunset.

Table 16.5 Ovoot Tolgoi Project – Excavator and Truck Numbers – Sunset

Year	12	13	14	15	16	17	18	19	20	21
Large exc	2	2	2	2	3	4	4	4	4	3
240t truck	12	14	14	14	22	29	29	40	37	26
Small exc	1	1	1	1	1	1	1	1	1	1
100t trucks	15	16	16	17	18	18	18	19	20	21
	22	**23**	**24**	**25**	**26**	**27**	**28**	**29**	**30**	**31**
Large exc	2	2	1	1	1	1	1	1	1	1
240t truck	20	16	16	16	16	16	16	16	16	16
Small exc	2	2	2	2	1	1	1	1	1	1
100t trucks	21	21	21	21	21	22	22	23	23	24

Note: In the above table, calendar year is shown as 2 digits for clarity, for example, 12 means = 2012

Table 16.6 shows the annual excavator and truck numbers for Sunrise.

Table 16.6 Ovoot Tolgoi Project – Excavator and Truck Numbers – Sunrise

	12	13	14	15	16	17	18	19	20	21
Large exc	–	–	1	3	3	3	3	4	4	4
240t truck	4	5	11	20	26	28	29	31	35	37
Small exc	2	2	2	2	2	2	2	2	1	1
100t trucks	11	11	12	13	13	13	13	13	13	13

	22	23	24	25	26	27	28	29	30	31
Large exc	4	4	4	4	4	3	2	2	2	1
240t truck	37	37	36	33	32	29	22	16	16	16
Small exc	1	1	1	1	1	1	1	1	1	1
100t trucks	13	15	15	17	17	17	18	18	19	21

Note: In the above table, calendar year is shown as 2 digits for clarity, for example, 12 means = 2012

In addition to these fleets, a contract waste fleet has been assumed to excavate peak waste in the period from 2019 to 2024.

Product Coal Estimation

Three different product coals, which is the coal that is sold to customers, after processing at the mine and wash plant, are assumed in the PFS:

- Product A – Sunset Seam 5, if ash <10%, after processing in the rotary breaker,
- Washed product – coal of <10% ash, after processing through the rotary breaker, FGX dry separator and wash plant, and
- Product D – coal of nominally 15-18% ash after processing through the rotary breaker and FGX dry separator. This will only be produced in relatively minor amounts, when the coal from the rotary breaker and FGX dry separator exceeds the coal wash plant capacity.

Products A and D will be sold at the Ovoot Tolgoi mine gate. Washed coal will be sold at the Ceke, China wash plant.

Product Coal is estimated to total 148.4 million tonnes, comprising 111.6 million tonnes of washed product (5.7% ash), 23.5 million tonnes of Product A (7.8% ash) and 13.3 million tonnes of Product D (13.5% ash). (Mass and ash content assumed to be at 10% moisture).

Appendix C contains the following tables which provide more detail of the Mine Plan Quantities:

- Table C1 – Annual waste, ROM Coal and Product Coal,
- Table C2 – Sunset Pit annual waste plus ROM coal by seam,
- Table C3 – Sunrise Pit annual waste plus ROM coal by seam.

The yield and product ash estimates for the rotary breaker and FGX separators were determined by the QP (Dry Processing) , based on annual ROM coal mass and ash by pit and seam that were estimated by the QP (Reserves).

The yield and product ash estimates for the Ejin Jinda wash plant were determined by the QP (Wet Processing), based on the using the "best data available" as defined and stated by SouthGobi Sand's process consultant Harvey Crowden. Further information is in the QP (Wet Processing) report.

16.2 SOUMBER AND ZAG SUUJ

Pre Feasibility studies have not been completed for Soumber and Zag Suuj. MMC would anticipate that similar mining methods would be used at these deposits.

17. RECOVERY METHODS

17.1 OVOOT TOLGOI

The run of mine (ROM) coal product is a combination of coal and dilution by waste rock due to the inability of the mining equipment to precisely follow the interfaces between coal and waste, especially at Ovoot Tolgoi due to the mining method (horizontal benches that intersect the steeply dipping coal seams with multiple coal plies and thin parting).

The proposed coal beneficiation process will comprise three stages. Stages 1 (Rotary Breaker) and 2 (Dry Separator) will occur at the Coal Handling Facility at Ovoot Tolgoi. Stage 1 was commissioned in February 2012 and Stage 2 is under construction and is scheduled for completion in late 2012. Stage 2 includes product stockpiles and truck loading bins. Until Stage 2 is completed, product from the rotary breaker will be directed to temporary stockpiles for loading with mobile equipment into trucks. Stage 3 will occur at the wash plant, located approximately 45km away at Ceke, China, which is owned by Ejinaqi Jinda Coal Industry Co Ltd. SouthGobi Sands has a contract with Ejinaqi Jinda for washing of 3.5 million tonnes annually from early 2012. The wash plant has been constructed and commissioning will commence shortly. For this PFS, it has been assumed that the wash plant will be operational by mid-2012 and will be capable of annual capacity of 3.0 million tonnes. The QP (wet processing) has estimated the annual capacity of 3 million tonnes, based on design limitations at the Ejin Jinda wash plant. SouthGobi plans to increase the wash plant capacity to 7.0 million tonnes annually from mid-2014.

A brief description of the three coal processing stages follows.

1. Rotary Breaker

Stage 1 comprises the ROM handling facility and size reduction circuitry capable of processing up to 2,000 t/h of ROM material or 1,500 t/h of total product, together with associated conveyors and stockpiles.

Raw coal will be dumped by truck into the 350m^3 ROM dump bin and discharge onto the raw coal conveyor which will in turn discharge onto a fixed grizzly. The fixed grizzly will allow the minus 50mm material to bypass the rotary breaker to a raw coal surge bin and discharge the plus 50mm material into the rotary breaker.

The rotary breaker will make a product with a nominal top size of approximately 50mm. The minus 50mm product from the rotary breaker will discharge into a raw coal surge bin. The plus 50mm rotary breaker rejects will discharge onto the rejects transfer conveyor which will feed onto the breaker rejects radial stacker.

2. Dry Separator

Stage 2 will comprise FGX dry separators. Product from the rotary breaker and fixed grizzly will be stored in the 500t raw coal surge bin, which will have two outlets each with a vibratory feeder.

One of the two vibratory feeders will discharge directly to the product collecting conveyor, bypassing the FGX dry separators. The other vibratory feeder will discharge onto the FGX plant feed conveyor.

The FGX plant feed conveyor will feed the FGX processing facility which will be comprised of three FGX units each capable of processing up to 480 t/h. Rejects from the FGX facility will be collected on the rejects collecting conveyor which will discharge onto the rejects radial stacker which will discharge onto the rejects stockpile.

Product from the FGX facility will be collected on the product collecting conveyor for transfer to product stockpiles or directly to the truck loadout conveyor. The product stockpiles will be reclaimed by four above ground product reclaimers which will discharge onto the truck loadout conveyor.

Table 17.1 shows range of yield and ash estimates by seams from the QP (Dry Processing). Product yields and ash have been estimated for each seam for each year. Details are in Appendix C.

Table 17.1 Ovoot Tolgoi Project – Coal Handling Facility – Yield and Ash Estimates by seam

Seam	ROM Ash Range (% AR Basis)		Final Product Ash Range (% AR Basis)		Total CHF Product Yield Range (% AR Basis)	
	Minimum	Maximum	Minimum	Maximum	Minimum	Maximum
Sunrise 7L/6U/6L	13.8	16.5	11.3	12.4	90.2	93.8
Sunrise 5U1	12.5	16.9	10.0	13.0	90.4	94.1
Sunrise 5U2	14.6	18.5	11.5	13.3	87.8	92.7
Sunrise 5L1	12.3	19.1	10.0	14.6	86.5	94.6
Sunrise 5L2	12.1	27.3	9.8	16.7	73.9	94.5
Sunset 10	18.8	24.6	13.6	18.2	86.3	91.5
Sunset 9	18.9	22.4	14.8	17.8	88.5	92.5
Sunset 8	18.6	26.0	14.7	19.9	59.9	88.9
Sunset 5U	7.5	23.2	6.0	18.9	86.5	96.7
Sunset 5L	11.7	20.3	9.3	16.0	88.2	94.4

3. Wet Processing

SouthGobi Sands has signed a contract with Ejin Jinda under which Ejin Jinda will toll wash coal for SouthGobi Sands at its wet wash plant at Ceke, China, which is scheduled for commissioning in 2012. The contract specifies that the plant has an initial annual capacity of 3.5 Mt of input; however the QP (wet processing) estimates that the likely annual capacity is 3.0 Mt. The feed coal to the washery will be product coal from the FGX dry separators. The product from the wash plant will be sold as 1/3 coking coal at the wash plant.

In some years, the product from the FGX separators will exceed the wash plant feed capacity and in those years, the excess coal will be sold as Product D at the Ovoot Tolgoi mine gate.

4. Initial Wash Plant

The feed coal to the wash plant will be transported to Ceke, under a separate contract, and discharged into coal piles in the Bonded Yard owned and operated by Ejin Jinda. Coal will be loaded in trucks in the Ejin Jinda Bonded Yard and transported to the Ejin Jinda Toll Wash Plant raw coal yard where it will be weighed and dumped ahead of the raw coal feeders and then reclaimed into two raw coal bins.

Each raw coal bin will act as the feed source for one of the two washing circuits in the plant. The Ejin Jinda wash plant is a basic dual circuit jig plant with froth flotation. The two identical circuits each consist of a jig and bank of froth cells with supporting equipment. It is designed to produce a clean coal product, targeted for the metallurgical coal market in China, and a middlings product. SouthGobi Sands advises that there will likely be very small quantities of middlings product and for this PFS, the middlings product is assumed to be discarded.

The clean coal or metallurgical coal product is made up of the jig clean coal products (coarse and fine stream) dewatered in centrifuges and the froth cell product dewatered in plate and frame filter presses. The middlings product is the product produced by the jig middlings elevator product.

In addition to the two coal products, a coarse reject and a fine reject product will be produced. The coarse reject product is material rejected by the jig and collected in the jig reject bucket elevators. The fine reject product is the froth cells tails that have been concentrated in thickeners (there are two thickeners one for each circuit) and dewatered in plate and frame filter presses identical to the clean coal units. As China does not allow the building of waste coal dumps or tailings ponds all plant products must be used for a secondary use, Ejin Jinda will sell both of these reject products and ship them by truck from the site. Storage of both reject products is limited and they will have to be trucked on a regular basis to allow the plant to operate.

The clean coal product will be weighed, by a belt scale, and sampled, with a cross belt sampler, before being place in one of six available clean coal storage piles inside a covered and heated clean coal shed.

The middlings will be weighed, by a belt scale, and sampled, with a cross belt sampler, before being stored in one of two outside middlings piles.

The clean coal, middlings, and fine rejects will be loaded using front end loaders into load trucks. The coarse rejects are collected in two large reject bins within the plant. The coarse rejects are loaded through gates on the bottom of these two reject bins into trucks for transport. The coarse reject trucks pass through one end of the preparation plant.

All products leaving the site will be weighed on an outgoing truck scale located close to the clean coal storage shed.

The QP (Wet Processing) estimates that the plant could operate 6,723 hours annually, assuming 24 hour/day, 7 day/week operating and typical planning assumptions.

SouthGobi Sands has developed an Excel Flow-Sheet model of the Ejin Jinda wash plant. This model allows the plant's capacity, for each seam, to be evaluated. Each seam has a different size consist. The plant's capacity by seam is determined by the process unit that reaches design capacity based on the feed size consist. Table 17.2 shows the maximum plant capacity by seam.

Table 17.2 Ovoot Tolgoi Project – Existing wash plant – maximum plant capacity by seam

Seam	Estimate maximum plant capacity	Plant equipment that is limiting the plant feed capacity
5	565 t/h	Clean coal filter
8	480 t/h	Reject filter
9	510 t/h	Reject filter
10	300 t/h	Clean coal and reject filters

As shown in Table 17.2, the plant's capacity will be determined by the seam feeding the plant. The differences in feed size consist of the different seams is the reason for the different plant capacities. In all cases the equipment limiting the plant's capacity are the fine clean coal and/or the fine reject filters.

The plants yearly capacity is estimated based on the percentages of coal from each seam that will be washed in the plant. Based on the likely distribution of coal over the first 2 years of the wash plant operation, the average maximum capacity is estimated to be 493 t/hr; however the QP (Wet Processing) estimates that the wash plant will likely achieve 90% of that rate.

Thus, annual wash plant capacity = 6,723 hrs/yr x 493t/hr x 90% = 2.98 Mt/yr, say 3.0 Mt/yr

The QP (wet processing) has also estimated product yield and ash by seam for the existing wash plant which is shown in Table 17.3.

Table 17.3 Ovoot Tolgoi Project – Existing wash plant – Product yield and ash by seam

	Clean Coal product		Middlings product	
Seam	Yield	Product Dry Ash	Yield	Middlings Dry Ash
	(%)	*(%)*		
5	87	4.5	4.7	14.0
8	81	8.2	5.0	18.3
9	78	7.5	5.9	29.5
10	66	17.0	7.5	42.9

It should be noted that these plant capacity and product yield and ash estimates are based on limited washing data. There is no washing data for Sunset seam 5 (assumed to be the same as Sunrise seam 5) and Sunrise seams 7U/6U/6L (assumed to be the same as Sunset seam 8).

Expanded Wash Plant

SouthGobi Sands intends obtaining additional wash plant capacity to wash coal at an annual feed rate of 7.0 million tonnes. Details of the location, ownership and process for this expansion are yet to be finalised.

The PFS assumes the following key points in regards to the expanded wash plant:

1. The expanded plant will be located adjacent to the existing Ejin Jinda wash plant at Ceke.

2. The wash plant will be a toll washing plant with a reduction in unit cost to account for the economies of scale from a large wash plant.

3. The process used will be Heavy Media Cyclones, HydroCyclone/Spiral and Froth Flotation, which the QP (wet processing) estimates will achieve yield increases of 5% to 6% compared to the existing jig plant with froth flotation.

4. The QP (Wet Processing) estimates that this is expansion could be complete by mid-2014.

5. The expanded wash plant would operate for the same annual hours as the existing wash plant (6,723 hours).

6. There is sufficient water available for the expanded wash plant. The existing wash plant is supplied from two bores. A detailed hydrology study is recommended to quantify the amount of make-up water available at the Ceke site before a plant expansion is committed.

Table 17.4 illustrates the yield benefits of a HM circuit, as estimated by the QP (Wet Processing). These yield and ash estimates have been assumed for the PFS when the expanded plant is available from mid-2014.

Table 17.4 Ovoot Tolgoi Project – Expanded wash plant – Product yield and ash by seam

	Jig		HM Circuit		Delta Yield
Seam	**Yield**	**Ash**	**Yield**	**Ash**	**Yield**
	(%)	*(%)*	*(%)*	*(%)*	*(%)*
5	87	4.5	93	4.5	6
8	81	8.2	88	8.2	7
9	78	7.5	83	7.5	5
10	66	17.0	70	17.0	4

17.2 SOUMBER AND ZAG SUUJ

No processing studies have been completed for Soumber and Zag Suuj. MMC would anticipate that similar processing methods would be used at these deposits.

18. PROJECT INFRASTRUCTURE

18.1 OVOOT TOLGOI

Substantial infrastructure, including heavy equipment workshops, offices, employee accommodation and an airstrip capable of handling commuter aircraft for employee transport is already established at the mine site. The accommodation and workshop have been expanded during 2011 for the increasing number of employees and equipment required for the expansion of the mine to 9 Mt annual capacity.

The initial coal handling facility comprised diesel powered transportable crusher/screening units fed by mobile equipment and mobile equipment loading trucks that transport coal to market. These have now been superseded by the rotary breaker, which was commissioned in February 2012.

During 2011, SouthGobi Sands installed Stage 1 of the coal processing (rotary breaker). Stage 2 of the coal processing (FGX separators) is under construction and scheduled for completion in late 2012. This will also include coal stockpiling and truck loading bins with associated conveyors.

Stage 3 of the coal processing (wash plant) is under construction at Ceke and is due for commissioning in quarter 2 of 2012. This plant has been constructed by Ejin Jinda. SouthGobi Sands has signed a contract with Ejin Jinda under which Ejin Jinda will toll wash coal for SouthGobi Sands. The plant has an initial annual capacity of 3.5 Mt of input, although for the PFS, the QP (Wet Processing) estimates annual capacity of 3 Mt. SouthGobi Sands intends signing another contract to expand to annual capacity 7.0 Mt. The PFS assumes that this expansion will be complete by mid-2014.

All coal from the mine travels in highway style trucks to Ceke, where the trucks cross the Chinese border and the coal is loaded onto rail wagons for shipment to customers. In 2010, a two lane paved road was constructed from the mine to Ceke, which is being used by unloaded coal trucks. A sealed road for loaded haul trucks is planned for construction in 2012.

18.2 SOUMBER AND ZAG SUUJ

When the Soumber and Zag Suuj deposits are developed, it is likely that some of the Ovoot Tolgoi infrastructure could be expanded as needed, thus reducing the capital costs for development of these deposits.

19. MARKET STUDIES AND CONTRACTS

19.1 OVOOT TOLGOI

Market Studies

SouthGobi Sands commissioned CRU Strategies; a division of CRU International to prepare a report entitled "The Marketing of Ovoot Tolgoi Coals" The following text is extracted from that report.

The nearest centres for coking coal consumption that are available to SGQ are located in the provinces of Inner Mongolia, Gansu, and Ningxia. CRU has examined the available price data for 16 different specifications of coking coal in these provinces, and, it is clear that coal prices in interior China are below Chinese average levels.

Our database leads to the conclusion that prices in the markets of relevance to SGQ are likely currently around 75% to the Chinese average. We expect this discount to be reduced as China becomes an increasing net importer. Based on this, we have used an 80% figure for the purpose of forecasting the prices in the markets of relevance to SGQ.

In CRU's opinion, the value of SGQ's coal will reflect market conditions in the two consumption "corridors" that are closest to Ceke. These are the Yumen-Lanzhou corridor in Gansu province and the Qingtongxia-Hothot corridor from northern Ningxia to Inner Mongolia. It is clearly necessary to subtract the estimated cost of rail freight from Ceke to points in these corridors. When SGQ is selling coking coal, the price that will be received is based on the following calculation steps:

- *take 80% of the national average price of 1/3 coking coal, after adjusting to exclude VAT; and*
- *subtract estimated rail freight from Ceke to a representative sales location in either corridor.*

Under current market conditions the netback value is substantially around $125/t and will bottom out around $95/t as the global coking coal market returns to balance around 2019.

SouthGobi Sands sell three different products and the quality specifications for these Products are shown in Table 19.1:

Table 19.1 Ovoot Tolgoi Project – Product Coal Quality Specifications

	Specific Energy *(kcal/kg)*	**ash**	**sulphur**	**FSI**	**moisture**	**Volatile Matter**
Washed Product	6100-6500	8-9%	1.3%	3-6	10%	33-35%
Product A	7000	7-10%	1.0%	1-3	7%	30-33%
Product D	5800-6200	15-18%	1.7%	1-3	7%	30-33%

For the PFS, the washed coal is assumed sold at the prices predicted by the CRU study which peak at $125/t in 2013 and then decrease to $101/t in 2017. The price has then been held constant at $101/t rather than decreased to $95/t, to account for the potential rail freight savings that will be available when rail infrastructure is upgraded at that time. These prices are for coal that is loaded onto trucks at the Ejin Jinda wash plant.

Product A and D are assumed sold at $75/t and $40/t (from 2012 to 2016), which are the prices currently being achieved for these products. From 2017 to 2031, the prices are assumed to be $80/t and $45/t for Product A and D, respectively, to account for the potential rail freight savings that will be available when rail infrastructure is upgraded at that time. These prices are for coal that is loaded onto trucks at the Ovoot Tolgoi coal handling facility.

Contracts

SouthGobi Sands conducts most mining operations as owner/operator and thus there are no major mining operations contracts. The PFS assumes that SouthGobi Sands will use contractors to remove a total of 46.5 Mbcm of waste from 2019 to 2024 to overcome a peak in waste excavation requirements during that period.

There is a contract with Ejin Jinda to process 3.5 Mt annually for 5 years at the Ejin Jinda wash plant. SouthGobi Sands proposes to negotiate another contract with Ejin Jinda to expand coal processing capacity to 7.0 Mt annually.

SouthGobi Sands generally negotiates coal sales contracts on a quarterly basis. The number of customers changes from quarter to quarter, but has generally been in the range of 5-8 customers in any quarter.

19.2 SOUMBER AND ZAG SUUJ

Market studies and contracts are not relevant for Soumber and Zag Suuj at this stage.

20. ENVIRONMENTAL STUDIES, PERMITTING AND SOCIAL AND COMMUNITY IMPACT

20.1 ENVIRONMENTAL SETTING

The Ovoot Tolgoi mine, Soumber prospect and Zag Suuj prospect are in a semi-desert region broadly defined as the transition zone from the Altai Mountain range to the Gobi desert. The regional topography is characterised by rocky mountains and outcrops separated by flat valleys. The valley soils, under which the coal deposits are located, are typically shallow, and vegetation sparse and fragile.

The region has a continental climate with long, cold winters and short hot summers and is prone to strong winds, particularly in spring. The dry and windy conditions cause frequent dust storms both locally and regionally. Annual average precipitation is approximately 100mm (Enco 2005).

Ovoot Tolgoi is adjacent to two other mines owned by Mongolyn Alt Corporation (MAK) and MAK/Shenhua. Ovoot Tolgoi has two pits, Sunrise and Sunset, and mining commenced in these pits in 2011 and 2008 respectively. Exploration activities have been conducted at the Soumber prospect and Zag Suuj prospect, but no final mine plan and foot print of the proposed installation is available at this date.

Groundwater, both shallow and deep, is an important human and ecological resource in the South Gobi. Traditionally, shallow water has been intercepted by hand dug wells that serve herder's family and stock needs. In some instances, shallow groundwater can feed springs, some of which can be seen within 5km of the Ovoot Tolgoi Mine and much closer to the Soumber prospect. These natural springs can be ephemeral or permanent, and provide an important resource for wildlife as well as stock and humans. Shallow aquifers tend to be slowly replenished by local and regional rainfall, while deeper groundwater is commonly considered a fossil reserve, due to its low or non-existent recharge rate. These deeper aquifers are often tapped by soum centres or industrial facilities such as mines.

20.2 SOCIAL SETTING

Ovoot Tolgoi mine and the Soumber prospect are both in Gurvan Tes soum, Omnigovi aimag, and Zag Suuj concession area is located in Bayandalai and Noyon soums of Umnugobi aimag, in Mongolia. Ovoot Tolgoi mine is located approximately 34km southeast of Gurvantes soum centre, 320km southwest of Dalanzadgad (the provincial capital), and approximately 45 km north of the Mongolia-China border. The Soumber field is approximately 20km East of the Ovoot Tolgoi Mine. Gurvan Tes soum covers an area of 2,796,700 hectares (ha). Zag Suuj is approximately 45km from Ovoot Tolgoi and closer to Soumber. As per the General Environmental Impact Assessment (GEIA), the open pit mining operation will cover an area of 1700 ha of land with a depth of 300m below ground.

- Ovoot Tolgoi: includes a mine and camp, water abstraction wells, an airport, and associated roads and other infrastructure;

- The Soumber lease is crossed by unpaved exploration roads, with a temporary exploration camp having been established and dismantled. A military base and military summer camps are located within the lease area;

- Based on review of satellite imagery, the Zag Suuj site is largely undeveloped, with only limited unpaved exploration roads.

Gurvan Tes soum has the following boundaries:

- North and west with Bayankhongor province's Bayanlig, Bayangobi and Shinejinst soums;

- East is the Sevrei and Noyon soums, (also in Omni Govi aimag); and

- South is the Eznee khoshuu of the Autonomous Region of Inner Mongolia, Peoples Republic of China. Herding is an important and traditional sector in the region.

Gurvan Tes soum has a population of approximately 4000 (approximately 1200 households), of which 56% are herder households.

Six herder families have been resettled from the Ovoot Tolgoi mine site, totalling 31 individuals.

Since its mining operation started at Ovoot Tolgoi, SouthGobi Sands has become the largest employer in Gurvan Tes, and the neighbouring Sevrei and Noyon soums. At the time of field visit, approximately 700 people were employed, 280 of whom were hired from Gurvantes soum. The company employs 11% of the working age population of Gurvantes; and 5% and 3% of the working age population of Noyon and Sevrei soums respectively. Moreover, it is envisaged that number of employees at mine site would be 900 once mining of Soumber deposit starts.

Up to 31 households (both winter and summer camps), located within a 20km radius of the Soumber property, are considered for resettlement for the development of the proposed mine and infrastructure. Furthermore, tangible and intangible cultural heritage sites are recorded within the boundaries of the concession, in particular a cemetery and the ruins of a monastery. Other Ovoos (religious sites on mountain tops) have been observed during the site visit.

A preliminary search of the Zag Suuj site via Google Earth Pro, revealed significantly less obvious human settlement that the Soumber site for example. Imagery showed only one ger and no herders' camps visible, while camps were noted south west of the site. Many of the herders' camps around the Soumber area are located at natural springs and there is no sign of such springs in the available imagery.

Given the lack of detailed data to hand, the consideration of the environmental aspects is based solely on the team's understanding of the neighbouring sites at Ovoot Tolgoi and Soumber. This consideration has some validity given the commonality of climate, environment, and social make-up. Zag Suuj is approximately 45km from Ovoot Tolgoi and closer to Soumber.

20.3 ENVIRONMENTAL PERMITTING

Table 20.1 shows the approved EHS documentation that SouthGobi Sands possess.

Table 20.1 EHS Documentation

Document Title	Issue/Expiry date	Currency
Environmental protection report-2009 Ovoot Tolgoi operations	1/15/10	annual
Environmental protection plan-2010 Ovoot Tolgoi operations	2/15/10	annual
Detailed environmental impact assessment report	10/1/11	5 years
Land quality assessment report	8/1/13	5 years
Archaeological research report	6/1/05	Once off
Environmental protection report-2009 exploration	1/15/10	annual
Environmental protection plan-2010 exploration	2/15/10	annual
Land use certificate for mine (170.8 ha)	01/09/14	annual
Land use certificate for coal stock pile (19.1 ha)	01/06/14	annual
Land use certificate for mine temporary camp (4.6 ha)	09/26/13	annual
Land use certificate for Workshop (2.4 ha)	01/10/13	annual
Land use certificate for Workshop (2.25 ha)	01/10/13	annual
Land use certificate for explosive magazine (1.7 ha)	09/26/13	annual
Land use certificate for equipment parking area WS (2.0 ha)	07/31/14	annual
Land use certificate for road (33.6km)	01/09/14	annual
Land use certificate for power line (3.15km)	06/10/14	annual
Land use certificate for power line (4.1km)	07/31/14	annual
Water use certificate for Ovoot Tolgoi operations	12/31/09	annual
Water use certificate for exploration	12/31/09	annual
Water use certificate for construction	06/09/10	annual
Permit for ger camp landfill	7/16/08	unknown
Permit for ger camp sewage hole	5/11/09	unknown
Permit for WS and construction waste collection point	7/01/09	unknown
Permit for man camp landfill	9/04/09	unknown
Permit for sewage disposal point-ger camp	9/04/09	unknown
Permit for sewage disposal point-man camp and Workshop	10/14/10	unknown

The above information was sourced from SouthGobi Sands Environment Department and is for reference only. Details, currency and missing permits were not reviewed by ERM. Approvals, land titles and ownership rights should be reviewed by legal experts.

Other environmental and land use permits for the Soumber prospect and Zag Suuj prospect were not made available for review. A partial translation if the General EIA conducted for Zag Suul shows that a Detailed EIA is required to be prepared.

20.4 GROUNDWATER MANAGEMENT

Ovoot Tolgoi

The Ovoot Tolgoi site taps groundwater from a series of bores. It was reported that water levels in three supply bores have dropped below usable levels and the camp currently pumps from two bores.

The closest permanent natural water source is at the Sukhant spring approximately 10km from the mine. There are three springs (Dov, Khatsavch, and Sukhant) and four hand dug wells (Huren Ovoo, Chatsgat Zuun, Chatsgat Baruun, and Jigden) either within or close to the licence boundary

The groundwater level at Ovoot Tolgoi is understood to be relatively deep (greater than 40m beneath ground level) and the pits were mostly dry at the time of ERM's site inspection.

A report entitled Sunrise Pit Mine Water Management Feasibility Assessment (ref U24N/N9/053a), was prepared by Aquaterra in 2012 and noted the following with respect to groundwater:

- modelling suggests that a lake will be formed in the Sunrise void, with a steady-state lake water level at approximately 280 mbgl, which is significantly less than the pre-mining water level;
- pit inflows to date have been minor and have been managed by small in-pit sumps;
- test bores provided general low yields;
- groundwater ranges from fresh to brackish;
- the majority of groundwater flow is believed to occur through discrete fracture networks with low connectivity and so pre-mining dewatering is unlikely to be effective;
- that predicted drawdown in year 15 of mining would extend approximately 2 km laterally from each pit. ERM's comparison with SouthGobi Sands plans suggest that this predicted drawdown will not extend to the nearest hand wells or springs.

An additional report by Aquaterra (U24M/030, 2011) investigated the groundwater component of pit slope stability in the Sunset pit. While this report is not intended to provide general groundwater data or any prediction of regional drawdown, it provides the following relevant information:

- hydraulic conductivity is generally low, with coal having the highest conductivity;
- groundwater flow is generally along bedding planes in coal and across bedding planes in overburden and interburden;
- the overall groundwater flow is from north to south;
- wells adjacent to the pit exhibit drawdown from pit depressurisation;
- as the pit deepens to below pre-mining water levels, there is the potential for the development of significant pressure differentials between the pit floor and walls. This may have implications on pit wall stability.

SGS Environment Department staff monitor some drinking water wells and springs within and adjacent to the Ovoot Tolgoi lease for quality and apparently water levels on a yearly basis, which is inadequate to gain any understanding of water level movement. Accordingly, no statement on the occurrence or quantification of bore, spring or well drawdown or impact can be made.

The water levels in the water supply bores for the Ovoot Tolgoi Camp rise and fall, somewhat independently of each other, which presumably indicates drawdown due to pumping rather than environmental effects.

If the Soumber Prospect becomes an operational mine, additional staff are expected to be camped at Ovoot Tolgoi, with consequent increased demands on groundwater. This potential additional load on the finite groundwater reserves requires consideration both from a supply viewpoint, and with regards to impacts on human and ecological users.

Soumber Prospect

The Mongolian consulting firm, JEMR, is currently preparing a DEIA for the Soumber project. As an English translation was unavailable, ERM was not able to consider any available groundwater data from that source. A site inspection noted several apparently permanent springs adjacent to the southern boundary of the Soumber prospect. At the time of inspection, these springs provided a visible and substantial flow of surface water, that flowed southwards in a series of natural channels through the dissected hills to the south. An inspection of aerial imagery in Google Earth Pro showed that these surface flows extended beyond 5km from the springs at the date of the inspected photography. The extent and number of these springs in unknown, but in the dry South Gobi, it is assumed that they provide an important water source for local herders, their stock and cultivated trees and crops, as well as for native flora and wildlife.

Several hand dug herders wells are also located in and adjacent to the Soumber prospect area. These wells are most likely associated with the same groundwater system that supplies the springs.

While it is assumed that these springs and associated wells discharge water from surficial (rather than deeper) aquifers, this has not been confirmed. Mining close to these springs and wells may detrimentally affect their flows and reliability, and so negatively impact on human users, local flora and wildlife. The threat of mining on the local groundwater environment is a material risk to the social and natural environment as well as the reputation of the miner. Rigorous assessment of the impacts will be required, along with clear and feasible mitigation or offsetting measures.

Zag Suuj Prospect

No specific data was obtained with regards the Zag Suuj prospect beside the limited information contained in the GEIA, prepared for the site in 2011. That one establishes that there is no permanent surface water on the concession area, where only ephemeral rain-fed rivers occur during the rainy season.

A preliminary search of the site via Google Earth Pro, revealed significantly less obvious human settlement that the Soumber site for example. Imagery showed only one ger and no herders' camps visible, while camps were noted south west of the site. Many of the herders' camps around the Soumber area are located at natural springs and there is no sign of such springs in the available imagery. While the Zag Suul coalfield might not support seasonal camps, it is undoubtedly used for nomadic grazing and for foraging by wildlife.

The groundwater regime on the site is unknown, and while no springs are apparent on the available imagery, hand dug wells may exist, to support nomadic herding. There is evidence of groundwater discharge to the east of the site, and it is reasonable to assume that, like in much of the South Gobi, that there are multiple aquifers, both shallow and deep. Should these exist, mining and ancillary groundwater abstraction for camps, processing etc, could be expected to draw down such groundwater. The potential risk of impact of such drawdown on traditional herder use and ecological systems is unknown until relevant hydrogeological studies are conducted, and the DEIA is completed.

20.5 SURFACE WATER MANAGEMENT

Ovoot Tolgoi

The Ovoot Tolgoi area generally slopes from the folded and eroded low hills around the mine site south towards China via a series of wadis or ephemeral depressions scattered across low sloping plains. In general terms, surface water management is a relatively minor issue at Ovoot Tolgoi due to the irregular surface flows. However, Sunrise pit is at risk of flooding from overland flows from the north and SGS are in the initial phases of

planning a water diversion. ERM's brief investigation of the initial engineering designs (SGS plan dated 14 Feb 2012, unnumbered) has noted potential issues around the following:

- The impact of reduced flows into watercourses south of the pit;
- The impact if increased water flows in the watercourse into which the diversion is planned to run; and
- Erosion within the diversion itself.

Aquaterra (February 2012) provided initial diversion design specifications including a design flow of 40 cubic metres per second and makes comment on potential diversion location, which does not apparently match the SGS design.

While the DEIA refers to a diversion, it does not appear to address the impact of the diversion. ERM recommends that an addendum to the DEIA be prepared, considering the following:

- The impact on groundwater and surface water resources in the catchment areas from which the water will be diverted from and to; and
- The consequent impact on other human and biological water users.

In addition, it is recommended that a trained soil conservationist provide close input to the civil engineering team to ensure the diversion design considers soil erosion.

Various light and heavy vehicle roads around the mine and ancillary facilities cut across ephemeral watercourse, filling the flow paths without any under-road drainage. As a consequence, occasional surface flows build up on the high sides of the roads, sometimes cutting the road surface and preventing easy vehicular access. Either installing pipes or lowering the fill sections to the natural channel invert level would prevent this problem and remove any environmental impact of the blocking of surface flows.

Soumber Prospect

The Soumber deposit is on land that generally slopes away from the folded and eroded low hills around the mine site south via a series of wadis or ephemeral depressions scattered across low sloping plains. Surface water flows from the elevated areas north of the site, across flat plains in partially defined channels that flow due south. Towards the southern limit of the Soumber prospect area, these channels become clearly defined and cut through the dissected and weathered ranges to the south.

Apart from groundwater feed streams, all watercourses in the Soumber prospect are ephemeral and no surface water exists on or near the site except during irregular flash-flooding. As the coal resource strikes generally east west, any open cut pit(s) would cut across the southerly tending ephemeral surface flows. Depending on the exact location of the pit(s), flood diversions may be required and accordingly should be considered in any environmental impact assessment, and any diversion designs should consider soil conservation principles.

Zag Suuj Prospect

The location of the Zag Suuj coalfield is drawn from Runge 2012, figure 4.2, and is a subset of application area 5267X. It is in a different drainage system to Soumber, and seasonal surface water drains general east-south east within the area, with much of this runoff soaking into sand beds further south east. Significant sand dune fields and salt lakes occur further east. There are small eroded remnant ranges throughout the site while the much more elevated and substantial Gurvhan Suikhan Mountains are between the site and Dalanzadgad.

20.6 WASTE WATER MANAGEMENT

The Ovoot Tolgoi camp has a sewage treatment plant that collects grey and black water from the kitchen and ablutions facilities and provides some level of treatment. Both solids and liquids from the plant are trucked to an uncontrolled pit away from the camp. Here the effluent is allowed to seep into the ground and evaporate to the atmosphere. While no monitoring is conducted, it is reasonable to suspect that contamination of both soils and groundwater may be occurring from the pit. No monitoring data was available, although the DEIA requires the operation of a wastewater treatment plan to meet the requirements of the Mongolian standards for wastewater treatment facilities and water quality (MNS 4288-95). At the time of site visit, the wastewater treatment plant was reportedly constructed but not commissioned, and the SGS Environment Department was not aware of the plant specifications. Accordingly ERM cannot state whether the new plant will have any environmental benefit as compared to the current disposal process.

The pit is fenced, but there is a remnant and safety risk of a steep unstable excavation filled with polluted water.

Inappropriately designed and operated wastewater treatment plants provide serious worker hazards, as is evidenced by two recent deaths in a waste water plant in another Gobi mine. ERM was unable to inspect the new plant designs but notes that rigorous operational procedures will be required to minimise hazards.

20.7 SOLID WASTE DISPOSAL

This section refers only to recyclables, general refuse, workshop waste etc.

The South Gobi Sands Environment Department tracks the volume of recyclable and non-recyclable wastes. Oily rags and used oil filters are burnt in forced-air semi-enclosed burner (known locally as a turbo-burner) and the remnants disposed of in the waste rock dumps.

Kitchen food scraps are collected and weekly transported for incorporation into the topsoil piles. While this may provide some level of nutrient, it might also provide food for vermin, and if feasible, a composting process as proposed in the project DEIA, might be more appropriate.

Waste items such as packing crates, air filters and sundry construction wastes are distributed in an apparently informal manner to the soum residents and herders. ERM sighted several apparently mine generated waste items being employed effectively as winter animal enclosure fencing and the like. As long as potentially harmful items are not distributed in this fashion, this is an appropriate method of waste re-use.

Medical waste from the clinic is collected at the camp and transported to the soum centre hospital for disposal. SGS staff suggested that such waste is incinerated at the hospital, although ERM did not sight this facility.

Waste oil from the maintenance workshop is stored in bunded tanks and transported to Ulaanbaatar for treatment. Tyres are disposed of in the waste rock dumps.

General non-recyclable refuse is trucked to an uncontrolled landfill at the old camp. SGS Environment Department staff report that this landfill is uncovered and accordingly, it is unlikely to meet either national or international requirements. The Law of Mongolia on Households and Industrial Waste, 2003, refers to the need for facilities such as Ovoot Tolgoi meet "the prescribed standards and requirements". While the SGS Environment Department does not have these standards and requirements ERM expects that the current procedures will not meet even basic landfilling standards and requirements.

Some designs and investigations are ongoing around a joint landfill for the soum and the three adjacent mines. It is unclear as to what standard such a landfill would be designed, built and operated, and what the likelihood is of such a facility being built.

20.8 ACID ROCK DRAINAGE

Franz International Inc prepared a draft Pilot Acid Rock Drainage Prediction Program for Ovoot Tolgoi in 2011. The report concluded that "*no further analysis of ARD potential is deemed necessary……It is, however, recommended that in addition to comparisons with background groundwater chemistry, South Gobi's environmental personnel periodically conduct field rinse pH testing on aging materials in waste dumps, and monitor mine pit water chemistry for changes in chemical composition relative to local groundwater, as a conservative, precautionary measure*".

SouthGobi Sands has stated that this monitoring has yet to commence.

The Franz International report referred to the occurrences of spontaneous combustion in the pit, which is commonly an indicator of ARD potential, but dismissed the risk given the much larger volumes of alkaline waste rock which would balance any pH change. While the report also mentioned that the short period of stockpiling will also minimise the potential for ARD, ERM's observation of smoke from one long term coal stockpile challenges this. The prolonged border closures have periodically caused coal to be stockpiled for long periods, sufficient to cause self-heating and perhaps for the generation of acid. This observation points to the urgency of commencing the recommended monitoring.

20.9 EMISSIONS TO AIR

Sources of particulate emissions (dust) include:

- topsoil stripping;
- drilling and blasting;
- overburden loading, transport and dumping;
- ROM coal loading, transport and stockpiling;
- spontaneous combustion of coal;
- coal preparation (in the soon to be commissioned dry coal handling plant);
- ancillary activities along internal mine roadways, such as grading, fuel transport etc.;
- haulage along the coal road to China;
- exhaust emissions from diesel generators, vehicles and the boiler houses.

Observed dust mitigation measures and procedures included:

- five small water carts for dust suppression along internal mine roads;
- grading and compaction of main pit haulage roads;
- use of state-of-the-art drill rigs with water and cyclone dust suppression;
- tarpaulin covering of coal trucks;
- dust extraction plant at the recently built dry coal handling plant;
- placement of gravel on the coal road;
- removal and covering of heating and burning coal;
- trials of various dust mitigating compounds on haul roads;
- limited tree planting around the camp; and
- installation of paving and hardstands on heavily trafficked areas (both vehicles and pedestrians).

Based on the site inspection and observations at other South Gobi mines, the main dust generating activities are expected to be overburden and coal handling, as well as haulage along the unsealed coal road. ERM's observations in the pit suggested that the small water carts on site apply insufficient water to adequately control haul truck generated dust. ERM understands the haul roads are not watered in winter due to the ice so formed making the roads too slippery. From observations at other Gobi mines, ERM expects that winter dust from haul roads to be a very significant source.

The border post was closed at the time of inspection so neither coal loading from the product stockpiles nor haulage was occurring. ERM assumes that coal handling and haulage will generate significant dust although SGS's collaborative efforts with MAK to gravel the unsealed coal road are expected to reduce dust from this source. Also in the planning stages is a sealed two way coal road to be shared by the three local mines, as well as other users. This sealed road is expected to further reduce dust from coal transportation.

An as yet uncommissioned dry coal handling plant is designed to remove coarse reject (stones) from ROM coal. While this plant was not inspected fully, some components were considered from a dust viewpoint. ROM coal will be dumped direct from haul trucks into a ROM hopper, which is not fitted with dust sprays or foggers, but does have a series of suspended rubber belts that are apparently designed to trap some proportion of the dust cloud that is expected to be generated on dumping. The efficacy of these belts is unknown.

Little dust monitoring is carried out at the mine or ancillary facilities, and what has been done, does not allow comparison against Mongolian or international criteria. While there are few sensitive receptors nearby, ERM expects that dust levels might well be in excess of relevant criteria near the mine and coal road boundaries, and that more intensive dust suppression would be needed to meet these criteria. Additionally, the as yet un-commissioned dry coal handling plant, which appears to have limited dust suppression, is expected to generate significant coal dust, which may be in excess of Mongolian health and safety guidelines.

Dust from a potential mine at Soumber or Zag Suuj can be considered minor risks to human receptors, given the limited permanent population. The risk to pastures, stock and ecological values has not been modelled.

20.10 MINE CLOSURE AND REHABILITATION

Ovoot Tolgoi has no mine closure plan although the preparation of such was committed to in the EPP. There have been limited trials of waste rock dump reshaping, top soiling and planting. This trial has been only partially successful and the slope is already partially eroded and has very limited vegetation cover.

There are several relevant documents that provide conflicting requirements and commitments with regards rehabilitation and at this time it is unclear as to what SGS is committed to. For example, with regards the waste rock dump final landform:

- The Addendum DEIA (ENCO, 2007) states that "Each WRD waste rock dump would be constructed to Mongolian standards to a maximum height of 60m. The slopes would be comprised of an erosion-resistant rocky surface and have an angle of 38° i.e. the angle of repose";

- The Addendum DEIA (ENCO, 2007) Environment Monitoring Program states that "The external sides of the fertile soil and empty rock piles should be built with the inclination not exceeding 350";

- The Addendum DEIA (ENCO, 2007) also states that ""Reclaim sic the slopes of the waste rock stockpiles so that a long-term stable slope is established prior to final cessation of mining. Re-slope rock dumps (in accordance with MNS 4920:2000), and construct access ramps to allow easy passage of grazing animals across the reclaimed waste stockpile. Grade the tops of the waste rock stockpiles to provide good drainage and avoid ponding." MNS 4920:2000 was not made available in English to ERM, but a partial translation by SouthGobi Sands Environment Department suggests that the applicable regulatory slope angle is 15 degrees, although there is some conjecture as the required angle is dependent on final land use, something which not clearly been established;

- The Feasibility Study of Ovoot Tolgoi Coal Open Pit In Umnugobi Aimag, Annual Capacity 5 Mtpa, (approved and signed by the Institute of Mining in 2007) discusses various aspects of the mining process and closure. A partial translation states that the working angle of the waste rock dumps is to be 34-36 degrees, while the final landform is to be 20-22 degrees.

There may be additional documents that provide further contradictory landform specifications.

The reporting of the potential formation of a pit lake at closure would require stringent contamination prevention measures such as sealing of the coal seams, monitoring of water quality, and the determination of potential discharge to or conductivity with surface or groundwater bodies.

A detailed mine closure plan, as committed to in the EPP, would help manage the reputational, safety and environmental risk associated with poor closure. Such a plan should address the following:

- Relevant laws and guidelines;

- Geotechnical slope stability;

- Erosion;

- Final land use;

- Professional testing of waste rock competence under long term weathering. A visual assessment of much of the waste rock at Ovoot Tolgoi suggests that it is competent and slow to weather, unlike other coal mine waste rock in the South Gobi, and it might provide an ideal rock armour layer on waste dump slopes;

- Available topsoil reserves and suitability of this topsoil for rehabilitation purposes;
- The practicality of revegetation; and
- Local and regional socio-economic issues.

The objective of this mine closure plan would be in part to harmonise the currently conflicting documentation and design a long term stable and acceptable final landform. Such a final landform might not be the waste rock dumps with 18 degree topsoiled and vegetated batters separated by 10 metre flat benches (as traditionally accepted in countries such as Australia with much more benign climatic conditions) as the site topsoil is thin and poor, and the climate makes revegetation extremely difficult. It might be that the best compromise between stability, erosion and final land use is a smaller and steeper waste dump, armoured with coarse and competent waste rock on the batters and capped with a topsoiled and revegetated crown. Such a design would reduce the footprint of the waste dumps.

The closure and rehabilitation issues noted at Ovoot Tolgoi would apply equally to Soumber.

20.11 SOIL AND GROUNDWATER CONTAMINATION

Fuels and lubricants are stored in adequate, bunded stores. Plant refuelling is from mobile tankers. Very minor hydrocarbon staining was noted at the site and SGS Environment Department reports a generally suitable system of contaminated soil collection, bioremediation, testing and disposal to the waste rock dumps. ERM offered some advice to the Environment Department as to the addition of animal droppings and water to the bioremediation pile to speed up the process. ERM is not aware of the adequacy of the post-remediation testing regime, but overall the process is valid.

20.12 ECOLOGY

Ovoot Tolgoi

The mine, coal road to the Chinese border and other associated facilities do not intersect any protected nature reserves. The Gobi Gurvan Saikhan Nationally Protected Area is located approximately 50km to the north of the mine. Snow leopards and other protected fauna are known to occur in the region. Baseline ecological data for the Project area, and the region, is limited.

Mining and associated infrastructure and coal haulage will have inevitably negatively affected local flora and fauna, although the limited baseline and post-mining monitoring prevents quantification of this impact. It is expected that the most critical potential impacts will be due to groundwater drawdown of natural springs, although there is no indication of this occurring. Although at this time, coal haulage from Ovoot Tolgoi and the adjacent MAK and Shenhua/MAK mines is sporadic, and as the border gates are

open for only 10 hours per day, the Soum's environmental inspectorate reported that the hauling road had divided the known roaming area of the protected Goitered Gazelle (black tailed gazelle). Currently ,such haulage on the short route allows substantial truck-free time for animals to cross. With the commissioning of new mine weighbridges, a new sealed roadway, and additional customs gates, this situation may change, to the detriment of migratory animals that may exist in the area.

Uncontrolled light and heavy vehicle trafficking along parallel roads is a common phenomenon in Mongolia, but the formation and maintenance of internal roadways, staff education, and improvements on the coal road has minimised this at Ovoot Tolgoi. Consequently, as compared to other South Gobi mines, Ovoot Tolgoi vehicles and trucks trample less vegetation and generate substantially less dust. Nevertheless, road killings of several animals within the boundary of the license area (rabbits and a Goitered Gazelle) were reported for the year 2011.

SGS has funded and implemented jointly with the local Soum's administration ecological off-sets areas whereby the Company is carrying out planting of trees in fenced areas for their later transplanting to appropriate environments. Such off-sets are financed by SGS and usually managed on a day-to-day basis by a local community member.

Soumber

JEMR, a Mongolian consulting firm is currently producing a Detailed Environmental Impact Assessment to satisfy the local regulatory process. This document is being prepared in Mongolian, and while ERM was not able to source a complete translation, a partial translation suggests that several IUCN listed animals occur on or near the Soumber site.

These animals include:

- Snow leopard;
- Ibex;
- Goitered Gazelle;
- Argali;
- Khulan;
- Manul;
- Marbled Polecat;
- Wild Cat;

- Corsac Fox;
- Red Fox;
- Grey Wolf; and
- Various jerboas.

The predicted impacts of mining and coal transportation on these and other animals and plants are unknown. The likely greatest impacts will be:

- Direct mortality of small animals from ground disturbance and vehicle movements;
- Road kills of large mammals such as gazelles;
- Disturbance of traditional migration routes of ungulates such as the gazelles and Khulan by coal trucks;
- Potential loss of natural springs and the consequent loss of permanent water points for large mammals;
- Bird strike against power transmission lines conductors and support structures; and
- Direct loss of listed plants by construction.

Given the precarious conservation status of many of Mongolia's iconic mammals and birds in particular, a rigorous impact assessment will be required to understand this risk and robust mitigation measures formulated to minimise these impacts. Based on a partial translation of JEMR's draft report (in preparation), biodiversity is material issue at Soumber and one that is expected to draw significant interest from stakeholders, potentially involving government agencies, residents and NGOs.

Zag Suuj

The Zag Suuj GEIA, prepared for the site in 2011 notes that there are 52 species of mammals and 177 species of birds are registered in the area. It is reasonable to presume that some or all of the IUCN species recorded at Soumber would also occur at Zag Suul, although no surveys are known to have occurred.

The ecological value of the site is unknown, but given the apparent lack of springs, it is unlikely to provide critical watering resources for large mammals. It is unknown whether the site supports important flora or fauna species and whether it provides a wildlife corridor to or from the important Gurvhan Suikhan protected areas to the northeast. The ecological risk of the mine and ancillary operations, including coal transport, is unknown.

20.13 OCCUPATIONAL HEALTH AND SAFETY

The work demands of the Safety Department appears high, with at times one coordinator on shift with to 550 other staff. Transportation activities potentially present occupational safety risks, as demonstrated by a fatal accident which occurred due to the collision of a dump truck and an off-road vehicle. Safe work procedures were observed to have been developed regarding transportation activities (including product transport to border), and visual traffic signs were present at key locations throughout the Ovoot Tolgoi mine.

Exposure to noise, dust and mechanical risks at the coal handling plant may present occupational health and safety risks for operators, and appropriate measures are necessary. The Company mentioned a dust extraction system but specification were not available for review.

Electrical risk were observed at the maintenance workshop, where traces of a previous fire were visible on an external wall, and exposed wiring present in several locations.

The handling of explosives, and their storages in a dedicated enclosed and guarded facility, present potential risks for responsible personnel. Procedures for the transportation, handling and ignition of the explosives, with blasting reportedly occurring five to six times a month in each pit, is regulated by appropriate safety procedures.

Noise from a potential mine at Soumber or Zag Suuj can be considered minor risks to human receptors, given the limited permanent population. The risk stock and ecological values has not been modelled, but are expected to be minor.

20.14 ENVIRONMENTAL MONITORING

The rigour with which environmental monitoring has been undertaken and the data analysed is inconsistent. For example, while flora monitoring is adequate, dust monitoring is irregular and noise monitoring non-existent (apart from Authority work safety checks). Conversely, ERM's briefing of monitoring protocols and results showed for example an imaginative and thorough approach to oil spill management, monitoring and data analysis.

One of the most important monitoring functions is that of groundwater, and the results of this monitoring have not been made available in a thorough or concise form. ERM notes that there is not a central database of water level and quality monitoring of production bores, monitoring bores and herders wells and nor are the data regularly analysed and considered. Consequently the very important questions of whether the mine production bores remain a sufficient water supply and whether the mine has an impact on surrounding water users (both human and ecological) cannot readily be answered.

20.15 SOCIAL MANAGEMENT SYSTEM

A social management system was available for review, and the planning and operation of the Ovoot Tolgoi project it did not to appear to have involved social risk identification, including consideration of intangible cultural heritage or the creation of a formal Cultural Heritage Management Plan. There was thus a lack of systematic disclosure to the community on risks of operations and community impact mitigations were not described.

Although a grievance process exists for the workforce, there is not a formal community grievance mechanism in place and stakeholder feedback was not found to be included in the assessment process.

Specific to the land acquisition and resettlement process; the resettlement process and agreement with herders was not finalised and a Resettlement Action Plan was not developed or documented (Ovoot Tolgoi and Soumber sites). In ERM's experience in the region, this process should be managed carefully.

Overall, commitments for stakeholder and community engagement may be compliant with Mongolian national standards (consultation and disclosure on environmental assessments) but did not appear commensurate with internationally accepted disclosure standards.

20.16 COMMUNITY RELATIONS

The company reported that it has initiated engagement with the community in Gurvan Tes soum and neighbouring soums from the start of its operation. SGS has established an External Relations Department, which is responsible and opened Company Representative's Office in Gurvantes soum and Dalanzadgad (the provincial centre).

Figure 20.1 Structure of the External Affairs Department


CSR/Resettlement Manager
GT Community Relations Officer (1)
DZ Administration Officer (1)
Public Relations Officer (1)
Resettlement Coordinator (1)
GT Admin Officer (1)
DZ Driver (1)
Community Relations Officer (1)

The Site reported that the main concerns raised by local communities, especially by herder communities, have been regarding the mining operation's impact on animal husbandry, which they felt would entail livelihood deterioration.

SouthGobi Sands has developed a number of initiatives towards the community. These includes an overall Corporate Citizenship Strategy and Action Plan, to put in place a practical framework for implementing corporate citizenship activities, and to cultivate positive local relations and a social licence to operate. The Strategy and Action plan is for all of SouthGobi Sands: while championed internally by its Corporate Citizenship Committee that is responsible for considering CSR initiatives, it will be implemented by all parts of the company – from employees to contractors to Board members – to continuously improve SouthGobi's corporate citizenship.

SouthGobi Sands intends to commit a percentage of its annual Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA) to the support of this CSR program. The percentage will be evaluated annually during the internal budget process, and will be transparently announced to pertinent stakeholders. For 2012, the budget for CSR related activities is set at 1.0% of budgeted EBITDA. Budgeted EBITDA for 2012 is USD 125.8 million, yielding a CSR budget for 2012 of approximately USD 1.2 million. SouthGobi intends to distribute these funds to the following areas:

- Soum Level Development (50-60%);
- Aimag Level Development (25-35%);
- Ulaanbaatar Level Development (2-10%);
- Charitable Donations (15-20%); and
- Other Activities (5-15%).

Activities included a business training to support local small and medium enterprises in Gurvan Tes soum, which the company reported to have included 60 local citizens. Following this, and in cooperation with a Mongolian bank, they have financially supported some local projects, including a clothing enterprise and a farming enterprise, mainly by paying the interest on loans.

Processes and records of communication with the community regarding emergency response, and community health, safety and security were not available for review at the time of the site visit.

21. CAPITAL AND OPERATING COSTS

Total capital costs from 2011 to 2031 are estimated at USD 647M, including a contingency of 10% on most items and comprising (see Table 21.1):

- USD 388M for waste mining equipment,
- USD 89M for coal mining equipment,

- USD 53M for support mining equipment,
- USD 53M for site overheads (miscellaneous equipment),
- USD 50M for coal handling facility (rotary breaker, dry separator and truck load out) (This is estimate to complete, as much of equipment and fabrication already spent), and
- USD 16.5M for additional mine infrastructure (workshops and accommodation to cover expansion in equipment and labour around 2015).

The forecast unit operating capital cost from 2012-2021 (including replacement capital, tax and contingency) and the Life of Mine Operating costs are shown in Table 21.2.

The unit cash operating cost (excluding royalties, VAT and taxes) averages USD 60.45/Product tonne (including 10% contingency), comprising:

- USD 27.38/Product tonne for waste removal,
- USD 1.87/Product tonne for coal mining,
- USD 4.11/Product tonne for mining support,
- USD 1.26/Product tonne for site overheads,
- USD 1.10/Product tonne for administration and marketing,
- USD 11.47/Product tonne for coal processing, and
- USD 13.11/Product tonne for transport (coal to Ejin Jinda wash plant).

The unit cash operating cost ranges from USD 34.36/Product tonne in 2012 to USD 75.46/Product tonne in 2019. Table C4 (Appendix C) shows a summary of the capital and operating costs on an annual basis.

The forecast unit operating costs from 2012-2021 (including royalty, tax and contingency) and the Life of Mine Operating costs are shown in Table 21.2.

Table 21.1 Ovoot Tolgoi Project – Forecast Capital Costs (k USD)

Cost Centre	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	LOM
OC Waste Removal	0	0	17,125	75,645	81,421	74,441	20,576	78,031	5,734	0	0	0	0	0	0	0	0	0	0	0	352,973
OC Coal Mining	23,724	2,157	70	3,235	3,235	0	1,078	1,078	7,046	7,046	23,797	2,157	1,078	3,235	0	0	0	0	0	0	78,937
OC Support	4,728	0	3,663	2,903	2,901	11,742	2,599	5,278	1,299	0	0	0	6,474	1,299	1,299	2,599	0	0	1,076	0	47,861
Site Overheads	2,000	2,000	2,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	2,000	48,000
CHPP	50,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	50,000
Mine Infrastructure	0	0	0	5,000	10,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	15,000
Contingency	3,045	416	2,286	8,978	10,056	8,918	2,725	8,739	1,708	1,005	2,680	416	955	653	330	460	200	200	308	200	54,277
Total Capital Cost	83,497	4,572	25,144	98,761	110,612	98,101	29,979	96,127	18,787	11,050	29,477	4,572	10,508	7,188	3,629	5,059	2,200	2,200	3,383	2,200	647,048

Table 21.2 Ovoot Tolgoi Project – Forecast Operating Costs (USD/Prod tonne)

Cost	2012	2013	2014	2015	2016	2017	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034	LOM / AVE
OC Waste Removal	15.52	13.64	18.38	20.73	25.74	29.80	31.39	41.65	42.52	39.04	35.05	30.40	31.06	24.70	22.95	22.25	15.81	12.48	11.24	9.73	0.00	0.00	0.00	24.89
OC Coal Mining	1.50	1.40	1.61	1.65	1.55	1.32	1.40	1.64	1.68	1.72	1.58	1.66	1.75	1.82	1.85	1.89	1.93	1.96	1.98	2.07	0.00	0.00	0.00	1.70
OC Support	3.36	2.97	3.58	3.64	3.93	4.32	4.52	5.35	5.12	4.79	4.57	4.09	3.91	3.88	3.61	3.57	2.73	2.35	2.21	2.12	0.00	0.00	0.00	3.74
Site Overheads	1.41	1.21	1.26	1.14	1.11	1.10	1.14	1.15	1.11	1.14	1.13	1.11	1.12	1.10	1.12	1.11	1.12	1.10	1.08	1.17	0.00	0.00	0.00	1.14
CHPP	7.85	9.62	11.67	11.32	10.94	10.88	11.06	11.21	10.90	10.70	10.94	10.27	10.58	10.32	10.53	10.49	10.65	9.85	9.22	9.06	0.00	0.00	0.00	10.43
Transport – Truck	3.72	6.13	10.76	13.22	12.80	12.72	13.23	13.45	12.82	13.10	13.15	12.54	12.93	12.67	12.93	12.83	12.98	11.90	11.07	10.67	0.00	0.00	0.00	11.92
Admin & Marketing	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	1.00	0.00	0.00	0.00	1.00
Mine Closure	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.13
Contingency	3.44	3.60	4.83	5.27	5.71	6.11	6.37	7.55	7.52	7.15	6.74	6.11	6.23	5.55	5.40	5.31	4.62	4.06	3.78	3.58	0.00	0.00	0.00	5.50
Sub-Total	37.80	39.56	53.09	57.96	62.78	67.25	70.12	83.00	82.67	78.63	74.17	67.18	68.57	61.04	59.38	58.46	50.85	44.70	41.58	39.41	0.00	0.00	0.00	60.45
Royalty	4.12	4.82	6.25	5.89	5.52	5.38	5.67	5.67	5.37	5.97	5.68	5.97	5.89	5.98	5.96	5.93	5.87	5.95	5.93	5.92	0.00	0.00	0.00	5.71
Property Tax	0.01	0.01	0.02	0.02	0.03	0.04	0.04	0.05	0.04	0.04	0.04	0.03	0.03	0.02	0.02	0.02	0.02	0.02	0.01	0.01	0.00	0.00	0.00	0.03
Total Operating Cost	41.93	44.39	59.36	63.88	68.34	72.67	75.83	88.72	88.08	84.64	79.88	73.19	74.48	67.04	65.36	64.41	56.73	50.67	47.52	45.34	0.00	0.00	0.00	66.18

22. ECONOMIC ANALYSIS

1.1 NPV

All economic analysis has been done in constant 2012 US dollars. The project is assumed to continue until 2034, which is 2 years after mining is completed, to allow for rehabilitation.

Based on the costs, revenue and tax estimates described in this Competent Person's Report, the Net Present Value (NPV) is estimated at USD 750 million at a discount factor of 10% and varies between USD 905 million at a discount factor of 8% and USD 632 million at a discount factor of 12%.

The sensitivity of the base case NPV of USD 750 million to changes in the key components of revenue, operating costs and capital costs is shown in Table 22.1.

Table 22.1 Ovoot Tolgoi Project – NPV Sensitivity Analysis

	+10% (USD million)	Base NPV (USD million)	–10% (USD million)
Revenue	1,155	750	335
Operating Cost	451	750	1,040
Capital Cost	708	750	792

Internal Rate of Return (IRR) has not been reported as the economic model does not include historical costs and revenue and thus IRR is not meaningful.

Table C5 (Appendix C) shows a summary of the Net Present Value calculations.

1.2 PAYBACK PERIOD

This PFS shows payback of capital by 2013. This only covers the capital estimates included in this PFS and does not include capital expenditure prior to 2012.

1.3 TAXES

The following taxes, royalties, and other government levies applicable to the Ovoot Tolgoi mining operation, were assumed in the PFS:

- Royalty payments to the Mongolian government, based on SouthGobi Sands understanding of the Mongolian royalty legislation:
  - o 7% of sales price for Product A (Sunset seam 5 of < 10% ash after processing in the rotary breaker, only and thus considered "Unprocessed Coal" under Mongolian royalty regulations;

- o 6% of sales price for Washed Product from Ejin Jinda wash plant (This coal will have been treated in the rotary breaker and FGX separator before washing and thus considered "Concentrated Coal" under Mongolian royalty regulations;

- o 5% of sales price for Product D (Product coal after treatment in the rotary breaker and FGX separator and thus considered "Concentrated Coal" under Mongolian royalty regulations). This is only a small quantity which is in excess of the annual Ejin Jinda wash plant capacity in some years.

- Property Tax – 0.06% on acquisition value in 2012 and 0.1% in subsequent years.

- Mining License – $5/ha x 9,308 ha = $46,540/year.

- VAT – 10% on capital, materials and supplies. VAT is assumed to be refunded in the following year, based on South Gobi Sands understanding of the Mongolian VAT refund for processed coal.

- Income Tax – 10% of the first 3B MNT, 25% thereafter.

- Depreciation – 10 years on equipment, 40 years on fixed assets, 3 years on minor assets.

23. ADJACENT PROPERTIES

SouthGobi's Ovoot Tolgoi Deposit surrounds and is adjacent to the west, south and east of the Nariin Sukhait deposit with separate mining operations of the Mongolyn Alt Corporation (MAK) and a joint-venture between MAK and Inner Mongolia Qinghua Company (Qinghua-MAK JV). The Qinghua-MAK JV currently mines coal from the No. 5 Seam from an open pit mine, referred to as the West pit, which commenced in 2003. MAK operates a separate pit which started in 2008. This pit has expanded to include a pit referred to as the East Pit, formerly operated by Qinghua-MAK JV, which is immediately north of the SouthGobi Sands Sunrise Field, mining the same seams. Based on anecdotal evidence, annual production from these mines is estimated to be in excess of 5 million tonnes per year (Mtpy) of coal, transported to customers in China. A publicly available summary report produced by the Mongolian State Geological Centre (Dashkhoral et al, 1992) reports coal resources of 125.5 million tonnes (Mt) within the MAK-controlled lease.

Mine operations employ a workforce of approximately 400 miners. Coal and overburden are removed with excavators and front-end loaders. Night shift activities focus on the removal of overburden. Daytime activities typically involve the arrival of up to 200 – 300 road-hauling trucks from China, which are driven directly into the mines and loaded. The trucks then return across the border each night, where most of the coal is offloaded at Ceke.

The Qualified Person has been unable to verify the information on MAK operation. The information in this section is not necessarily indicative of the mineralisation at Ovoot Tolgoi.

The MAK East Pit operations have trespassed and recovered a minor amount of coal from adjacent SouthGobi Sands holdings. SouthGobi Sands management has discussed this issue with MAK. No legal action is pending regarding this issue, and SouthGobi Sands management anticipates cooperation with MAK in the development of SouthGobi Sands mining at Ovoot Tolgoi.

A Memorandum of Understanding (MOU) between MAK and SouthGobi Sands LLC covering mining across the lease boundary was signed on 24th May, 2007. MMC understands that an operational agreement is still being negotiated. MMC understands that MAK also is seeking access to the SouthGobi lease for waste dumping, so there would appear to be mutual win/win benefits for both SouthGobi and MAK which gives confidence of concluding successful operational agreement. In the PFS, mining within the MAK lease is planned to commence in 2012 at both Sunset and Sunrise, so the operational agreement needs to be finalised shortly.

For the purposes of the PFS, the rules shown in Table 23.1 below have been assumed after discussion with South Gobi Sands.

Table 23.1 Ovoot Tolgoi Project – Mining Rules across SouthGobi Sands/MAK lease boundary

No	Rule	Comment
1.	The division between SouthGobi Sands coal/waste and MAK coal/waste will be a vertical projection down from the lease boundary.	
2.	The SouthGobi Sands pit crest and associated access ramps etc. can extend into the MAK lease to allow safe & efficient access for extraction of SouthGobi Sands coal up to the lease boundary.	Note this may mean that some MAK coal in the northern pit wall will not be included in the SouthGobi Sands pit design (e.g. if the MAK seams flatten to less than the recommended pit wall batter).
3.	For mine pit design purposes, the MAK coal will be considered as coal.	This will ensure that SouthGobi Sands pit wall within the MAK lease is consistent with geotechnical requirements.
4.	For SouthGobi Sands mine scheduling and costing purposes, the MAK coal will be considered as waste.	This is a conservative assumption; compared to the alternative of SouthGobi Sands paying a royalty for MAK coal.
5.	For SouthGobi Sands mine scheduling and costing purposes, the MAK waste will be mined by SouthGobi Sands.	This is a conservative assumption compared to the alternative of MAK paying for this waste.

No	Rule	Comment
6.	There are no limitations on timing of SouthGobi Sands mining within MAK lease.	This ensures that SouthGobi Sands pit can be developed in the optimal timing that suits SouthGobi Sands
7.	All MAK waste from the SouthGobi Sands pit will be dumped in the SouthGobi Sands ex-pit dump.	This will only be a relatively small amount and is operationally simpler than having separate waste dumps.
8.	All MAK coal from the SouthGobi Sands pit will be dumped adjacent to the SouthGobi Sands pit on a separate coal dump located on the MAK lease for later rehandle by MAK into highway trucks.	This is operationally simpler than having to rely on MAK to mine the coal from the SouthGobi Sands pit when required to meet SouthGobi Sands schedule.
9.	SouthGobi Sands will be responsible for all operational, environmental and statutory management within the SouthGobi Sands pit.	This is operationally simpler than having responsibility split along the lease line. This would need to be agreed with MAK and government authorities.

24. OTHER RELEVANT INFORMATION

24.1 OVOOT TOLGOI

The PFS assumes SouthGobi Sands will be mining within the MAK lease in late 2012, and thus, the operational agreement to allow SouthGobi Sands to mine within the MAK lease in accordance with the rules shown in Table 23.1 needs to be concluded by mid – 2012. If this operational agreement delayed beyond mid – 2012, then this delay would impact on the project economic analysis discussed in Section 22. If an operational agreement cannot be finalised, then the Reserve estimate could be materially affected.

The PFS assumes that the existing Ejin Jinda wash plant at Ceke, which is being commissioned in early 2012, processes 1.5 Mt of coal in 2012. The PFS assumes that existing Ejin Jinda wash plant is capable at operating at a rate of 3.0 Mt until mid-2014. The QP (wet processing) has provided these production estimates, which are lower than the contracted annual production rate of 3.5 Mt, due to design issues at the plant which will likely impact on product rate. The PFS also assumes that the Ejin Jinda wash plant is expanded to process 7.0 Mt annually from mid-2014. SouthGobi Sands still need to negotiate contracts for this expansion. Any delays in either commissioning the Ejin Jinda wash plant in early 2012 or expanding to 7.0 Mt annual capacity by mid-2014, would likely impact on the project economic analysis discussed in Section 22, as the coal would either be stockpiled waiting for the wash plant to be commissioned or sold as lower value product D; however, these delays would be unlikely to impact on total Reserve estimates.

On the 16th April 2012, SouthGobi announced that the MRAM had requested suspension of mining and exploration activities on certain licences held by SouthGobi, including the licence pertaining to the Ovoot Tolgoi Project.

Currently, MMC is not aware of any other mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that would materially affect the Resource and Reserve estimate.

Sections of this report are derived from the previous NI 43-101 reports compiled by Norwest Corporation and TAG and include information provided to the Qualified Persons by SouthGobi Resources Ltd.

24.2 SOUMBER AND ZAG SUUJ

Currently there are no known mining, metallurgical, infrastructure, environmental, permitting, legal, title, taxation, socio-economic, marketing, political or other relevant factors that would materially affect the Resource estimate.

Sections of this report are derived from the previous NI 43-101 reports compiled by Norwest Corporation and include information provided to the QP (Resources) by SouthGobi Resources Limited.

25. INTERPRETATION AND CONCLUSIONS

25.1 OVOOT TOLGOI

Since 2004, IVN and then SouthGobi Sands have been successful in delineating 193.2 Mt of Measured and Indicated near surface Resource plus a further 24 Mt of Inferred near surface Resource. Surface Resources have been constrained to within 300m of the surface. In addition SouthGobi Sands has successfully delineated potentially significant underground Resources on the No 5 Seam of 109.1 Mt of measured and indicated, plus a further 62 Mt of inferred.

Reporting of surface Resources has been constrained by the following parameters:

- 0.3m minimum seam thickness;
- 0.3m minimum separable parting thickness;
- 4m depth of weathering;
- 300m base depth limit for surface mine development; and
- Ovoot Tolgoi Mine Lease.

Reporting of underground Resources has been constrained by:

- 300m upper limit and 600m lower limit for Resources;
- No 5 Seam only was reported; and
- Ovoot Tolgoi Mine Lease.

The coal seams of the Ovoot Tolgoi Deposit have been delineated as "Complex" Geology Type based on the criteria set forth in the Geological Survey of Canada Paper 88-21. The coal seams at Ovoot Tolgoi vary in quality both within and between seams but generally are high volatile bituminous B to A in rank.

Based on this PFS, Reserves are estimated to total 175.7 Mt, comprising 79.1 Mt at Sunset at a strip ratio of 5.7 bcm/tonne and 96.6 Mt at Sunrise at a strip ratio of 6.8 bcm/tonne. The Proven Reserves are derived from Measured Resources only. The Probable Reserves are derived from Indicated Resources only.

25.2 SOUMBER

Exploration to date on MEL 9443X and MV 016869 at the Soumber deposit Resource area has delineated 79 Mt of coal classified as Measured plus Indicated Resource, plus a further 21 Mt of Inferred Resource, and 0-9 Mt of "potential coal tonnage". "Potential coal tonnage" has been estimated in areas where there is insufficient drilling to classify the area as a Resource under NI43-101 criteria.

Exploration to date on MEL 9443X and 9449X at the Biluut/Jargalant field Resource area has delineated 53 Mt of coal classified as Indicated + measured Resource, plus a further 21 Mt of Inferred Resource, and 0-15 Mt of "potential coal tonnage". Resource estimations and classification have been performed in accordance with National Instrument 43-101.

Reporting of surface Resources has been constrained by the following parameters:

- 0.3m minimum ply thickness;
- 0.3m minimum separable parting thickness;
- 4m depth of weathering;
- 300m base depth limit for surface mine development; and
- MEL 9443X boundary.

Resources have increased substantially since the last estimate, due to an extensive drilling program in 2011.

The coal seams of the Soumber and Biluut/Jargalant fields have been delineated as "Complex" Geology Type based on the criteria set forth in the Geological Survey of Canada Paper 88-21. The coal seams at Soumber and Biluut/Jargalant vary in quality both within and between seams but generally are low to medium volatile bituminous in rank.

Exploration work on the Deposit is still ongoing. Further drilling downdip on existing traverse lines may enable the status of the "potential coal tonnage" to be upgraded. The Soumber and Biluut/Jargalant fields Resource estimates enhance the assets held by SGQ in the Umnugobi Province of Mongolia.

25.3 ZAG SUUJ

Exploration to date on MEL 13779X and MEL5267X at the Zag Suuj deposit Resource area has delineated 17 Mt of coal classified as Indicated Resource, plus a further 66 Mt of Inferred Resource, and 16-25 Mt of "potential coal tonnage". "Potential coal tonnage" has been estimated in areas where there is insufficient drilling to classify the area as a Resource under NI43-101 criteria. Resource estimations and classification have been performed in accordance with National Instrument 43-101.

Reporting of surface Resources has been constrained by the following parameters:

- 0.3m minimum ply thickness;
- 0.3m minimum separable parting thickness;
- Depth of weathering as logged by field geologist;
- 300m base depth limit for surface mine development; and
- MEL 13779X and 5267X boundaries.

The coal seams of the Zag Suuj deposit have been delineated as "Complex" Geology Type based on the criteria set forth in the Geological Survey of Canada Paper 88-21. The coal seams at Zag Suuj vary in quality both within and between seams but generally are low to medium volatile bituminous in rank.

Exploration work on the Deposit is still ongoing. Further drilling between existing traverse lines may enable the status of the Resource to be upgraded to Measured and Indicated status. The Zag Suuj deposit resource enhances the assets held by SGQ in the Umnugobi Province of Mongolia.

26. RECOMMENDATIONS

26.1 OVOOT TOLGOI

Database

A considerable amount of data has been obtained from the various exploration programs; however, the current filing system is poorly setup and the dependence on third party consultants has led to a fragmented geological database. During 2011, an Access database has been constructed for Sunset and Sunrise drillholes, into which drillhole collars, lithology and quality have been entered, however it is recommended that a recognized drillhole database system be purchased and set up. A structured electronic directory filing system and a relational database should be created to achieve the following objectives.

- All documents filed by a primary category;
- All documents cross-referenced by sub-categories;
- All data entered into a database; and
- All data checked against original source.

A database manager should be appointed to oversee the above process and to maintain records. It is noted that a new Exploration Manager has recently been appointed, and that this will be one of his projects.

The estimated budget for upgrading the database is US$60,000.

Exploration and Drilling

- Exploration drilling should continue both down dip of known coal occurrences and along strike to continue to develop the Ovoot Tolgoi property.
- A drilling program to the north-west of the pit should be undertaken to ascertain the effect of the fault zone in the future Sunset Extended pit.
- Future deep drilling programs should include allowances for downhole surveying of hole deviation.

The exploration program for 2012 will consist of pre-production drilling for mine planning purposes. The 2011 budget is US$500,000. Exploration will be ongoing through subsequent years.

Geological Modelling

- The geological models for both Sunset and Sunrise should continue to be updated to provide better models for mine planning. In addition to the additional drilling recommended above, the inclusion of input data and faults should be done as part of these new models. It is unlikely that the total Resource estimates will change significantly as a result of this exercise; however confidence in the Resources will increase.
- The complex faulting within these deposits is unlikely to be well defined by exploration drilling. Frequent in pit mapping is recommended to assist with operational mine planning.

The update of the geological model in 2012 is estimated to cost US$60,000. The model will require updating after each major exploration program.

All the above recommendations are part of the ongoing exploration program for the Ovoot Tolgoi Deposit. Exploration in subsequent years is not contingent on the results obtained in the 2012 program, although targets for following programs may be modified as a result of the 2012 program.

Metallurgy

- SouthGobi Sands should continue to characterize the quality of individual seams on the property and develop an understanding of the spatial variability of coal quality within individual seams.

- SouthGobi Sands should monitor the performance of the coal processing plants (rotary breaker, FGX dry separator and coal wash plant) to assess practical yields and product ash.

This will be an ongoing annual cost of approximately US$50,000.

Mine Planning

- The mine should implement the mine plan developed for the PFS. The pit shells and mining block details have been provided to the mine operations personnel. No cost impact.

- Currently, the mine is using different models for geology and mine planning, which means that the most recent geological information may not be available for mine planning. The use of a common model for geology and mine planning is recommended. No cost impact.

- Reconciliation between plan and actual mining quantities is recommended in order to refine the assumptions used for mine planning. No cost impact.

- Stability of the pit walls will be crucial to enable the pit to achieve the design depth of over 300 metres. Monitoring of the pit walls should be routine practice to ensure safety of the workers. US$50,000 to implement system. US$10,000 per annum to review data and report findings.

- The pit designs assume agreement to allow the pit to extend into the neighbouring MAK lease to allow extraction of SouthGobi Sands coal up to the lease boundary, based on the "guidelines" documented in Table 23.1. This agreement needs to be formalised to ensure that the mine can be developed in accordance with these pit designs. No cost other than legal expenses.

- There would appear to be opportunities to optimise the product coal quantities and qualities by fine tuning the three stages of coal processing. This would require analysis of the regular sampling of the various coal streams that will be necessary for customer grade control. No cost impact.

- The proportion of product D will increase as the mine develops and SouthGobi Sands will need to find the necessary additional markets. No cost.

26.2 SOUMBER AND ZAG SUUJ

Database

A considerable amount of data has been obtained from the various exploration programs. It is recommended that a structured electronic directory filing system and a relational database should be created to achieve the following objectives.

- All documents filed by a primary category;

- All documents cross-referenced by sub-categories;

- All data entered into a database; and

- All data checked against original source.

A database manager should be appointed to oversee the above process and to maintain records. It is noted that a new Exploration Manager has recently been appointed, and that this will be one of his projects.

The estimated budget for setting up the database for Soumber and Zag Suuj is US$150,000 and US$50,000 respectively.

Exploration and Drilling

- Exploration drilling should continue both down dip of known coal occurrences and along strike to continue to develop the Soumber and Biluut/Jargalant fields and Zag Suuj deposit; and

- Future deep drilling programs should include allowances for downhole surveying of hole deviation.

The exploration program for 2012 should be targeted at infill drilling to increase confidence in the status of the Resource. MMC understands that the 2012 budget for Soumber and Zag Suuj is US$4 million and US$1 million respectively. Exploration will be ongoing through subsequent years.

Metallurgy

- SGQ should continue to characterize the quality of individual seams on the property and develop an understanding of the spatial variability of coal quality within individual seams; and

- SGQ should undertake preliminary investigations into coal beneficiation.

Coal quality testing as part of the 2012 exploration program for Soumber and Zag Suuj is estimated to cost US$200,000 and US$75,000 respectively. The testing program will continue in subsequent years.

27. ILLUSTRATIONS


LICENSE 12726A
1320mRL
1370mRL
LEGEND
Pitshell
Contours
0
500
1000
METRE
N
673000 E
673500 E
674000 E
674500 E
675000 E
675500 E
676000 E
676500 E
677000 E
677500 E
678000 E
4764000 N
4763500 N
4763000 N
4762500 N
4762000 N
4761500 N
minarco mineconsult
CHALCO
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNSET NESTED PIT SHELL 1
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.1


673000 E
673500 E
674000 E
674500 E
675000 E
675500 E
676000 E
676500 E
677000 E
677500 E
678000 E
4761500 N
4762000 N
4762500 N
4763000 N
4763500 N
4764000 N
LICENSE-12726A
1320mRL
5L111 Seam Floor
1370mRL
N
LEGEND
Pitshell
Contours
0
500
1000
METRE
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNSET NESTED PIT SHELL 2
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.2
CHALCO
minarco mineconsult


LICENSE-12726A
1320mRL
1320mRL
1370mRL
5L111 Seam Floor
LEGEND
Pitshell
Contours
0
500
1000
METRE
N
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNSET NESTED PIT SHELL 3
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.3
CHALCO
minarco mineconsult


Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNSET FINAL PIT SHELL
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.4
CHALCO
minarco mineconsult
LEGEND
Pitshell
Contours
Strip and Block Layout
0
500
1000
METRE
LICENSE 12726A
BLOCKS 1-34
STRIPS 1-17
1200mRL
1220mRL
5L111 Seam Floor
N
673000 E
673500 E
674000 E
674500 E
675000 E
675500 E
676000 E
676500 E
677000 E
677500 E
678000 E
4764000 N
4763500 N
4763000 N
4762500 N
4762000 N
4761500 N


SOUTH
NORTH
Topography
Base of Weathering
1600RL
1500RL
1400RL
1300RL
1200RL
1100RL
1000RL
NO VERTICAL EXAGGERATION
ROM MEASURED AND INDICATED MODEL SHOWN
SUNSET - SECTION 1
SUNSET - SECTION 2
SUNSET - SECTION 3
SUNSET - SECTION 4
673500 E
674000 E
674500 E
675000 E
675500 E
676000 E
676500 E
677000 E
677500 E
4763500 N
4763000 N
4762500 N
4762000 N
4761500 N
SECTION 1
SECTION 2
SECTION 3
SECTION 4
SECTION 5
METRE
LEGEND
Nested Shell 1
Nested Shell 2
Nested Shell 3
OPT100 Shell
Final Pit Shell
minarco mineconsult
CHALCO
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNSET CROSS SECTIONS
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.5


WEST
EAST
1600RL
1500RL
1400RL
1300RL
1200RL
1100RL
1000RL
Topography
Base of Weathering
H/V RATIO - 1:2
ROM MEASURED AND INDICATED MODEL SHOWN
NESTED PITS NOT DISPLAYED
SUNSET - SECTION 5
LEGEND
OPT100 Shell
Final Pit Shell
SECTION 1
SECTION 2
SECTION 3
SECTION 4
SECTION 5
673500 E
674000 E
674500 E
675000 E
675500 E
676000 E
676500 E
677000 E
677500 E
4763500 N
4763000 N
4762500 N
4762000 N
4761500 N
minarco mineconsult
CHALCO
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNSET LONG SECTION
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.6


673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N
LEASE BOUNDARY
N
0 500 1000
METRE
START
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2012
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2013

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : MAY 2012
Figure : SUNSET STAGE PLANS -START, 2012 & 2013	FIGURE No. 27.7


673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
N
0
500
1000
METRE
2014
2015
2016

minarco mineconsult

CHALCO

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : MAY 2012
Figure : SUNSET STAGE PLANS - 2014, 2015 & 2016	FIGURE No. 27.8



673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
N
0
500
1000
METRE
2017
2018
2019

Client : ALUMINUM CORPORATION OF CHINA LIMITED		Job No. ADV-MN-00064
Project : OVOOT TOLGOI		Date : MAY 2012
Figure : SUNSET STAGE PLANS - 2017, 2018 & 2019		FIGURE No. 27.9



Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2020
2021
2022
0 500 1000
METRE
N
673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N

minarco mineconsult	CHALCO	Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
		Project : OVOOT TOLGOI	Date : MAY 2012
		Figure : SUNSET STAGE PLANS - 2020, 2021 & 2022	FIGURE No. 27.10


673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
N
0
500
1000
METRE
2023
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2024
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2025

minarco mineconsult

CHALCO

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : MAY 2012
Figure : SUNSET STAGE PLANS - 2023, 2024 & 2025	FIGURE No. 27.11



673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
N
0
500
1000
METRE
2026
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2027
Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2028

minarco mineconsult CHALCO	Client : **ALUMINUM CORPORATION OF CHINA LIMITED**	Job No. ADV-MN-00064
	Project : **OVOOT TOLGOI**	Date : MAY 2012
	Figure : **SUNSET STAGE PLANS - 2026, 2027 & 2028**	FIGURE No. 27.12


Sunset Pit Shell
LEASE BOUNDARY
Waste Dump
2029
2030
2031
0 500 1000
METRE
N
673000 E
674000 E
675000 E
676000 E
677000 E
678000 E
679000 E
4764000 N
4763000 N
4762000 N
4761000 N

minarco mineconsult / CHALCO	Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
	Project : OVOOT TOLGOI	Date : MAY 2012
	Figure : SUNSET STAGE PLANS - 2029, 2030 & 2031	FIGURE No. 27.13


Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNRISE NESTED PIT SHELL 1
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.14
CHALCO
minarco mineconsult
LEGEND
Pitshell
Contours
0
500
1000
METRE
N
LICENSE:12726A
1400mRL
1450mRL
1500mRL
682000 E
682500 E
683000 E
683500 E
684000 E
684500 E
685000 E
685500 E
686000 E
686500 E
687000 E
4762000 N
4762500 N
4763000 N
4763500 N
4764000 N
4764500 N


1420mRL
1320mRL
1450mRL
1400mRL
LICENSE:12726A
LEGEND
Pitshell
Contours
0
500
1000
METRE
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNRISE NESTED PIT SHELL 2
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.15


Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNRISE FINAL PIT SHELL
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.16
CHALCO
minarco mineconsult
LEGEND
Pitshell
Contours
Strip and Block Layout
0
500
1000
METRE
N
LICENSE:12726A
BLOCKS 1-40
STRIPS 1-25
1200mRL
1220mRL
1300mRL
1360mRL
682000 E
682500 E
683000 E
683500 E
684000 E
684500 E
685000 E
685500 E
686000 E
686500 E
687000 E
4762000 N
4762500 N
4763000 N
4763500 N
4764000 N
4764500 N


SOUTH
NORTH
Topography
Base of Weathering
1600RL
1500RL
1400RL
1300RL
1200RL
1100RL
1000RL
NO VERTICAL EXAGGERATION
ROM MEASURED AND INDICATED MODEL SHOWN
SUNRISE - SECTION 1
SUNRISE - SECTION 2
SUNRISE - SECTION 3
SUNRISE - SECTION 4
SUNRISE - SECTION 5
683500 E
684000 E
684500 E
685000 E
685500 E
686000 E
4764500 N
4764000 N
4763500 N
4763000 N
4762500 N
4762000 N
SECTION 1
SECTION 2
SECTION 3
SECTION 4
SECTION 5
SECTION 6
METRE
LEGEND
Nested Shell 1
Nested Shell 2
Final Pit Shell

minarco mineconsult / CHALCO	Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
	Project : OVOOT TOLGOI	Date : MAY 2012
	Figure : SUNRISE CROSS SECTIONS	FIGURE No. 27.17


WEST
EAST
Topography
Base of Weathering
1600RL
1500RL
1400RL
1300RL
1200RL
1100RL
1000RL
H/V RATIO - 1:2
ROM MEASURED AND INDICATED MODEL SHOWN
SUNRISE - SECTION 6
SECTION 1
SECTION 2
SECTION 3
SECTION 4
SECTION 5
SECTION 6
LEGEND
Nested Shell 1
Nested Shell 2
Final Pit Shell
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUNRISE LONG SECTION
Job No. ADV-MN-00064
Date : MAY 2012
FIGURE No. 27.18
CHALCO
minarco mineconsult


683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
LEASE BOUNDARY
START
2012
2013
Sunrise Pit Shell
Waste Dump
N
0 500 1000
METRE

minarco mineconsult

CHALCO

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : MAY 2012
Figure : SUNRISE STAGE PLANS - START, 2012 & 2013	FIGURE No. 27.19

'


683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
2014
N
0 500 1000
METRE
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
2015
N
0 500 1000
METRE
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
2016
N
0 500 1000
METRE
minarco
mineconsult
CHALCO
Client : ALUMINUM CORPORATION OF CHINA LIMITED
Job No. ADV-MN-00064
Project : OVOOT TOLGOI
Date : MAY 2012
Figure : SUNRISE STAGE PLANS - 2014, 2015 & 2016
FIGURE No. 27.20


683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
N
0
500
1000
METRE
2017
2018
2019

minarco mineconsult / CHALCO	Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
	Project : OVOOT TOLGOI	Date : MAY 2012
	Figure : SUNRISE STAGE PLANS - 2017, 2018 & 2019	FIGURE No. 27.21


683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
2020
0 500 1000
METRE
N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
2021
0 500 1000
METRE
N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
2022
0 500 1000
METRE
N

minarco mineconsult / CHALCO	Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
	Project : OVOOT TOLGOI	Date : MAY 2012
	Figure : SUNRISE STAGE PLANS - 2020, 2021 & 2022	FIGURE No. 27.22


683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
N
0 500 1000
METRE
2023
2024
2025

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : MAY 2012
Figure : SUNRISE STAGE PLANS - 2023, 2024 & 2025	FIGURE No. 27.23


683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
N
0 500 1000
METRE
2026
2027
2028

minarco mineconsult

CHALCO

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : MAY 2012
Figure : SUNRISE STAGE PLANS - 2026, 2027 & 2028	FIGURE No. 27.24



683000 E
684000 E
685000 E
686000 E
687000 E
688000 E
4765000 N
4764000 N
4763000 N
4762000 N
4761000 N
Sunrise Pit Shell
LEASE BOUNDARY
Waste Dump
N
0 500 1000
METRE
2029
2030
2031

minarco mineconsult	CHALCO	Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
		Project : OVOOT TOLGOI	Date : MAY 2012
		Figure : SUNRISE STAGE PLANS - 2029, 2030 & 2031	FIGURE No. 27.25

28. REFERENCES

Ausenco Taggart – Summary of Soumber Coal Quality with Conceptual Flowsheet Draft – 14 November 2011

Ausenco Taggart – Concept Level Study for Soumber CHPP -10 May 2012

MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources And Reserves, Ovoot Tolgoi Deposit, Mongolia

MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Soumber Deposit, Mongolia

MMC Report – South Gobi Resources (SGQ), 2012. Coal Geology And Resources, Zag Suuj Deposit, Mongolia

Aquaterra 2010. Ovoot Tolgoi Water Supply – Phase 1 Scoping Study

Ausenco Taggart 2012 Summary Report of Coal Handling Facility

Burenkhuu et al., 2004 "Report on Geologic Mapping of Nariin Sukhait area with scale 1:50,000

Canadian Securities Administrators, 2011. National Instrument 43-101 Standards of Disclosure for Mineral Projects. Policy Document.

Canadian Securities Administrators, 2011. Companion Policy 43-101CP. Policy Document.

Canadian Securities Administrators, 2011. Technical Report Form 43-101F1. Policy Document.

CIM Standing Committee on Reserve Definitions, November 2010. CIM Definition Standards for Mineral Resources and Mineral Reserves

CIM Standing Committee on Reserve Definitions, October 2004. Exploration Best Practices Guidelines: Included in CIM Standards on Mineral Resources and Reserves – Definitions and Guidelines. CIM Bulletin, v. 93, no. 1044, pp. 53-61.

Dashkhorol, J., Baatar, G., Dashdondov, J., and Orgil, D., 1992. Report on results of prospecting and detailed exploration of Nariin Sukhait black coal deposit in Gurvan Tes soum of Umnugobi aimag /resource estimation as of January 1, 1992, Ulaanbaatar.

Dashtsren, D. and Jagar, S., 1971. Report on results of prospecting-revision work done by geological team #5 on coal in Omonogobi aimak, Ulaanbaatar.

ENCO Co Ltd, 2005. Report of the Detailed Environmental Impact Assessment for the Project "Nariin Sukhait Coal Deposit Mining"

ENCO Co Ltd, 2007 Addendum to The Detailed Environmental Impact Assessment for the Ovoot Coal Project

Graham, S.A., Hendrix, M.S., Johnson, C.L., Badamgarav, D., Badarch, G., 2001. Sedimentary record and tectonic implications of Mesozoic rifting in southeast Mongolia. Geological Society of America Bulletin, v. 113, no. 12, p. 1560-1579.

Hendrix,M.S. et al., 1996. Noyon Uul syncline, southern Mongolia: Lower Mesozoic sedimentary record of the tectonic amalgamation of central Asia. Geological Society of America Bulletin, v. 108, no. 10, p1256-1274.

Hendrix,M.S. et al., 2001. Triassic synorogenic sedimentation in southern Mongolia: early effects of intercontinental deformation. Geological Society of America Memoir 194, p389-412.

Huebeck, C., 2001. Assembly of central Asia during the middle and late Paleozoic. Geological Society of America Memoir 194 p.1-21.

Hughes, J.D., Klatzel-Mudry, L., and Nikols, D.J. 1989. A Standardized Coal Resource/Reserve Reporting System For Canada", Geological Survey of Canada Paper 88-21.

Klinowski, G. W., 2007. Ovoot Tolgoi Project, Underground Mine Plan, Hydraulic Mining Concept.

Lamb, M.A., and Badarch, G., 2001. Paleozoic sedimentary basins and volcanic arc systems of southern Mongolia: New geochemical and petrographic constraints. Geological Society of America Memoir 194, p.117-149.

McElroy Bryan Geological Services, January 2012. Soumber Model Version SO_0112, Release Date 24th January 2012.

McElroy Bryan Geological Services, November 2011. Zag Suuj Model Version ZS_1111, Release Date 4th November 2011.

Meng, Q.R., Hu, J.M., Jin, J.Q., Zhang, Y., and Xu, D.F., 2003. Tectonics of the late Mesozoic wide extensional basin system in the China-Mongolia border region. Basin Research, v.15, p. 397-415.

Mineral Resources and Petroleum Authority of Mongolia, 2003. Coal and oil shale deposits and occurrences of Mongolia.

Norwest Corporation, 2006. Groundwater and Surface Water Hydrology Report, Nariin Sukhait 2006 Investigation, Mongolia.

Norwest Corporation, 2007a. Technical Report, Coal Geology and Resources, Narin Sukhait Property, Omnogovi Aimag, Mongolia.

Norwest Corporation, 2007b. Technical Report, Ovoot Tolgoi Underground Mining Potential.

Norwest Corporation, 2007c. Technical Report, Coal Geology and Resources, Ovoot Tolgoi Property, Omnogovi Aimag, Mongolia.

Norwest Corporation, 2009. Ovoot Tolgoi Preliminary Feasibility Study (Volumes 1, 2 & 3).

Norwest Corporation, 2009. Technical Report Coal Geology, Resources and Reserves Ovoot Tolgoi: A Production Property. Omnogovi Aimag, Mongolia

Norwest Corporation., June 21, 2007 Technical Report Coal on Geology and Resources Ovoot Tolgoi Property, Umnugovi Aimag, Mongolia

Norwest Corporation., October 21, 2009 Technical Report Coal on Geology and Resources Soumber Property, Umnugovi Aimag, Mongolia

P.E.A.T. (Aust) Pty Ltd 2011 Qualified Person's Report on a Pre-Feasibility Coal Processing Study for South Gobi Sands

Purevdorj, N., Dashdondov, Y., Battugs, H. et al, 2011, Report on the Results of 2007-2011 Exploration of Zagsuuj Hard Coal Deposit in Noyon and Bayandalai Soums of Umnugobi Aimag (resource estimation as of Nov 1, 2011), Ulaan Baatar

Seedsman Geotechnics, 2011 South Gobi Sands – Geotechnical Assessment

Seedsman Geotechnics, 2012 Pit Design Parameters for 2012 Pit Designs

SGS North America Inc., 2012 Engineering Report on Ejin Jinda Wash Plant

SouthGobi Energy Resources, 2009. Technical Report: Coal Geology and Resources, Ovoot Tolgoi Project, Omnogovi Aimag, Mongolia.

The Americas Group, 2008. Technical Report: Surface Coal Geology and Resources, Ovoot Tolgoi West Field, Omnogovi Aimag, Mongolia.

The Americas Group, 2008. Technical Report: Underground Resources at Ovoot Tolgoi Sunset Field, Omnogovi Aimag, Mongolia.

Volkhonina, V.S., 1952. Report on geological and hydrogeological mapping at scale 1:500000 in South Gobi, People's Republic of Mongolia, Ulaanbaatar.

29. DATE AND SIGNATURE PAGE

The effective date of publication of this Competent Person's report is 8th June 2012

Dated at Sydney, Australia, this 8th June 2012

Mr. Robert Mackenzie meets the requirements of a Competent Person, as defined by Chapter 18 of the Listing Rules. These requirements include:

- Greater than five years experience relevant to the type of deposit.
- Member and Chartered Professional (Mining) of the AUSIMM.
- Holds a Bachelor of Engineering (Mining, Hons) Degree.
- Does not have economic or beneficial interest (present or contingent) in any of the reported assets.
- Has not received a fee dependent on the findings outlined in the Competent Person's Report.
- Is not an officer, employee of proposed officer for the issuer or any group, holding or associated company of the issuer.
- Assumes overall responsibility for this Competent Person's Report.

ORIGINAL SIGNED BY Competent Person (Reserves and assumes overall responsibility for the Competent Person's Report as defined by the Chapter 18 Listing Rules)

"Robert Mackenzie"

____

Robert Mackenzie
Executive Consultant, Minarco-MineConsult

Following are signed and dated Certificates of Qualifications of the persons involved in preparing this report.

Dated at Brisbane, Australia, this 8th June, 2012

ORIGINAL SIGNED BY QP (Resources)

"Merryl Peterson"

____

Merryl Peterson
Principal Geologist, Runge Limited
(Minarco-MineConsult is a trading division of Runge Limited)

CERTIFICATE OF QUALIFICATIONS

I, Robert Mackenzie, am working as an Executive Consultant at Minarco-Mine Consult, of Level 16 Australia Square, 264-278 George Street, Sydney NSW 2000, Australia. This certificate applies to the Reserve Estimate in the Person's Report for the Ovoot Tolgoi Deposit, Mongolia, prepared for the Company, dated 8th June, 2012 (the "Technical Report"), do hereby certify that:

1. I am a Chartered Professional of the Australasian Institute of Mining and Metallurgy (AIMM).

2. I am a graduate of University of Queensland and hold an Honours Degree in Mining Engineering.

3. I have been continuously and actively engaged in the assessment, development, and operation of mineral projects since my graduation from university in 1975.

4. I am a Qualified Person for the purposes of the National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").

5. I inspected the Ovoot Tolgoi Deposit between the dates 27th to 29th February, 2012.

6. I am responsible for the overall preparation or the supervision of the Technical Report and final editing of Reserves portions of the Technical Report.

7. I prepared the Reserves section of the 2011 NI 43-101 Technical Report for this property.

8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of SouthGobi Ltd in accordance with the application of Section 1.5 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website and accessible by the public, of the Technical Report.

12. Take overall responsibility for the Competent Person's Report.

Dated at Sydney, Australia, this 8th June, 2012

"Robert Mackenzie"

Robert Mackenzie

CERTIFICATE OF QUALIFICATIONS

I, Merryl Peterson, am working as a Principal Geologist at Runge Limited, of Level 12, 333 Ann Street, Brisbane QLD 4000, Australia. Minarco-MineConsult is a trading division of Runge Limited. This certificate applies to the Resource Estimate in the Competent Person's Report for the Ovoot Tolgoi Deposit, Mongolia, prepared for the Company, dated 8th June, 2012 (the "Technical Report"), do hereby certify that:

1. I am a Chartered Professional of the Australasian Institute of Mining and Metallurgy (AIMM).

2. I am a graduate of University of Western Australia and hold an Honours Degree in Geology.

3. I have been continuously and actively engaged in the assessment, development, and operation of mineral projects since my graduation from university in 1972.

4. I am a Qualified Person for the purposes of the National Instrument 43-101 of the Canadian Securities Administrators ("NI 43-101").

5. I inspected the Ovoot Tolgoi Deposit between the dates 5th to 8th December 2011.

6. I am responsible for the preparation or the supervision and final editing of Resource portions of the Technical Report.

7. I prepared the Resources section of the 2011 NI 43-101 Technical Report for this property.

8. To the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading. I am not aware of any material fact or material change with respect to the subject matter of the Technical Report that is not reflected in the Technical Report, the omission to disclose which makes the Technical Report misleading.

9. I am independent of SouthGobi Ltd in accordance with the application of Section 1.5 of NI 43-101.

10. I have read NI 43-101 and Form 43-101F1 and the Technical Report has been prepared in compliance with that instrument and form.

11. I consent to the filing of the Technical Report with any stock exchange or any other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their website and accessible by the public, of the Technical Report.

Dated at Brisbane, Australia, this 8th June, 2012

"Merryl Peterson"

Merryl Peterson

30. APPENDIX A – EXPERIENCE

Philippe Baudry – General Manager – China and Mongolia, BSc. Mineral Exploration and Mining Geology, Assoc Dip Geo science, Grad Cert Geostatistics, MAIG

Philippe is a geologist with over 14 years of experience. He has worked as a consultant geologist for over 6 years first with Resource Evaluations and subsequently with Runge after they acquired the ResEval group in 2008. During this time Philippe has worked extensively in Russia assisting with the development of two large scale copper porphyry projects from exploration to feasibility level, as well as carrying out due diligence studies on metalliferous projects throughout Russia. His work in Australia has included resource estimates for BHPB, St Barbara Mines and many other clients both in Australia and overseas on most styles of mineralisation and metals. Philippe furthered his modelling and geostatistic skills in 2008 by completing a Post Graduate Certificate in Geostatistics at Edith Cowan University. Philippe relocated to China in 2008 and has since project managed numerous Due Diligences and Independent Technical Reviews for private acquisitions and IPO listings purpose mostly in China and Mongolia.

Prior to working as a consultant Philippe spent 7 years working in the Western Australian Goldfields in various positions from mine geologist in a large scale open cut gold mine through to Senior Underground Geologist. Before this time Philippe worked as a contractor on early stage gold and metal exploration projects in central and northern Australia.

With relevant experience in a wide range of commodity and deposit types, Philippe meets the requirements for Qualified Person for 43-101 reporting, and Competent Person for JORC reporting for most metalliferous Mineral Resources. Philippe is a member of the Australian Institute of Geoscientists.

Robert Mackenzie – Executive Mining Consultant – Sydney, University of Queensland, First Class Mine Manager's Certificate (QLD), Fellow of Australasian Institute of Mining and Metallurgy, Chartered Professional (Mining)

Rob has over 30 years mining industry experience in a variety of roles including strategic planning, operational planning, operations, exploration and project development. Rob's key strength is in the analysis of mining projects, both operating mines and new developments; to identify the key technical and economic drivers and then developing practical and economic mine plans that maximise the projects value.

The majority of Rob's experience relates to open cut coal mining in both dragline and truck/shovel operations and ranging from some of the largest coal mines in the world to relatively small mines with very complex geology. Rob also has exposure to open cut bauxite and uranium mining. Rob has worked on projects in Australia, New Zealand, Indonesia, Colombia, Venezuela, Bangladesh, China, Mongolia and Mozambique and has travelled to many of these countries.

Rob has worked in consulting since 2001 when he joined MineConsult (now Runge) as Consulting Mining Engineer. He has worked on numerous projects including Awaroa, Phulbari, Tarong, Calenturitas, Hail Creek, Griffin, Benga, Wilpinjong, Wambo and Gloucester. He

participated in the due diligence for the acquisition of Kaltim Prima Coal by Bumi Resources and was retained by the banks as technical advisor after the acquisition. In early 2007 Runge acquired MineConsult and Minarco and formed Minarco-MineConsult, where Rob has been employed as Manager – Consulting and most recently Executive Consultant.

Prior to joining MineConsult, Rob worked for the global mining group Rio Tinto for over 20 years in both technical and operational roles at several mines and projects. Rob also spent a short period of time working for Utah Development Co (prior to its purchase by BHP) at the Blackwater mine and Goonyella mine.

Jeremy Clark – Principal Consultant Geologist – Beijing, BSc. with Honours in Applied Geology, Grad Cert Geostatistics, MAIG

Jeremy has over 10 years of experience working in the mining industry. During this time he has been responsible for the planning, implementation and supervision of various exploration programs, open pit and underground production duties, detailed structural and geological mapping and logging and a wide range of experience in resource estimation techniques. Jeremy's experience has included 5 years working in narrow vein gold deposits which have similar style of mineralisation the Deposit. His experience includes working and estimating resources both in underground and open pit operations in Western Australia. During his work with Runge Jeremy has working on numerous gold deposits throughout the world including China, Central Asia, Europe, Africa, and North and South America. This work has included resource estimation of various metalliferous deposits including gold which have similar style of mineralisation as the Luanling Deposit.

With relevant experience in a wide range of commodity and deposit types, Jeremy meets the requirements for Qualified Person for 43-101 reporting, and Competent Person for JORC reporting for most metalliferous Mineral Resources. Jeremy is a member of the Australian Institute of Geoscientists.

Dan Peel – General Manager – Sydney, BE. Mining – University of New South Wales, Unrestricted Quarry Manager (WA), Grad. Diploma. Applied Finance – Kaplan, Diploma (Bus), Member of Australasian Institute of Mining and Metallurgy

Since joining Minarco-Mineconsult (MMC) in 2007, Dan has completed independent technical reviews, mining option studies, life of mine design and scheduling, technical valuation and Ore Reserve estimation and reporting. He has experience with several international reporting standards including JORC, NI 43-101 and Chinese standards. Dan has prepared numerous Competent Person's Reports for IPOs and other major transactions on the Hong Kong Stock Exchange.

Before joining MMC, Dan worked with a mining contractor where he held various operational roles including Quarry Manager of BHPB's Jimblebar iron ore mine and Mining Super-Intendant of Mt Gibson's Koolan Island iron ore mine. During this period, he oversaw the re-commissioning of the Koolan Island mine and commencement of mining operations.

Dan has a Bachelor of Mining Engineering from the University of New South Wales, a Graduate Diploma of Applied Finance from Kaplan and holds an Unrestricted Quarry Manager Certificate (WA). He is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

Merryl Peterson – Principal Geologist BSC (Hons.) (Geology), MSc (Environmental Studies), Grad Cert Business Administration, Member AusIMM, Member Geological Society of Australia

Merryl is a qualified Geologist who has more than 30 years of relevant mining and geological experience in coal, working for major mining companies and as a consultant. During this time she has either managed or contributed significantly to numerous mining studies related to the estimation, assessment, evaluation and economic extraction of coal in Australia, New Zealand, Indonesia and Mongolia. She has sufficient experience which is relevant to the style and type of deposit under consideration and to the activity she is undertaking to qualify her as a Competent Person as defined in the 2004 Edition of the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves.

Company's Relevant Experience

Minarco-MineConsult, part of the Runge Group, is a premier international consulting and engineering firm. It provides a full range of services from pure technical consulting through to strategic corporate advice, undertaking assignments on mining projects covering a range of commodities and countries, serving clients in most of the countries on the West Pacific Rim.

Minarco-MineConsult maintains a full time staff of qualified specialists in the fields of mining engineering, geology, process and metallurgical engineering, environmental and geotechnical engineering, and environmental economics.

Minarco-MineConsult typically completes over 200 assignments per year and has over 300 professionals (through its parent Runge Group) available in disciplines including:

- Mining Engineering;
- Minerals Processing;
- Coal Handling and Preparation;
- Power Generation;
- Environmental Management;
- Geology;
- Contracts Management;
- Project Management;
- Finance;
- Commercial Negotiations.

The roots of Minarco-MineConsult were established in the Australian mining industry. Minarco-MineConsult is committed to compliance with the codes which regulate Australian

corporations and consultants and has established an International business which has continued to give its clients and those that rely on its work the confidence that can be associated by the use of the relevant Australian codes.

These codes include:

- The Australian Corporation Law;
- The Australian Institute of Company Directors Code of Conduct;
- The Securities Institute of Australia Code of Ethics;
- The Australasian Institute of Mining and Metallurgy Code of Ethics;
- The Australasian Code for Reporting of Exploration Results, Mined Resources and Ore Reserves (The JORC Code).

Minarco-MineConsult has conducted numerous mining technical due diligence programs and reporting for IPO's and capital raisings over the past six years, with involvement in projects raising a total of over $US 10 billion of capital. This and other work is summarised in ***Table A1.***

Table A1 – Mining Related IPO and Capital Raising Due Diligence Experience

2012 Kinetic Mines and Energy., Ltd; Competent Persons Report of Coal Resources and Coal Reserves under JORC and Independent Technical Review for inclusion in a HKSE Circular to support the IPO of an underground coal asset in Inner Mongolia Province, China.

2012 China Daye Non-Ferrous Metals Mining., Ltd; Competent Persons Report of Mineral Resources and Ore Reserves under JORC and Independent Technical Review for inclusion in a HKSE Circular to support the acquisition of 4 operating underground copper, lead, zinc assets in Hubei Province, China.

2012 Huili Resources Group., Ltd; Competent Persons Report of Mineral Resources and Ore Reserves under JORC and Independent Technical Review for inclusion in a HKSE Circular to support the IPO of multiple underground nickel, lead, zinc, copper and gold mining assets in Xinjiang and Hami Province, China.

2011 China Polymetallic Limited Mining., Ltd; Competent Persons Report of Mineral Resources and Ore Reserves under JORC and Independent Technical Review for inclusion in a HKSE Circular to support the IPO of a lead zinc silver polymetallic underground mining assets in Yunnan Province, China.

2011 China Precious Metal Resources Holdings Co., Ltd; Competent Persons Report of Mineral Resources and Ore Reserves under JORC and Independent Technical Review for inclusion in a HKSE Circular to support the acquisition of multiple underground gold mining assets in Henan Province, China.

2011 Hao Tian Resources Group Ltd. Competent Persons Report of Coal Resources and Reserves under JORC and Independent Technical Review for inclusion in a HKSE Circular to support acquisition of an underground coal mine in Xinjiang Province, China.

2011 King Stone Energy Group., Ltd; Competent Persons Report of Coal Resources and Reserves under JORC and Independent Technical Review for inclusion in a HKEX Circular to support acquisition of 2 underground coal mines in Shanxi Province, China.

2010 China Precious Metal Resources Holdings Co., Ltd; Competent Persons Report of Mineral Resources and Ore Reserves under JORC and Independent Technical Review for inclusion in a HKEX Circular to support the acquisition of multiple underground gold mining assets in Henan Province, China.

2010 Century Sunshine Group Holdings Limited; Competent Persons Report of Mineral Resources and Ore Reserves under JORC and Independent Technical Review for inclusion in a HKEX Circular to support the acquisition of a serpentinite mining asset in Jiangsu Province, China.

2010 Doxen Energy Group Limited; Independent Technical Review and estimation of Coal Resources under JORC for inclusion in a HKEX Circular to support the acquisition of a coal mining asset in Xinjiang Autonomous Region, China.

2010 Kwong Hing International Holdings (Bermuda) Limited; Independent Technical Review for inclusion in a HKEX Circular to support a Very Substantial Acquisition.

2009 Metallurgical Corporation Of China Ltd ("MCC"); Independent Technical Review for inclusion in a Prospectus to support a stock exchange listing on the Hong Kong Stock Exchange.

2009 Nubrands Group Holdings Limited, Guyi Coal Mine; Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by a listed Hong Kong Company.

2008 China Blue Chemical Limited, Wangji and Dayukou Phosphate Mines: Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by a listed Hong Kong Company.

2008 Kenfair International (Holdings) Limited, Shengping Coal Mine: Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by a listed Hong Kong Company.

2007 China Railway Group Limited, African Copper/Cobalt Assets: Capital raising for mining assets on the Hong Kong Stock Exchange. Preparation of CPR for planned IPO on the HKEX.

2007 Ko Yo Ecological Agrotech (Group) Limited Sichuan Phosphate: Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by a listed Hong Kong Company.

2007 Prosperity International Holdings (H.K.) Limited, Guilin Granite Project: Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by a listed Hong Kong Company.

2007 China Primary Resources – Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by China Primary Resources.

2008 Kenfair International (Holdings) Limited, Shengping Coal Mine: Independent Technical Review for inclusion in a Stock Exchange Circular to support a mining asset purchase by a listed Hong Kong Company.

2007 China Railway Group Limited, African Copper/Cobalt Assets: Capital raising for mining assets on the Hong Kong Stock Exchange. Preparation of CPR for planned IPO on the HKEX.

2007 Confidential Hong Kong Private Equity Partners – Independent Technical Review to support private equity capital raising to purchase lead/zinc mining assets in Tibet.

2007 Confidential Privately Owned Coke Producer – Capital raising for purchase of Coal Mines and downstream coal washing, coke production and chemical production facilities. Preparation of CPR for planned IPO on the HKEX.

2007 China Molybdenum Co. Ltd. – Capital raising for large scale Molybdenum mine on the Hong Kong Stock Exchange. Preparation of CPR for IPO on the HKEX.

31. APPENDIX B – GLOSSARY

The key terms used in this report include:

Company	means SouthGobi Resources Ltd "SGQ" or "the Client".
concentrate	a powdery product containing higher concentrations of minerals resulting from initial processing of mined ore to remove some waste materials; a concentrate is a semi-finished product, which would still be subject to further processing, such as smelting, to effect recovery of metal
contained metal	refers to the amount of pure metal equivalent estimated to be contained in the material based on the metal grade of the material.
element	Chemical symbols used in this report Au – Gold Ag – Silver As – Arsenic Cu – Copper Pb – Lead Zn – Zinc
exploration	activity to identify the location, volume and quality of a mineral occurrence
Exploration Target/Results	includes data and information generated by exploration programmes that may be of use to investors. The reporting of such information is common in the **early** stages of exploration and is usually based on limited surface chip sampling, geochemical and geophysical surveys. Discussion of target size and type must be expressed so that it cannot be misrepresented as an estimate of Mineral Resources or Ore Reserves.
exploration right	the licensed right to identify the location, volume and quality of a mineral occurrence
flotation	is a separation method for to the recovery of minerals using reagents to create a froth that collects target minerals
gangue	is a mining term for waste rock

grade	any physical or chemical measurement of the concentration of the material of interest in samples or product. The units of measurement should be stated when figures are reported
grind	means to crush, pulverize, or reduce to powder by friction, especially by rubbing between two hard surfaces
In situ	means rock or mineralisation in place in the ground
In Situ Quantities	Estimates of total in ground tonnes and grade which meet the requirements of the PRC Code or other international codes for reserves but do not meet either NI 43-101 or Joint Ore Reserves Committee's recommendations
Indicated Mineral Resource	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics, can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.
Inferred Mineral Resource	is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.
ITR	stands for Independent Technical Review
ITRR	stands for Independent Technical Review Report
km	stands for kilometre

kt	stands for thousand tonnes
lb	stands for pound, a unit of weight equal to 453.592 grams
m	stands for metres
Mineral Resource	is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
Measured Mineral Resource	is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, and physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.
metallurgy	Physical and/or chemical separation of constituents of interest from a larger mass of material. Methods employed to prepare a final marketable product from material as mined. Examples include screening, flotation, magnetic separation, leaching, washing, roasting etc.
mine production	is the total raw production from any particular mine
Mineable Quantities	Estimates of in ground tonnes and grades which are recoverable by mining

Mineral Reserve	is the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.
mineral right	for purposes of this report, mineral right includes exploration right, mining right, and leasehold exploration or mining right
mineralisation	any single mineral or combination of minerals occurring in a mass, or deposit, of economic interest. The term is intended to cover all forms in which mineralisation might occur, whether by class of deposit, mode of occurrence, genesis or composition
mining rights	means the rights to mine mineral resources and obtain mineral products in areas where mining activities are licensed
MMC	refers to Minarco-MineConsult
mRL	means metres above sea level
Mt	stands for million tonnes
Mtpa	means million tonnes per annum
NI 43-101	Means National Instrument 43-101
OC	Means open cut mining which is mining from a pit open to surface and usually carried out by stripping of overburden materials
ore	is the portion of a reserve from which a metal or valuable mineral can be extracted profitably under current or immediately foreseeable economic conditions

ore processing	is the process through which physical or chemical properties, such as density, surface reactivity, magnetism and colour, are utilized to separate and capture the useful components of ore, which are then concentrated or purified by means of flotation, magnetic selection, electric selection, physical selection, chemical selection, reselection, and combined methods
ore selection	the process used during mining to separate valuable ore from waste material or barren rock residue
ore t	stands for ore tonne
primary mineral deposits	are mineral deposits formed directly from magmas or hydrothermal processes
Probable Ore Reserve	A 'Probable Mineral Reserve' is the economically mineable part of an Indicated and, in some circumstances, a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.
project	means a deposit which is in the pre-operating phase of development and, subject to capital investment, feasibility investigations, statutory and management approvals and business considerations, may be commissioned as a mine
Proven Ore Reserve	A 'Proven Mineral Reserve' is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.
raw ore	is ore that has been mined and crushed in an in-pit crusher, but has not been processed further

recovery	The percentage of material of initial interest that is extracted during mining and/or processing. A measure of mining or processing efficiency
regolith	is a geological term for a cover of soil and rock fragments overlying bedrock
Qualified Person (QP)	A "Qualified Person" means an individual who is an engineer or geoscientist with at least five years of experience in mineral exploration, mine development or operation or mineral project assessment, or any combination of these; has experience relevant to the subject matter of the mineral project and the technical report; and is a member or licensee in good standing of a professional association.
Resources	A Mineral Resource is a concentration or occurrence of diamonds, natural solid inorganic material, or natural solid fossilized organic material including base and precious metals, coal, and industrial minerals in or on the Earth's crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a Mineral Resource are known, estimated or interpreted from specific geological evidence and knowledge.
RL	means Reduced Level, an elevation above sea level
RMB	stands for Chinese Renminbi Currency Unit
RMB/t	stands for Chinese Renminbi per material tonne
ROM	stands for run-of-mine, being material as mined before beneficiation
saprolite	is a geological term for weathered bedrock
secondary mineral deposits	are mineral deposits formed or modified as a result of weathering or erosion of primary mineral deposits
shaft	a vertical excavation from the surface to provide access to the underground mine workings

sq.km	Square Kilometre
t	stands for tonne
t/bcm	stands for tonnes per bank cubic metre (i.e. tonnes in situ) a unit of density
tonnage	An expression of the amount of material of interest irrespective of the units of measurement (which should be stated when figures are reported)
tonne	refers to metric tonne
tpa	stands for tonnes per annum
tpd	stands for tonnes per day
UG	means underground mining which is an opening in the earth accessed via shafts, declines or admits below the land surface to extract minerals
upgrade ratio	is a processing factor meaning ROM Grade% / Product Grade %
USD	stands for United States dollars
$	refers to United States dollar currency Unit

32. APPENDIX C - MINE PLAN RESULTS

S:\Consulting\ActiveJobs\ADV-MN-00047_SGS Tech Report Update\Excel\Economic Model - combined\[MN-00047 Economic Model ver12_values.xlsb]NPV

PRODUCTION SCHEDULE SUMMARY

Option 12 - 9Mtpa AT & SGS Product Coal

Sunset SGS Max Waste 50,000 kbcm
Sunrise SGS Max Wast 41,500 kbcm
Prod A ash 10.0

S:\Consulting\ActiveJobs\ADV-MN-00047_SGS Tech Report Update\Excel\Sunrise\01 Schedule\9Mtpa Feb 2012\[MN-00047_Sunrise_Option 5 Pits 11 - 13 Nested_coal_9Mt_v07.xlsb]Schedule Summary v2
S:\Consulting\ActiveJobs\ADV-MN-00047_SGS Tech Report Update\Excel\Sunset\01 Schedule\9Mt - Feb 2012 Resource\[MN-00047_Sunset_Option 5_Nested-31-34_9Mt_v04_coal.xlsb]Schedule Summary v2

DESCRIPTOR	PIT	GRADE	MATERIAL	UNITS	Y1 Jan 2012	Y2 Jan 2013	Y3 Jan 2014	Y4 Jan 2015	Y5 Jan 2016	Y6 Jan 2017	Y7 Jan 2018	Y8 Jan 2019	Y9 Jan 2020	Y10 Jan 2021	Y11 Jan 2022	Y12 Jan 2023	Y13 Jan 2024	Y14 Jan 2025	Y15 Jan 2026
				Period	5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3	8.2	7.2	7.3	5.9	5.4
Not Used	None	None	None	none	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Total Waste	All	Waste	Waste	kbcm	35,000	35,000	45,500	59,000	66,000	76,000	76,300	91,000	94,500	84,000	74,000	65,200	65,500	53,000	48,500
SGS Only Waste	Sunrise	Waste	Waste	kbcm	35,000	35,000	45,500	59,000	66,000	76,000	76,300	85,500	86,000	75,500	67,500	58,700	54,500	53,000	48,500
Contractor Waste	Sunrise	Waste	Waste	kbcm	0	0	0	0	0	0	0	5,500	8,500	8,500	6,500	6,500	11,000	0	0
Total ROM Coal	All	Coal	Coal	kt	6,500	8,000	8,000	9,000	9,300	9,300	9,300	9,100	9,100	9,000	9,000	9,000	9,000	9,000	9,000
Total ROM Strip Ratio	All	Coal	Coal	bcm/t	5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3	8.2	7.2	7.3	5.9	5.4
Total Breaker Product Feed to FGX	All	Coal	Coal	kt	4,337	5,915	5,668	8,699	8,935	8,959	8,181	8,105	8,822	7,311	8,095	7,305	7,554	7,364	7,400
Total Product A	All	Coal	Coal	kt	1,926	1,854	2,102	0	0	0	793	716	0	1,391	636	1,473	1,200	1,409	1,359
Total FGX Product	All	Coal	Coal	kt	4,119	5,618	5,301	8,145	8,283	8,387	7,668	7,665	8,393	6,927	7,675	6,874	7,203	6,993	7,035
Total Coal Wash Capacity	All	Coal	Coal	kt	1,500	3,000	5,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000
Total FGX Product to Wash Plant	All	Coal	Coal	kt	1,500	3,000	5,000	7,000	7,000	7,000	7,000	7,000	7,000	6,927	7,000	6,874	7,000	6,993	7,000
Total FGX Product to Product D	All	Coal	Coal	kt	2,619	2,618	301	1,145	1,283	1,387	668	665	1,393	0	675	0	203	0	35
Proportion of FGX Product to Wash Plant	All	Coal	Coal	%	0.36	0.53	0.94	0.86	0.85	0.83	0.91	0.91	0.83	1.00	0.91	1.00	0.97	1.00	0.99
Total Wash Plant Product	All	Coal	Coal	kt	1,139	2,429	4,147	6,324	6,426	6,374	6,001	5,955	6,308	6,064	6,198	6,254	6,233	6,374	6,241
Total Product A Ash	All	Coal	Coal	%	8.5	7.6	6.8	0.0	0.0	0.0	9.8	7.8	0.0	9.3	8.3	7.6	7.3	8.2	7.0
Total Product D Ash	All	Coal	Coal	%	15.3	12.9	13.8	13.5	14.4	13.7	13.7	13.1	11.8	0.0	12.1	0.0	11.6	0.0	12.0
Total Wash Plant Product Ash	All	Coal	Coal	%	8.5	7.0	7.3	5.4	4.8	5.2	6.8	7.0	5.4	6.3	5.9	5.1	5.7	5.1	5.5
Total Product Coal	All	Coal	Coal	kt	5,684	6,901	6,550	7,468	7,711	7,761	7,462	7,336	7,702	7,454	7,508	7,727	7,636	7,783	7,636
Total Product Coal Ash	All	Coal	Coal	%	11.8	9.4	7.4	6.7	6.4	6.7	7.7	7.6	6.6	6.9	6.7	5.6	6.1	5.6	5.8
Initial Wash Plant Capacity	All	Coal	Coal	kt	1,500	3,000	3,250	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Additional Wash Plant Capacity	All	Coal	Coal	kt	0	0	1,750	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Initial Wash Plant Throughput	All	Coal	Coal	kt	1,500	3,000	3,250	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Additional Wash Plant Throughput	All	Coal	Coal	kt	0	0	1,750	3,500	3,500	3,500	3,500	3,500	3,500	3,427	3,500	3,374	3,500	3,493	3,500
Rotary Breaker Unit Operating Cost	All	Coal	Coal	USD/feed t	1.50	1.50	1.13	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75
FGX Unit Operating Cost	All	Coal	Coal	USD/feed t	4.64	4.29	4.29	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42
Initial wash plant Unit Operating Cost	All	Coal	Coal	USD/feed t	4.44	4.36	4.28	4.20	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12
Initial wash plant Unit Profit	All	Coal	Coal	USD/feed t	5.39	5.31	5.23	5.15	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07
Additional wash plant Unit Operating Cost	All	Coal	Coal	USD/feed t	3.99	3.92	3.85	3.78	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71
Additional wash plant Unit Profit	All	Coal	Coal	USD/feed t	3.23	3.18	3.14	3.09	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04
Total Spare 7	All	Coal	Coal	none	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Spare 8	All	Coal	Coal	none	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Spare 9	All	Coal	Coal	none	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Spare 10	All	Waste	Waste	none	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Spare 11	All	Waste	Waste	none	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Spare 12	All	Waste	Waste	none	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Waste Expit (Horz)	All	Waste	Waste	km	2.0	2.4	2.1	2.2	4.3	4.1	4.6	5.4	4.7	4.9	5.6	5.7	5.2	5.2	5.2
Total Waste Expit (Vert)	All	Waste	Waste	m	80.7	105.1	106.7	97.4	99.0	120.0	102.5	117.4	185.9	176.0	167.0	172.6	190.0	218.8	214.9
Total Waste Inpit (Horz)	All	Waste	Waste	km	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Waste Inpit (Vert)	All	Waste	Waste	m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Waste (Horz)	All	Waste	Waste	km	2.0	2.4	2.1	2.2	4.3	4.1	4.6	5.4	4.7	4.9	5.6	5.7	5.2	5.2	5.2
Total Waste (Vert)	All	Waste	Waste	m	80.7	105.1	106.7	97.4	99.0	120.0	102.5	117.4	185.9	176.0	167.0	172.6	190.0	218.8	214.9
Total ROM Coal (Horz)	All	Coal	Coal	km	7.2	5.9	6.7	7.5	6.5	4.6	5.0	6.9	7.1	7.2	6.3	7.0	7.3	7.5	7.6
Total ROM Coal (Vert)	All	Coal	Coal	m	53.2	64.4	85.0	77.2	78.4	71.1	63.4	76.8	124.4	117.8	109.4	133.3	146.7	186.7	178.3

DESCRIPTOR	Y16 Jan 2027	Y17 Jan 2028	Y18 Jan 2029	Y19 Jan 2030	Y20 Jan 2031	Y21 Jan 2032	Y22 Jan 2033	Y23 Jan 2034	Y24 Jan 2035	Y25 Jan 2036	Y26 Jan 2037	Y27 Jan 2038	Y28 Jan 2039	Y29 Jan 2040	Y30 Jan 2041	Totals/ Avg.
Period	5.1	3.5	2.7	2.4	2.0											
Not Used	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	
Total Waste	45,500	31,200	24,200	21,500	16,029	0	0	0	0	0	0	0	0	0	0	1,106,929
SGS Only Waste	45,500	31,200	24,200	21,500	16,029	0	0	0	0	0	0	0	0	0	0	1,060,429
Contractor Waste	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	46,500
Total ROM Coal	9,000	9,000	9,000	9,000	8,052	0	0	0	0	0	0	0	0	0	0	175,652
Total ROM Strip Ratio	5.1	3.5	2.7	2.4	2.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.3
Total Breaker Product Feed to FGX	7,505	7,646	6,954	6,549	5,719	0	0	0	0	0	0	0	0	0	0	147,023
Total Product A	1,272	1,118	1,841	2,246	2,175	0	0	0	0	0	0	0	0	0	0	23,512
Total FGX Product	7,100	7,251	6,536	6,234	5,432	0	0	0	0	0	0	0	0	0	0	138,839
Total Coal Wash Capacity	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	7,000	198,500
Total FGX Product to Wash Plant	7,000	7,000	6,536	6,234	5,432	0	0	0	0	0	0	0	0	0	0	125,496
Total FGX Product to Product D	100	251	0	0	0	0	0	0	0	0	0	0	0	0	0	13,343
Proportion of FGX Product to Wash Plant	0.99	0.97	1.00	1.00	1.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.00	0.90
Total Wash Plant Product	6,319	6,237	5,902	5,695	5,005	0	0	0	0	0	0	0	0	0	0	111,026
Total Product A Ash	8.5	8.1	7.2	7.3	7.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.8
Total Product D Ash	12.1	12.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.5
Total Wash Plant Product Ash	5.3	5.7	5.3	5.0	4.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.7
Total Product Coal	7,692	7,606	7,743	7,941	7,179	0	0	0	0	0	0	0	0	0	0	148,481
Total Product Coal Ash	5.9	6.2	5.8	5.8	5.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.7
Initial Wash Plant Capacity	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Additional Wash Plant Capacity	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500	3,500
Initial Wash Plant Throughput	3,500	3,500	3,500	3,500	3,500	0	0	0	0	0	0	0	0	0	0	67,250
Additional Wash Plant Throughput	3,500	3,500	3,036	2,734	1,932	0	0	0	0	0	0	0	0	0	0	58,246
Rotary Breaker Unit Operating Cost	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.75	0.83
FGX Unit Operating Cost	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.42	2.63
Initial wash plant Unit Operating Cost	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.12	4.15
Initial wash plant Unit Profit	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.07	5.10
Additional wash plant Unit Operating Cost	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.71	3.72
Additional wash plant Unit Profit	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.04	3.05
Total Spare 7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Spare 8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Spare 9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Spare 10	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Spare 11	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Spare 12	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Total Waste Expit (Horz)	5.5	5.7	6.0	6.5	6.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.6
Total Waste Expit (Vert)	244.2	256.8	281.9	302.7	336.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	182.3
Total Waste Inpit (Horz)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Waste Inpit (Vert)	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Total Waste (Horz)	5.5	5.7	6.0	6.5	6.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.6
Total Waste (Vert)	244.2	256.8	281.9	302.7	336.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	182.3
Total ROM Coal (Horz)	7.8	7.7	7.8	8.1	8.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.0
Total ROM Coal (Vert)	198.3	213.3	236.0	258.3	289.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	138.8

minarco mineconsult

SouthGobi Resources

Client: ALUMINUM CORPORATION OF CHINA LIMITED
Project: OVOOT TOLGOI
Figure: SUMMARY OF ANNUAL MINE PLAN QUANTITIES

Job No. ADV-MN-00064
Date: May 2012
TABLE No. C1

S:\Consulting\ActiveJobs\ADV-MN-00047_SGS Tech Report Update\Excel\Economic Model - combined\[MN-00047 Economic Model ver12_values.xlsb]NPV

PRODUCTION SCHEDULE SUMMARY

Option 12 - 9Mtpa AT & SGS Product Coal

Sunset SGS Max Wash 50,000 kbcm
Sunrise SGS Max Wast 41,500 kbcm
Prod A ash 10.6

DESCRIPTOR	PIT	GRADE	MATERIAL	UNITS	Y1 Jan 2012	Y2 Jan 2013	Y3 Jan 2014	Y4 Jan 2015	Y5 Jan 2016	Y6 Jan 2017	Y7 Jan 2018	Y8 Jan 2019	Y9 Jan 2020	Y10 Jan 2021
Period					5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3
Sunset Wash Plant Feed Seam 10 - Mass	Sunset	Coal	Coal	kt	471	409	500	48	3	128	338	652	410	476
Sunset Wash Plant Feed Seam 9 - Mass	Sunset	Coal	Coal	kt	709	1,000	2,217	1,504	241	30	1,472	1,736	482	724
Sunset Wash Plant Feed Seam 8 - Mass	Sunset	Coal	Coal	kt	52	86	513	271	68	1	502	417	88	143
Sunset Wash Plant Feed Seam 5U - Mass	Sunset	Coal	Coal	kt	0	0	0	2,188	1,648	930	0	0	664	0
Sunset Wash Plant Feed Seam 5L - Mass	Sunset	Coal	Coal	kt	0	0	0	217	2,104	2,014	887	113	1,415	983
Sunset Wash Plant Feed Seam 10 - Ash	Sunset	Coal	Coal	%	17.5	16.0	16.9	16.8	17.3	18.2	17.3	17.2	17.1	16.7
Sunset Wash Plant Feed Seam 9 - Ash	Sunset	Coal	Coal	%	14.9	14.8	15.0	17.8	15.7	16.6	16.3	15.8	15.5	15.3
Sunset Wash Plant Feed Seam 8 - Ash	Sunset	Coal	Coal	%	16.4	17.6	16.8	18.0	19.9	18.3	15.0	14.7	15.3	15.4
Sunset Wash Plant Feed Seam 5U - Ash	Sunset	Coal	Coal	%	0.0	0.0	0.0	11.9	18.9	18.6	0.0	0.0	10.0	0.0
Sunset Wash Plant Feed Seam 5L - Ash	Sunset	Coal	Coal	%	0.0	0.0	0.0	16.0	14.2	14.2	15.3	9.3	10.6	11.5
Sunset ROM Coal Seam 10 - Wash Plant Yield	Sunset	Coal	Coal	%	66.0%	66.0%	68.0%	70.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%
Sunset ROM Coal Seam 9 - Wash Plant Yield	Sunset	Coal	Coal	%	78.0%	78.0%	80.5%	83.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Sunset ROM Coal Seam 8 - Wash Plant Yield	Sunset	Coal	Coal	%	81.0%	81.0%	84.5%	88.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%
Sunset ROM Coal Seam 5U - Wash Plant Yield	Sunset	Coal	Coal	%	87.0%	87.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunset ROM Coal Seam 5L - Wash Plant Yield	Sunset	Coal	Coal	%	87.0%	87.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunset ROM Coal Seam 10 - Wash Plant Ash	Sunset	Coal	Coal	%	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0
Sunset ROM Coal Seam 9 - Wash Plant Ash	Sunset	Coal	Coal	%	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5
Sunset ROM Coal Seam 8 - Wash Plant Ash	Sunset	Coal	Coal	%	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2
Sunset ROM Coal Seam 5U - Wash Plant Ash	Sunset	Coal	Coal	%	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunset ROM Coal Seam 5L - Wash Plant Ash	Sunset	Coal	Coal	%	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunset Wash Plant Product Seam 10 - Mass	Sunset	Coal	Coal	kt	311	270	340	34	2	87	230	443	278	324
Sunset Wash Plant Product Seam 9 - Mass	Sunset	Coal	Coal	kt	553	780	1,784	1,248	193	24	1,178	1,389	385	579
Sunset Wash Plant Product Seam 8 - Mass	Sunset	Coal	Coal	kt	42	70	433	239	56	1	417	346	73	119
Sunset Wash Plant Product Seam 5U - Mass	Sunset	Coal	Coal	kt	0	0	0	2,035	1,533	864	0	0	618	0
Sunset Wash Plant Product Seam 5L - Mass	Sunset	Coal	Coal	kt	0	0	0	202	1,956	1,873	825	105	1,316	914
Sunset Waste <1m	Sunset	Waste	Waste	kbcm	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Waste 1 - 3m	Sunset	Waste	Waste	kbcm	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Waste 3 - 15m	Sunset	Waste	Waste	kbcm	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Waste 15m>	Sunset	Waste	Waste	kbcm	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM <1m	Sunset	Coal	Coal	kt ROM	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM 1 - 3m	Sunset	Coal	Coal	kt ROM	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM 3 - 6m	Sunset	Coal	Coal	kt ROM	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM 6m>	Sunset	Coal	Coal	kt ROM	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset FEL Coal And Parting	Sunset	Coal	Coal	kt	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Expit Waste	Sunset	Waste	Waste	kbcm	25,000	24,300	24,300	24,300	27,800	38,000	38,100	44,000	44,500	34,000
Sunset Inpit Waste	Sunset	Waste	Waste	kbcm	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Expit Waste Distance - horiz	Sunset	Waste	Waste	km	2.1	2.3	2.8	2.1	4.5	3.3	4.1	7.1	5.0	4.0
Sunset Expit Waste Distance - vert	Sunset	Waste	Waste	m	85.0	125.0	125.0	115.0	125.0	155.0	120.0	120.0	170.0	170.0
Sunset Inpit Waste Distance - horiz	Sunset	Waste	Waste	km	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Inpit Waste Distance - vert	Sunset	Waste	Waste	m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM Coal Distance - horiz	Sunset	Waste	Waste	km	7.7	7.5	7.4	8.7	8.2	7.1	7.3	10.2	10.5	10.5
Sunset ROM Coal Distance - vert	Sunset	Waste	Waste	m	55.0	85.0	95.0	85.0	105.0	115.0	90.0	90.0	130.0	140.0

DESCRIPTOR	Y11 Jan 2022	Y12 Jan 2023	Y13 Jan 2024	Y14 Jan 2025	Y15 Jan 2026	Y16 Jan 2027	Y17 Jan 2028	Y18 Jan 2029	Y19 Jan 2030	Y20 Jan 2031
Period	8.2	7.2	7.3	5.9	5.4	5.1	3.5	2.7	2.4	2.0
Sunset Wash Plant Feed Seam 10 - Mass	472	49	277	44	127	225	412	48	85	0
Sunset Wash Plant Feed Seam 9 - Mass	705	336	669	217	1,146	529	816	430	265	170
Sunset Wash Plant Feed Seam 8 - Mass	148	272	0	122	62	173	171	450	3	88
Sunset Wash Plant Feed Seam 5U - Mass	0	0	0	0	0	0	0	0	0	0
Sunset Wash Plant Feed Seam 5L - Mass	1,022	643	641	1,034	122	584	197	23	300	0
Sunset Wash Plant Feed Seam 10 - Ash	16.5	13.6	17.1	17.3	17.2	16.7	16.6	15.9	15.6	0.0
Sunset Wash Plant Feed Seam 9 - Ash	14.9	15.7	15.7	15.1	15.0	15.1	15.6	14.9	15.2	16.4
Sunset Wash Plant Feed Seam 8 - Ash	17.3	17.3	0.0	16.3	17.0	16.5	16.9	16.1	14.9	15.1
Sunset Wash Plant Feed Seam 5U - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Wash Plant Feed Seam 5L - Ash	10.8	12.9	9.6	10.2	12.1	9.4	12.2	10.1	12.3	0.0
Sunset ROM Coal Seam 10 - Wash Plant Yield	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%
Sunset ROM Coal Seam 9 - Wash Plant Yield	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%
Sunset ROM Coal Seam 8 - Wash Plant Yield	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%
Sunset ROM Coal Seam 5U - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunset ROM Coal Seam 5L - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunset ROM Coal Seam 10 - Wash Plant Ash	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0
Sunset ROM Coal Seam 9 - Wash Plant Ash	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5
Sunset ROM Coal Seam 8 - Wash Plant Ash	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2
Sunset ROM Coal Seam 5U - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunset ROM Coal Seam 5L - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunset Wash Plant Product Seam 10 - Mass	321	33	188	30	66	153	280	32	58	0
Sunset Wash Plant Product Seam 9 - Mass	564	268	535	174	916	423	653	344	212	136
Sunset Wash Plant Product Seam 8 - Mass	123	226	0	101	51	143	142	373	3	73
Sunset Wash Plant Product Seam 5U - Mass	0	0	0	0	0	0	0	0	0	0
Sunset Wash Plant Product Seam 5L - Mass	950	598	596	961	113	543	183	22	279	0
Sunset Waste <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Waste 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Waste 3 - 15m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Waste 15m>	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM 3 - 6m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM 6m>	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset FEL Coal And Parting	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Expit Waste	26,000	17,200	13,000	15,500	12,000	14,000	8,200	8,200	5,500	4,559
Sunset Inpit Waste	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Expit Waste Distance - horiz	5.7	6.0	6.2	6.2	6.3	6.7	6.4	6.7	6.9	7.1
Sunset Expit Waste Distance - vert	180.0	180.0	210.0	240.0	245.0	265.0	290.0	305.0	325.0	340.0
Sunset Inpit Waste Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Inpit Waste Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM Coal Distance - horiz	9.2	9.4	9.6	9.4	9.5	9.7	9.5	9.7	9.9	10.1
Sunset ROM Coal Distance - vert	140.0	160.0	170.0	200.0	205.0	225.0	250.0	265.0	285.0	300.0

DESCRIPTOR	Y21 Jan 2032	Y22 Jan 2033	Y23 Jan 2034	Y24 Jan 2035	Y25 Jan 2036	Y26 Jan 2037	Y27 Jan 2038	Y28 Jan 2039	Y29 Jan 2040	Y30 Jan 2041	Totals/ Avg.
Sunset Wash Plant Feed Seam 10 - Mass	0	0	0	0	0	0	0	0	0	0	5,173
Sunset Wash Plant Feed Seam 9 - Mass	0	0	0	0	0	0	0	0	0	0	15,398
Sunset Wash Plant Feed Seam 8 - Mass	0	0	0	0	0	0	0	0	0	0	3,629
Sunset Wash Plant Feed Seam 5U - Mass	0	0	0	0	0	0	0	0	0	0	5,430
Sunset Wash Plant Feed Seam 5L - Mass	0	0	0	0	0	0	0	0	0	0	12,298
Sunset Wash Plant Feed Seam 10 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.9
Sunset Wash Plant Feed Seam 9 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.6
Sunset Wash Plant Feed Seam 8 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.3
Sunset Wash Plant Feed Seam 5U - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.9
Sunset Wash Plant Feed Seam 5L - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.4
Sunset ROM Coal Seam 10 - Wash Plant Yield	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68.0%	68%
Sunset ROM Coal Seam 9 - Wash Plant Yield	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80.0%	80%
Sunset ROM Coal Seam 8 - Wash Plant Yield	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	84%
Sunset ROM Coal Seam 5U - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93%
Sunset ROM Coal Seam 5L - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93%
Sunset ROM Coal Seam 10 - Wash Plant Ash	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0	17.0
Sunset ROM Coal Seam 9 - Wash Plant Ash	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5	7.5
Sunset ROM Coal Seam 8 - Wash Plant Ash	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2
Sunset ROM Coal Seam 5U - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunset ROM Coal Seam 5L - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunset Wash Plant Product Seam 10 - Mass	0	0	0	0	0	0	0	0	0	0	3,501
Sunset Wash Plant Product Seam 9 - Mass	0	0	0	0	0	0	0	0	0	0	12,340
Sunset Wash Plant Product Seam 8 - Mass	0	0	0	0	0	0	0	0	0	0	3,030
Sunset Wash Plant Product Seam 5U - Mass	0	0	0	0	0	0	0	0	0	0	5,050
Sunset Wash Plant Product Seam 5L - Mass	0	0	0	0	0	0	0	0	0	0	11,437
Sunset Waste <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset Waste 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset Waste 3 - 15m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset Waste 15m>	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset ROM <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset ROM 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset ROM 3 - 6m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset ROM 6m>	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset FEL Coal And Parting	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset Expit Waste	0	0	0	0	0	0	0	0	0	0	448,459
Sunset Inpit Waste	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunset Expit Waste Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.6
Sunset Expit Waste Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	182.0
Sunset Inpit Waste Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset Inpit Waste Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunset ROM Coal Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	8.9
Sunset ROM Coal Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	142.5

minarco mineconsult

Client : ALUMINUM CORPORATION OF CHINA LIMITED | Job No. ADV-MN-00064
Project : OVOOT TOLGOI | Date : May 2012
Figure : SUMMARY OF ANNUAL MINE PLAN QUANTITIES - SUNSET PIT | TABLE No. C2

S:\Consulting\ActiveJobs\ADV-MN-00047_SGS Tech Report Update\Excel\Economic Model - combined\[MN-00047 Economic Model ver12_values.xlsb]NPV

PRODUCTION SCHEDULE SUMMARY

Option 12 - 9Mtpa AT & SGS Product Coal

Sunset SGS Max Waste 50,000 kbcm
Sunrise SGS Max Wast 41,500 kbcm
Prod A ash 10.0

DESCRIPTOR	PIT	GRADE	MATERIAL	UNITS	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29	Y30	Totals/ Avg.
				Period	5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3	8.2	7.2	7.3	5.9	5.4	5.1	3.5	2.7	2.4	2.0											
				Date	Jan 2012	Jan 2013	Jan 2014	Jan 2015	Jan 2016	Jan 2017	Jan 2018	Jan 2019	Jan 2020	Jan 2021	Jan 2022	Jan 2023	Jan 2024	Jan 2025	Jan 2026	Jan 2027	Jan 2028	Jan 2029	Jan 2030	Jan 2031	Jan 2032	Jan 2033	Jan 2034	Jan 2035	Jan 2036	Jan 2037	Jan 2038	Jan 2039	Jan 2040	Jan 2041	
Sunset Waste	Sunset	Waste	Waste	kbcm	25,000	24,300	24,300	24,300	27,800	38,000	38,100	44,000	44,500	34,000	26,000	17,200	13,000	15,500	12,000	14,000	8,200	8,200	5,500	4,559	0	0	0	0	0	0	0	0	0	0	448,459
Sunset SGS Only Waste	Sunset	Waste	Waste	kbcm	25,000	24,300	24,300	24,300	27,800	38,000	38,100	44,000	44,500	34,000	26,000	17,200	13,000	15,500	12,000	14,000	8,200	8,200	5,500	4,559	0	0	0	0	0	0	0	0	0	0	448,459
Sunset Contractor Waste	Sunset	Waste	Waste	kbcm	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sunset ROM Coal	Sunset	Coal	Coal	kt	5,700	5,000	6,000	5,500	5,500	4,200	4,800	4,300	4,000	4,000	3,500	3,000	3,000	3,000	3,000	3,000	3,000	3,000	3,000	2,510	0	0	0	0	0	0	0	0	0	0	79,010
Sunset Breaker Product Feed to FGX	Sunset	Coal	Coal	kt	3,561	2,966	3,703	5,300	5,270	4,027	3,791	3,409	3,849	2,400	2,731	1,440	1,705	1,506	1,548	1,635	1,773	1,083	687	280	0	0	0	0	0	0	0	0	0	0	52,723
Sunset Product A	Sunset	Coal	Coal	kt	1,926	1,854	2,102	0	0	0	793	716	0	1,391	636	1,473	1,200	1,409	1,359	1,272	1,118	1,841	2,246	2,175	0	0	0	0	0	0	0	0	0	0	23,512
Sunset FGX Product	Sunset	Coal	Coal	kt	3,384	2,801	3,424	4,919	4,807	3,718	3,504	3,194	3,667	2,326	2,574	1,300	1,632	1,417	1,463	1,532	1,655	951	653	258	0	0	0	0	0	0	0	0	0	0	49,179
Sunset Wash Plant Product	Sunset	Coal	Coal	kt	2,489	2,098	2,712	4,371	4,425	3,415	2,902	2,500	3,202	1,936	2,147	1,126	1,357	1,267	1,173	1,280	1,304	772	551	209	0	0	0	0	0	0	0	0	0	0	41,234
Sunset Product A Ash	Sunset	Coal	Coal	%	8.5	7.6	6.8	0.0	0.0	0.0	9.8	7.8	0.0	9.3	8.3	7.6	7.3	8.2	7.0	8.5	8.1	7.2	7.3	7.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.8
Sunset FGX Product Ash	Sunset	Coal	Coal	%	16.0	15.3	15.6	14.6	16.3	15.7	15.9	15.7	12.3	14.0	13.6	14.6	13.5	11.7	15.1	13.3	15.6	15.4	13.9	16.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.9
Sunset Wash Plant Product Ash	Sunset	Coal	Coal	%	10.8	9.8	8.9	5.8	4.7	4.9	7.5	9.3	6.3	7.7	7.6	6.3	7.5	5.5	7.9	7.4	9.3	8.2	7.0	7.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.2
Sunset ROM Coal Seam 10	Sunset	Coal	Coal	kt	1,418	638	583	62	4	170	413	798	549	528	576	54	321	50	144	250	469	53	94	0	0	0	0	0	0	0	0	0	0	0	7,373
Sunset ROM Coal Seam 9	Sunset	Coal	Coal	kt	2,130	2,040	2,566	1,945	309	41	1,798	2,077	638	799	848	374	752	242	1,256	586	929	472	286	192	0	0	0	0	0	0	0	0	0	0	20,279
Sunset ROM Coal Seam 8	Sunset	Coal	Coal	kt	193	233	726	461	133	3	684	563	134	186	220	370	0	160	83	231	236	580	4	98	0	0	0	0	0	0	0	0	0	0	5,298
Sunset ROM Coal Seam 5U	Sunset	Coal	Coal	kt	1,959	1,888	2,126	2,746	2,256	1,287	811	732	857	1,422	649	1,497	1,221	1,438	1,383	1,302	1,142	1,870	2,284	2,219	0	0	0	0	0	0	0	0	0	0	31,089
Sunset ROM Coal Seam 5L	Sunset	Coal	Coal	kt	0	0	0	286	2,798	2,699	1,004	131	1,822	1,066	1,207	706	706	1,110	134	631	224	25	332	0	0	0	0	0	0	0	0	0	0	0	14,972
Sunset ROM Coal Seam 10 - Ash	Sunset	Coal	Coal	%	22.4	21.3	21.5	23.9	24.6	23.6	23.1	23.1	23.0	22.2	22.1	18.8	23.2	23.2	23.5	21.9	21.7	21.7	21.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	22.3
Sunset ROM Coal Seam 9 - Ash	Sunset	Coal	Coal	%	19.1	18.9	19.1	22.9	18.9	20.9	21.1	20.0	20.1	19.9	19.2	20.6	19.8	20.0	19.1	19.2	20.0	19.3	18.9	20.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.9
Sunset ROM Coal Seam 8 - Ash	Sunset	Coal	Coal	%	22.1	23.9	21.5	25.0	25.1	28.1	19.0	18.6	20.0	20.7	21.8	21.8	0.0	21.0	21.3	21.1	21.1	20.2	18.6	19.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	21.1
Sunset ROM Coal Seam 5U - Ash	Sunset	Coal	Coal	%	9.1	8.3	7.6	20.3	24.1	21.6	8.9	9.0	13.1	10.5	9.4	8.5	8.3	9.3	8.0	9.7	9.3	8.1	8.3	8.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.5
Sunset ROM Coal Seam 5L - Ash	Sunset	Coal	Coal	%	0.0	0.0	0.0	18.6	18.1	18.7	19.4	11.7	13.5	14.7	13.9	16.4	12.5	13.1	15.5	12.1	15.8	12.9	16.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.0
Sunset ROM Coal Seam 10 - IM	Sunset	Coal	Coal	%	2.4	1.9	1.4	3.1	1.7	1.6	1.9	1.6	1.9	1.7	1.6	2.0	1.6	1.3	1.8	1.3	1.4	1.5	1.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.8
Sunset ROM Coal Seam 9 - IM	Sunset	Coal	Coal	%	2.3	1.7	1.8	2.9	2.1	1.8	2.4	2.0	1.8	1.7	1.5	1.7	1.4	1.7	1.4	1.7	1.4	1.4	1.7	1.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.9
Sunset ROM Coal Seam 8 - IM	Sunset	Coal	Coal	%	2.2	1.6	1.5	2.5	1.9	1.4	1.6	1.6	1.6	1.6	1.7	1.5	0.0	1.3	1.1	1.3	1.3	1.3	1.9	1.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.6
Sunset ROM Coal Seam 5U - IM	Sunset	Coal	Coal	%	1.0	1.1	1.3	2.2	2.0	2.0	1.0	1.1	1.4	1.6	1.3	1.4	1.1	1.4	1.1	1.5	1.2	1.3	1.3	1.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.4
Sunset ROM Coal Seam 5L - IM	Sunset	Coal	Coal	%	0.0	0.0	0.0	1.9	1.6	1.6	1.5	1.8	1.5	1.4	1.4	1.4	1.3	1.3	1.4	1.3	1.4	1.6	1.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.5
Sunset ROM Coal Seam 10 - SE	Sunset	Coal	Coal	%	5,449	5,523	5,567	5,338	5,200	5,324	5,418	5,419	5,403	5,471	5,483	5,774	5,379	5,377	5,324	5,530	5,543	5,408	5,595	0	0	0	0	0	0	0	0	0	0	0	5,466
Sunset ROM Coal Seam 9 - SE	Sunset	Coal	Coal	%	5,741	5,613	5,783	5,392	5,818	5,641	5,604	5,722	5,723	5,728	5,811	5,714	5,746	5,777	5,816	5,812	5,752	5,826	5,797	5,690	0	0	0	0	0	0	0	0	0	0	5,718
Sunset ROM Coal Seam 8 - SE	Sunset	Coal	Coal	%	5,524	5,395	5,618	5,217	5,280	5,063	5,679	5,937	5,798	5,680	5,569	5,563	0	5,678	5,679	5,710	5,667	5,769	5,687	5,873	0	0	0	0	0	0	0	0	0	0	5,661
Sunset ROM Coal Seam 5U - SE	Sunset	Coal	Coal	%	6,669	6,789	6,855	5,673	5,364	5,575	6,749	6,731	6,369	6,586	6,702	6,770	6,821	6,709	6,667	6,691	6,759	6,862	6,855	6,848	0	0	0	0	0	0	0	0	0	0	6,518
Sunset ROM Coal Seam 5L - SE	Sunset	Coal	Coal	%	0	0	0	5,650	5,925	5,891	5,827	6,483	6,361	6,259	6,339	6,098	6,480	6,423	6,174	6,531	6,137	6,395	6,122	0	0	0	0	0	0	0	0	0	0	0	6,133
Sunset ROM Coal Seam 10 - TM	Sunset	Coal	Coal	%	5.4	4.5	5.6	7.0	3.8	4.8	6.2	6.0	5.2	5.2	5.4	4.7	5.3	4.5	4.6	5.6	5.8	5.5	5.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.4
Sunset ROM Coal Seam 9 - TM	Sunset	Coal	Coal	%	5.3	4.5	4.6	5.8	5.0	5.5	6.2	5.4	5.2	4.8	4.5	5.1	4.1	5.4	4.3	4.8	4.5	4.6	5.4	5.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.0
Sunset ROM Coal Seam 8 - TM	Sunset	Coal	Coal	%	5.5	5.1	4.5	5.0	4.9	5.7	5.7	5.9	6.0	4.9	4.7	4.5	0.0	4.4	4.6	5.0	5.1	5.4	6.0	5.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.1
Sunset ROM Coal Seam 5U - TM	Sunset	Coal	Coal	%	3.8	4.1	4.8	3.9	3.4	3.7	3.9	3.8	3.6	3.9	4.4	4.5	5.1	4.2	5.0	4.4	4.7	4.9	5.1	4.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.3
Sunset ROM Coal Seam 5L - TM	Sunset	Coal	Coal	%	0.0	0.0	0.0	4.0	3.5	3.5	2.8	3.5	3.3	3.2	3.1	3.1	3.1	3.1	2.9	3.1	3.0	3.3	2.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	3.3
Sunset ROM Coal Seam 10 - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunset ROM Coal Seam 9 - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunset ROM Coal Seam 8 - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunset ROM Coal Seam 5U - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunset ROM Coal Seam 5L - TS	Sunset	Coal	Coal	%	0.0	0.0	0.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunset ROM Coal Seam 10 - Rot Breaker Yield	Sunset	Coal	Coal	%	94.7%	94.5%	94.2%	94.2%	89.5%	93.8%	92.8%	92.7%	92.6%	93.3%	93.0%	93.2%	92.1%	92.8%	91.5%	94.3%	94.3%	92.4%	93.2%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	94%
Sunset ROM Coal Seam 9 - Rot Breaker Yield	Sunset	Coal	Coal	%	95.8%	96.1%	96.0%	95.5%	96.8%	94.0%	94.5%	96.2%	95.1%	95.1%	95.6%	94.4%	96.2%	94.3%	96.1%	96.0%	95.6%	95.4%	97.0%	96.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96%
Sunset ROM Coal Seam 8 - Rot Breaker Yield	Sunset	Coal	Coal	%	92.5%	91.3%	95.3%	92.3%	91.9%	89.0%	96.3%	96.4%	94.9%	93.4%	95.8%	95.6%	0.0%	95.1%	96.3%	95.4%	96.3%	96.4%	97.2%	96.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	95%
Sunset ROM Coal Seam 5U - Rot Breaker Yield	Sunset	Coal	Coal	%	98.3%	98.2%	98.9%	97.8%	96.5%	96.3%	97.8%	97.9%	97.0%	97.8%	97.9%	98.4%	98.3%	98.0%	98.3%	97.8%	97.9%	98.4%	98.3%	98.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98%
Sunset ROM Coal Seam 5L - Rot Breaker Yield	Sunset	Coal	Coal	%	0.0%	0.0%	0.0%	95.9%	95.3%	95.8%	96.0%	98.1%	97.5%	97.0%	97.2%	96.8%	97.2%	97.3%	96.5%	97.8%	96.2%	97.6%	95.8%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96%
Sunset ROM Coal Seam 10 - Rot Breaker Ash	Sunset	Coal	Coal	%	20.0	18.3	19.3	19.3	19.9	20.8	19.9	19.7	19.7	19.1	18.9	15.6	19.6	19.9	19.7	19.2	19.1	18.3	17.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.4
Sunset ROM Coal Seam 9 - Rot Breaker Ash	Sunset	Coal	Coal	%	17.1	17.0	17.2	20.4	18.0	19.0	18.7	18.1	17.8	17.5	17.0	18.0	18.0	17.3	17.2	17.3	17.9	17.0	17.4	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.8
Sunset ROM Coal Seam 8 - Rot Breaker Ash	Sunset	Coal	Coal	%	18.7	20.2	19.2	20.7	22.8	21.0	17.1	16.8	17.6	17.7	19.8	19.8	0.0	18.7	19.5	18.9	19.4	18.5	17.1	17.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.8
Sunset ROM Coal Seam 5U - Rot Breaker Ash	Sunset	Coal	Coal	%	8.5	7.6	6.8	13.6	21.6	21.3	9.8	7.8	11.5	9.3	8.3	7.6	7.3	8.2	7.0	8.5	8.1	7.2	7.3	7.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.9
Sunset ROM Coal Seam 5L - Rot Breaker Ash	Sunset	Coal	Coal	%	0.0	0.0	0.0	18.3	16.3	16.3	17.5	10.7	12.1	13.1	12.4	14.8	11.0	11.7	13.9	10.8	13.9	11.5	14.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.3
Sunset FGX Plant Feed Seam 10 - Mass	Sunset	Coal	Coal	kt	1,342	792	549	58	3	159	384	740	509	493	536	50	295	46	132	236	442	49	88	0	0	0	0	0	0	0	0	0	0	0	6,903
Sunset FGX Plant Feed Seam 9 - Mass	Sunset	Coal	Coal	kt	2,040	1,961	2,482	1,856	299	38	1,699	1,998	606	759	810	353	723	228	1,207	563	889	451	277	186	0	0	0	0	0	0	0	0	0	0	19,406
Sunset FGX Plant Feed Seam 8 - Mass	Sunset	Coal	Coal	kt	178	213	692	426	123	2	658	542	127	173	211	364	0	153	80	220	227	569	4	95	0	0	0	0	0	0	0	0	0	0	5,037
Sunset FGX Plant Feed Seam 5U - Mass	Sunset	Coal	Coal	kt	1,926	1,854	2,102	2,665	2,178	1,240	793	716	831	1,391	636	1,473	1,200	1,409	1,359	1,272	1,118	1,841	2,246	2,175	0	0	0	0	0	0	0	0	0	0	30,446
Sunset FGX Plant Feed Seam 5L - Mass	Sunset	Coal	Coal	kt	0	0	0	275	2,668	2,587	1,050	128	1,775	1,034	1,174	683	686	1,080	129	616	216	24	318	0	0	0	0	0	0	0	0	0	0	0	14,443
Sunset FGX Plant Feed Seam 10 - Ash	Sunset	Coal	Coal	%	20.0	18.3	19.3	19.3	19.9	20.8	19.9	19.7	19.7	19.1	18.9	15.6	19.6	19.9	19.7	19.2	19.1	18.3	17.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	19.4
Sunset FGX Plant Feed Seam 9 - Ash	Sunset	Coal	Coal	%	17.1	17.0	17.2	20.4	18.0	19.0	18.7	18.1	17.8	17.5	17.0	18.0	18.0	17.3	17.2	17.3	17.9	17.0	17.4	18.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	17.8
Sunset FGX Plant Feed Seam 8 - Ash	Sunset	Coal	Coal	%	18.7	20.2	19.2	20.7	22.8	21.0	17.1	16.8	17.6	17.7	19.8	19.8	0.0	18.7	19.5	18.9	19.4	18.5	17.1	17.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	18.8
Sunset FGX Plant Feed Seam 5U - Ash	Sunset	Coal	Coal	%	8.5	7.6	6.8	13.6	21.6	21.3	9.8	7.8	11.5	9.3	8.3	7.6	7.3	8.2	7.0	8.5	8.1	7.2	7.3	7.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	9.9
Sunset FGX Plant Feed Seam 5L - Ash	Sunset	Coal	Coal	%	0.0	0.0	0.0	18.3	16.3	16.3	17.5	10.7	12.1	13.1	12.4	14.8	11.0	11.7	13.9	10.8	13.9	11.5	14.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.3
Sunset ROM Coal Seam 5U - Prod A	Sunset	Coal	Coal	kt	1,926	1,854	2,102	0	0	0	793	716	0	1,391	636	1,473	1,200	1,409	1,359	1,272	1,118	1,841	2,246	2,175	0	0	0	0	0	0	0	0	0	0	23,512
Sunset ROM Coal Seam 5L - Prod A	Sunset	Coal	Coal	kt	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sunset ROM Coal Seam 10 - FGX Yield	Sunset	Coal	Coal	%	96.4%	96.8%	96.6%	96.6%	96.4%	96.2%	96.4%	96.5%	96.5%	96.6%	96.7%	97.4%	96.5%	96.4%	96.5%	96.6%	96.6%	96.8%	96.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	75%
Sunset ROM Coal Seam 9 - FGX Yield	Sunset	Coal	Coal	%	95.5%	95.5%	95.4%	94.3%	95.2%	94.8%	94.9%	95.1%	95.2%	95.3%	95.5%	95.1%	95.2%	95.4%	95.4%	95.4%	95.2%	95.5%	95.4%	91.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	79%
Sunset ROM Coal Seam 8 - FGX Yield	Sunset	Coal	Coal	%	79.9%	75.7%	78.6%	74.1%	65.2%	72.9%	83.5%	84.2%	82.6%	82.4%	77.0%	76.6%	0.0%	79.9%	77.7%	79.5%	78.2%	80.4%	83.7%	92.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	72%
Sunset ROM Coal Seam 5U - FGX Yield	Sunset	Coal	Coal	%	97.2%	97.5%	97.8%	94.8%	89.6%	89.8%	96.6%	97.4%	95.8%	96.8%	97.2%	97.5%	97.6%	97.3%	97.7%	97.1%	97.3%	97.6%	97.6%	97.6%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	18%
Sunset ROM Coal Seam 5L - FGX Yield	Sunset	Coal	Coal	%	0.0%	0.0%	0.0%	92.0%	93.3%	93.3%	92.6%	96.2%	95.5%	95.0%	95.4%	94.2%	96.1%	95.7%	94.7%	96.1%	94.6%	95.8%	94.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	85%
Sunset ROM Coal Seam 10 - FGX Ash	Sunset	Coal	Coal	%	17.5	16.0	16.9	16.8	17.3	18.2	17.3	17.2	17.1	16.7	16.5	13.6	17.1	17.3	17.2	16.7	16.6	15.9	15.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.9
Sunset ROM Coal Seam 9 - FGX Ash	Sunset	Coal	Coal	%	14.9	14.8	15.0	17.8	15.7	16.6	16.3	15.8	15.5	15.3	14.9	15.7	15.7	15.1	15.0	15.1	15.6	14.9	15.2	16.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.6
Sunset ROM Coal Seam 8 - FGX Ash	Sunset	Coal	Coal	%	16.4	17.6	16.8	18.0	19.9	18.3	15.0	14.7	15.3	15.4	17.3	17.3	0.0	16.3	17.0	16.5	16.9	16.1	14.9	15.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	16.3
Sunset ROM Coal Seam 5U - FGX Ash	Sunset	Coal	Coal	%	7.4	6.6	5.9	11.9	18.9	18.6	8.6	6.8	10.0	8.2	7.2	6.6	6.4	7.1	6.1	7.4	7.0	6.3	6.4	6.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.9
Sunset ROM Coal Seam 5L - FGX Ash	Sunset	Coal	Coal	%	0.0	0.0	0.0	16.0	14.2	14.2	15.3	9.3	10.6	11.5	10.8	12.9	9.6	10.2	12.1	9.4	12.2	10.1	12.3	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.4

minarco mineconsult

SouthGobi Resources

Client : ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project : OVOOT TOLGOI	Date : May 2012
Figure : SUMMARY OF ANNUAL MINE PLAN QUANTITIES - SUNSET PIT	TABLE No. C2

S:\Consulting\Active\Jobs\ADV-MN-00047_SGS Tech Report Update\Excel\Economic Model - combined\MN-00047 Economic Model ver12_values.xlsx]NPV

PRODUCTION SCHEDULE SUMMARY

Option 12 - 9Mtpa AT & SGS Product Coal

Sunset SGS Max Wash 50,000 kbcm
Sunrise SGS Max Wast 41,500 kbcm
Prod A ash 10.0

DESCRIPTOR	PIT	GRADE	MATERIAL	UNITS		5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3
					Period	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10
					Date	Jan 2012	Jan 2013	Jan 2014	Jan 2015	Jan 2016	Jan 2017	Jan 2018	Jan 2019	Jan 2020	Jan 2021
Sunrise Wash Plant Feed Seam 7U/8U/8L - Mass	Sunrise	Coal	Coal	kt		0	0	82	228	430	1,000	1,833	1,251	278	1,510
Sunrise Wash Plant Feed Seam 5U2 - Mass	Sunrise	Coal	Coal	kt		125	358	613	1,256	1,652	2,062	78	136	402	963
Sunrise Wash Plant Feed Seam 5U1 - Mass	Sunrise	Coal	Coal	kt		118	148	231	306	421	348	50	30	178	426
Sunrise Wash Plant Feed Seam 5L2 - Mass	Sunrise	Coal	Coal	kt		25	969	707	792	372	482	1,677	1,671	1,477	1,145
Sunrise Wash Plant Feed Seam 5L1 - Mass	Sunrise	Coal	Coal	kt		0	31	137	191	82	37	163	996	1,607	556
Sunrise Wash Plant Feed Seam 7U/8U/8L - Ash	Sunrise	Coal	Coal	%		0.0	0.0	12.4	11.8	12.0	11.9	12.0	12.1	12.1	11.9
Sunrise Wash Plant Feed Seam 5U2 - Ash	Sunrise	Coal	Coal	%		12.4	11.1	10.5	11.3	11.0	11.2	13.0	11.4	10.7	12.0
Sunrise Wash Plant Feed Seam 5U1 - Ash	Sunrise	Coal	Coal	%		12.3	11.8	11.5	12.1	12.7	13.3	13.0	12.5	12.0	12.6
Sunrise Wash Plant Feed Seam 5L2 - Ash	Sunrise	Coal	Coal	%		10.7	10.3	10.1	11.8	13.3	14.6	11.7	11.1	11.0	10.8
Sunrise Wash Plant Feed Seam 5L1 - Ash	Sunrise	Coal	Coal	%		0.0	10.3	11.1	13.7	15.0	16.7	9.8	10.2	11.8	12.3
Sunrise ROM Coal Seam 7U/8U/8L - Wash Plant Y	Sunrise	Coal	Coal	%		81.0%	81.0%	84.5%	88.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%
Sunrise ROM Coal Seam 5U2 - Wash Plant Yield	Sunrise	Coal	Coal	%		87.0%	87.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 5U1 - Wash Plant Yield	Sunrise	Coal	Coal	%		87.0%	87.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 5L2 - Wash Plant Yield	Sunrise	Coal	Coal	%		87.0%	87.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 5L1 - Wash Plant Yield	Sunrise	Coal	Coal	%		87.0%	87.0%	90.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 7U/8U/8L - Wash Plant A	Sunrise	Coal	Coal	%		8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2
Sunrise ROM Coal Seam 5U2 - Wash Plant Ash	Sunrise	Coal	Coal	%		4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5U1 - Wash Plant Ash	Sunrise	Coal	Coal	%		4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5L2 - Wash Plant Ash	Sunrise	Coal	Coal	%		4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5L1 - Wash Plant Ash	Sunrise	Coal	Coal	%		4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise Wash Plant Product Seam 7U/8U/8L - Mas	Sunrise	Coal	Coal	kt		0	0	69	200	357	830	1,521	1,038	231	1,253
Sunrise Wash Plant Product Seam 5U2 - Mass	Sunrise	Coal	Coal	kt		108	312	552	1,167	1,536	1,918	72	125	374	895
Sunrise Wash Plant Product Seam 5U1 - Mass	Sunrise	Coal	Coal	kt		102	127	208	285	392	321	47	28	166	396
Sunrise Wash Plant Product Seam 5L2 - Mass	Sunrise	Coal	Coal	kt		22	843	636	737	346	420	1,560	1,554	1,374	1,065
Sunrise Wash Plant Product Seam 5L1 - Mass	Sunrise	Coal	Coal	kt		0	27	124	178	58	34	152	926	1,494	517
Sunrise Waste <1m	Sunrise	Waste	Waste	kbcm		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Waste 1 - 3m	Sunrise	Waste	Waste	kbcm		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Waste 3 - 15m	Sunrise	Waste	Waste	kbcm		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Waste 15m+	Sunrise	Waste	Waste	kbcm		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM <1m	Sunrise	Coal	Coal	kt ROM		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM 1 - 3m	Sunrise	Coal	Coal	kt ROM		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM 3 - 6m	Sunrise	Coal	Coal	kt ROM		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM 6m+	Sunrise	Coal	Coal	kt ROM		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise FEL Coal And Parting	Sunrise	Coal	Coal	kt		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Expit Waste	Sunrise	Waste	Waste	kbcm		10,000	10,700	21,200	34,700	38,200	38,000	38,200	47,000	50,000	50,000
Sunrise Inpit Waste	Sunrise	Waste	Waste	kbcm		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Expit Waste Distance - horiz	Sunrise	Waste	Waste	km		1.6	2.8	1.5	2.2	4.1	4.8	5.0	3.9	4.4	5.5
Sunrise Expit Waste Distance - vert	Sunrise	Waste	Waste	m		70.0	60.0	80.0	85.0	80.0	85.0	85.0	115.0	200.0	180.0
Sunrise Inpit Waste Distance - horiz	Sunrise	Waste	Waste	km		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Inpit Waste Distance - vert	Sunrise	Waste	Waste	m		0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM Coal Distance - horiz	Sunrise	Waste	Waste	km		4.0	3.2	4.7	5.5	2.8	2.8	2.8	3.9	4.5	4.6
Sunrise ROM Coal Distance - vert	Sunrise	Waste	Waste	m		40.0	30.0	50.0	65.0	40.0	35.0	35.0	65.0	120.0	100.0

DESCRIPTOR	8.2	7.2	7.3	5.9	5.4	5.1	3.5	2.7	2.4	2.0
Period	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20
Date	Jan 2022	Jan 2023	Jan 2024	Jan 2025	Jan 2026	Jan 2027	Jan 2028	Jan 2029	Jan 2030	Jan 2031
Sunrise Wash Plant Feed Seam 7U/8U/8L - Mass	678	557	1,212	783	819	484	470	835	463	158
Sunrise Wash Plant Feed Seam 5U2 - Mass	1,658	1,906	995	1,477	1,924	1,474	1,600	2,132	2,496	1,826
Sunrise Wash Plant Feed Seam 5U1 - Mass	498	421	306	362	401	355	148	228	447	343
Sunrise Wash Plant Feed Seam 5L2 - Mass	1,164	1,875	2,007	2,075	1,652	1,713	2,018	1,379	1,468	2,237
Sunrise Wash Plant Feed Seam 5L1 - Mass	455	814	894	878	747	1,483	1,166	1,213	706	808
Sunrise Wash Plant Feed Seam 7U/8U/8L - Ash	12.1	12.1	12.2	11.9	11.8	11.6	11.5	11.3	11.4	11.4
Sunrise Wash Plant Feed Seam 5U2 - Ash	11.1	11.3	11.7	11.5	11.3	11.4	11.3	11.0	10.6	9.9
Sunrise Wash Plant Feed Seam 5U1 - Ash	12.2	12.3	12.0	12.0	12.0	12.0	12.3	12.2	12.7	12.6
Sunrise Wash Plant Feed Seam 5L2 - Ash	10.5	10.6	10.1	10.3	10.2	10.6	10.1	10.5	11.0	10.8
Sunrise Wash Plant Feed Seam 5L1 - Ash	12.0	12.9	11.0	11.8	11.8	13.4	11.6	12.5	12.4	14.8
Sunrise ROM Coal Seam 7U/8U/8L - Wash Plant Y	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%
Sunrise ROM Coal Seam 5U2 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 5U1 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 5L2 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 5L1 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%
Sunrise ROM Coal Seam 7U/8U/8L - Wash Plant A	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2
Sunrise ROM Coal Seam 5U2 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5U1 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5L2 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5L1 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise Wash Plant Product Seam 7U/8U/8L - Mas	728	463	1,006	650	680	402	390	527	385	131
Sunrise Wash Plant Product Seam 5U2 - Mass	1,542	1,772	925	1,374	1,790	1,371	1,488	1,982	2,322	1,514
Sunrise Wash Plant Product Seam 5U1 - Mass	463	392	284	337	373	330	138	210	418	319
Sunrise Wash Plant Product Seam 5L2 - Mass	1,083	1,744	1,867	1,930	1,537	1,593	1,876	1,283	1,365	2,080
Sunrise Wash Plant Product Seam 5L1 - Mass	423	757	832	817	695	1,381	1,085	1,128	657	751
Sunrise Waste <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Waste 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Waste 3 - 15m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Waste 15m+	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM 3 - 6m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM 6m+	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise FEL Coal And Parting	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Expit Waste	48,000	48,000	52,500	37,500	36,500	31,500	23,000	16,000	16,000	11,470
Sunrise Inpit Waste	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Expit Waste Distance - horiz	5.5	5.6	4.8	4.8	4.9	4.9	5.5	5.7	6.3	6.8
Sunrise Expit Waste Distance - vert	180.0	170.0	185.0	210.0	205.0	235.0	245.0	270.0	295.0	335.0
Sunrise Inpit Waste Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Inpit Waste Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM Coal Distance - horiz	4.4	5.8	6.2	6.8	6.7	6.8	6.8	6.9	7.2	7.8
Sunrise ROM Coal Distance - vert	90.0	120.0	135.0	180.0	165.0	165.0	195.0	220.0	245.0	285.0

DESCRIPTOR	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29	Y30	Totals/
Date	Jan 2032	Jan 2033	Jan 2034	Jan 2035	Jan 2036	Jan 2037	Jan 2038	Jan 2039	Jan 2040	Jan 2041	Avg.
Sunrise Wash Plant Feed Seam 7U/8U/8L - Mass	0	0	0	0	0	0	0	0	0	0	13,072
Sunrise Wash Plant Feed Seam 5U2 - Mass	0	0	0	0	0	0	0	0	0	0	24,932
Sunrise Wash Plant Feed Seam 5U1 - Mass	0	0	0	0	0	0	0	0	0	0	5,766
Sunrise Wash Plant Feed Seam 5L2 - Mass	0	0	0	0	0	0	0	0	0	0	26,877
Sunrise Wash Plant Feed Seam 5L1 - Mass	0	0	0	0	0	0	0	0	0	0	12,927
Sunrise Wash Plant Feed Seam 7U/8U/8L - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.9
Sunrise Wash Plant Feed Seam 5U2 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.1
Sunrise Wash Plant Feed Seam 5U1 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.3
Sunrise Wash Plant Feed Seam 5L2 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.7
Sunrise Wash Plant Feed Seam 5L1 - Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.2
Sunrise ROM Coal Seam 7U/8U/8L - Wash Plant Y	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83.0%	83%
Sunrise ROM Coal Seam 5U2 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93%
Sunrise ROM Coal Seam 5U1 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93%
Sunrise ROM Coal Seam 5L2 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93%
Sunrise ROM Coal Seam 5L1 - Wash Plant Yield	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93.0%	93%
Sunrise ROM Coal Seam 7U/8U/8L - Wash Plant A	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2	8.2
Sunrise ROM Coal Seam 5U2 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5U1 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5L2 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise ROM Coal Seam 5L1 - Wash Plant Ash	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5	4.5
Sunrise Wash Plant Product Seam 7U/8U/8L - Mas	0	0	0	0	0	0	0	0	0	0	10,862
Sunrise Wash Plant Product Seam 5U2 - Mass	0	0	0	0	0	0	0	0	0	0	23,140
Sunrise Wash Plant Product Seam 5U1 - Mass	0	0	0	0	0	0	0	0	0	0	5,334
Sunrise Wash Plant Product Seam 5L2 - Mass	0	0	0	0	0	0	0	0	0	0	24,915
Sunrise Wash Plant Product Seam 5L1 - Mass	0	0	0	0	0	0	0	0	0	0	12,016
Sunrise Waste <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise Waste 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise Waste 3 - 15m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise Waste 15m+	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise ROM <1m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise ROM 1 - 3m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise ROM 3 - 6m	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise ROM 6m+	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise FEL Coal And Parting	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise Expit Waste	0	0	0	0	0	0	0	0	0	0	658,470
Sunrise Inpit Waste	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0
Sunrise Expit Waste Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	4.8
Sunrise Expit Waste Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	162.4
Sunrise Inpit Waste Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise Inpit Waste Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise ROM Coal Distance - horiz	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.4
Sunrise ROM Coal Distance - vert	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	135.7

minarco mineconsult

SouthGobi Resources

Client: ALUMINUM CORPORATION OF CHINA LIMITED
Project: OVOOT TOLGOI
Figure: SUMMARY OF ANNUAL MINE PLAN QUANTITIES - SUNRISE PIT
Job No. ADV-MN-00064
Date: May 2012
TABLE No. C3

S:\Consulting\ActiveJobs\ADV-MN-00047_SGS Tech Report Update\Excel\Economic Model - combined\[MN-00047 Economic Model ver12_values.xlsx]NPV

PRODUCTION SCHEDULE SUMMARY

Option 12 - 9Mtpa AT & SGS Product Coal

Sunset SGS Max Wast 50,000 kbcm
Sunrise SGS Max Wast 41,500 kbcm
Prod A ash 10.0

DESCRIPTOR	PIT	GRADE	MATERIAL	UNITS	Y1	Y2	Y3	Y4	Y5	Y6	Y7	Y8	Y9	Y10
					5.4	4.4	5.7	6.6	7.1	8.2	8.2	10.0	10.4	9.3
				Date	Jan 2012	Jan 2013	Jan 2014	Jan 2015	Jan 2016	Jan 2017	Jan 2018	Jan 2019	Jan 2020	Jan 2021
Sunrise Waste	Sunrise	Waste	Waste	kbcm	10,000	10,700	21,200	34,700	38,200	38,000	38,200	47,000	50,000	50,000
Sunrise SGS Only Waste	Sunrise	Waste	Waste	kbcm	10,000	10,700	21,200	34,700	38,200	38,000	38,200	41,500	41,500	41,500
Sunrise Contractor Waste	Sunrise	Waste	Waste	kbcm	0	0	0	0	0	0	0	5,500	8,500	8,500
Sunrise ROM Coal	Sunrise	Coal	Coal	kt	800	3,000	2,000	3,500	3,800	5,100	4,500	4,800	5,100	5,000
Sunrise Breaker Product Feed to FGX	Sunrise	Coal	Coal	kt	776	2,949	1,966	3,399	3,665	4,932	4,390	4,696	4,972	4,851
Sunrise Product A	Sunrise	Coal	Coal	kt	0	0	0	0	0	0	0	0	0	0
Sunrise FGX Product	Sunrise	Coal	Coal	kt	735	2,817	1,877	3,225	3,476	4,669	4,164	4,471	4,727	4,601
Sunrise Wash Plant Product	Sunrise	Coal	Coal	kt	639	2,451	1,685	2,986	3,182	4,222	3,671	4,021	4,362	4,128
Sunrise Product A Ash	Sunrise	Coal	Coal	%	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise FGX Product Ash	Sunrise	Coal	Coal	%	12.2	10.6	10.6	11.7	11.8	12.0	11.8	11.2	11.4	11.8
Sunrise Wash Plant Product Ash	Sunrise	Coal	Coal	%	4.5	4.5	4.7	4.8	5.0	5.4	6.2	5.5	4.7	5.6
Sunrise ROM Coal Seam 7U/8U/8L	Sunrise	Coal	Coal	kt	0	0	96	288	556	1,309	2,199	1,501	366	1,648
Sunrise ROM Coal Seam 5U2	Sunrise	Coal	Coal	kt	371	714	691	1,566	2,094	2,665	94	159	516	1,050
Sunrise ROM Coal Seam 5U1	Sunrise	Coal	Coal	kt	356	295	265	387	553	472	62	37	232	472
Sunrise ROM Coal Seam 5L2	Sunrise	Coal	Coal	kt	74	1,929	793	1,010	509	595	1,956	1,945	1,903	1,224
Sunrise ROM Coal Seam 5L1	Sunrise	Coal	Coal	kt	0	62	154	249	88	60	189	1,158	2,084	606
Sunrise ROM Coal Seam 7U/8U/8L - Ash	Sunrise	Coal	Coal	%	0.0	0.0	15.6	16.6	15.1	15.4	15.5	15.7	15.9	15.4
Sunrise ROM Coal Seam 5U2 - Ash	Sunrise	Coal	Coal	%	15.1	14.9	13.2	13.4	13.7	14.0	17.1	14.9	13.5	15.4
Sunrise ROM Coal Seam 5U1 - Ash	Sunrise	Coal	Coal	%	15.8	16.0	14.4	15.1	15.2	18.2	17.2	16.7	15.2	16.6
Sunrise ROM Coal Seam 5L2 - Ash	Sunrise	Coal	Coal	%	15.8	13.0	12.6	12.8	16.6	19.6	14.0	13.5	13.9	13.5
Sunrise ROM Coal Seam 5L1 - Ash	Sunrise	Coal	Coal	%	0.0	14.0	12.8	13.4	18.7	24.3	12.1	12.5	14.9	15.7
Sunrise ROM Coal Seam 10 - IM	Sunset	Coal	Coal	%	0.0	0.0	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1
Sunrise ROM Coal Seam 9 - IM	Sunset	Coal	Coal	%	1.1	1.2	1.0	1.0	1.1	1.1	1.1	1.1	1.1	1.1
Sunrise ROM Coal Seam 8 - IM	Sunset	Coal	Coal	%	1.1	1.2	1.2	1.2	1.1	1.1	1.1	1.1	1.1	1.1
Sunrise ROM Coal Seam 5U - IM	Sunset	Coal	Coal	%	1.2	1.1	1.2	1.1	1.1	1.2	1.2	1.2	1.1	1.2
Sunrise ROM Coal Seam 5L - IM	Sunset	Coal	Coal	%	0.0	1.3	1.2	1.1	0.9	1.0	1.3	1.2	1.1	1.1
Sunrise ROM Coal Seam 10 - SE	Sunset	Coal	Coal	%	0	0	6,088	6,002	6,134	6,107	6,089	6,083	6,068	6,103
Sunrise ROM Coal Seam 9 - SE	Sunset	Coal	Coal	%	6,111	6,131	6,317	6,273	6,229	6,203	5,932	6,133	6,248	6,088
Sunrise ROM Coal Seam 8 - SE	Sunset	Coal	Coal	%	6,054	6,046	6,168	6,112	6,082	5,835	5,934	5,976	6,099	5,975
Sunrise ROM Coal Seam 5U - SE	Sunset	Coal	Coal	%	6,059	6,323	6,381	6,412	5,997	5,883	6,054	6,225	6,220	6,202
Sunrise ROM Coal Seam 5L - SE	Sunset	Coal	Coal	%	0	6,270	6,398	6,393	5,811	5,328	6,348	6,303	6,161	6,095
Sunrise ROM Coal Seam 10 - TM	Sunset	Coal	Coal	%	0.0	0.0	6.9	6.9	6.9	6.9	6.9	6.9	6.9	6.9
Sunrise ROM Coal Seam 9 - TM	Sunset	Coal	Coal	%	7.6	9.5	8.4	7.0	7.4	7.3	7.8	7.6	7.1	7.5
Sunrise ROM Coal Seam 8 - TM	Sunset	Coal	Coal	%	7.0	8.8	9.5	7.9	7.1	7.1	7.1	6.9	7.1	7.2
Sunrise ROM Coal Seam 5U - TM	Sunset	Coal	Coal	%	10.2	7.5	10.0	9.5	8.6	6.5	7.3	8.0	6.7	8.8
Sunrise ROM Coal Seam 5L - TM	Sunset	Coal	Coal	%	0.0	8.4	8.8	9.0	6.7	6.5	7.0	7.9	7.8	7.1
Sunrise ROM Coal Seam 10 - TS	Sunset	Coal	Coal	%	0.0	0.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Sunrise ROM Coal Seam 9 - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Sunrise ROM Coal Seam 8 - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Sunrise ROM Coal Seam 5U - TS	Sunset	Coal	Coal	%	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Sunrise ROM Coal Seam 5L - TS	Sunset	Coal	Coal	%	0.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0
Sunrise ROM Coal Seam 7U/8U/8L - Rot Breaker	Sunrise	Coal	Coal	%	0.0%	96.4%	95.4%	96.9%	96.6%	96.7%	96.4%	96.4%	96.2%	96.7%
Sunrise ROM Coal Seam 5U2 - Rot Breaker Yield	Sunrise	Coal	Coal	%	97.7%	98.5%	98.5%	98.0%	97.9%	97.4%	96.0%	97.5%	98.0%	96.8%
Sunrise ROM Coal Seam 5U1 - Rot Breaker Yield	Sunrise	Coal	Coal	%	96.0%	97.8%	97.4%	97.2%	95.6%	93.5%	94.0%	95.2%	97.2%	95.7%
Sunrise ROM Coal Seam 5L2 - Rot Breaker Yield	Sunrise	Coal	Coal	%	98.5%	98.3%	98.6%	96.3%	92.1%	97.8%	99.0%	98.7%	97.8%	98.1%
Sunrise ROM Coal Seam 5L1 - Rot Breaker Yield	Sunrise	Coal	Coal	%	98.3%	98.1%	99.0%	95.4%	90.5%	80.8%	98.4%	98.3%	97.5%	97.2%
Sunrise ROM Coal Seam 7U/8U/8L - Rot Breaker	Sunrise	Coal	Coal	%	0.0	13.8	14.2	13.6	13.7	13.7	13.8	13.8	13.9	13.7
Sunrise ROM Coal Seam 5U2 - Rot Breaker Ash	Sunrise	Coal	Coal	%	14.2	12.7	12.1	12.9	12.6	12.8	14.9	13.1	12.3	13.7
Sunrise ROM Coal Seam 5U1 - Rot Breaker Ash	Sunrise	Coal	Coal	%	14.1	13.5	13.2	13.9	14.5	15.3	14.9	14.3	13.8	14.4
Sunrise ROM Coal Seam 5L2 - Rot Breaker Ash	Sunrise	Coal	Coal	%	12.2	11.8	11.6	13.5	15.2	16.8	13.4	12.7	12.6	12.4
Sunrise ROM Coal Seam 5L1 - Rot Breaker Ash	Sunrise	Coal	Coal	%	12.7	11.8	12.7	15.8	17.2	19.1	11.2	11.7	13.6	14.2
Sunset FGX Plant Feed Seam 10 - Mass	Sunset	Coal	Coal	kt	0	0	92	279	537	1,265	2,120	1,447	352	1,594
Sunset FGX Plant Feed Seam 9 - Mass	Sunset	Coal	Coal	kt	362	704	661	1,534	2,051	2,596	91	155	505	1,018
Sunset FGX Plant Feed Seam 8 - Mass	Sunset	Coal	Coal	kt	341	288	258	377	529	441	59	35	225	452
Sunset FGX Plant Feed Seam 5U - Mass	Sunset	Coal	Coal	kt	73	1,896	782	972	469	582	1,935	1,921	1,858	1,201
Sunset FGX Plant Feed Seam 5L - Mass	Sunset	Coal	Coal	kt	0	61	153	237	80	48	186	1,139	2,032	589
Sunset FGX Plant Feed Seam 10 - Ash	Sunset	Coal	Coal	%	0.0	13.8	14.2	13.6	13.7	13.7	13.8	13.8	13.9	13.7
Sunset FGX Plant Feed Seam 9 - Ash	Sunset	Coal	Coal	%	14.2	12.7	12.1	12.9	12.6	12.8	14.9	13.1	12.3	13.7
Sunset FGX Plant Feed Seam 8 - Ash	Sunset	Coal	Coal	%	14.1	13.5	13.2	13.9	14.5	15.3	14.9	14.3	13.8	14.4
Sunset FGX Plant Feed Seam 5U - Ash	Sunset	Coal	Coal	%	12.2	11.8	11.6	13.5	15.2	16.8	13.4	12.7	12.6	12.4
Sunset FGX Plant Feed Seam 5L - Ash	Sunset	Coal	Coal	%	12.7	11.8	12.7	15.8	17.2	19.1	11.2	11.7	13.6	14.2
Sunrise ROM Coal Seam 5L2 - Prod A	Sunrise	Coal	Coal	kt	0	0	0	0	0	0	0	0	0	0
Sunrise ROM Coal Seam 5L1 - Prod A	Sunrise	Coal	Coal	kt	0	0	0	0	0	0	0	0	0	0
Sunrise ROM Coal Seam 7U/8U/8L - FGX Yield	Sunrise	Coal	Coal	%	0.0%	94.7%	94.5%	94.8%	94.7%	94.8%	94.7%	94.7%	94.8%	94.8%
Sunrise ROM Coal Seam 5U2 - FGX Yield	Sunrise	Coal	Coal	%	94.5%	95.3%	95.6%	95.2%	95.3%	95.2%	94.1%	95.1%	95.5%	94.8%
Sunrise ROM Coal Seam 5U1 - FGX Yield	Sunrise	Coal	Coal	%	94.6%	94.8%	95.0%	94.6%	94.3%	93.9%	94.1%	94.4%	94.7%	94.4%
Sunrise ROM Coal Seam 5L2 - FGX Yield	Sunrise	Coal	Coal	%	95.5%	95.7%	95.8%	94.9%	93.9%	93.0%	94.9%	95.3%	95.3%	95.4%
Sunrise ROM Coal Seam 5L1 - FGX Yield	Sunrise	Coal	Coal	%	95.3%	95.7%	95.3%	93.6%	92.8%	91.5%	96.0%	95.8%	94.8%	94.5%
Sunrise ROM Coal Seam 7U/8U/8L - FGX Ash	Sunrise	Coal	Coal	%	0.0	12.0	12.4	11.8	12.0	11.9	12.0	12.1	12.1	11.9
Sunrise ROM Coal Seam 5U2 - FGX Ash	Sunrise	Coal	Coal	%	12.4	11.1	10.5	11.3	11.0	11.2	13.0	11.4	10.7	12.0
Sunrise ROM Coal Seam 5U1 - FGX Ash	Sunrise	Coal	Coal	%	12.3	11.8	11.5	12.1	12.7	13.3	13.0	12.5	12.0	12.6
Sunrise ROM Coal Seam 5L2 - FGX Ash	Sunrise	Coal	Coal	%	10.7	10.3	10.1	11.8	13.3	14.6	11.7	11.1	11.0	10.8
Sunrise ROM Coal Seam 5L1 - FGX Ash	Sunrise	Coal	Coal	%	11.1	10.3	11.1	13.7	15.0	16.7	9.8	10.2	11.8	12.3

DESCRIPTOR	Y11	Y12	Y13	Y14	Y15	Y16	Y17	Y18	Y19	Y20	Y21	Y22	Y23	Y24	Y25	Y26	Y27	Y28	Y29	Y30	Totals/ Avg.
	8.2	7.2	7.3	5.9	5.4	5.1	3.5	2.7	2.4	2.0											
	Jan 2022	Jan 2023	Jan 2024	Jan 2025	Jan 2026	Jan 2027	Jan 2028	Jan 2029	Jan 2030	Jan 2031	Jan 2032	Jan 2033	Jan 2034	Jan 2035	Jan 2036	Jan 2037	Jan 2038	Jan 2039	Jan 2040	Jan 2041	
Sunrise Waste	48,000	48,000	52,500	37,500	36,500	31,500	23,000	16,000	16,000	11,470	0	0	0	0	0	0	0	0	0	0	658,470
Sunrise SGS Only Waste	41,500	41,500	41,500	37,500	36,500	31,500	23,000	16,000	16,000	11,470	0	0	0	0	0	0	0	0	0	0	611,970
Sunrise Contractor Waste	6,500	6,500	11,000	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	46,500
Sunrise ROM Coal	5,500	6,000	6,000	6,000	6,000	6,000	6,000	6,000	6,000	5,542	0	0	0	0	0	0	0	0	0	0	96,642
Sunrise Breaker Product Feed to FGX	5,364	5,865	5,849	5,858	5,852	5,870	5,872	5,871	5,862	5,439	0	0	0	0	0	0	0	0	0	0	94,300
Sunrise Product A	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sunrise FGX Product	5,101	5,574	5,571	5,576	5,572	5,568	5,597	5,585	5,581	5,174	0	0	0	0	0	0	0	0	0	0	89,660
Sunrise Wash Plant Product	4,648	5,128	5,056	5,107	5,100	5,129	5,156	5,131	5,144	4,796	0	0	0	0	0	0	0	0	0	0	81,743
Sunrise Product A Ash	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0
Sunrise FGX Product Ash	11.4	11.4	11.1	11.2	11.2	11.7	11.0	11.3	11.2	11.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.4
Sunrise Wash Plant Product Ash	5.1	4.8	5.3	5.0	5.0	4.8	4.8	4.9	4.8	4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	5.0
Sunrise ROM Coal Seam 7U/8U/8L	1,057	612	1,371	855	894	530	522	677	496	169	0	0	0	0	0	0	0	0	0	0	15,146
Sunrise ROM Coal Seam 5U2	1,951	2,048	1,113	1,603	2,088	1,609	1,792	2,294	2,667	1,735	0	0	0	0	0	0	0	0	0	0	28,820
Sunrise ROM Coal Seam 5U1	596	461	344	395	441	395	170	248	496	380	0	0	0	0	0	0	0	0	0	0	7,055
Sunrise ROM Coal Seam 5L2	1,357	1,996	2,183	2,196	1,769	1,858	2,220	1,472	1,582	2,373	0	0	0	0	0	0	0	0	0	0	30,942
Sunrise ROM Coal Seam 5L1	540	883	989	951	808	1,609	1,296	1,309	759	885	0	0	0	0	0	0	0	0	0	0	14,679
Sunrise ROM Coal Seam 7U/8U/8L - Ash	15.9	15.9	15.9	15.4	15.1	14.8	14.2	13.8	14.1	14.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.3
Sunrise ROM Coal Seam 5U2 - Ash	13.9	14.1	15.0	14.8	14.4	14.3	14.4	13.9	13.3	12.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.0
Sunrise ROM Coal Seam 5U1 - Ash	15.6	15.8	15.5	15.5	15.5	15.6	16.4	16.0	16.8	16.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.9
Sunrise ROM Coal Seam 5L2 - Ash	13.0	13.1	12.3	12.5	12.8	13.3	12.8	13.1	14.0	13.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.3
Sunrise ROM Coal Seam 5L1 - Ash	15.1	16.0	13.9	14.9	14.5	16.4	14.3	15.3	15.1	17.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	15.0
Sunrise ROM Coal Seam 10 - IM	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1
Sunrise ROM Coal Seam 9 - IM	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1
Sunrise ROM Coal Seam 8 - IM	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	1.1	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1
Sunrise ROM Coal Seam 5U - IM	1.2	1.1	1.2	1.1	1.1	1.1	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.1
Sunrise ROM Coal Seam 5L - IM	1.1	1.1	1.1	1.1	0.9	0.9	0.9	0.9	0.9	0.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunrise ROM Coal Seam 10 - SE	6,066	6,068	6,057	6,105	6,135	6,183	6,217	6,254	6,228	6,230	0	0	0	0	0	0	0	0	0	0	6,110.5
Sunrise ROM Coal Seam 9 - SE	6,212	6,195	6,113	6,133	6,170	6,189	6,180	6,211	6,265	6,329	0	0	0	0	0	0	0	0	0	0	6,203.3
Sunrise ROM Coal Seam 8 - SE	6,064	6,051	6,082	6,080	6,081	6,075	6,007	6,040	5,957	5,982	0	0	0	0	0	0	0	0	0	0	6,037.4
Sunrise ROM Coal Seam 5U - SE	6,342	6,332	6,344	6,356	6,359	6,322	6,384	6,341	6,251	6,343	0	0	0	0	0	0	0	0	0	0	6,285.0
Sunrise ROM Coal Seam 5L - SE	6,156	6,079	6,211	6,147	6,236	6,098	6,264	6,188	6,212	5,962	0	0	0	0	0	0	0	0	0	0	6,174.0
Sunrise ROM Coal Seam 10 - TM	6.9	6.9	6.9	6.9	6.9	6.9	6.9	6.9	6.9	6.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.9
Sunrise ROM Coal Seam 9 - TM	7.3	7.3	7.4	7.1	7.0	6.9	6.8	6.9	6.5	5.7	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.1
Sunrise ROM Coal Seam 8 - TM	7.1	7.0	7.2	7.1	6.9	6.7	6.2	6.1	6.5	4.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	7.1
Sunrise ROM Coal Seam 5U - TM	7.6	7.6	8.1	6.0	6.0	5.9	4.8	4.8	5.0	3.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.4
Sunrise ROM Coal Seam 5L - TM	6.5	7.4	5.4	5.8	5.2	6.9	4.7	4.9	4.4	5.5	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	6.3
Sunrise ROM Coal Seam 10 - TS	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunrise ROM Coal Seam 9 - TS	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunrise ROM Coal Seam 8 - TS	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunrise ROM Coal Seam 5U - TS	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunrise ROM Coal Seam 5L - TS	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	1.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	1.0
Sunrise ROM Coal Seam 7U/8U/8L - Rot Breaker	96.2%	96.2%	96.1%	96.6%	97.1%	97.7%	98.2%	98.5%	98.2%	98.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	97%
Sunrise ROM Coal Seam 5U2 - Rot Breaker Yield	97.9%	97.8%	96.9%	97.0%	97.4%	97.7%	97.2%	97.5%	98.0%	97.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98%
Sunrise ROM Coal Seam 5U1 - Rot Breaker Yield	96.9%	96.7%	96.6%	96.8%	96.6%	96.3%	95.5%	96.1%	95.6%	95.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	96%
Sunrise ROM Coal Seam 5L2 - Rot Breaker Yield	98.4%	98.3%	98.7%	98.8%	98.1%	97.9%	98.3%	98.1%	97.3%	98.7%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98%
Sunrise ROM Coal Seam 5L1 - Rot Breaker Yield	97.4%	97.9%	97.7%	97.4%	97.8%	98.3%	98.2%	98.2%	98.5%	98.3%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	98%
Sunrise ROM Coal Seam 7U/8U/8L - Rot Breaker	13.9	13.9	13.9	13.7	13.5	13.3	13.1	12.9	13.1	13.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.7
Sunrise ROM Coal Seam 5U2 - Rot Breaker Ash	12.7	12.9	13.4	13.2	13.0	13.1	13.0	12.8	12.2	11.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.8
Sunrise ROM Coal Seam 5U1 - Rot Breaker Ash	14.0	14.0	13.7	13.8	13.7	13.7	14.1	13.9	14.6	14.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.1
Sunrise ROM Coal Seam 5L2 - Rot Breaker Ash	12.0	12.1	11.5	11.8	11.7	12.1	11.6	12.1	12.6	12.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.3
Sunrise ROM Coal Seam 5L1 - Rot Breaker Ash	13.7	14.8	12.6	13.5	13.3	15.4	13.3	14.3	14.2	17.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9
Sunset FGX Plant Feed Seam 10 - Mass	1,017	589	1,317	826	868	517	513	666	487	166	0	0	0	0	0	0	0	0	0	0	14,654
Sunset FGX Plant Feed Seam 9 - Mass	1,909	2,003	1,078	1,555	2,033	1,573	1,743	2,236	2,614	1,698	0	0	0	0	0	0	0	0	0	0	28,136
Sunset FGX Plant Feed Seam 8 - Mass	577	445	332	382	426	380	163	239	474	363	0	0	0	0	0	0	0	0	0	0	6,796
Sunset FGX Plant Feed Seam 5U - Mass	1,335	1,962	2,155	2,169	1,734	1,819	2,182	1,443	1,540	2,341	0	0	0	0	0	0	0	0	0	0	30,371
Sunset FGX Plant Feed Seam 5L - Mass	526	865	966	926	791	1,582	1,272	1,285	747	870	0	0	0	0	0	0	0	0	0	0	14,354
Sunset FGX Plant Feed Seam 10 - Ash	13.9	13.9	13.9	13.7	13.5	13.3	13.1	12.9	13.1	13.1	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.7
Sunset FGX Plant Feed Seam 9 - Ash	12.7	12.9	13.4	13.2	13.0	13.1	13.0	12.8	12.2	11.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.8
Sunset FGX Plant Feed Seam 8 - Ash	14.0	14.0	13.7	13.8	13.7	13.7	14.1	13.9	14.6	14.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	14.1
Sunset FGX Plant Feed Seam 5U - Ash	12.0	12.1	11.5	11.8	11.7	12.1	11.6	12.1	12.6	12.2	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.3
Sunset FGX Plant Feed Seam 5L - Ash	13.7	14.8	12.6	13.5	13.3	15.4	13.3	14.3	14.2	17.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	13.9
Sunrise ROM Coal Seam 5L2 - Prod A	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sunrise ROM Coal Seam 5L1 - Prod A	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0	0
Sunrise ROM Coal Seam 7U/8U/8L - FGX Yield	94.6%	94.6%	94.6%	94.8%	94.8%	95.0%	95.0%	95.1%	95.1%	95.1%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	89%
Sunrise ROM Coal Seam 5U2 - FGX Yield	95.2%	95.1%	94.9%	95.0%	95.1%	95.1%	95.1%	95.3%	95.5%	95.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	89%
Sunrise ROM Coal Seam 5U1 - FGX Yield	94.6%	94.6%	94.7%	94.7%	94.7%	94.7%	94.5%	94.6%	94.3%	94.4%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	85%
Sunrise ROM Coal Seam 5L2 - FGX Yield	95.6%	95.6%	95.8%	95.7%	95.7%	95.5%	95.8%	95.6%	95.3%	95.5%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	88%
Sunrise ROM Coal Seam 5L1 - FGX Yield	94.8%	94.2%	95.3%	94.9%	95.0%	93.8%	95.0%	94.4%	94.5%	92.9%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	0.0%	90%
Sunrise ROM Coal Seam 7U/8U/8L - FGX Ash	12.1	12.1	12.2	11.9	11.8	11.6	11.5	11.3	11.4	11.4	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.9
Sunrise ROM Coal Seam 5U2 - FGX Ash	11.1	11.3	11.7	11.5	11.3	11.4	11.3	11.0	10.6	9.9	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	11.1
Sunrise ROM Coal Seam 5U1 - FGX Ash	12.2	12.3	12.0	12.0	12.0	12.0	12.3	12.2	12.7	12.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.3
Sunrise ROM Coal Seam 5L2 - FGX Ash	10.5	10.6	10.1	10.3	10.2	10.6	10.1	10.5	11.0	10.6	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	10.7
Sunrise ROM Coal Seam 5L1 - FGX Ash	12.0	12.9	11.0	11.6	11.6	13.4	11.6	12.5	12.4	14.8	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	0.0	12.2

minarco mineconsult

SouthGobi Resources

Client : ALUMINUM CORPORATION OF CHINA LIMITED
Project : OVOOT TOLGOI
Figure : SUMMARY OF ANNUAL MINE PLAN QUANTITIES - SUNRISE PIT

Job No. ADV-MN-00064
Date : May 2012
TABLE No. C3

CASH OUTFLOW SUMMARY

Option 12 - 9Mtpa AT & SGS Product Coal

ITEM	ACTIVITY			UNITS	Y1 Jan 2012	Y2 Jan 2013	Y3 Jan 2014	Y4 Jan 2015	Y5 Jan 2016	Y6 Jan 2017	Y7 Jan 2018	Y8 Jan 2019	Y9 Jan 2020	Y10 Jan 2021	Y11 Jan 2022	Y12 Jan 2023	Y13 Jan 2024	Y14 Jan 2025	Y15 Jan 2026	Y16 Jan 2027	Y17 Jan 2028	Y18 Jan 2029	Y19 Jan 2030	Y20 Jan 2031	Y21 Jan 2032	Y22 Jan 2033	Y23 Jan 2034	Totals/ Ave
QUANTITIES		Quantity Schedule																									
	Waste	Total Waste		bcm	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
		Total ROM Coal		kt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Coal Sold	Total Product Coal		kt	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Strip Ratio (O/C Only)			bcm/ROM t	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Average Yield			%	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
QUALITIES		Quantity Schedule																									
	Energy	Not Used		none	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Sulphur	Not Used		none	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
WORKFORCE																											
	Operator Numbers			no.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Maintenance Numbers			no.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Staff & Supervisory Numbers			no.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Estimated Contractor Workforce	Input		no.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Total Workforce Numbers			no.	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CAPITAL																											
	OC Waste Removal			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	OC Coal Mining			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	OC Support			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Site Overheads			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Fragmentation			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	CHPP			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport - Truck			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport - Rail			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Port and Loadout			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Admin & Marketing			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Royalty			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Property Tax			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 13			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Mine Closure			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Mine Infrastructure			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 16			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 17			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 18			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 19			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 20			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Contingency	10%		kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Total Capital Cost			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Cumulative Capital Cost			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OPERATING COST			USD/t Prod																								
	OC Waste Removal	[illegible]	[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	OC Coal Mining		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	OC Support		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Site Overheads		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Fragmentation		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	CHPP		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport - Truck		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport - Rail		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Port and Loadout		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Admin & Marketing		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Royalty		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Property Tax		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 13		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Mine Closure		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Mine Infrastructure		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 16		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 17		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 18		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 19		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 20		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Contingency	10%	[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Total Operating Cost		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
CASH OUT FLOW	(simplistic)			kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OPERATING COST BY COST ELEMENT																											
	Labour		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Materials		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Energy		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Lease Charges		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Explosives		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Contractor		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Taxes		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Coal Processing		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 9		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 10		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 11		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 12		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 13		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 14		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 15		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 16		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 17		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 18		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 19		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare Element 20		[illegible]	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Total by Element		100%	kUSD	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
OPERATING COST BY COST CENTRE																											
	OC Waste Removal			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	OC Coal Mining			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	OC Support			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Site Overheads			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Fragmentation			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	CHPP			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport - Truck			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Transport - Rail			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Port and Loadout			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Admin & Marketing			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Royalty			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Property Tax			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 13			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Mine Closure			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Mine Infrastructure			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 16			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 17			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 18			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 19			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Spare CC 20			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Contingency			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	Total Operating Cost			USD/t Prod	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]

Client : ALUMINUM CORPORATION OF CHINA LIMITED

Project : OVOOT TOLGOI

Figure : SUMMARY OF ANNUAL CAPITAL AND OPERATING COSTS

Job No. ADV-MN-00064

Date : May 2012

TABLE No. C4

NET PRESENT VALUE

Option 12 - 9Mtpa AT & SGS Product Coal

ITEM	RATE	UNITS		Y1 Jan 2012	Y2 Jan 2013	Y3 Jan 2014	Y4 Jan 2015	Y5 Jan 2016	Y6 Jan 2017	Y7 Jan 2018	Y8 Jan 2019	Y9 Jan 2020	Y10 Jan 2021	Y11 Jan 2022	Y12 Jan 2023
QUANTITIES	**Quantity Schedule**														
Waste	SGS Only Waste	kbcm		35,000	35,000	45,500	59,000	68,000	76,000	76,300	85,500	86,000	75,500	67,500	58,700
Coal Mined	Total ROM Coal	kt		6,500	8,000	8,000	9,000	9,300	9,300	9,300	9,100	9,100	9,000	9,000	9,000
Total Product Coal	Total Product Co	kt		5,684	6,901	6,550	7,468	7,711	7,761	7,462	7,336	7,702	7,454	7,508	7,727
REAL															
PROFIT & LOSS															
Total Revenue	(real)	kUSD	1.0	384,064	548,222	658,416	741,196	718,513	706,197	699,595	688,645	699,845	723,688	707,169	749,523
less Operating Costs	(real)	kUSD	1.0	238,324	306,309	388,773	477,091	526,983	564,028	565,845	650,862	678,380	630,949	599,752	565,535
less Salvage Balancing Adjustment	(real)	kUSD		0	0	-0	-0	-0	-0	-0	-0	-0	-0	-0	-0
Profit Before Depreciation	(real)	kUSD		145,740	241,913	269,643	264,105	191,530	142,169	133,750	37,783	21,465	92,739	107,417	183,988
less Depreciation Allowance	(real)	kUSD		4,714	5,588	8,313	16,863	26,109	34,971	37,372	45,726	47,120	47,818	47,357	47,027
Profit Before Tax	(real)	kUSD		141,026	236,326	261,330	247,242	165,421	107,198	96,378	-7,944	-25,655	44,921	60,060	136,961
losses carried forward	(real)	kUSD	USD:MNT	0	0	0	0	0	0	0	0	-7,944	-33,599	0	0
Tax Rate (<=38bn MNT)		%	1360	10%	10%	10%	10%	10%	10%	10%	0%	0%	10%	10%	10%
Tax Payable (<=38bn MNT)		kUSD		14,103	23,633	26,133	24,724	18,542	10,720	9,638	0	0	1,132	6,006	13,696
Tax Rate (>38bn MNT)		%		25%	25%	25%	25%	25%	25%	25%	0%	0%	25%	25%	25%
Tax Payable (>38bn MNT)		kUSD		34,705	58,530	64,781	61,259	40,804	26,248	23,543	0	0	2,279	14,464	33,689
VAT				29,376	26,780	36,255	52,060	58,276	60,747	54,053	69,125	64,142	58,387	57,347	51,140
VAT Refund				0	-29,376	-26,780	-36,255	-52,060	-58,276	-60,747	-54,053	-69,125	-64,142	-58,387	-57,347
Tax Payable	(real)	kUSD		78,183	79,567	100,388	101,788	63,562	30,439	26,487	15,071	-4,983	-2,344	19,430	41,178
Profit After Tax	(real)	kUSD		62,843	156,758	160,942	145,454	101,860	67,759	69,890	-23,015	-20,672	47,265	40,630	95,783
CASH FLOW															
Profit Before Depreciation	(real)	kUSD		145,740	241,913	269,643	264,105	191,530	142,169	133,750	37,783	21,465	92,739	107,417	183,988
less Tax Payable	(real)	kUSD		78,183	79,567	100,388	101,788	63,562	30,439	26,487	15,071	-4,983	-2,344	19,430	41,178
less Working Capital Movement	(real)	kUSD		19,513	5,305	6,403	6,818	3,828	2,844	144	6,535	2,115	-3,624	-2,415	-2,605
less Capital	(real)	kUSD	1.0	88,497	4,572	25,144	98,761	110,612	98,101	29,975	96,127	18,787	11,050	29,477	4,572
plus Salvage Values	(real)	kUSD		0	0	220	220	220	330	330	330	330	3,460	567	2,624
Net Cash Flow	(real)	kUSD		-40,453	152,468	137,927	56,957	13,748	2,115	77,470	-79,621	5,876	91,117	61,492	143,467
Cumulative Cash Flow	(real)	kUSD		-40,453	112,015	249,942	306,899	320,648	322,763	400,232	320,611	326,488	417,605	479,097	622,564
Discount Factor at	8.0%		1.00	1.00	0.93	0.86	0.79	0.74	0.68	0.63	0.58	0.54	0.50	0.46	0.43
Present Value of Cashflow				-40,453	141,174	118,250	45,215	10,105	1,439	48,819	-46,458	3,175	45,581	28,483	61,531
Cumulative NPV @ 8%				-40,453	100,721	218,971	264,186	274,291	275,731	324,550	278,092	281,266	326,848	355,330	416,861
Discount Factor at	10.0%		1.00	1.00	0.91	0.83	0.75	0.68	0.62	0.56	0.51	0.47	0.42	0.39	0.35
Present Value of Cashflow				-40,453	138,608	113,989	42,793	9,390	1,313	43,730	-40,858	2,741	38,642	23,708	50,284
Cumulative NPV @ 10%				-40,453	98,154	212,143	254,936	264,327	265,640	309,369	268,511	271,253	309,895	333,603	383,888
Discount Factor at	12.0%		1.00	1.00	0.89	0.80	0.71	0.64	0.57	0.51	0.45	0.40	0.36	0.32	0.29
Present Value of Cashflow				-40,453	136,133	109,955	40,541	8,737	1,200	39,249	-36,016	2,373	32,858	19,799	41,243
Cumulative NPV @ 12%				-40,453	95,679	205,634	246,175	254,912	256,112	295,361	259,344	261,718	294,575	314,374	355,618

ITEM	Y13 Jan 2024	Y14 Jan 2025	Y15 Jan 2026	Y16 Jan 2027	Y17 Jan 2028	Y18 Jan 2029	Y19 Jan 2030	Y20 Jan 2031	Y21 Jan 2032	Y22 Jan 2033	Y23 Jan 2034	Y24 Jan 2035	Totals/
QUANTITIES													
Waste	54,500	53,000	48,500	45,500	31,200	24,200	21,500	16,029	0	0	0	0	1,060,429
Coal Mined	9,000	9,000	9,000	9,000	9,000	9,000	9,000	8,052	0	0	0	0	175,652
Total Product Coal	7,636	7,783	7,636	7,692	7,606	7,743	7,941	7,179	0	0	0	0	148,481
REAL													
PROFIT & LOSS													
Total Revenue	734,842	756,521	740,710	744,535	730,635	743,370	754,901	679,451	0	0	0	0	13,909,837
less Operating Costs	568,740	521,762	499,084	495,414	431,482	392,304	377,407	325,524	11,102	11,098	95	0	9,826,842
less Salvage Balancing Adjustment	-0	-0	-0	-0	-0	-0	-0	-0	-0	-0	-0	0	0
Profit Before Depreciation	165,902	234,759	241,625	249,122	299,153	351,067	377,493	353,927	-11,102	-11,098	-95	0	4,082,995
less Depreciation Allowance	45,379	37,402	28,862	20,588	18,186	9,832	8,545	7,847	4,831	3,958	2,550	0	556,958
Profit Before Tax	120,523	197,358	212,763	228,534	280,966	341,235	368,948	346,080	-15,933	-15,055	-2,645	0	3,526,037
losses carried forward	0	0	0	0	0	0	0	0	0	-15,933	-30,988	-33,634	-323,899
Tax Rate (<=38bn MNT)	10%	10%	10%	10%	10%	10%	10%	10%	0%	0%	0%	0%	
Tax Payable (<=38bn MNT)	12,052	19,736	21,276	22,853	28,097	34,123	36,895	34,608	0	0	0	0	355,987
Tax Rate (>38bn MNT)	25%	25%	25%	25%	25%	25%	25%	25%	0%	0%	0%	0%	
Tax Payable (>38bn MNT)	29,579	48,788	52,639	58,582	69,690	84,757	91,686	85,968	0	0	0	0	879,991
VAT	52,205	47,025	44,537	44,312	37,837	33,820	32,360	27,556	1,100	1,100	0	0	939,538
VAT Refund	-51,140	-52,205	-47,025	-44,537	-44,312	-37,837	-33,820	-32,360	-27,556	-1,100	-1,100	0	-939,538
Tax Payable	42,697	63,343	71,428	79,210	91,312	114,863	127,121	115,773	-26,456	0	-1,100	0	1,235,958
Profit After Tax	77,826	134,015	141,335	149,324	189,655	226,371	241,828	230,307	10,523	-15,055	-1,545	0	2,290,079
CASH FLOW													
Profit Before Depreciation	165,902	234,759	241,625	249,122	299,153	351,067	377,493	353,927	-11,102	-11,098	-95	0	4,082,995
less Tax Payable	42,697	63,343	71,428	79,210	91,312	114,863	127,121	115,773	-26,456	0	-1,100	0	1,235,958
less Working Capital Movement	237	-3,802	-1,752	-281	-4,926	-3,003	-1,138	-4,026	-25,513	0	-846	-8	0
less Capital	10,508	7,188	3,829	5,059	2,200	2,200	3,383	2,200	0	0	0	0	652,048
plus Salvage Values	9,326	9,851	9,700	2,888	9,503	1,769	995	2,838	457	1,051	499	37,583	95,091
Net Cash Flow	121,786	177,682	178,020	168,022	220,070	238,775	249,122	242,818	41,325	-10,047	2,350	37,591	2,290,079
Cumulative Cash Flow	744,350	922,032	1,100,052	1,268,075	1,488,144	1,726,919	1,976,041	2,218,859	2,260,184	2,250,138	2,252,488	2,290,079	
Discount Factor at 8.0%	0.40	0.37	0.34	0.32	0.29	0.27	0.25	0.23	0.21	0.20	0.18	0.17	
Present Value of Cashflow	48,363	65,333	60,609	52,968	64,236	64,533	62,343	56,264	8,866	-1,996	432	6,402	905,215
Cumulative NPV @ 8%	465,224	530,557	591,166	644,134	708,370	772,903	835,246	891,510	900,376	898,380	898,813	905,215	
Discount Factor at 10.0%	0.32	0.29	0.26	0.24	0.22	0.20	0.18	0.16	0.15	0.14	0.12	0.11	
Present Value of Cashflow	38,805	51,468	46,878	40,223	47,894	47,240	44,807	39,703	6,143	-1,358	289	4,198	750,177
Cumulative NPV @ 10%	422,692	474,160	521,039	561,262	609,156	656,396	701,203	740,905	747,048	745,690	745,979	750,177	
Discount Factor at 12.0%	0.26	0.23	0.20	0.18	0.16	0.15	0.13	0.12	0.10	0.09	0.08	0.07	
Present Value of Cashflow	31,259	40,720	36,426	30,697	35,898	34,776	32,398	28,193	4,284	-930	194	2,774	632,306
Cumulative NPV @ 12%	386,877	427,597	464,024	494,721	530,619	565,395	597,791	625,984	630,268	629,338	629,532	632,306	

IRR (Real)	%	362.3%					
NPV (Real)	kUSD	8.0%	905,215	10.0%	750,177	12.0%	632,306

minarco mineconsult

Client	ALUMINUM CORPORATION OF CHINA LIMITED	Job No. ADV-MN-00064
Project	OVOOT TOLGOI	Date : May 2012
Figure	SUMMARY OF NET PRESENT VALUE	TABLE No. C5

SouthGobi Resources

Contents

ROMA

Unit 3806, 38/F, China Resources Building
26 Harbour Road, Wan Chai, Hong Kong
Tel (852) 2529 6878 Fax (852) 2529 6806
E-mail info@roma-international.com
http:// www.roma-international.com

8 June 2012

Aluminum Corporation of China Limited
Unit 3103, 31st Floor,
Office Tower, Convention Plaza,
1 Harbour Road,
Wanchai, Hong Kong

Case Ref: AK/NRPPA892/APR12(a)

Dear Sir/Madam,

Re: Valuation of the Two Mines Owned by SouthGobi Resources Ltd.

SUMMARY

In accordance with the instructions from Aluminum Corporation of China Limited (hereinafter referred to as the "Company"), we have performed a valuation of the two mines located at Mongolia (collectively referred to as the "Mines"), namely Ovoot Tolgoi Mine (hereinafter referred to as "Mine 1") and Soumber Deposit (hereinafter referred to as "Mine 2"), owned by SouthGobi Resources Ltd. (hereinafter referred to as the "Business Enterprise") as at 19 March 2012 (hereinafter referred to as the "Date of Valuation"). The Business Enterprise holds mining and mineral exploration licences in Mongolia. According to the Company's announcement dated 2 April 2012, the Company proposed to acquire up to (but not more than) 60%, but not less than 56% of the issued and outstanding common shares of the Business Enterprise by way of a partial offer.

This report states the purpose of valuation, scope of work, economic and industry overviews, overviews of the Business Enterprise and the Mines, basis of valuation, investigation and analysis, valuation methodology, major assumptions, risk factors, information reviewed, limiting conditions, references and presents our opinion of values. Photos of the Mines and abbreviations and glossary are included in appendix I and appendix II respectively.

This report has been prepared in accordance with the guidelines set by the Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports ("VALMIN Code") established by the VALMIN Committee in Australia in 2005.

The Business Enterprise is a publicly listed company incorporated in Canada with its shares listed on the Toronto Stock Exchange (Stock code: SGQ.TSX) and the Stock Exchange of Hong Kong Limited (Stock code: 1878.HK). The Business Enterprise, together with its subsidiaries, is an integrated coal mining, development and exploration company. The Business Enterprise owns two major coal projects in Mongolia: Mine 1 which comprises an open pit producing coal mine and an underground deposit, and Mine 2. In addition to Mine 1 and Mine 2, the Business Enterprise holds Zag Suuj deposit and Tsagaan Tolgoi deposit (hereinafter respectively referred to as "Mine 3" and "Mine 4"). As advised by the management of the Business Enterprise, Mine 3 is a relatively early stage project and no pre-feasibility studies have been conducted to determine its economic viability. Therefore, there is insufficient operational and technical information to form a fair market value opinion on Mine 3. Moreover, the Business Enterprise has entered an agreement to sell Mine 4 to Modun Resources Limited. The transaction is subject to certain terms and conditions, and is expected to be completed by 31 December 2012, according to the management of the Business Enterprise. Therefore, Mine 4 has not been included in this valuation.

According to the independent technical review on Mine 1, Mine 2 and Mine 3 (hereinafter referred to as the "Competent Person's Report") prepared by Minarco-MineConsult (hereinafter referred to as the "Technical Consultant"), the reserve and resource estimates of coal estimated in relation to the Mines were respectively as follows:

Reserve Estimate of Mine 1 as at 31 October 2011

Deposit	Seam	Proven		Probable		TOTAL	
		Mt	Ash (%)	Mt	Ash (%)	Mt	Ash (%)
Sunset	10	5.9	21.4	1.5	25.1	7.4	22.3
	9	15	19.2	5.2	21.3	20.3	19.9
	8	3.9	21.1	1.4	25.3	5.3	21.1
	5U	17.1	7.6	14	14.6	31.1	11.5
	5L	5.6	13.2	9.3	17.3	15	16
	TOTAL	**47.6**	**14.4**	**31.4**	**17.7**	**79.1**	**16.2**
Sunrise	7L/6U/6L	6.8	15	8.3	15.5	15.1	15.3
	5U2	19.7	13.7	9.1	14.7	28.8	14
	5U1	5.3	16.1	1.8	15.5	7.1	15.9
	5L2	26.4	12.9	4.6	14.6	30.9	13.3
	5L1	13.2	14.6	1.4	18.1	14.7	15
	TOTAL	**71.5**	**13.9**	**25.1**	**15.1**	**96.6**	**14.3**
GRAND TOTAL		**119.1**	**14.1**	**56.5**	**16.5**	**175.7**	**15.1**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Resource Estimate of Mine 1 as at 31 October 2011

Field	Type	Seam Group	Measured Mt	Indicated Mt	Inferred Mt
Sunset	Surface (depth < 300m)	10	8.8	2.4	1
		9	20.9	6.2	3
		8	5.1	1.7	1
		5U	17.4	15.1	4
		5L	5.5	10.0	5
		TOTAL	**57.8**	**35.5**	**15**
	Underground (depth 300m – 600m)	5U	47.4	10.9	9
		5L	3.8	9.5	16
		TOTAL	**51.2**	**20.4**	**25**
Sunrise	Surface (depth < 300m)	7L/6U/6L	7.3	8.3	4
		5U3/5U2	21.8	9.4	4
		5U1/5U0	6.3	2.1	1
		5L2	27.2	3.7	0
		5L1/5L0	12.8	0.9	0
		TOTAL	**75.5**	**24.4**	**9**
	Underground (depth 300m – 600m)	5U3/5U2	0.02	0.9	4
		5U1/5U0	0.1	0.8	1
		5L2	5.7	11.5	19
		5L1/5L0	8.9	9.9	13
		TOTAL	**14.6**	**22.9**	**37**
GRAND TOTAL	**Surface (depth < 300m)**		**133.3**	**59.9**	**24**
	Underground (depth 300m – 600m)		**65.8**	**43.3**	**62**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Resource Estimate of Mine 2 as at 25 January 2012

Area	Seam Group	Measured Mt	Indicated Mt	Inferred Mt
Surface (depth < 300m)				
Central Soumber	5	4.6	13.7	2
	4	5.8	1.9	2
	3	3.8	2.1	1
	2	12.2	3.3	2
	1	1.6	1.9	2
	0	2.8	3.4	2
	TOTAL	**30.8**	**16.3**	**11**
East Soumber	5	0.0	0.0	0
	4	0.0	0.0	1
	3	0.0	4.0	3
	2	16.9	11.1	5
	1	0.0	0.0	0
	TOTAL	**16.9**	**15.1**	**10**
Biluut	2U	0.6	4.2	5
	2L	4.9	16.4	3
	1U	0.0	0.0	0
	1L1	4.8	11.8	3
	TOTAL	**10.2**	**32.4**	**11**
South Biluut	2U	0.0	0.0	0
	2L	0.0	0.0	0
	TOTAL	**0.0**	**0.0**	**0**
Jargalant	3U	0.0	2.2	1
	3L	0.0	0.0	1
	2U	0.0	0.0	0
	2L	0.0	7.0	5
	1L1	0.0	1.3	3
	TOTAL	**0.0**	**10.5**	**10**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Area	Seam Group	Measured Mt	Indicated Mt	Inferred Mt
Underground (depth 300m – 600m)				
Biluut	2U	0.0	0.0	1
	2L	0.0	0.3	6
	1U	0.0	0.0	0
	1L1	0.0	1.8	5
	TOTAL	**0.0**	**2.1**	**12**
South Biluut	2U	0.0	0.3	8
	2L	0.0	2.0	11
	1U	0.0	0.0	0
	1L1	0.0	0.2	5
	TOTAL	**0.0**	**2.5**	**25**
Jargalant	2L	0.0	0.4	2
	1L1	0.0	0.1	1
	TOTAL	**0.0**	**0.5**	**3**
Grand Total				
Central Soumber		30.8	16.3	11
East Soumber		16.9	15.1	10
Biluut		10.2	34.4	23
South Biluut		0.0	2.5	25
Jargalant		0.0	11.0	14
TOTAL		**57.9**	**79.3**	**83**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Resource Estimate of Mine 3 as at 31 December 2011

Seam Group	Indicated Mt	Inferred Mt
D	0.0	0
C	0.0	20
B4	4.8	19
B3	11.0	26
B2	1.2	0
B1	0.0	0
A	0.0	1
TOTAL	**17.0**	**66**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

The estimates of reserves and resources provided in the Competent Person's Report are current as of the date on the cover page of that report. According to the opinion of the Technical Consultant, those estimates which are dated prior to 6 months from this date are still valid as no material change has occurred since this date.

Our investigations included discussions with members of the management of the Company and the Business Enterprise in relation to the development and prospects of the coal mining industry in Mongolia, China and worldwide, and the development, operations and other relevant information of the Business Enterprise and the Mines. In addition, we have made relevant inquiries and obtained further information and statistical figures regarding the coal mining industry from external public sources as we considered necessary for the purpose of the valuation.

As part of our analysis, we have reviewed such financial information and other pertinent data concerning the Business Enterprise and the Mines provided to us by the management of the Company and the Business Enterprise and have considered such information and data as attainable and reasonable. We have also consulted other sources of financial and business information. We also relied upon the information provided by and the parameters advised by the Technical Consultant, who has conducted site visits to the Mines.

The valuation of the Mines requires consideration of all pertinent factors, which may or may not affect the operation of the business and its ability to generate future investment returns. In the process of valuing the Mines, we have taken into account of the operations, performance and financial information of the Business Enterprise. We have considered the adoption of the Income-Based Approach in arriving at the fair market values of the Mines.

Based on the investigation and analysis conducted, the valuation method employed, and the sensitivity analyses performed, the fair market values of the Mines as at the Date of Valuation, in our opinion, were reasonably stated as follows:

Fair Market Values of the Mines as at 19 March 2012

	Range	Preferred Value
	US$	*US$*
Ovoot Tolgoi Mine ("Mine 1"):	780,000,000 to 938,000,000	853,000,000
Soumber Deposit ("Mine 2"):	507,000,000 to 656,000,000	576,000,000
Aggregate Fair Market Value of the Mines:	**1,287,000,000 to 1,594,000,000**	**1,429,000,000**

1. PURPOSE OF VALUATION

This report is prepared solely for the use of the directors and management of the Company. The Company is a public company listed on the New York Stock Exchange (Stock code: ACH.US), the Stock Exchange of Hong Kong Limited (Stock code: 2600.HK) and the Shanghai Stock Exchange (Stock code: 601600.SH) respectively. In addition, Roma Appraisals Limited (hereinafter referred to as "Roma Appraisals") acknowledges that this report may be made available to the Company for public documentation purpose and included in the Company's circular only.

Roma Appraisals assumes no responsibility whatsoever to any person other than the Company in respect of, or arising out of, the contents of this report. If others choose to rely in any way on the contents of this report they do so entirely at their own risk.

2. SCOPE OF WORK

Our valuation conclusion is based on the assumptions stated herein and the information provided by the management of the Company, the management of the Business Enterprise and/or its representative(s) (together referred as the "Management").

In preparing this report, we have had discussions with the Management and the Technical Consultant in relation to the development and prospect of the coal mining industry, the development, operations and other relevant information of the Business Enterprise and the Mines. As part of our analysis, we have reviewed such financial information and other pertinent data concerning the Business Enterprise and the Mines provided to us by the Management and have considered such information and data as attainable and reasonable.

We have no reason to believe that any material facts have been withheld from us. However, we do not warrant that our investigations have revealed all of the matters which an audit or more extensive examination might disclose.

3. ECONOMIC OVERVIEW

3.1. Overview of the Economy in Mongolia

Economic activity in Mongolia was traditionally based on herding and agriculture. The discovery of extensive mineral deposits has attracted foreign investors and the country, through its mining boom, underwent an economic transformation. Mongolia contains copper, gold, coal, molybdenum, fluorspar, uranium, tin, and tungsten deposits which account for a large part of foreign direct investment and government revenues. The nominal Gross Domestic Products ("GDP") of Mongolia in 2011 was US$7.8 billion, a 16.2% increase over 2010. The five-year compound annual growth rate of nominal GDP of Mongolia reached 16.3%, indicating a strong economic growth in recent years. Figure 1 depicts Mongolia's nominal GDP from 2007 to 2011.

Figure 1 – Mongolia's Nominal Gross Domestic Product from 2007 to 2011


billion US$
9
8
7
6
5
4
3
2
1
0
2007
2008
2009
2010
2011

Source: National Statistical Office of Mongolia

3.2. Inflation in Mongolia

According to the International Monetary Fund ("IMF"), inflation in Mongolia was high in recent years. The inflation rate reached 26.8% in 2008. Inflation decreased in the following year to 6.3%. The rate stayed around 10% in 2010 and 2011. According to the IMF, inflation is forecast to remain high in the next few years, with the expected inflation rate being 12.5% and 13.6% in 2012 and 2013 respectively. The rate is expected to fall slowly to 7.0% in 2017. Figures 2 and 3 show the historical trend of Mongolia's inflation rate from 2002 to 2011 and the forecast inflation rate from 2012 to 2017 respectively.

Figure 2 – Mongolia's Inflation Rate from 2002 to 2011


%
30
25
20
15
10
5
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Source: International Monetary Fund

Figure 3 – Mongolia's Forecast Inflation Rate from 2012 to 2017


%
16
14
12
10
8
6
4
2
0
2011 Actual
2012 Forecast
2013 Forecast
2014 Forecast
2015 Forecast
2016 Forecast
2017 Forecast

Source: International Monetary Fund

3.3. Overview on the Economy in China

According to the National Bureau of Statistics of China, the nominal GDP in the first quarter of 2012 was RMB 10,799.5 billion, an increase of 8.1% over the previous year. China was the third largest economy in the world, ranked after the European Union and the United States, in terms of nominal GDP measured by the IMF in 2010. Despite the global financial crisis in late 2008, the Chinese economy continued to be supported by the Chinese government through spending in infrastructure and real estates.

Throughout 2009, the global economic downturn reduced foreign demand for Chinese exports for the first time in many years. The government vowed to continue reforming the economy and emphasized the need to increase domestic consumption in order to make China less dependent on foreign exports. China economy rebounded quickly in 2010, outperforming all other major economies with robust GDP growth and the economy remained in strong growth in 2011.

Over the past decade from 2002 to 2011, compound annual growth rate of China's nominal GDP was 15.7% and in the government's latest plan, it is targeted to grow at 7% for the period from 2011 to 2015. Figure 4 further illustrates the nominal GDP of China from 2007 to 2011.

Figure 4 – China's Nominal Gross Domestic Product from 2007 to 2011


billion RMB
50,000
45,000
40,000
35,000
30,000
25,000
20,000
15,000
10,000
5,000
0
26,581.0
31,404.5
34,090.3
40,120.2
47,156.4
2007
2008
2009
2010
2011

Source: National Bureau of Statistics of China

3.4. Inflation in China

Tackling inflation problem has long been the top priority of the Chinese government as high prices are considered as one of the causes of social unrest. For such a fast-growing economy, the middle-class' demand for food and commodities has been rising continuously. Inflation in China has been driven mainly by food prices, which have been stayed high in 2011. The consumer price index demonstrated an uptrend in the first half of 2011. Thanks to the government's policies in suppressing commodity prices, the inflation slowed in the second half of 2011. Figure 5 shows the year-over-year change in consumer price index of China from January 2011 to March 2012.

Figure 5 – Year-over-year Change in China's Consumer Price Index from January 2011 to March 2012


%
7
6
5
4
3
2
1
0
Jan 11
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 12
Feb
Mar

Source: Bloomberg

China's inflation rate was volatile during the past decade. According to the IMF, the average inflation rate in China increased sharply from 1.5% in 2006 to 4.8% in 2007 and 5.9% in 2008, and then dropped drastically to -0.7% in 2009. The inflation rate rebounded in 2010 to 3.3%. The inflation rate continued to rise in 2011 and reached 5.4%. According to the forecast by the IMF, the long-term inflation rate of China is expected to be around 3%. Figure 6 shows the historical trend of China's inflation rate from 2002 to 2011.

Figure 6 – China's Inflation Rate from 2002 to 2011


%
7
6
5
4
3
2
1
0
-1
-2
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Source: International Monetary Fund

4. INDUSTRY OVERVIEW

4.1. Worldwide Coal Industry

4.1.1. Overview

Being one of the major fuels in producing energy, coal demand has been experiencing a rapid continuous growth since 1980s. Coal has many important uses worldwide. The most significant uses are in electricity generation, steel production, cement manufacturing and as a liquid fuel, in which coal is fueling about 40% of the world's electricity.

Coal is mainly used as a fossil fuel to produce electricity and heat through combustion. There are various types of coal existing, which are dependent on the degree of change undergone by the coal as it matures from its lowest form, to its highest form in terms of carbon content through the process called coalification.

4.1.2. World Coal Production

While coal is discovered on every single continent on earth, reserves are predominantly found in China, the United States, India, Australia and Indonesia. The total world production of coal was about 7,985 million short tons in 2010. Amongst those, China produced about 3,523 million short tons; while the United States produced about 1,085 million short tons. China and the United States have already accounted for over 50% of the world's coal production in 2010. Figure 7 illustrates the top ten coal producing countries in 2010.

Figure 7 – Top Ten Coal Producing Countries in 2010


million short tons
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
China
United States
India
Australia
Indonesia
Russia
South Africa
Germany
Poland
Kazakhstan

Source: United States Energy Information Administration

According to the estimates made by the United States Energy Information Administration ("EIA"), about 67% of the increase in world coal production occurs in China, where output will rise by 45.4 quadrillion British thermal unit ("Btu") from 2008 to 2035. This is based on the assumption that much of the demand for coal in China will continue to be met by domestic production. Other substantial increases in regional coal production from 2008 to 2035 include 6.5 quadrillion Btu in Australia/New Zealand (representing about 9% of the increase in world coal production), 4.5 quadrillion Btu in India, 4.5 quadrillion Btu in non-Organization for Economic Co-operation and Development ("OECD") Asia excluding China and India, 3.6 quadrillion Btu in Africa, 2.7 quadrillion Btu in the United States, and 2.5 quadrillion Btu in Central and South America.

Most of the growth in coal production in Australia/New Zealand and other Central and South American countries is based on continuing increases in coal exports, whereas the growth in Africa and non-OECD Asia (excluding China and India) is attributed to both rising levels of coal consumption and increasing exports. For the United States, growth in coal production is a result primarily of an increase in domestic coal consumption. Figure 8 shows the forecast on world coal production from 2015 to 2035.

Figure 8 – Forecast on World Coal Production from 2015 to 2035 (in quadrillion Btu)

			Year		
Country	**2015**	**2020**	**2025**	**2030**	**2035**
China	76.8	81.4	91.5	100.9	107.6
United States	21.5	22.4	24.5	25.3	26.5
Australia/New Zealand	11.1	11.3	12.3	14.1	15.6
India	9.3	9.8	10.9	12.3	13.8
Russia	6.7	6.7	6.7	7.0	7.6
Other Countries	32.1	33.3	34.4	35.9	39.0
Total World	157.5	164.9	180.3	195.5	210.1

Source: United States Energy Information Administration

4.1.3. World Coal Consumption

When the prices of gas and oil are on upward trends, coal is a lower-cost substitute to these fuels. The total world consumption of coal is about 7,995 million short tons in 2010. China and the United States are the two highest coal consuming countries in 2010, followed by India and Russia. The four countries have already accounted for over 70% of global coal consumption. In 2010, China consumed about 3,695 million short tons of coal; while the United States consumed about 1,048 million short tons. Figure 9 illustrates the top ten coal consuming countries in 2010.

Figure 9 – Top Ten Coal Consuming Countries in 2010


million short tons
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
China
United States
India
Russia
Germany
South Africa
Japan
Poland
Australia
Korea, South

Source: United States Energy Information Administration

According to the estimation of the EIA, without prospective greenhouse gas reduction policies, the world coal consumption will increase by 50%, from 139 quadrillion Btu in 2008 to 209 quadrillion Btu in 2035. Although world coal consumption is expected to increase at an average rate of 1.5% per year from 2008 to 2035, the growth rates by region are uneven, with total coal consumption for OECD countries remaining near 2008 levels and coal consumption in non-OECD countries increasing at a pace of 2.1% per year. As a result, increased use of coal in non-OECD countries is expected to account for nearly all the growth in world coal consumption over the projected period. Figure 10 shows the forecast on world coal consumption from 2015 to 2035.

Figure 10 – Forecast on World Coal Consumption from 2015 to 2035 (in quadrillion Btu)

	Year				
Country	**2015**	**2020**	**2025**	**2030**	**2035**
China	80.7	85.5	96.4	106.5	113.6
United States	19.7	20.8	22.6	23.4	24.3
India	12.4	13.6	15.3	17.3	19.5
Japan	4.6	4.4	4.2	4.0	3.8
Russia	4.5	4.3	4.3	4.5	4.9
Other Countries	35.4	36.0	36.9	39.0	43.0
Total World	157.3	164.6	179.7	194.7	209.1

Source: United States Energy Information Administration

4.1.4. Coal's Share of World Energy Consumption

China and India are projected to have strong economic growth, and such increase in their demand for energy is expected to be met by coal, particularly in the industrial and electricity sectors. According to the EIA, China's use of coal in the electricity sector is projected to increase from 28.7 quadrillion Btu in 2008 to 63.4 quadrillion Btu in 2035, at an average rate of 3.0% per year.

4.1.5. Global Coal Reserves

According to the EIA, total recoverable reserves of coal around the world are estimated at 948 billion tonnes, reflecting a current reserves-to-production ratio of 126 years. Although coal deposits are widely distributed, 79% of the world's recoverable reserves are located in five regions: the United States, Russia, China, non-OECD Europe and Eurasia outside of Russia, and Australia/New Zealand.

4.2. Mongolia Coal Industry

4.2.1. Overview

Substantial proven reserves of coal in Mongolia, together with its close proximity to China, make Mongolia a growing force in the global coal market. There are dozens of coal mines in Mongolia, with an estimated potential coal reserve of 175 billion metric tonnes. Most of the reserves though are proven, have not been developed due to lack of infrastructure.

Infrastructure to access coal resources in Mongolia is developing rapidly in China in recent years. Railway line has been built to the Ceke border point, with automated railcar coal loading facility. The Mongolian government also plans to build a railway network capable of delivering its surging coal output to foreign markets.

4.2.2. Mongolia Coal Production

According to the EIA, the production of coal in Mongolia was 28 million short tons in 2010, a 75% increase over 2009. Production growth was strong over the five-year period between 2006 and 2010, with a five-year compound annual growth rate of 33%. Figure 11 shows the coal production of Mongolia from 2006 to 2010.

Figure 11 – Mongolia's Coal Production from 2006 to 2010


million short tons
30
25
20
15
10
5
0
2006
2007
2008
2009
2010

Source: United States Energy Information Administration

4.2.3. Mongolia Coal Consumption

According to the EIA, Mongolia's coal consumption in 2010 was 9 million short tons, representing a 28% increase over 2009. Consumption grew steadily over the five-year period between 2006 and 2010, with a five-year compound annual growth rate of 10%. Figure 12 shows the coal consumption of Mongolia from 2006 to 2010.

Figure 12 – Mongolia's Coal Consumption from 2006 to 2010


million short tons
10
9
8
7
6
5
4
3
2
1
0
2006
2007
2008
2009
2010

Source: United States Energy Information Administration

4.3. China Coal Industry

4.3.1. Overview

According to the BP Statistical Review of World Energy published in June 2011, China is both the largest consumer and producer of coal in the world. China is abundant in coal reserves and is the third-largest in the world. It holds an estimated of 114.5 billion short tons of recoverable coal reserves at the end of 2010, which is about 13% of the world's total reserves.

There are 27 provinces in China that produce coal. Northern China, especially Shanxi Province and Inner Mongolia, contains most of China's easily accessible coal mines. China's coal industry has traditionally been fragmented among large state-owned coal mines, local state-owned coal mines, and thousands of town and village coal mines. The top three state-owned coal companies produce less than 15% of the domestic coal.

China is becoming increasingly open to foreign investment in the coal sector, particularly in an effort to modernize existing large-scale mines and introduce new technologies into China's coal industry. These include coal liquefaction, coal bed methane production, and slurry pipeline transportation projects.

4.3.2. China Coal Production

China was the largest coal producing country in the world in 2010. According to the EIA, the production of coal in China was 3,523 million short tons in 2010, a 9% increase over 2009. Production growth was steady over the five-year period between 2006 and 2010, with a five-year compound annual growth rate of 8%. Figure 13 shows the coal production of China from 2006 to 2010.

Figure 13 – China's Coal Production from 2006 to 2010


million short tons
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
2009
2010

Source: United States Energy Information Administration

4.3.3. *China Coal Consumption*

China was the largest coal consumer of the world in 2010. According to the EIA, China's coal consumption in 2010 was 3,695 million short tons, representing a 16% increase over 2009. Consumption grew steadily over the five-year period between 2006 and 2010, with a five-year compound annual growth rate of 10%. Figure 14 shows the coal consumption of China from 2006 to 2010.

Figure 14 – China's Coal Consumption from 2006 to 2010


million short tons
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
2006
2007
2008
2009
2010

Source: United States Energy Information Administration

4.3.4. *Coal Price in China*

China is taking measures to restrict coal prices after seeing the benchmark coal cost reach a three-year high in November 2011. The National Development and Reform Commission ("NDRC") controls FOB prices under the level of RMB 800 per tonne at the country's coal benchmarks with a heating value of 5,500 kcal/kg, effective from 1 January 2012. The short-term coal price cap is to limit the surge in coal prices, which leads to cuts in power generation by power plants to prevent larger losses.

Qinhuangdao 6,000 kcal/kg FOB steam coal spot price, one of the benchmark coal prices used in China, was volatile during 2011. As driven by strong domestic demand from electricity generation, the coal price was above RMB 900 per tonne almost every month in 2011. Government intervention, such as freezing contract coal prices and placing spot price cap, was introduced to limit the price. Figures 15 and 16 show the yearly and monthly spot prices of Qinhuangdao 6,000 kcal/kg FOB steam coal respectively.

Figure 15 – Yearly Qinhuangdao 6,000 kcal/kg FOB Steam Coal Spot Prices from 2002 to 2011


RMB/tonne
1,200
1,000
800
600
400
200
0
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011

Source: Bloomberg

Figure 16 – Monthly Qinhuangdao 6,000 kcal/kg FOB Steam Coal Spot Prices from January 2011 to February 2012


RMB/tonne
1,000
980
960
940
920
900
880
860
840
Jan 11
Feb
Mar
Apr
May
Jun
Jul
Aug
Sep
Oct
Nov
Dec
Jan 12
Feb

Source: Bloomberg

5. THE BUSINESS ENTERPRISE AND THE MINES

5.1. Overview of the Business Enterprise

The Business Enterprise is a publicly listed company incorporated in Canada with its shares listed on the Toronto Stock Exchange (Stock code: SGQ.TSX) and the Stock Exchange of Hong Kong Limited (Stock code: 1878.HK). The Business Enterprise, together with its subsidiaries, is an integrated coal mining, development and exploration company. The Business Enterprise owns three major coal projects in Mongolia: Mine 1 which comprises an open pit producing coal mine and an underground deposit, Mine 2 and Mine 3. Mine 1 is producing and selling coal to customers in China and the Business Enterprise plans to supply a wide range of coal products to markets in Asia.

5.2. Overview of Mine 1, Mine 2 and Mine 3

5.2.1. Ovoot Tolgoi Mine ("Mine 1")

Mine 1 is located in south-central Mongolia. It is approximately 45 kilometres north of the Mongolia-China border and the Ceke border crossing. The region experiences a continental desert climate which allows for year-round mining operations. Mine 1 is accessible with four-wheel-drive vehicles, and a rail line connects the Ovoot Tolgoi area with the interior of China.

A mining licence with licence number 12726A was granted to the Business Enterprise on 20 September 2007 for the development of the Ovoot Tolgoi open-pit coal mine. The validity of the licence is 30 years with an area of 9,312.27 hectares. The licence is adjacent to the mining licence held by Mongolyn Alt Corporation (hereinafter referred to as "MAK"). The coal deposits extend across the lease boundary. The Business Enterprise and MAK have a Memorandum of Understanding dated 24 May 2007 covering mining across the lease boundary.

The important details of the mining licence of Mine 1 are as follows:

Licence Number	:	12726A
Licence Type	:	Mining licence
Inception Date	:	11 September 2007
Expiry Date	:	2037
Area Hectares	:	9,312.27
Mineral Interest	:	100% coal

The Sunset field occupies the area southwest of the MAK licence boundary and encompasses the Ovoot Tolgoi surface mine operation, whilst the underground resource area is the down dip extension of the Sunset field. The Sunrise field occupies the area southeast of the MAK licence area.

The coal rank in Mine 1 licence area is high volatile B to high volatile A bituminous, based on the ASTM D388 standard. High volatile B and A bituminous coals are hard black coals. High volatile B produces between 7,212 kcal/kg to 7,785 kcal/kg and high volatile A produces greater than 7,785 kcal/kg heat output. Free Swelling Index ("FSI") ranges in values from non-coking (less than 2) to coking (greater than 4). A summary of the coal quality for the Sunset and Sunrise fields is presented as follows:

Seam	Total Moisture % ar	Inherent Moisture % ad	Ash % ad	Volatile Matter % ad	Total Sulphur % ad	Calorific Value Kcal/kg ad	Free Swell Index	Relative Density
Sunset Field								
10	5.2	1.2	19.7	31.8	1.25	6,273	2.8	1.46
9	5.3	1.2	20.5	31.1	1.28	6,290	3.5	1.45
8	6.1	1.1	19.7	30.3	1.09	6,451	4.2	1.44
5U	4.1	1.0	12.1	31.0	0.78	7,100	3.6	1.38
5L	3.0	0.7	13.3	32.0	1.01	7,060	4.6	1.38
Sunrise Field								
570	8.4	1.7	18.6	31.2	1.17	6,385	3.0	1.40
5U2	9.2	1.1	14.9	30.5	1.15	6,740	2.2	1.42
5U1	6.8	0.9	13.0	31.9	0.87	6,975	2.1	1.40
5L2	7.8	1.2	12.7	32.2	1.02	6,810	3.2	1.37
5L1	8.1	1.2	14.9	30.7	0.92	6,767	3.0	1.40

Source: Competent Person's Report

5.2.2. Soumber Deposit ("Mine 2")

Mine 2, comprising the Soumber, Biluut and Jargalant fields, is located in south-central Mongolia, approximately 45 kilometres north of the Mongolia-China border. The region experiences a continental desert climate, which allows for year-round mining operations. Mine 2 is accessible with four-wheel-drive vehicles. The railroad terminus 45 kilometres south of Mine 1 provides a connection to the Chinese rail network.

Exploration licences with licence numbers MEL9443X and MEL9449X were transferred to the Business Enterprise from Ivanhoe Mines Ltd. ("IMMI"), the parent company of the Business Enterprise, on 22 February 2007. In 2011, part of the exploration licence with licence number MEL9443X, which covers East Soumber and Biluut fields, was converted into mining licence with licence number MV-016869. The Business Enterprise has also submitted a mining licence application for the part of MEL9443X that covers Central Soumber. The Business Enterprise has applied to receive pre-mining agreement ("PMAs") from the Mineral Authority of Mongolia, which allows the expiration licences to be extended to perform activities including additional exploration, pre-feasibility studies and certain development work.

The important details of the mining and exploration licences of Mine 2 are as follows:

Licence Number	:	MV-016869
Licence Type	:	Mining licence
Inception Date	:	28 December 2011
Expiry Date	:	28 December 2014
Area Hectares	:	10,985.82
Mineral Interest	:	100% coal

Licence Number	:	9443X
Licence Type	:	Mineral Exploration Licence
Inception Date	:	28 December 2002
Expiry Date	:	28 December 2011, pending application for Pre-Mining Agreement with the Mineral Authority of Mongolia
Area Hectares	:	23,970.2
Mineral Interest	:	100% coal

Licence Number	:	9449X
Licence Type	:	Mineral Exploration Licence
Inception Date	:	28 December 2002
Expiry Date	:	28 December 2011, pending application for Pre-Mining Agreement with the Mineral Authority of Mongolia
Area Hectares	:	168,538.79
Mineral Interest	:	100% coal

The Soumber and Biluut/Jargalant coal sequence is considered to be a surface deposit type. Soumber and Biluut/Jargalant coal tends to be higher in ash, averaging 26% (air dried basis), and lower in calorific value, averaging 6,000 kcal/kg (air dried basis), than the coal from Mine 1. The rank is low to medium volatile bituminous coal. Several of the seams at Soumber and Biluut/Jargalant have an average FSI greater than 4, indicating metallurgical properties. A summary of the coal quality for Soumber and Biluut/Jargalant is presented as follows:

Seam	Total Moisture % ar	Inherent Moisture % ad	Ash % ad	Volatile Matter % ad	Total Sulphur % ad	Calorific Value Kcal/kg ad	Free Swell Index	Relative Density
Soumber								
5	9.7	0.6	33.8	16.2	0.50	5,333	0.5	1.68
4	9.4	0.6	31.8	16.6	0.48	5,459	0.5	1.65
3	5.4	0.6	25.2	18.1	0.74	6,156	0.7	1.55
2	6.5	0.6	25.9	18.7	1.19	6,223	1.2	1.56
1	4.1	0.5	24.0	21.4	1.17	6,582	1.2	1.49
0	3.5	0.5	20.4	22.8	1.50	6,827	1.5	1.52
Biluut/Jargalant								
3	6.5	0.6	33.6	19.7	0.55	6,007	4.1	1.66
2U	4.3	0.5	21.9	26.8	0.55	6,648	6.3	1.47
2L	6.2	0.5	26.1	20.0	0.55	6,147	5.4	1.57
1U	4.9	1.0	27.5	12.6	0.50	5,780	2.5	1.62
1L	5.5	0.7	20.9	12.3	0.41	6,509	–	1.59

Source: Competent Person's Report

5.2.3. *Zag Suuj Deposit ("Mine 3")*

Mine 3 is located in south-central Mongolia, approximately 45 kilometres north of the Mongolia-China border. The region experiences a continental desert climate which allows for year-round mining operations. Mine 3 is accessible with four-wheel-drive vehicles. The railroad terminus 45 kilometres south of Mine 1 provides a connection to the Chinese rail network.

Exploration licences with licence numbers XV-013779 and XV-005267 were transferred to the Business Enterprise from IMMI on 22 February 2007. The Business Enterprise has applied to receive the PMAs for the exploration licences.

The important details of the exploration licences of Mine 3 are as follows:

Licence Number	:	13779X
Licence Type	:	Mineral Exploration Licence
Inception Date	:	28 December 2002
Expiry Date	:	28 December 2011, pending application for Pre-Mining Agreement with the Mineral Authority of Mongolia
Area Hectares	:	67,869
Mineral Interest	:	100% coal

Licence Number	:	5267X
Licence Type	:	Mineral Exploration Licence
Inception Date	:	28 December 2002
Expiry Date	:	28 December 2011, pending application for Pre-Mining Agreement with the Mineral Authority of Mongolia
Area Hectares	:	33,296
Mineral Interest	:	100% coal

The Zag Suuj coal sequence is considered to be a surface deposit type. Zag Suuj coal tends to be higher in ash, averaging 26% (air dried basis), and lower in calorific value, averaging 6,000 kcal/kg (air dried basis), than the coal from Ovoot Tolgoi. The rank is low to medium volatile bituminous coal. Several of the seams at Zag Suuj have an average FSI greater than 5, indicating metallurgical properties. A summary of the coal quality for Zag Suuj is presented as follows:

Seam	Total Moisture % ar	Inherent Moisture % ad	Ash % ad	Volatile Matter % ad	Total Sulphur % ad	Calorific Value Kcal/ kg ad	Free Swell Index	Relative Density
D	–	–	–	–	–	–	–	1.70
C	–	–	–	–	–	–	–	1.62
B4	7.6	0.5	29.4	22.53	1.00	5,653	5.9	1.56
B3	9.5	1.6	25.2	22.26	1.15	6,131	7.1	1.52
B2	10.4	0.4	22.8	23.32	1.41	6,128	8.0	1.51
B1	–	–	–	–	–	–	–	1.73
A	–	–	–	–	–	–	–	1.54

Source: Competent Person's Report

5.3. Reserve and Resource Estimates

According to the Competent Person's Report, the reserve and resource estimates of coal estimated in relation to the Mines were respectively as follows:

Reserve Estimate of Mine 1 as at 31 October 2011

Deposit	Seam	Proven		Probable		TOTAL	
		Mt	Ash (%)	Mt	Ash (%)	Mt	Ash (%)
Sunset	10	5.9	21.4	1.5	25.1	7.4	22.3
	9	15	19.2	5.2	21.3	20.3	19.9
	8	3.9	21.1	1.4	25.3	5.3	21.1
	5U	17.1	7.6	14	14.6	31.1	11.5
	5L	5.6	13.2	9.3	17.3	15	16
	TOTAL	**47.6**	**14.4**	**31.4**	**17.7**	**79.1**	**16.2**
Sunrise	7L/6U/6L	6.8	15	8.3	15.5	15.1	15.3
	5U2	19.7	13.7	9.1	14.7	28.8	14
	5U1	5.3	16.1	1.8	15.5	7.1	15.9
	5L2	26.4	12.9	4.6	14.6	30.9	13.3
	5L1	13.2	14.6	1.4	18.1	14.7	15
	TOTAL	**71.5**	**13.9**	**25.1**	**15.1**	**96.6**	**14.3**
GRAND TOTAL		**119.1**	**14.1**	**56.5**	**16.5**	**175.7**	**15.1**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Resource Estimate of Mine 1 as at 31 October 2011

Field	Type	Seam Group	Measured Mt	Indicated Mt	Inferred Mt
Sunset	Surface (depth < 300m)	10	8.8	2.4	1
		9	20.9	6.2	3
		8	5.1	1.7	1
		5U	17.4	15.1	4
		5L	5.5	10.0	5
		TOTAL	**57.8**	**35.5**	**15**
	Underground (depth 300m – 600m)	5U	47.4	10.9	9
		5L	3.8	9.5	16
		TOTAL	**51.2**	**20.4**	**25**
Sunrise	Surface (depth < 300m)	7L/6U/6L	7.3	8.3	4
		5U3/5U2	21.8	9.4	4
		5U1/5U0	6.3	2.1	1
		5L2	27.2	3.7	0
		5L1/5L0	12.8	0.9	0
		TOTAL	**75.5**	**24.4**	**9**
	Underground (depth 300m – 600m)	5U3/5U2	0.02	0.9	4
		5U1/5U0	0.1	0.8	1
		5L2	5.7	11.5	19
		5L1/5L0	8.9	9.9	13
		TOTAL	**14.6**	**22.9**	**37**
GRAND TOTAL	**Surface (depth < 300m)**		**133.3**	**59.9**	**24**
	Underground (depth 300m – 600m)		**65.8**	**43.3**	**62**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Resource Estimate of Mine 2 as at 25 January 2012

Area	Seam Group	Measured Mt	Indicated Mt	Inferred Mt
Surface (depth < 300m)				
Central Soumber	5	4.6	13.7	2
	4	5.8	1.9	2
	3	3.8	2.1	1
	2	12.2	3.3	2
	1	1.6	1.9	2
	0	2.8	3.4	2
	TOTAL	**30.8**	**16.3**	**11**
East Soumber	5	0.0	0.0	0
	4	0.0	0.0	1
	3	0.0	4.0	3
	2	16.9	11.1	5
	1	0.0	0.0	0
	TOTAL	**16.9**	**15.1**	**10**
Biluut	2U	0.6	4.2	5
	2L	4.9	16.4	3
	1U	0.0	0.0	0
	1L1	4.8	11.8	3
	TOTAL	**10.2**	**32.4**	**11**
South Biluut	2U	0.0	0.0	0
	2L	0.0	0.0	0
	TOTAL	**0.0**	**0.0**	**0**
Jargalant	3U	0.0	2.2	1
	3L	0.0	0.0	1
	2U	0.0	0.0	0
	2L	0.0	7.0	5
	1L1	0.0	1.3	3
	TOTAL	**0.0**	**10.5**	**10**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Area	Seam Group	Measured Mt	Indicated Mt	Inferred Mt
Underground (depth 300m – 600m)				
Biluut	2U	0.0	0.0	1
	2L	0.0	0.3	6
	1U	0.0	0.0	0
	1L1	0.0	1.8	5
	TOTAL	**0.0**	**2.1**	**12**
South Biluut	2U	0.0	0.3	8
	2L	0.0	2.0	11
	1U	0.0	0.0	0
	1L1	0.0	0.2	5
	TOTAL	**0.0**	**2.5**	**25**
Jargalant	2L	0.0	0.4	2
	1L1	0.0	0.1	1
	TOTAL	**0.0**	**0.5**	**3**
Grand Total				
Central Soumber		30.8	16.3	11
East Soumber		16.9	15.1	10
Biluut		10.2	34.4	23
South Biluut		0.0	2.5	25
Jargalant		0.0	11.0	14
	TOTAL	**57.9**	**79.3**	**83**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

Resource Estimate of Mine 3 as at 31 December 2011

Seam Group	Indicated Mt	Inferred Mt
D	0.0	0
C	0.0	20
B4	4.8	19
B3	11.0	26
B2	1.2	0
B1	0.0	0
A	0.0	1
TOTAL	**17.0**	**66**

Source: Competent Person's Report

Note: Totals may not add up due to rounding

The estimates of reserves and resources provided in the Competent Person's Report are current as of the date on the cover page of that report. According to the opinion of the Technical Consultant, those estimates which are dated prior to 6 months from this date are still valid as no material change has occurred since this date. After our thorough review, we considered that the information contained in the Competent Person's Report could be reasonably relied on.

According to the Competent Person's Report, there are both surface resources (depth < 300m) and underground resources (depth 300m – 600m) in Mine 1. The Technical Consultant has only identified part of the underground resources to the reserves. Since mining plan and pre-feasibility studies have not yet been carried out by the Business Enterprise for the rest of the underground resources, we could merely provide a fair market value opinion on Mine 1 based on the reserve estimates with reference to the Competent Person's Report.

As advised by the Management, Mine 3 is a relatively early stage project and no pre-feasibility studies have been conducted to determine the economic viability of Mine 3. Therefore, there is insufficient operational and technical information to form a fair market value opinion on Mine 3.

5.4. Mining Method and Processing

The mining method employed at Mine 1 could be described as open pit terrace mining utilizing large scale hydraulic excavators and shovels and trucks. Coal processing for Mine 1 comprises three stages, which are the rotary breaker, dry separator and wet processing. The run of mine ("ROM") coal will be hauled to the coal handling facility, which will remove some of the stone within the ROM coal. The majority of the coal will then be transported to wash plant. No further processing will be required before sale at the mine gate. For details, please refer to Section 16 "Mining Methods" of the Competent Person's Report.

According to the conceptual study of Mine 2 dated 8 October 2010 prepared by the Technical Consultant (hereinafter referred to as the "Conceptual Study"), the recommended mining method for Mine 2 is the open cut haulback mining method utilizing truck and hydraulic excavator techniques.

5.5. Project Infrastructure

For Mine 1, substantial infrastructure, such as heavy equipment workshops, offices, employee accommodation and transport facilities, was established at the mine site. The rotary breaker was commissioned in February 2012 and the dry separator is under construction and scheduled for completion in late 2012. The wash plant is under construction at Ceke and is due for commissioning in the second quarter of 2012.

According to the Conceptual Study, the infrastructure plan of Mine 2 includes equipment workshops, administration buildings, communication, and mining camp.

5.6. Coal Product

For Mine 1, coal products after processing at the mine and wash plant are defined as product A, washed product and product D. Details of the three coal products are shown as follows:

Coal Product	Description
Product A	From Sunset seam 5, <10% ash, after processing in the rotary breaker.
Washed Product	<10% ash, after processing through the rotary breaker, dry separator and wash plant.
Product D	15 – 18% ash, after processing through the rotary breaker and dry separator. Produced in relatively minor amounts when the coal from the rotary breaker and dry separator exceeds the coal wash plant capacity.

Source: Competent Person's Report

Products A and D will be sold at the gate of Mine 1, while washed coal will be sold at Ceke.

For Mine 2, according to the Conceptual Study, the coal products will be hard coking coal and thermal coal after processing through wash plant.

5.7. Geological Setting and Mineralisation

According to the Competent Person's Report, the South Gobi region of Mongolia has a geologic history of continental accretion and Basin and Range style crustal extension, followed by compressional folding and faulting. The region is dominated by elongate, east-west trending mountain ranges and intervening basins, which comprise sedimentary rocks of Late Cretaceous to Permian age, overlain by a relatively thin Quaternary gravel layer or thin aeolian deposits. Mountain ranges between the basins comprise mostly crystalline basement rocks dominated by

intermediate to high angle faults that show evidence for both compressional and extensional movement. For details, please refer to section 7 "Geological Setting and Mineralisation" of the Competent Person's Report. The regional geology maps of Mine 1, Mine 2 and Mine 3 are shown as follows:


MAK License Area
Ovoot Tolgoi Mining License Area
Mining Licence Application Area
Biluut Field
12726A
9443X
Central Soumber Field
South Biluut Field
Jargalant Field
East Soumber Field
9449X
LEGEND
METRES
Figure 7.1
SOUTH GOBI RESOURCES
SOUMBER RESOURCE ESTIMATE
Regional Geology Map

Source: Competent Person's Report


Soumber Field
Biluut Field
LEGEND
Quaternary IV
Quaternaray II - III
Jurassic
Thrust Fault
Anticline
Syncline
Triassic
Permian
Fault
Coal Outcrop
Prominent Bedding
1.2 0 1.2 2.4 3.6
Kilometers
FIGURE 7-2a
South Gobi Resources
Soumber Resource Estimate
Geology Map of Soumber Area
Project No : ADV-MN-00013

Source: Competent Person's Report


SOUTH BILUUT FIELD
JARGALANT FIELD
LEGEND
Quaternary IV
Quaternaray II - III
Jurassic
Thrust Fault
Anticline
Syncline
Triassic
Permian
Fault
Coal Outcrop
Prominent Bedding
1.2 0 1.2 2.4 3.6
Kilometers
minarco mineconsult
FIGURE 7-2b
South Gobi Resources
Soumber Resource Estimate
Geology Map of Soumber Area
Project No : ADV-MN-00013

Source: Competent Person's Report


LEGEND
Quaternary
Permian
Provincial Border
SECTION
minarco mineconsult
0 1000 2000
Client : SOUTH GOBI RESOURCES LIMITED
Project : ZAG SUUJ FIELD
Figure : GEOLOGY OF THE ZAG SUUJ AREA
Date : DECEMBER 2011

Source: Competent Person's Report


Target Area
LEGEND
Quaternary
Cretaceous
Permian
Carboniferous
Silurian - Devonian
Provincial Border
SECTION
Client : SOUTH GOBI RESOURCES LIMITED
Project : ZAG SUUJ FIELD
Figure : REGIONAL GEOLOGY
Date : DECEMBER 2011
FIGURE No. 7.1
minarco mineconsult

Source: Competent Person's Report

6. BASIS OF VALUATION

Our valuation is conducted on a Fair Market Value basis. Fair Market Value is defined as "the amount of money (or the cash equivalent of some other consideration) determined by the expert in accordance with the provisions of the VALMIN Code for which the mineral or petroleum asset or security should change hands on the valuation date in an open and unrestricted market between a willing buyer and a willing seller in an "arm's length" transaction, with each party acting knowledgeably, prudently and without compulsion".

7. INVESTIGATION AND ANALYSIS

Our investigation included discussions with members of the Management in relation to the development and prospect of the coal mining industry in Mongolia, China and worldwide, and the development, operations and other relevant information of the Business Enterprise and the Mines. In addition, we have made relevant inquiries and obtained further information and statistical figures regarding the coal mining industry from external public sources as we considered necessary for the purpose of the valuation.

As part of our analysis, we have reviewed such financial information and other pertinent data concerning the Business Enterprise and the Mines provided to us by the Management and have considered such information and data as attainable and reasonable. We have also consulted other sources of financial and business information. We relied upon the information provided by and the parameters advised by the Technical Consultant who has conducted site visits. We have not conducted any site visits to the Mines as it was not possible to schedule site

inspections within the time constraints concerning the completion of this valuation. However, we recognize that the Technical Consultant is a substantial mineral industry consulting firm with a high standing in global mineral industry. We have discussed with the Technical Consultant concerning the information of the Mines and the work done in the Competent Person's Report. Based on our experience and professional judgment, we considered that the opinions expressed by the Technical Consultant and the information contained in the Competent Person's Report are appropriate for the purposes of this valuation.

The valuation of the Mines requires consideration of all pertinent factors, which may or may not affect the operation of the Business Enterprise and its ability to generate future investment returns. The factors considered in our valuation include, but are not necessarily limited to, the following:

- The nature and prospect of the Business Enterprise and the Mines;
- The financial condition of the Business Enterprise and the Mines;
- The economy in general and the specific economic environment and market elements affecting the businesses, industries and markets;
- Relevant licences and agreements;
- The business risk of the Mines such as the ability in maintaining competent technical and professional personnel; and
- Investment returns and market transactions of entities engaged in similar mineral assets.

8. VALUATION METHODOLOGY

There are generally three accepted approaches to obtain the fair market values of the Mines, namely the Market-Based Approach, Income-Based Approach and Asset-Based Approach. Each of these approaches is appropriate in one or more circumstances, and sometimes, two or more approaches may be used together. Whether to adopt a particular approach will be determined by the most commonly adopted practice in valuing mineral assets that are similar in nature.

8.1. Market-Based Approach

The Market-Based Approach values a mineral asset by comparing prices at which other mineral assets in a similar nature changed hands in arm's length transactions. The underlying theory of this approach is that one would not pay more than one would have to for an equally desirable alternative. By adopting this approach, the valuer will first look for valuation indications of prices of other similar mineral assets that have been sold recently.

The right transactions employed in analyzing indications of values need to be sold at an arm's length basis, assuming that the buyers and sellers are well informed and have no special motivations or compulsions to buy or to sell.

8.2. Income-Based Approach

The Income-Based Approach focuses on the economic benefits due to the income producing capability of the mineral asset. The underlying theory of this approach is that the value of the mineral asset can be measured by the present worth of the economic benefits to be received over the useful life of the mineral asset. Based on this valuation principle, the Income-Based Approach estimates the future economic benefits and discounts them to their present values using a discount rate appropriate for the risks associated with realizing those benefits.

Alternatively, this present value can be calculated by capitalizing the economic benefits to be received in the next period at an appropriate capitalization rate. This is subject to the assumption that the mineral asset will continue to maintain stable economic benefits and growth rate.

8.3. Asset-Based Approach

The Asset-Based Approach values a mineral asset by aggregating the costs of developing the asset to its current condition, or replacing that asset.

8.4. Mine Valuation

In the process of valuing the Mines, we have taken into account the operations, performance and financial information of the Business Enterprise. The Asset-Based Approach was not adopted because it could not reflect the fair market values of the Mines. The Market-Based Approach was not adopted because it could not account for the characteristics of the mining plans concerning the Mines. We have therefore considered the adoption of the Income-Based Approach in arriving at the fair market values of the Mines.

8.5. Discounted Cash Flow

Under the Income-Based Approach, we have adopted the discounted cash flow ("DCF") method, which is based on a simple reversal calculation to restate all future cash flows in present terms. The expected free cash flow for each year was determined as follows:

Expected Free Cash Flow = Net Profit + Depreciation + After-Tax Interest Expense
– Change in Working Capital – Capital Expenditure

The present value of the expected free cash flows was calculated as follows:

$$PVCF = CF_1/(1+r)^1 + CF_2/(1+r)^2 + ... + CF_n/(1+r)^n$$

In which
PVCF = Present value of the expected free cash flows;
CF = Expected free cash flow;
r = Discount rate; and
n = Number of years.

*8.5.1. **Discount Rates of the Mines***

In selecting the appropriate discount rates to be applied in the valuation, we have taken into account several major factors including the risks related to the operations of the Mines, our knowledge of discount rates commonly applied in valuing mining projects under the DCF method and considerations of the cost of debt.

The discount rates were obtained based on the professional judgment of the competent evaluator (hereinafter referred to as the "Competent Evaluator"). With reference to the operating results of Mine 1 provided by the Management, we have adopted 10% as the discount rate for Mine 1 as in our opinion that is appropriate for the risks involved in the mature coal mining operations of Mine 1. As compared to Mine 1, since the operation of Mine 2 has not been commenced and the exploration development work is still ongoing as at the Date of Valuation, an additional risk premium of 2% has been added to reflect the higher uncertainties and start-up risk associated with Mine 2, hence we have adopted 12% as the discount rate for Mine 2.

*8.5.2. **Portfolio of Reserves and Resources Included in the Valuation***

Only Proved and Probable Reserves were included in the valuation of Mine 1 with reference to the Competent Person's Report. These reserve figures have incorporated mining dilution and mining losses, and have also been based on an appropriate level of mine planning, mine design and scheduling.

According to Listing Rule Chapter 18, valuations for Inferred Resources are not permitted. Only Measured and Indicated Resources were included in the valuation of Mine 2 with reference to the Competent Person's Report. Moreover, a 10% discount has been applied to both Measured and Indicated Resources of Mine 2 to in order to reflect the uncertainty of conversion to actual reserves.

8.5.3. Cash Flow Projections

The profit and loss forecast of Mine 1 is presented as follows:

Year	2012	2013	2014	2015	2016	2017	2018	2019
ROM Coal Production ('000 tonnes)	6,500	8,000	8,000	9,000	9,300	9,300	9,300	9,100
Sale of Product A ('000 tonnes)	1,926	1,854	2,102	0	0	0	793	716
Sale of Wash Coal ('000 tonnes)	1,139	2,429	4,147	6,324	6,428	6,374	6,001	5,955
Sale of Product D ('000 tonnes)	2,619	2,618	301	1,145	1,283	1,387	668	665
Total Product Sale ('000 tonnes)	5,684	6,901	6,550	7,469	7,711	7,761	7,462	7,336
Selling Price of Product A (US$/tonne)	75	75	75	75	75	80	80	80
Selling Price of Washed Coal (US$/tonne)	118	125	118	110	104	101	101	101
Selling Price of Product D (US$/tonne)	40	40	40	40	40	45	45	45
Total Revenue (US$'000)	384,045	548,245	658,455	741,250	718,482	706,189	699,601	688,660
Unit Production Cost (US$/tonne of product sale)	36	39	52	56	61	64	67	79
Total Production Cost (US$'000)	205,100	266,285	342,394	421,799	466,624	500,267	502,268	579,689
Value-Added Tax (US$'000)	(28,876)	2,095	(9,474)	(15,805)	(6,216)	(2,471)	6,693	(15,071)
Gross Profit (US$'000)	150,069	284,055	306,587	303,646	245,643	203,451	204,027	93,900
Other Operating Costs (US$'000)	33,298	40,141	46,486	55,392	60,347	63,764	63,548	71,206
Depreciation Expense (US$'000)	58,221	58,678	61,193	71,069	82,130	91,940	94,938	104,551
Earnings Before Tax (US$'000)	58,550	185,236	198,908	177,186	103,166	47,746	45,541	(81,856)
Income Tax Expense (US$'000)	14,300	45,971	49,389	43,959	25,454	11,599	11,047	0
Net Profit (US$'000)	44,250	139,265	149,519	133,227	77,712	36,148	34,493	(81,856)

Note: Totals may not add up due to rounding

Year	2020	2021	2022	2023	2024	2025	2026	2027
ROM Coal Production ('000 tonnes)	9,100	9,000	9,000	9,000	9,000	9,000	9,000	9,000
Sale of Product A ('000 tonnes)	0	1,391	636	1,473	1,200	1,409	1,359	1,272
Sale of Wash Coal ('000 tonnes)	6,308	6,064	6,198	6,254	6,233	6,374	6,241	6,319
Sale of Product D ('000 tonnes)	1,393	0	675	0	203	0	35	100
Total Product Sale ('000 tonnes)	7,701	7,455	7,509	7,727	7,636	7,783	7,635	7,691
Selling Price of Product A (US$/tonne)	80	80	80	80	80	80	80	80
Selling Price of Washed Coal (US$/tonne)	101	101	101	101	101	101	101	101
Selling Price of Product D (US$/tonne)	45	45	45	45	45	45	45	45
Total Revenue (US$'000)	699,793	723,744	707,253	749,494	734,668	756,494	740,636	744,479
Unit Production Cost (US$/tonne of product sale)	78	75	71	65	66	59	58	57
Total Production Cost (US$'000)	604,150	561,840	533,203	501,964	505,094	462,207	441,690	438,267
Value-Added Tax (US$'000)	4,983	5,755	1,040	6,207	(1,066)	5,181	2,487	225
Gross Profit (US$'000)	100,626	167,659	175,090	253,737	228,508	299,468	301,434	306,437
Other Operating Costs (US$'000)	74,207	69,303	66,651	63,562	63,807	59,586	57,462	57,114
Depreciation Expense (US$'000)	106,429	107,534	52,261	52,261	50,797	41,640	30,942	21,638
Earnings Before Tax (US$'000)	(80,010)	(9,178)	56,177	137,914	113,904	198,241	213,030	227,686
Income Tax Expense (US$'000)	0	0	13,707	34,141	28,138	49,223	52,920	56,584
Net Profit (US$'000)	(80,010)	(9,178)	42,471	103,773	85,766	149,019	160,110	171,102

Note: Totals may not add up due to rounding

Year	2028	2029	2030	2031	2032	2033	2034
ROM Coal Production ('000 tonnes)	9,000	9,000	9,000	7,143	0	0	0
Sale of Product A ('000 tonnes)	1,118	1,841	2,246	1,929	0	0	0
Sale of Wash Coal ('000 tonnes)	6,237	5,902	5,695	4,440	0	0	0
Sale of Product D ('000 tonnes)	251	0	0	0	0	0	0
Total Product Sale ('000 tonnes)	7,606	7,743	7,941	6,370	0	0	0
Selling Price of Product A (US$/tonne)	80	80	80	80	0	0	0
Selling Price of Washed Coal (US$/tonne)	101	101	101	101	0	0	0
Selling Price of Product D (US$/tonne)	45	45	45	45	0	0	0
Total Revenue (US$'000)	730,672	743,382	754,875	602,803	0	0	0
Unit Production Cost (US$/tonne of product sale)	50	45	42	40	0	0	0
Total Production Cost (US$'000)	380,198	344,646	330,821	252,110	0	0	0
Value-Added Tax (US$'000)	6,475	4,017	1,460	4,804	26,456	0	1,100
Gross Profit (US$'000)	356,949	402,754	425,514	355,497	26,456	0	1,100
Other Operating Costs (US$'000)	51,311	47,743	46,581	36,671	10,000	10,000	0
Depreciation Expense (US$'000)	18,860	9,467	7,927	23,284	0	0	0
Earnings Before Tax (US$'000)	286,778	345,543	371,006	295,541	16,456	(10,000)	1,100
Income Tax Expense (US$'000)	71,357	86,048	92,414	73,548	3,776	0	110
Net Profit (US$'000)	215,421	259,495	278,592	221,994	12,680	(10,000)	990

Note: Totals may not add up due to rounding

The cash flow projection of Mine 1 is presented as follows:

Year	2012	2013	2014	2015	2016	2017	2018	2019
Net Profit (US$'000)	44,250	139,265	149,519	133,227	77,712	36,148	34,493	(81,856)
Depreciation Expense (US$'000)	58,221	58,678	61,193	71,069	82,130	91,940	94,938	104,551
Change in Working Capital (US$'000)	28,404	48,275	26,718	21,759	(747)	(250)	699	(3,589)
Capital Expenditure (US$'000)	83,677	4,572	25,144	98,761	110,612	98,101	29,979	96,127
Free Cash Flow (US$'000)	(9,610)	145,096	158,849	83,776	49,977	30,237	98,754	(69,844)
Discount Factor	0.928	0.843	0.767	0.697	0.634	0.576	0.524	0.476
Present Value of Free Cash Flow (US$'000)	(7,011)	122,381	121,801	58,397	31,670	17,419	51,719	(33,253)

Note: Totals may not add up due to rounding

Year	2020	2021	2022	2023	2024	2025	2026	2027
Net Profit (US$'000)	(80,010)	(9,178)	42,471	103,773	85,766	149,019	160,110	171,102
Depreciation Expense (US$'000)	106,429	107,534	52,261	52,261	50,797	41,640	30,942	21,638
Change in Working Capital (US$'000)	8,468	3,546	(6,374)	9,360	(4,950)	4,290	(5,343)	190
Capital Expenditure (US$'000)	18,787	11,050	29,477	4,572	10,508	7,188	3,629	5,059
Free Cash Flow (US$'000)	(836)	83,760	71,629	142,102	131,005	179,180	192,766	187,491
Discount Factor	0.433	0.393	0.358	0.325	0.296	0.269	0.244	0.222
Present Value of Free Cash Flow (US$'000)	(362)	32,958	25,622	46,210	38,728	48,155	47,096	41,643

Note: Totals may not add up due to rounding

Year	2028	2029	2030	2031	2032	2033	2034
Net Profit (US$'000)	215,421	259,495	278,592	221,994	12,680	(10,000)	990
Depreciation Expense (US$'000)	18,860	9,467	7,927	23,284	0	0	0
Change in Working Capital (US$'000)	(4,728)	546	1,357	(191,888)	0	0	0
Capital Expenditure (US$'000)	2,200	2,200	3,383	2,200	0	0	0
Free Cash Flow (US$'000)	236,809	266,216	281,779	434,966	12,680	(10,000)	990
Discount Factor	0.202	0.184	0.167	0.152	0.138	0.125	0.114
Present Value of Free Cash Flow (US$'000)	47,815	48,867	47,021	65,985	1,749	(1,254)	113

Note: Totals may not add up due to rounding

The profit and loss forecast of Mine 2 is presented as follows:

Year	2012	2013	2014	2015	2016	2017	2018	2019
ROM Coal Production ('000 tonnes)	0	0	3,000	5,000	5,000	5,000	5,000	5,000
ROM Hard Coking Coal ('000 tonnes)	0	0	2,340	3,900	3,900	3,900	3,900	3,900
ROM Thermal Coal ('000 tonnes)	0	0	660	1,100	1,100	1,100	1,100	1,100
Hard Coking Coal for Sale ('000 tonnes)	0	0	1,521	2,535	2,535	2,535	2,535	2,535
Thermal Coal for Sale ('000 tonnes)	0	0	429	715	715	715	715	715
Total Product Sale ('000 tonnes)	0	0	1,950	3,250	3,250	3,250	3,250	3,250
Hard Coking Coal Price (US$/tonne)	140	140	140	140	140	140	140	140
Thermal Coal Price (US$/tonne)	50	50	50	50	50	50	50	50
Total Revenue (US$'000)	0	0	234,390	390,650	390,650	390,650	390,650	390,650
Unit Production Cost (US$/tonne of product sale)	0	0	66	53	53	53	54	54
Value-Added Tax (US$'000)	(440)	(16,485)	(7,213)	4,723	5,102	(172)	(19)	(1,509)
Total Production Cost (US$'000)	0	0	127,786	172,879	171,060	172,312	176,519	176,235
Gross Profit (US$'000)	(440)	(16,485)	99,391	222,494	224,692	218,166	214,111	212,906
Other Operating Costs (US$'000)	55	55	55	55	55	55	55	55
Depreciation Expense (US$'000)	435	17,355	31,408	37,490	38,764	40,152	41,146	43,675
Earnings Before Tax (US$'000)	(930)	(33,895)	67,928	184,949	185,874	177,959	172,911	169,177
Income Tax Expense (US$'000)	0	0	16,982	46,237	46,468	44,490	43,228	42,294
Net Profit (US$'000)	(930)	(33,895)	50,946	138,712	139,405	133,469	129,683	126,882

Note: Totals may not add up due to rounding

Year	2020	2021	2022	2023	2024	2025	2026	2027
ROM Coal Production ('000 tonnes)	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
ROM Hard Coking Coal ('000 tonnes)	3,900	3,900	3,900	3,900	3,900	3,900	3,900	3,900
ROM Thermal Coal ('000 tonnes)	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100
Hard Coking Coal for Sale ('000 tonnes)	2,535	2,535	2,535	2,535	2,535	2,535	2,535	2,535
Thermal Coal for Sale ('000 tonnes)	715	715	715	715	715	715	715	715
Total Product Sale ('000 tonnes)	3,250	3,250	3,250	3,250	3,250	3,250	3,250	3,250
Hard Coking Coal Price (US$/tonne)	140	140	140	140	140	140	140	140
Thermal Coal Price (US$/tonne)	50	50	50	50	50	50	50	50
Total Revenue (US$'000)	390,650	390,650	390,650	390,650	390,650	390,650	390,650	390,650
Unit Production Cost (US$/tonne of product sale)	54	49	49	50	50	49	62	55
Value-Added Tax (US$'000)	1,536	(3,145)	413	1,802	2,045	935	(3,463)	2,175
Total Production Cost (US$'000)	175,575	160,685	158,974	162,775	163,316	158,888	202,947	179,693
Gross Profit (US$'000)	216,612	226,820	231,263	229,677	229,379	232,697	184,240	213,132
Other Operating Costs (US$'000)	55	55	55	55	55	55	55	55
Depreciation Expense (US$'000)	44,721	50,212	55,948	43,111	31,042	26,447	26,335	25,718
Earnings Before Tax (US$'000)	171,835	176,552	175,260	186,511	198,282	206,196	157,849	187,359
Income Tax Expense (US$'000)	42,959	44,138	43,815	46,628	49,570	51,549	39,462	46,840
Net Profit (US$'000)	128,877	132,414	131,445	139,883	148,711	154,647	118,387	140,520

Note: Totals may not add up due to rounding

Year	2028	2029	2030	2031	2032	2033	2034	2035
ROM Coal Production ('000 tonnes)	5,000	5,000	5,000	5,000	5,000	5,000	5,000	5,000
ROM Hard Coking Coal ('000 tonnes)	3,900	3,900	3,900	3,900	3,900	3,900	3,900	3,900
ROM Thermal Coal ('000 tonnes)	1,100	1,100	1,100	1,100	1,100	1,100	1,100	1,100
Hard Coking Coal for Sale ('000 tonnes)	2,535	2,535	2,535	2,535	2,535	2,535	2,535	2,535
Thermal Coal for Sale ('000 tonnes)	715	715	715	715	715	715	715	715
Total Product Sale ('000 tonnes)	3,250	3,250	3,250	3,250	3,250	3,250	3,250	3,250
Hard Coking Coal Price (US$/tonne)	140	140	140	140	140	140	140	140
Thermal Coal Price (US$/tonne)	50	50	50	50	50	50	50	50
Total Revenue (US$'000)	390,650	390,650	390,650	390,650	390,650	390,650	390,650	390,650
Unit Production Cost (US$/tonne of product sale)	55	55	55	55	55	55	55	55
Value-Added Tax (US$'000)	663	(1,140)	1,194	(1,730)	0	0	0	0
Total Production Cost (US$'000)	177,757	177,757	177,757	177,757	177,757	177,757	177,757	177,757
Gross Profit (US$'000)	213,555	211,753	214,087	211,162	212,893	212,893	212,893	212,893
Other Operating Costs (US$'000)	55	55	55	55	55	55	55	55
Depreciation Expense (US$'000)	25,084	24,056	23,315	19,860	15,725	13,680	13,731	14,281
Earnings Before Tax (US$'000)	188,416	187,642	190,717	191,247	197,112	199,158	199,106	198,557
Income Tax Expense (US$'000)	47,104	46,911	47,679	47,812	49,278	49,790	49,777	49,639
Net Profit (US$'000)	141,312	140,732	143,038	143,435	147,834	149,369	149,330	148,917

Note: Totals may not add up due to rounding

Year	2036	2037	2038	2039	2040	2041	2042
ROM Coal Production ('000 tonnes)	5,000	5,000	5,000	480	0	0	0
ROM Hard Coking Coal ('000 tonnes)	3,900	3,900	3,900	374	0	0	0
ROM Thermal Coal ('000 tonnes)	1,100	1,100	1,100	106	0	0	0
Hard Coking Coal for Sale ('000 tonnes)	2,535	2,535	2,535	243	0	0	0
Thermal Coal for Sale ('000 tonnes)	715	715	715	69	0	0	0
Total Product Sale ('000 tonnes)	3,250	3,250	3,250	312	0	0	0
Hard Coking Coal Price (US$/tonne)	140	140	140	140	0	0	0
Thermal Coal Price (US$/tonne)	50	50	50	50	0	0	0
Total Revenue (US$'000)	390,650	390,650	390,650	37,502	0	0	0
Unit Production Cost (US$/tonne of product sale)	55	55	55	55	0	0	0
Value-Added Tax (US$'000)	0	0	1,527	11,557	881	372	1,217
Total Production Cost (US$'000)	177,757	177,757	177,757	17,065	0	0	0
Gross Profit (US$'000)	212,893	212,893	214,420	31,994	881	372	1,217
Other Operating Costs (US$'000)	55	55	55	11,730	15,897	12,175	0
Depreciation Expense (US$'000)	15,155	16,421	16,570	76,161	0	0	0
Earnings Before Tax (US$'000)	197,682	196,417	197,795	(55,897)	(15,016)	(11,803)	1,217
Income Tax Expense (US$'000)	49,421	49,104	49,449	0	0	0	304
Net Profit (US$'000)	148,262	147,313	148,347	(55,897)	(15,016)	(11,803)	913

Note: Totals may not add up due to rounding

The cash flow projection of Mine 2 is presented as follows:

Year	2012	2013	2014	2015	2016	2017	2018	2019
Net Profit (US$'000)	(930)	(33,895)	50,946	138,712	139,405	133,469	129,683	126,882
Depreciation Expense (US$'000)	435	17,355	31,408	37,490	38,764	40,152	41,146	43,675
Change in Working Capital (US$'000)	(102)	(3,710)	62,908	41,211	(6)	(1,155)	251	(359)
Capital Expenditure (US$'000)	4,350	169,200	140,532	60,821	12,733	13,888	9,933	25,288
Free Cash Flow (US$'000)	(4,744)	(182,030)	(121,085)	74,170	165,441	160,888	160,644	145,628
Discount Factor	0.915	0.817	0.729	0.651	0.581	0.519	0.463	0.414
Present Value of Free Cash Flow (US$'000)	(3,412)	(148,670)	(88,299)	48,292	96,177	83,509	74,449	60,259

Note: Totals may not add up due to rounding

Year	2020	2021	2022	2023	2024	2025	2026	2027
Net Profit (US$'000)	128,877	132,414	131,445	139,883	148,711	154,647	118,387	140,520
Depreciation Expense (US$'000)	44,721	50,212	55,948	43,111	31,042	26,447	26,335	25,718
Change in Working Capital (US$'000)	670	(1,847)	544	707	84	(484)	1,244	110
Capital Expenditure (US$'000)	10,467	54,911	61,711	40,822	19,844	14,867	11,622	7,711
Free Cash Flow (US$'000)	162,461	129,562	125,138	141,465	159,825	166,711	131,856	158,416
Discount Factor	0.369	0.330	0.295	0.263	0.235	0.210	0.187	0.167
Present Value of Free Cash Flow (US$'000)	60,021	42,738	36,856	37,201	37,526	34,949	24,680	26,475

Note: Totals may not add up due to rounding

Year	2028	2029	2030	2031	2032	2033	2034	2035
Net Profit (US$'000)	141,312	140,732	143,038	143,435	147,834	149,369	149,330	148,917
Depreciation Expense (US$'000)	25,084	24,056	23,315	19,860	15,725	13,680	13,731	14,281
Change in Working Capital (US$'000)	(449)	(417)	540	(676)	400	0	0	0
Capital Expenditure (US$'000)	3,600	15,000	3,059	20,364	20,364	20,364	20,364	20,364
Free Cash Flow (US$'000)	163,246	150,204	162,754	143,608	142,796	142,684	142,697	142,835
Discount Factor	0.149	0.133	0.119	0.106	0.095	0.085	0.076	0.067
Present Value of Free Cash Flow (US$'000)	24,359	20,011	19,360	15,252	13,541	12,081	10,787	9,641

Note: Totals may not add up due to rounding

Year	2036	2037	2038	2039	2040	2041	2042
Net Profit (US$'000)	148,262	147,313	148,347	(55,897)	(15,016)	(11,803)	913
Depreciation Expense (US$'000)	15,155	16,421	16,570	76,161	0	0	0
Change in Working Capital (US$'000)	0	0	353	(99,818)	0	0	0
Capital Expenditure (US$'000)	20,364	20,364	5,091	0	0	0	0
Free Cash Flow (US$'000)	143,053	143,370	159,472	120,082	(15,016)	(11,803)	913
Discount Factor	0.060	0.054	0.048	0.043	0.038	0.034	0.031
Present Value of Free Cash Flow (US$'000)	8,621	7,714	7,662	5,151	(575)	(404)	28

Note: Totals may not add up due to rounding

8.5.3.1 *Production Schedule*

According to the Competent Person's Report, the estimated reserve for Mine 1 was about 175.7 million tonnes as at 31 October 2011. The historical ROM coal mined between 31 October 2011 and 31 December 2011 was about 1.0 million tonnes, as provided by the management of the Business Enterprise. Therefore, the adjusted estimated reserve for Mine 1 was about 174.7 million tonnes as at January 2012. The annual ROM coal production of Mine 1 was forecasted to be 6.5 million tonnes in 2012, 8.0 million tonnes per annum in 2013 and 2014, 9.0 million tonnes in 2015, 9.3 million tonnes per annum between 2016 and 2018, 9.1 million tonnes per annum in 2019 and 2020, and 9.0 million tonnes per annum from 2021 and onwards until all the estimated reserves are fully exploited.

For Mine 2, the adjusted resource totaled about 123.5 million tonnes according to the Section 8.5.2 "Portfolio of Reserves and Resources Included in the Valuation". As advised by the management of the Business Enterprise, there was no historical production from Mine 2. According to the forecast by the management of the Business Enterprise (hereinafter referred to as the "Management Forecast"), production of Mine 2 was expected to be commenced in 2014. The annual ROM coal production was forecasted to be 3.0 million tonnes in 2014, 5.0 million tonnes in each year from 2015 and onwards until all the adjusted resources are fully exploited.

8.5.3.2 *Revenue*

For Mine 1, the coal prices adopted in 2012 for product A, washed coal and product D were US$75 per tonne, US$118 per tonne and US$40 per tonne respectively, according to the Competent Person's Report. For products A and D, coal prices were assumed to keep constant from 2012 to 2016, and would increase to US$80 per tonne and US$45 per tonne respectively in 2017. From 2017 onwards, steady coal prices with no escalation were adopted in projection. For washed coal, the coal prices were forecast to be US$125 per tonne, US$118 per tonne, US$110 per tonne, US$104 per tonne and US$101 per tonne for years between 2013 and 2017, according to the Competent Person's Report. Coal price was then projected steady at US$101 per tonne from 2017 onwards. The projected revenues were obtained by multiplying the adopted coal prices to the respective product sales of the coal products as stated in the Competent Person's Report.

For Mine 2, the coal prices adopted for hard coking coal and thermal coal were US$140 per tonne and US$50 per tonne respectively, according to the Management Forecast. Steady coal prices with no escalation were projected. According to the memorandum of concept level study for Mine 2 (hereinafter referred to as the "Memorandum of Concept Level Study") prepared by Ausenco Taggart and provided by the management of the Business Enterprise, the estimated production ratio of hard coking coal to thermal coal of Mine 2 was 78%:22% respectively. For details, please refer to Section 13.3 "Soumber – Coal Benefication" of the Competent Person's Report. Moreover, this estimated production ratio was disclosed in the Competent Person's Report and the Technical Consultant was of the opinion that it was fair and reasonable.

Both hard coking coal and thermal coal will undergo dry and wet processing, with dry processing yield and wet processing yield of 94% and 69% respectively, according to the Management Forecast. The product sales were obtained by multiplying the forecast ROM coal production to both the dry and wet processing yields for each coal product. The projected revenues were derived by multiplying the adopted coal prices to the respective product sales of the coal products.

Regarding the coal prices adopted for Mine 1 and Mine 2, we have also made reference to market researches concerning the coal prices in Mongolia and China markets, including a report entitled "The Marketing of Ovoot Tolgoi Coals" prepared by CRU Strategies (a division of CRU International Limited) provided by the Management and a Mongolia coal research prepared by JPMorgan Chase & Co. We are of the opinion that the coal prices adopted for Mine 1 and Mine 2 are fair and reasonable.

8.5.3.3 Operating Costs

For Mine 1, the production costs adopted were sourced from the Competent Person's Report. The unit production costs ranged from US$36 per tonne to US$79 per tonne of product sale. Other operating costs comprise of site overheads, administration and marketing expense, contingency expense, value-added tax, mining licence fee and mine closure expense, which were estimated according to the Competent Person's Report.

For Mine 2, the production costs adopted were sourced from the Management Forecast. The unit production costs ranged from US$49 per tonne to US$66 per tonne of product sale. Other operating costs include value-added tax, mining licence fee and mine closure expense.

Regarding the operating costs adopted for Mine 1 and Mine 2, we have also made reference to the historical operating results for Mine 1 provided by the Management and the Conceptual Study for Mine 2 respectively. We are of the opinion that the operating costs adopted for Mine 1 and Mine 2 are fair and reasonable.

8.5.3.4 Depreciation Expense

For Mine 1, the depreciation expense was estimated by the straight-line depreciation of the property, plant and equipment for the year ended 31 December 2011 which was US$499 million, with a useful life of 10 years. The depreciation expense also included straight-line depreciation of the forecasted capital expenditure with a useful life of 10 years.

For Mine 2, the depreciation expense was estimated by the straight-line depreciation of the forecasted capital expenditure with a useful life of 10 years.

8.5.3.5 Income Tax Expense

For Mine 1, according to the Competent Person's Report, the income tax expense was estimated by adopting a tax rate of 10% for the first MNT3 billion taxable income and a tax rate of 25% thereafter.

For Mine 2, the income tax expense was estimated by adopting a tax rate of 25%.

8.5.3.6 Net Income

Net income was derived by subtracting the operating costs, depreciation expenses and income tax expenses from the revenue.

8.5.3.7 Working Capital

For both Mine 1 and Mine 2, the change in working capital was estimated with reference to the 3-year average historical working capital ratios of the Business Enterprise, as computed with reference to the audited financial statements of the Business Enterprise.

8.5.3.8 Capital Expenditure

For Mine 1, the projected capital expenditure was sourced from the Competent Person's Report. According to Section 26.1 "Recommendations – Ovoot Tolgoi" of the Competent Person's Report, the 2012 estimated costs for upgrading the database, geological model and mine planning have been included in the total capital expenditures. The total capital expenditures from 2012 to 2031 were estimated at approximately US$647 million. The capital expenditure will be injected for waste mining equipment, coal mining equipment, support mining equipment, site overheads, coal handling facility, additional mine infrastructure, database setting up, geological modeling and mine plan.

For Mine 2, the projected capital expenditure adopted was sourced from the Management Forecast. According to Section 26.2 "Recommendations – Soumber and Zag Suuj" of the Competent Person's Report, the 2012 estimated costs for setting up, exploration and drilling, and coal quality testing have been included in the total capital expenditures. The total capital expenditures from 2012 to 2038 were estimated at approximately US$828 million. The capital expenditure will be injected mainly for mining equipment and mine infrastructure, database setting up, exploration and drilling, and metallurgy.

Regarding the capital expenditure adopted for Mine 1 and Mine 2, we have also made reference to the historical operating results for Mine 1 provided by the Management and the Conceptual Study for Mine 2 respectively. We are of the opinion that the capital expenditure adopted for Mine 1 and Mine 2 are fair and reasonable.

8.6. Sensitivity Analyses

To determine how the different values of an independent variable would impact a particular dependent variable under a given set of assumptions, sensitivity analyses were carried out on the fair market values of the Mines in respect of the discount rates, coal prices, total operating costs and capital expenditure from the status quo. The results of the sensitivity analyses for the valuation of Mine 1 and Mine 2 were as follows respectively:

Absolute Change in Discount Rate	**Applied Discount Rate** *(%)*	**Fair Market Value of Mine 1** *(US$)*
+2%	12.00	716,000,000
+1%	11.00	780,000,000
0%	10.00	853,000,000
–1%	9.00	938,000,000
–2%	8.00	1,035,000,000

Percentage Change in Coal Price Adopted	**Fair Market Value of Mine 1** *(US$)*
+2%	935,000,000
+1%	895,000,000
0%	853,000,000
–1%	812,000,000
–2%	771,000,000

Percentage Change in Total Operating Costs	**Fair Market Value of Mine 1** *(US$)*
+2%	788,000,000
+1%	821,000,000
0%	853,000,000
–1%	886,000,000
–2%	919,000,000

Percentage Change in Capital Expenditure	Fair Market Value of Mine 1 *(US$)*
+10%	821,000,000
+5%	837,000,000
0%	853,000,000
–5%	870,000,000
–10%	886,000,000

Absolute Change in Discount Rate	Applied Discount Rate *(%)*	Fair Market Value of Mine 2 *(US$)*
+2%	14.00	447,000,000
+1%	13.00	507,000,000
0%	12.00	576,000,000
–1%	11.00	656,000,000
–2%	10.00	748,000,000

Percentage Change in Coal Price Adopted	Fair Market Value of Mine 2 *(US$)*
+2%	608,000,000
+1%	592,000,000
0%	576,000,000
–1%	560,000,000
–2%	544,000,000

Percentage Change in Total Operating Costs	Fair Market Value of Mine 2 *(US$)*
+2%	560,000,000
+1%	568,000,000
0%	576,000,000
–1%	584,000,000
–2%	592,000,000

Percentage Change in Capital Expenditure	Fair Market Value of Mine 2 *(US$)*
+10%	543,000,000
+5%	559,000,000
0%	576,000,000
–5%	593,000,000
–10%	609,000,000

Figures 17 through 20 illustrate the results of the sensitivity analyses of Mine 1 and Mine 2 respectively.

Figure 17 – Sensitivity Analysis on the Discount Rate of Mine 1



Fair Market Value of Mine 1
(million US$)
3,000
2,500
2,000
1,500
1,000
500
0
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
Absolute Change in Discount Rate

Figure 18 – Sensitivity Analyses on the Coal Price, Total Operating Costs and Capital Expenditure of Mine 1


Fair Market Value of Mine 1
(million US$)
1,400
1,200
1,000
800
600
400
200
0
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
Percentage Change in Coal Price
Percentage Change in Total Operating Costs
Percentage Change in Capital Expenditure

Figure 19 – Sensitivity Analysis on the Discount Rate of Mine 2


Fair Market Value of Mine 2
(million US$)
2,500
2,000
1,500
1,000
500
0
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
Absolute Change in Discount Rate

Figure 20 – Sensitivity Analyses on the Coal Price, Total Operating Costs and Capital Expenditure of Mine 2


Fair Market Value of Mine 2
(million US$)
800
700
600
500
400
300
200
100
0
-10%
-8%
-6%
-4%
-2%
0%
2%
4%
6%
8%
10%
Percentage Change in Coal Price
Percentage Change in Total Operating Costs
Percentage Change in Capital Expenditure

9. MAJOR ASSUMPTIONS

We have adopted certain specific assumptions in our valuation and the major ones are as follows:

- The Business Enterprise has free and uninterrupted rights to operate the Mines throughout the period until all reserves and resources of the Mines are fully exploited and subject to no land premium or any payment to the government of substantial amount;
- All relevant legal approvals and business certificates or licences to operate the business in the localities in which the Mines operate or intend to operate would be officially obtained and renewable upon expiry;
- The Mines will be operated by the Business Enterprise as planned;
- There exists a reliable and adequate transportation network and capacity for processing the mining products;
- There will be no major changes in the current taxation laws in the localities in which the Mines operate or intend to operate and the rates of tax payable shall remain unchanged and all applicable laws and regulations will be complied with;
- There will be no major changes in the political, legal, economic or financial conditions in the localities in which the Mines operate or intend to operate, which would adversely affect the revenues attributable to and the profitability of the Mines; and

- Interest rates and exchange rates in the localities for the operation of the Mines will not differ materially from those presently prevailed.

10. RISK FACTORS

The following are the risk factors of the Mines which have been considered in the valuation:

10.1. Reserves and Resources

There is possibility in the failure to achieve projected grades and tonnages. Estimates of reserves and resources may also change when new information becomes available or new factors arise. There may be variability in the quality of the deposits which may impact the total tonnages produced. Interpretations and deductions of the geology and controls on the mineralisation on which the reserves and resources estimates are based (i.e. past drilling, sampling and similar examination) may potentially be found to be inaccurate when further drilling or the commencement of actual production. Any adjustment could affect the development and mining plans, which could materially and adversely affect the revenues and the valuation of the Mines. There can be no assurance the recovery from exploration assay tests will be the same under on-site conditions or in production-scale operations.

10.2. Future Coal Prices and Global Economy

Revenues stated in the forecast depend on future coal prices, and the valuation values determined are highly sensitive to coal price fluctuations, both positively and negatively. A huge fall in commodity prices would substantially reduce the valuation. The worst case is that the Mines would become uneconomical.

10.3. Processing

The operating cost estimates are based on a number of assumptions. The mining business is capital intensive and the development and exploitation of reserves and resources, the depreciation and unavailability of machinery and equipment and the expansion of production capacity will require substantial capital expenditures. There may be potential increases in operating costs which arise from unforeseen operating complexities due to increases of the fuel price or inflation. Operations may not be completed within the scope of the time planned, may exceed the original budgets and may not achieve the intended economic results or commercial viability, all of which could have a material adverse effect on the results of operations and the business.

10.4. Insufficient Water Supply

No surface water is currently available in the immediate areas of the Mines. Water is being supplied from water supply wells drilled nearby as part of hydrological investigations. For Mine 1, exploration for ground water is ongoing, but sufficient ground water capable of supporting a wet coal processing plant has not yet been found in the area.

10.5. Tenements and Licence Extension

The mining licences and exploration licences form the basis of the values of the Mines. There is a risk that the application to extend the term of the mining and exploration licences might not be extended.

10.6. Environmental Issues

Since the Mines are located in desert areas with no recognized environmentally sensitive areas associated with their location, there are no substantial environmental liabilities attaching to the Mines. According to the Competent Person's Report, it is also stated that the Technical Consultant is not aware of any environmental issues that may materially affect the potential mining of coal.

10.7. Country and Political Risks

The Mongolian government takes an active position in enforcing foreign investment legislation to establish fair transfer pricing and taxation regimes for foreign investors. With the government actively accessing investments in Mongolian mineral assets, there arises the risk of occasional mining and exploration suspensions and other activities that could disrupt mining operations.

There is risk of social unrest and riots as have occurred in Mongolia in recent years, which may cause damage or disruption to the operations of the Mines if similar events were to occur in the future. Rioters could cause damage to the infrastructures and facilities, disrupt the work force, etc. thereby affecting the production schedules and operations of the Mines.

10.8. Future Plans

Any changes to the production plans or the differences between the future and the actual productions may happen. Those variances may or may not be material. Accordingly, the valuation outcome may change.

11. INFORMATION REVIEWED

Our opinion requires consideration of relevant factors and information affecting the fair market values of the Mines. The factors and information considered included, but were not necessarily limited to, the following:

- The Competent Person's Report provided by the Management;
- The Conceptual Study provided by the Management;
- The Memorandum of Concept Level Study provided by the Management;
- Copies of the mining licences and exploration licences of the Mines provided by the Management;
- Audited financial statements of the Business Enterprise for the years ended 31 December 2008, 2009 and 2010 provided by the Management;
- Registrations and legal documents related to the Business Enterprise and the Mines provided by the Management, including certificates of incorporation and land use permit agreements;
- Historical information of the Business Enterprise and the Mines provided by the Management, including the operating results of Mine 1 from 2007 to 2011;
- Market trends of the coal mining industry in Mongolia, China and worldwide;
- General descriptions in relation to the Business Enterprise and the Mines; and
- Economic outlooks in Mongolia and China.

We have also conducted research from various sources to verify the reasonableness and fairness of information provided and we believe that such information is reasonable and reliable. We have assumed the accuracy of information provided and relied to a considerable extent on such information in arriving at our opinion.

12. LIMITING CONDITIONS

The valuation reflects facts and conditions existing at the Date of Valuation. Subsequent events or circumstances have not been considered and we are not required to update our report for such events and conditions.

We would particularly point out that our valuation was based on the information such as the projections made by the Business Enterprise, company background, business nature and market share of the Business Enterprise provided to us.

To the best of our knowledge, all data set forth in this report are reasonable and accurately determined. The data, opinions, or estimates identified as being furnished by others that have been used in formulating this analysis are gathered from reliable sources; yet, no guarantee is made nor liability assumed for their accuracy.

We have relied to a considerable extent on the historical and/or prospective information provided by the Management and other third parties in arriving at our opinion of values. The information has not been audited or compiled by us. We are not in the position to verify the accuracy of all information provided to us. However, we have had no reason to doubt the truth and accuracy of the information provided to us and to doubt that any material facts have been omitted from the information provided. No responsibilities for the operation and financial information that have not been provided to us are accepted.

We assumed that the Management is competent and perform duties under the company regulation. Also, ownership of the Mines was in responsible hands, unless otherwise stated in this report. The quality of the Management may have direct impact on the viability of the business as well as the fair market values of the Mines.

We have not investigated the title to or any legal liabilities of the Mines and have assumed no responsibility for the titles to the Mines appraised.

Our conclusion of the fair market values was derived from generally accepted valuation procedures and practices that rely substantially on the use of various assumptions and the consideration of many uncertainties, not all of which can be easily quantified or ascertained. The conclusion and various estimates may not be separated into parts, and/or used out of the context presented herein, and/or used together with any other valuation or study.

We assume no responsibility whatsoever to any person other than the directors and management of the Company in respect of, or arising out of, the content of this report. If others choose to rely in any way on the contents of this report, they do so entirely on their own risk.

No changes to any item in any part of this report shall be made by anyone except Roma Appraisals. We accept no responsibility for any such unauthorized changes. Neither all nor any part of this report shall be disseminated to the public without the written consent and approval of Roma Appraisals through any means of communication or referenced in any publications, including but not limited to advertising, public relations, news or sales media.

This report may not be reproduced, in whole or in part, and utilized by any third parties for any purpose, without the written consent and approval of Roma Appraisals.

The working papers and models for this valuation are being kept in our files and would be available for further references. We would be available to support our valuation if required. The title of this report shall not pass to the Company until all professional fees have been paid in full.

13. REFERENCES

The list of sources of information cited in this report is stated as follows:

- Bloomberg;
- BP Statistical Review of World Energy published in June 2011;
- CRU Strategies (a division of CRU International Limited);
- International Monetary Fund;
- JPMorgan Chase & Co.;
- National Bureau of Statistics of China;
- National Statistical Office of Mongolia;
- The Competent Person's Report;
- The Conceptual Study;
- The Memorandum of Concept Level Study; and
- United States Energy Information Administration.

14. REMARKS

Unless otherwise stated, all monetary amounts stated in this valuation report are in United States Dollars (US$). The exchange rate adopted in the valuation was approximately 1 US$ = 1,332.5 MNT which was the prevailing exchange rate as at the Date of Valuation.

We hereby confirm that we have neither present nor prospective interests in the Company, the Business Enterprise, the Mines and its holding companies, subsidiaries and associated companies, or the values reported herein.

15. OPINION OF VALUES

Based on the investigation and analysis stated above, the valuation method employed, and the sensitivity analyses performed, the fair market values of the Mines as at the Date of Valuation, in our opinion, were reasonably stated as follows:

Fair Market Values of the Mines as at 19 March 2012

	Range *US$*	Preferred Value *US$*
Ovoot Tolgoi Mine (“Mine 1”):	780,000,000 to 938,000,000	853,000,000
Soumber Deposit (“Mine 2”):	507,000,000 to 656,000,000	576,000,000
Aggregate Fair Market Value of the Mines:	**1,287,000,000 to 1,594,000,000**	**1,429,000,000**

Yours faithfully,
For and on behalf of
Roma Appraisals Limited

Ian D. Buckingham	**Emmanuel Ekow Mensah**	**Kelvin Luk**
Competent Evaluator	*Senior Geologist*	*Director*

Note:

Mr. Buckingham is the author of the valuation report. He takes overall responsibility at the capacity of the Competent Evaluator. He has reviewed all the major assumptions adopted in the valuation model and ensured this valuation report is compliant with the VALMIN Code. He has about forty-year experience in the international resources industry. He has undertaken valuation assignments involving coal, gold, silver, molybdenum, diamonds, iron ore, base metals, petroleum and other commodities. Mr. Buckingham holds Associateship and Fellowship Diplomas in Geology (Royal Melbourne Institute of Technology) with extra studies in mining engineering and primary metallurgy, B.App.Sc. (Applied Geology) and a MBA from RMIT University. Mr. Buckingham is a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM), Member of Petroleum Exploration Society of Australia (MPESA) and Member of American Association of Petroleum Geologists (MAAPG). Specific coal valuation assignments undertaken by Mr. Buckingham include: reviewing and valuing the coal tenements owned by Resolve Coal Pty Limited; providing coal resource evaluation and estimation for BDK Company on an Indonesia steaming coal deposit in East Kalimantan; reviewing and providing an independent valuation of twelve coal, petroleum and coal-bed methane tenements for Resolve-Geo Pty Ltd. Mr. Buckingham has also undertaken a number of strategic development assignments evaluating several minerals commodities on behalf of global mining groups. Mr. Buckingham served on the Committee that re-wrote the VALMIN Code, 2005.

Mr. Mensah is the peer reviewer of the valuation report. He has independently reviewed all the workings and queried on the assumptions adopted. He has about ten-year experience as a geologist in exploration, prospect evaluation, project development, open pit and underground mining. Mr. Mensah has been responsible for developing and maintaining Quality Control and Quality Assurance (QA/QC) procedures, generation of resource and grade control 3-D models as well as mining ore blocks and ensuring resource reporting and reconciliations are at least to AGA standards. Mr. Mensah is a member of the Australasian Institute of Mining and Metallurgy (AusIMM).

Mr. Luk is the co-author of the valuation report. He oversees the valuation process in the preparation of the valuation model and report. In particular, Mr. Luk together with his in-house valuation team has contributed to the application of the major assumptions adopted in the valuation, such as geology of the mines, portfolio of reserves or resources included in the valuation, coal prices, operating costs, capital costs and discount rates. He is also responsible for giving advice to Mr. Buckingham in order to ensure the Report is compliant with the requirements set out within the Chapter 18 of Hong Kong Listing Rules. He is a member of the Canadian Institute of Mining, Metallurgy and Petroleum. Mr. Luk has over six years of experience in valuation and consultation related to similar assets or companies engaged in similar business activities worldwide as that of the Business Enterprise. Mr. Luk is a member of the International Association of Consultants, Valuers and Analysts (IACVA), the Canadian Institute of Mining, Metallurgy and Petroleum (CIM).

Angela Kwan, Alan Lee, Michael Li, Terry Hui, Winnie Lam and Stephen Chan are the contributors of the valuation report.

Statement of Qualification of the Competent Evaluator – Ian D. Buckingham

I, Ian D. Buckingham, hereby confirm that:

- I have carried out the assignment for Roma Appraisals Limited, located at:

  Unit 3806, 38/F, China Resources Building,
  26 Harbour Road, Wan Chai, Hong Kong
  Tel: (852) 2529 6878
  Fax: (852) 2529 6808

- I graduated with Associateship and Fellowship Diplomas in Geology from Royal Melbourne Institute of Technology with extra studies in mining engineering and primary metallurgy, a Bachelor's Degree of Applied Science in Applied Geology from Victorian Institute of Colleges and a Master of Business Administration from RMIT University.

- I am a Fellow of the Australasian Institute of Mining and Metallurgy (FAusIMM), Member of Petroleum Exploration Society of Australia (MPESA) and American Association of Petroleum Geologists (MAAPG).

- I have studied the revised Chapter 18 of the Hong Kong Listing Rules and understood the definition "Competent Evaluator". My past relevant experience, qualifications and my affiliation with professional associations have fulfilled the requirements to be a "Competent Evaluator" as set out in the listing rules for the purpose of the valuation report.

- I take overall responsibility at the capacity of the Competent Evaluator.

- This valuation report is prepared based on information compiled by me and under my supervision. I am an associate of Roma Appraisals Limited. I am the author of this report and have reviewed all the major assumptions adopted in the valuation model and ensured the valuation report is compliant with the VALMIN Code.

- I have neither present nor prospective interests in the Mines, the Business Enterprise, the Company or the values reported herein.

- I am not aware of any material fact or material change with respect to the subject matter of the valuation report that is not reflected in the valuation report.

- This report has been prepared in accordance with the guidelines set by the VALMIN Code (2005) established by the VALMIN Committee in Australia.

APPENDIX I – PHOTOS OF THE MINES



The Inclined Shaft of the Mines



The Open Storage at the Mines



The Power Station at the Mines



The Road at the Mines



The Workshop at the Mines



The Equipment at the Mines

APPENDIX II – ABBREVIATIONS AND GLOSSARY

µ	Micron
°C	degree Celsius
°F	degree Fahrenheit
µg	microgram
A	ampere
a	Annum
Bbl	barrels
bcm	bank cubic metre
btu	British thermal units
C$	Canadian Dollars
cal	Calorie
CFM	cubic metres per minute
cm	centimetre
cm^2	square centimetre
d	Day
dia	diameter
dmt	dry metric tonne
dwt	deadweight ton
FOB	free on board
ft	Foot
ft/s	foot per second
ft^2	square foot
ft^3	cubic foot
g	Gram
G	giga (billion)
Gal	Imperial gallon
g/L	gram per litre
g/t	gram per tonne
gpm	Imperial gallons per minute
gr/ft^3	grain per cubic foot
gr/m^3	grain per cubic metre
hr	Hour
ha	hectare
hp	horsepower
in	Inch
in^2	square inch
J	Joule
k	kilo (thousand)
kcal	kilocalorie
kg	kilogram
km	kilometre
km/h	kilometre per hour
km^2	square kilometre
kPa	kilopascal
kVA	kilovolt-amperes
kW	kilowatt
kWh	kilowatt-hour
L	litre
L/s	litres per second
M	metre
M	Mega (million)
m^2	square metre
m^3	cubic metre
Min	minute
MASL	metres above sea level
Mm	millimetre
mph	miles per hour
MVA	megavolt-amperes
MW	megawatt
MWh	megawatt-hour
m^3/h	cubic metres per hour
opt, oz/st	ounce per short ton
oz	Troy ounce (31.1035g)
oz/dmt	ounce per dry metric tonne
ppm	part per million
psia	pound per square inch absolute
Psig	pound per square inch gauge
RL	relative elevation
S	second
SG	Specific Gravity
St	short ton
Stpa	short ton per year
Stpd	short ton per day
T	metric tonne
Tpa	metric tonne per year
Tpd	metric tonne per day
US$	United States Dollars
USg	United States gallon
USgpm	US gallon per minute
V	Volt
W	Watt
wmt	wet metric tonne
yd^3	cubic yard
Yr	Year

DCF	Discounted Cash Flow
EIA	United States Energy Information Administration
FSI	Free Swelling Index
GDP	Gross Domestic Product
IMF	International Monetary Fund
MNT	Mongolian Tugrik
NDRC	National Development and Reform Commission
OECD	Organization for Economic Co-operation and Development
PMA	Pre-Mining Agreement
RMB	Renminbi
VALMIN Code	Code for the Technical Assessment and Valuation of Mineral and Petroleum Assets and Securities for Independent Expert Reports 2005 Edition

1. RESPONSIBILITY STATEMENT

This circular, for which the Directors collectively and individually accept full responsibility, includes particulars given in compliance with the Listing Rules for the purpose of giving information with regard to the Company. The Directors, having made all reasonable enquiries, confirm that, to the best of their knowledge and belief, the information contained in this circular is accurate and complete in all material respects and not misleading or deceptive, and there are no other matters the omission of which would make any statement in this circular or this circular misleading.

2. DISCLOSURE OF INTERESTS

(a) Directors, chief executive and supervisors' interests and short positions in the Shares, underlying Shares and debentures of the Company or its associated corporations

As at the Latest Practicable Date, none of the Directors, chief executive, supervisors of the Company or their respective associates had any interests or short positions in the shares, underlying shares or debentures of the Company or its associated corporations (within the meaning of the Securities and Futures Ordinance), which are (a) required to be notified to the Company and the Stock Exchange pursuant to Divisions 7 and 8 of Part XV of the Securities and Futures Ordinance; or (b) required to be recorded in the register kept by the Company pursuant to Section 352 of the Securities and Futures Ordinance; (c) required to be notified to the Company and the Stock Exchange pursuant to the Model Code for Securities Transactions by Directors of Listed Companies.

(b) Directors, supervisors and employees' positions in other companies

As at the Latest Practicable Date, as far as the Company is aware, the following Directors, supervisors and employees of the Company are employed by the following company which has interests or short positions in the Shares or underlying Shares of the

Company which are required to be notified to the Company and the Stock Exchange pursuant to Divisions 2 and 3 of Part XV of the Securities and Futures Ordinance:

Name of Director/ supervisor/employee	**Position held in the specific company**
Xiong Weiping, Executive Director	General Manager of Chinalco
Lv Youqing, Non-executive Director	Deputy General Manager of Chinalco
Ao Hong, Chairman of Supervisory Committee of the Company	Vice President of Chinalco
Zhang Zhankui, Supervisor of the Company	Head of Finance Department of Chinalco
Yuan Li, Supervisor of the Company	Head of Political Party Department of Chinalco

3. DIRECTORS' SERVICE CONTRACTS

As at the Latest Practicable Date, none of the Directors had any existing or proposed service contract with any member of the Group which will not expire or be determinable by the relevant member of the Group within one year without payment of compensation (other than statutory compensation).

4. LITIGATION

As at the Latest Practicable Date, neither the Company nor any of its subsidiaries was engaged in any litigation, arbitration or claim of material importance and no litigation, arbitration or claim of material importance was known to the Directors to be pending or threatened against the Group.

5. COMPETING INTERESTS

As at the Latest Practicable Date, none of the Directors or their respective associates had interests in the businesses, other than being a Director, which compete or are likely to compete, either directly or indirectly, with the businesses of the Group (as would be required to be disclosed under Rule 8.10 of the Listing Rules if each of them was a controlling shareholder).

6. INTEREST IN ASSETS AND CONTRACTS

As at the Latest Practicable Date, none of the Directors had any interest, direct or indirect in any assets which have been, since 31 December 2011 (being the date to which the latest published audited financial statements of the Group were made up), acquired or disposed of by or leased to any member of the Enlarged Group, or are proposed to be acquired or disposed of by or leased to any member of the Enlarged Group.

There is no contract or arrangement subsisting as at the date of this circular, in which any of the Directors are materially interested and which is significant to the business of the Enlarged Group.

7. QUALIFICATION AND CONSENTS OF EXPERTS

The following are the qualifications of the experts who have provided advice for inclusion in this circular:

Name	Qualification
PricewaterhouseCoopers	Certified Public Accountants
Runge	Competent Person
Roma	Competent Evaluator

Each of the above experts has given and has not withdrawn its written consent to the issue of this circular with the inclusion of its letter and/or reference to its name or opinion in the form and context in which it appears.

As at the Latest Practicable Date, the above experts were not beneficially interested in the share capital of any member of the Group nor did they have any right (whether legally enforceable or not) to subscribe for or to nominate persons to subscribe for securities in any member of the Group.

As at the Latest Practicable Date, all the above experts did not have any direct or indirect interest in any assets which had since 31 December 2011 (being the date to which the latest published audited financial statements of the Group were made up) been acquired or disposed of by or leased to any member of the Group, or were proposed to be acquired or disposed of by or leased to any member of the Group.

8. MATERIAL CONTRACTS

The Group had entered into the following material contracts (not being contracts entered into in the ordinary course of business of the Group) within two years immediately preceding the Latest Practicable Date:

(i) the joint venture contract for establishment of the joint venture company, 山西介休鑫峪溝煤業(集團)有限公司 (Shanxi Jiexiu Xingyugou Coal Industry (Group) Corporation) dated 25 October 2010 entered into amongst 山西省介休市路鑫煤炭氣化有限公司 (Shanxi Jiexiu Luxin Coal Gasification Company Limited), the Company and 山西鋁廠 (Shanxi Aluminum Plant, a subsidiary of Chinalco) for the purpose of investment into and reorganization of the five coal mining companies located in Shanxi Province, pursuant to which the Company shall make investment of approximately RMB537 million into the joint venture company in return for approximately 34% equity interest in the joint venture company. Subsequently, in December 2011, the shareholders of the joint venture company agreed to further adjust the shareholding structure of the joint venture company as well as their respective capital contributions, and accordingly, the Company increased its relevant amount of capital contribution by RMB155 million to RMB692 million and the shareholding percentage of the Company will be maintained at 34%. Further details of the joint venture contract and the subsequent adjustment to the shareholding structure are set out in the announcements of the Company dated 27 October 2010 and 12 December 2011;

(ii) the investment agreement entered into between the Company and Guizhou Industrial Investment (Group) Co., Ltd. and Shanghai Enyuan Industry Co., Ltd. in December 2010 to jointly establish Guizhou Chalco Aluminum Co., Ltd. with registered capital amounting to RMB320 million, and pursuant to which the Company is obliged to inject capital amounting to RMB128 million including equipment amounting to RMB45 million and cash amounting to RMB83 million, and holds 40% equity interest of the investee under the agreement. Further details of the investment agreement is set out in the 2010 Annual Report of the Company;

(iii) the equity transfer agreement dated 20 December 2010 entered into between 中鋁國際貿易有限公司 (China Aluminum International Trading Co., Ltd. and a subsidiary of the Company owned as to 90.5% by the Company ("**CIT**")) as vendor and Chinalco as purchaser in relation to the disposal of 5% equity interests in 中鋁國際工程有限責任公司 (China Aluminum International Construction Limited) by CIT to Chinalco at a consideration of RMB156,986,000. Further details of the equity transfer agreement is set out in the announcement of the Company dated 20 December 2010;

(iv) the equity transfer agreement dated 29 June 2011 between 中鋁置業發展有限公司 (China Aluminum Development Limited, a wholly-owned subsidiary of Chinalco ("**CAD**")) (as vendor) and the Company (as purchaser) in relation to the acquisition of 9.5% equity interests in CIT owned by CAD at a consideration of RMB115,346,929. Further details of the equity transfer agreement is set out in the announcement of the Company dated 17 March 2011 and the circular of the Company dated 14 April 2011;

(v) the investment agreement dated 8 March 2011 entered into between the Company and Tangshan Jiahua Industrial Co., Ltd. to invest in 70% equity interest in Gansu Huayang Mining Development Company Limited ("**Huayang Mining**") and pursuant to which the Company agreed to inject into Huayang Mining a total of RMB965 million. Further details of the investment agreement is set out in the 2011 Annual Report of the Company;

(vi) the joint venture agreement dated 30 March 2011 entered into between Chalco HK South East Investment Ltd, a wholly-owned subsidiary of the Company, and Laos Service Incorporation Co., Ltd to invest in 60% equity interest in Lao Service Mining Co., Ltd ("**Laos Mineral**") and US$3 million will be injected into Laos Mineral as capital contribution. Further details of the agreement is set out in the in 2011 Annual Report of the Company;

(vii) the guarantee dated 19 April 2011 provided by the Company in an amount of not more than US$1.2 billion for Chalco Hong Kong Limited ("**Chalco Hong Kong**"), a wholly-owned subsidiary of the Company, in respect of the issue of US$ denominated bonds of an aggregate principal amount of not more than US$1.2 billion and with a term of not more than 10 years (the "**Bonds**") by Chalco Hong Kong (and consortium loans and/or bridging loans prior to the successful issuance of the Bonds). Further details of the guarantee is set out in the announcement of the Company dated 8 September 2011 and the circular of the Company dated 9 September 2011;

(viii) the asset transfer agreement entered into between the Company and 青海鋁業華通炭素有限公司(Qinghai Aluminum Huatong Charcoal Co., Ltd., "**Huatong Charcoal**") on 16 March 2012, pursuant to which Huatong Charcoal agreed to dispose and the Company agreed to purchase certain fixed assets owned by Huatong Charcoal at a consideration of RMB145.915 million. Further details of the asset transfer agreement is set out in the announcement of the Company dated 16 March 2012;

(ix) the share sale and purchase agreement entered into between the Company, Winsway Resources Holdings Limited and Mr. Wang Xingchun, pursuant to which the Company has conditionally agreed to purchase and Winsway Resources Holdings Limited has conditionally agreed to sell 29.9% of the issued share capital of Winsway Coking Coal Holdings legally and beneficially held by Winsway Resources Holdings Limited;

(x) the Lock-up Agreement;

(xi) the Consultancy Agreement; and

(xii) the Cooperation Agreement.

9. GENERAL

(a) The address of the registered office of the Company is at No. 62 North Xizhimen Street, Haidian District, Beijing, The People's Republic of China.

(b) The company secretary of the Company is Ms. Liu Qiang, who holds a Master's degree in English Literature with extensive experience in the import and export of non-ferrous metals and analysis of the aluminum market.

(c) The H share registrar of the Company is Hong Kong Registrars Limited at 17M Floor, Hopewell Centre, 183 Queen's Road East, Wanchai, Hong Kong.

(d) In case of inconsistency, the English text of this circular shall prevail over the Chinese text.

10. DOCUMENTS AVAILABLE FOR INSPECTION

Copies of the following documents will be available for inspection during business hours at the registered office of Clifford Chance at 28th floor, Jardine House, One Connaught Place, Hong Kong from the date of this circular until 22 June 2012 (Friday, inclusive):

(a) the articles of association of the Company;

(b) the published annual reports of the Company including the audited financial statements for each of the financial years ended 31 December 2009, 2010 and 2011;

(c) the unaudited consolidated financial information of the Group for the three months ended 31 March 2012;

(d) the annual report of SouthGobi for the year ended 31 December 2011;

(e) the annual report of SouthGobi for the year ended 31 December 2010;

(f) the annual report of SouthGobi for the year ended 31 December 2009;

(g) the accountant's report from PricewaterhouseCoopers on the unaudited pro forma financial information of the Enlarged Group, the text of which is set out in Appendix III to this circular;

(h) the Competent Person's Report on the mining assets of SouthGobi prepared by Runge, the text of which is set out in Appendix IV to this circular;

(i) the Valuation Report on the mining assets of SouthGobi prepared by Roma, the text of which is set out in Appendix V to this circular;

(j) the written consents referred to under the paragraph headed "General information – Qualification and Consents of Experts" in this Appendix VI;

(k) copies of each of the material contracts as referred to under the paragraph headed "General information – Material contracts" in this Appendix VI;

(l) the circular of the Company dated 8 June 2012 in relation to the proposed acquisition of 29.9% interest in Winsway; and

(m) this circular.